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07023743

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME AltaGas Income Trust

*CURRENT ADDRESS

PROCESSED

MAY 2 4 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34911 FISCAL YEAR 12-31-06

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DATE: 5/23/07

SEC File # 82-34911

UP TO CDN $75,000,000
EXTENDIBLE REVOLVING TERM CREDIT FACILITY

CREDIT AGREEMENT

---

among

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

(as Borrower)

and

THE BANK OF NOVA SCOTIA, in its capacity as Lender

(as Lender)

and

THE BANK OF NOVA SCOTIA, in its capacity as Agent

(as Agent)

SEC File # 82-34911

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

SEC File # 82-34911

CREDIT AGREEMENT

THIS CREDIT AGREEMENT made as of November 30, 2004.

AMONG:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership, formed under the laws of Alberta, having an office in Calgary, Alberta

OF THE FIRST PART

\- and -

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, in its capacity as Lender

OF THE SECOND PART

\- and -

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, in its capacity as Agent

OF THE THIRD PART

WHEREAS the Borrower has requested, and the Lender has agreed to establish an extendible revolving credit facility on the terms and conditions set forth in this Agreement;

NOW THEREFORE the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

1.1 Definitions

In this Agreement and the Schedules hereto and in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"Acceleration Notice" has the meaning given to it in Section 10.2;

"Accelerated Indebtedness" has the meaning given to it in subsection 10.2(b);

"Accounts" means the accounts and records established by the Agent pursuant to Section 5.7 to record the Borrower's liability to each of the Lenders in respect of the Borrowings and other amounts outstanding by the Borrower to each of the Lenders hereunder;

"Additional Compensation" has the meaning given to it in Section 11.2;

"Affected Lender" has the meaning given to it in Section 5.4;

"Affiliate" means any Person which, directly or indirectly, controls, is controlled by or is under common control with any Lender; and, for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" or "under common control with") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or by contract or otherwise;

"Agent" means BNS when acting in its capacity as agent hereunder and includes any successor agent appointed pursuant to Section 12.16;

"Agent's Accounts for Payments" means such accounts to which payments and transfers are to be effected, located at the Agent's Branch of Account, as may be agreed upon by the Agent and the Borrower from time to time and notified in writing to the Lenders;

"Agent's Branch of Account" means the following office of the Agent or such other office or branch of the Agent in Canada as the Agent may from time to time advise the Borrower and the Lenders in writing:

> The Bank of Nova Scotia
> Calgary Commercial Banking Centre
> Transit 10009
> 240 - 8th Avenue S.W.
> P.O. Box 2540
> Calgary, Alberta
> Canada T2P 2N7
> Attention: Corporate Credit Officer
> Reference: AltaGas Holding Limited Partnership No. 1

"Agreement" and **"Credit Agreement"** means this Credit Agreement and includes all Schedules attached hereto;

"AltaGas" means AltaGas Ltd., a corporation subsisting under the laws of Canada, and its successors and permitted assigns;

"applicable laws" or **"applicable law"** means, in relation to any Person, transaction or event:

(a) all applicable provisions of laws, statutes, rules and regulations from time to time in effect; and

(b) all Governmental Authorizations to which the Person is a party or by which it or its property is bound or having application to the transaction or event;

"**Applicable Lender**" has the meaning given to it in subsection 3.7(a);

"**Applicable Percentage**" has the meaning given to it in subsection 3.7(d);

"**BA Acceptance Fee**" means, with respect to a Bankers' Acceptance issued by the Borrower and accepted by a Lender, the acceptance fees payable by the Borrower in respect thereof pursuant to Section 6.4;

"**BA Equivalent Advance**" means an advance made in Canadian Dollars by a Non-Acceptance Lender as part of a Borrowing by way of Bankers Acceptances;

"**BA Reference Lenders**" means, if there is only one Lender which is a Schedule II Bank or Schedule III Bank, such Lender and, if there is more than one Lender which is a Schedule II Bank or Schedule III Bank, any two of such Lenders as selected from time to time by the Agent with the consent of the Borrower, such consent not to be unreasonably withheld;

"**Bankers' Acceptances**" means bankers' acceptances denominated in Canadian Dollars which have been made available by the Lenders to the Borrower by the acceptance by such Lenders at the request of the Borrower pursuant to Section 3.4, 3.10, or 3.11;

"**basis point**" or "**bp**" means one hundredth of one percent (0.01%);

"**BNS**" means The Bank of Nova Scotia and its successors and permitted assigns;

"**Borrower**" means AltaGas Holding Limited Partnership No. 1, a limited partnership formed under the laws of Alberta, having its principal office in Calgary, Alberta and its successors and permitted assigns;

"**Borrower's Accounts**" means the Borrower's accounts maintained by the Agent as a Lender at its Calgary main branch, the particulars of which shall have been notified to the Agent by the Borrower;

"**Borrowing**" means a borrowing by the Borrower by way of Prime Loans, USBR Loans or Libor Loans to the Borrower by the Lenders or by way of Banker's Acceptances issued by the Borrower and accepted by the Lenders or by way of Documentary Credits issued by the Agent, as attorney in fact for the Lenders;

"**Branch of Account**" means, with respect to each Lender, the branch or office of such Lender at the address set out opposite such Lender's name on the signature pages of this Agreement or in the Lender Transfer Agreement of such Lender or such other branch or office in Canada as such Lender may from time to time advise the Agent, the Borrower and the other Lenders of in writing; but, for purposes of delivery of any notice required to be delivered by the Agent to a Lender pursuant to Section 12.8 and 14.5 and for the purposes of effecting any payments to a Lender in connection with this Agreement, a Lender may specify by notice in writing to the Agent, the Borrower any other branch or office of such Lender in Canada and such branch or office shall thereafter be the Branch of Account of such Lender for such purpose;

"Business Day" means a day, excluding Saturday and Sunday, on which banking institutions are open for business in Calgary, Alberta, Canada and Toronto, Ontario, Canada; provided that (a) in respect of any payments in US Dollars, such day must also be a day on which banking institutions are open for business in New York, New York and (b) in respect of any determination of the Libor Rate or any Borrowing or payment in respect of Libor Loans, such day must also be a day on which banking institutions are open for business in London, England;

"Canadian Dollars", **"Cdn. Dollars"** and the symbol **"Cdn $"** each means lawful money of Canada;

"Capital Adequacy Requirements" means Guideline A, Part I, dated January 2001 entitled "Capital Adequacy Requirements" and Guideline A, Part II, dated November 1997, entitled "Capital Adequacy Requirements - Market Risk" each issued by the Office of the Superintendent of Financial Institutions Canada (which encompass the guidelines contained in the report dated July 1988 and entitled "International Convergence of Capital Measurement and Capital Standards" released by the Basel Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements) and all other guidelines or requirements relating to capital adequacy issued by the Office of the Superintendent of Financial Institutions Canada or any other Governmental Authority regulating or having jurisdiction with respect to any Lender, as amended, modified, supplemented, reissued or replaced from time to time;

"Capital Lease" means any lease or any other arrangements relating to real or personal property which would, in accordance with Generally Accepted Accounting Principles, be required to be classified and accounted for as a capital lease on a balance sheet of a lessee, where the lessee is the Borrower or a Restricted Subsidiary;

"Capital Lease Obligation" means, at any time, the amount of any obligation which would, in accordance with Generally Accepted Accounting Principles, be required to be classified and accounted for as a Capital Lease on the balance sheet of the Borrower and its Restricted Subsidiaries;

"CDOR Rate" means on any day the per annum rate of interest which is the arithmetic average of the rates applicable to Canadian Dollar bankers' acceptances having a term equal or comparable to the bankers' acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuters' Monitor Money Rates Service at or about 8:00 a.m. (Calgary time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day, as adjusted by the Agent in good faith to reflect any error in a posted rate or a posted average annual rate; provided, however, that if such a rate does not appear on the Reuters' Screen CDOR Page as contemplated, then the CDOR Rate, on any day, shall be the annual discount rate quoted by the Agent which would be applicable in respect of a sale to the Agent of bankers' acceptances issued on such day (determined as of 8:00 a.m. (Calgary time) on such day) and accepted by the Agent, or if such day is not a Business Day, then on the immediately preceding Business

Day, in a comparable amount and having a term equal or comparable to those proposed to be issued by the Borrower;

"Change of Control" means any circumstances arising after the Closing Date in which:

(a) a Person or combination of Persons acting jointly or in concert (within the meaning of the *Securities Act* (Alberta), as amended) acquires beneficial ownership of a majority of the trust units in the Trust, or

(b) the Borrower ceases to be a Subsidiary of the Trust;

"Claim" has the meaning given to it in Section 11.4;

"Closing Date" means the date of execution and delivery of this Agreement or such other day as may be agreed upon by the Agent and the Borrower;

"Commercial Trust" means AltaGas Holding Trust, a commercial trust established under the laws of Alberta and which is a wholly owned Subsidiary of the Trust;

"Commitment" means the obligation of each Lender to provide to the Borrower hereunder an aggregate principal amount of Borrowings up to but not exceeding the amount set forth opposite such Lender's name on the signature pages hereto or in the Lender Transfer Agreement of such Lender as such Lender's Commitment, as such amount may hereafter be increased, decreased, cancelled, or made not available from time to time pursuant to this Agreement provided that the aggregate of the amounts of the Commitments shall not at any time exceed the Total Commitment of all Lenders;

"Commodity Swap" means an agreement entered into between the Borrower or a Subsidiary and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate the Borrower's or such Subsidiary's exposure to fluctuations in commodity prices and includes any such agreement for the making or taking of physical delivery of any commodity;

"Compliance Certificate" means a compliance certificate substantially in the form attached hereto as Schedule "F" executed on behalf of the Borrower by a senior officer of AltaGas;

"Confirmation Date" has the meaning given to it in subsection 3.13(b);

"Consolidated Capitalization" means as of the date of determination thereof, the aggregate of:

(a) the amount of Consolidated Debt;

(b) the amount of Consolidated Equity and Subordinated Debt; and

(c) any amounts shown as minority interests on a consolidated balance sheet of the Borrower (excluding Unrestricted Subsidiaries and also excluding any minority interests attributable (as determined in accordance with GAAP) to Non-Recourse Assets);

"Consolidated Debt" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), without duplication, an amount equal to the aggregate of:

(a) the amount of Long Term Debt;

(b) the amount of Working Capital Deficit; provided that any Working Capital Surplus shall be deducted in the calculation of Consolidated Debt;

(c) the amount of Guarantees or letters of credit supporting Indebtedness of any of the types referred to in paragraphs (a), (b) and (d) through (h) of this definition;

(d) the amount of obligations:

(i) to purchase Indebtedness of any Person, or to advance or supply funds for the payment or purchase of Indebtedness of any Person, including the purchase of debt securities, obligations or shares, or

(ii) to make any payment, loan, advance, capital contribution or other investment in or to a Person, or become or be bound by any agreement to do so, for the purpose of assuring a minimum equity, an asset base, a working capital or other balance sheet test or condition for any date or to provide funds for the payment of any debt liability, dividend or share liquidation payment, or otherwise to supply funds to or in any manner invest in such Person;

(e) the amount of obligations with respect to prepaid revenues relating to third party obligations;

(f) the amount of Capital Lease Obligations;

(g) the amount by which the principal amount of Interest Swaps (determined on a net basis taking into account Swaps entered into to reverse the position or limit the exposure under an existing Swap) is greater than the aggregate Indebtedness for borrowed money (including notes) of the Borrower and its Restricted Subsidiaries and the amount by which the principal amount of Commodity Swaps (determined on a net basis taking into account Swaps entered into to reverse the position or limit the exposure under an existing Swap) is greater than the aggregate principal amount of commodity transactions to which the Borrower and its Restricted Subsidiaries are subject, in each case to the extent of the net amount due or accruing due by the Borrower or its Restricted Subsidiaries thereunder (determined by marking to market the same in accordance with its terms); and

(h) the redemption amount of any preferred shares of the Borrower or its Restricted Subsidiaries (if such preferred shares are not owned by the Borrower or its Restricted Subsidiaries) which are redeemable at the option of the holder thereof;

and shall exclude in any event:

(i) to the extent permitted by GAAP, the amount of any particular Indebtedness if, upon or prior to the maturity thereof, there shall have been irrevocably deposited with the proper depositary in trust the necessary funds (or evidence of indebtedness) for the payment, redemption or satisfaction of such Indebtedness, and thereafter such funds and evidences of Indebtedness or other security so deposited are not included in any computation of the assets of such Person;

(j) contingent obligations in respect of court actions, suits or other proceedings which have not come to a final and conclusive judgment before a court of competent jurisdiction or such other Person as may have jurisdiction in the premises and the Borrower or its Restricted Subsidiaries reasonably expects to be successful in the defence of such action, suit or other proceeding;

(k) obligations under any lease or other arrangement relating to real or personal property which would, in accordance with GAAP, be accounted for as an operating lease of such Person;

(l) deferred taxes or future income taxes;

(m) Non-Recourse Debt; and

(n) Subordinated Debt;

"Consolidated Debt to Capitalization Ratio" means as of the date of determination thereof and calculated in accordance with the proviso in Section 9.3, the ratio of Consolidated Debt to Consolidated Capitalization expressed as a percentage;

"Consolidated Debt to EBITDA Ratio" means as of the date of determination thereof and calculated in accordance with the proviso in Section 9.3, the ratio of Consolidated Debt to Consolidated EBITDA;

"Consolidated EBITDA" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the Consolidated Net Income for the 12 month period then ended, plus to the extent deducted in the determination thereof (or, in the case of (d) below, to the extent not already included in the determination thereof) (without duplication):

(a) Consolidated Interest Expense for such period; plus

(b) all provisions for income taxes; plus

(c) deductions in respect of non-cash items including depletion, depreciation, amortization and deferred taxes; plus

(d) dividends or other distributions received from investments;

but excluding, to the extent included in the determination of such Consolidated Net Income or in (a), (b), (c) or (d) above (without duplication):

(i) the net amount of gains or losses resulting from the disposition of assets (excluding inventory);

(ii) any amounts attributable (as determined in accordance with GAAP) to minority interests;

(iii) any non-cash items increasing such Consolidated Net Income for such period; and

(iv) any amounts attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"Consolidated EBITDA to Interest Expense Ratio" means as of the date of determination thereof and calculated in accordance with the proviso in Section 9.3, the ratio of Consolidated EBITDA to Consolidated Interest Expense;

"Consolidated Equity" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), an amount equal to the amount of equity of the Borrower as shown on a consolidated balance sheet of the Borrower (excluding Unrestricted Subsidiaries), but excluding therefrom any equity attributable (as determined in accordance with GAAP) to:

(a) preferred shares of the Borrower or a Restricted Subsidiary (if such preferred shares are not owned by the Borrower or another Restricted Subsidiary) which are redeemable at the option of the holder thereof;

(b) any Non-Recourse Assets; and

(c) goodwill, trademarks, copyrights and other similar intangible assets as shown on such consolidated balance sheet;

"Consolidated Interest Expense" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries) for the 12 month period then ended, the total interest expense (including interest on Capital Leases) with respect to all outstanding Indebtedness of the Borrower and its Restricted Subsidiaries, including, without limitation, all capitalized interest, all commissions, discounts and other fees and charges owed with respect to letters of credit and Bankers' Acceptances, note and debenture interest obligations, the net amount payable in respect of Swaps and any such amounts accrued on or in respect of Borrowings hereunder, but excluding all amounts included in such total interest expense which are attributable (as determined in accordance with GAAP) to Non-Recourse Debt or Subordinated Debt;

"Consolidated Net Income" means, in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries) for the 12 month period then ended, net income after income taxes but excluding extraordinary items (whether positive or negative) which would be shown on a consolidated statement of income for the Borrower (excluding Unrestricted Subsidiaries) for such period, but excluding all amounts included in such net income which are attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"Consolidated Total Assets" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), without duplication, an amount equal to the total assets of the Borrower and its Restricted Subsidiaries less the aggregate of any amount included therein which is attributable (as determined in accordance with GAAP) to:

(a) goodwill, trademark, copyrights and other similar intangible assets as shown on such balance sheet; and

(b) any Non-Recourse Assets;

"Conversion" means a conversion of one type of Borrowing into another type of Borrowing;

"Conversion Date" means each Business Day on which Borrowings are converted pursuant to Section 3.10;

"Currency Swap" means an agreement entered into between the Borrower or a Subsidiary and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate the Borrower's or such Subsidiary's exposure to fluctuations in currency exchange rates;

"Current Assets" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the amount of the current assets of the Borrower and its Restricted Subsidiaries after deducting reserves in each case where a reserve is proper in accordance with GAAP, but excluding all amounts included in such current assets which are attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"Current Liabilities" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the amount of the current liabilities of the Borrower and its Restricted Subsidiaries, but excluding Non-Recourse Debt and Subordinated Debt;

"DBNA" has the meaning given to it in subsection 3.5(f);

"DBRS" means Dominion Bond Rating Service Limited and its successors;

"Declaration of Trust" means the declaration of trust dated as of March 26, 2004 between the settlor and Computershare Trust Company of Canada, as from time to time amended, supplemented or restated;

"Debt Rating" means, with respect to Borrower, any Guarantor, the Trust or any Subsidiary having in all material respects the same assets and liabilities of the Trust on a consolidated basis, the rating that has been most recently announced by each Designated Rating Agency as the credit rating of such entity or any senior unsecured debt of such entity;

"Default" means any event or circumstance which, with the giving of notice or lapse of time or otherwise, would constitute an Event of Default (provided, however, the Borrower shall not be in default hereunder upon the occurrence of such event or circumstance applicable to a Restricted Subsidiary that the Borrower could designate as no longer being a Restricted Subsidiary in compliance with the definition of Restricted Subsidiary, provided that, if so requested by the Agent on behalf of the Lenders, the Borrower designates such Restricted Subsidiary to be no longer a Restricted Subsidiary within three (3) Business Days of such request);

"Designated Rating Agency" means DBRS, S&P or any other nationally recognized rating agency designated by the Borrower;

"Discount Proceeds" means, in respect of any Bankers' Acceptance required to be purchased by a Lender hereunder, an amount (rounded to the nearest whole cent with one half of one cent being rounded up) determined as of the applicable Drawdown Date, Conversion Date or Rollover Date which is equal to:

Face Amount x Price

where "Face Amount" is the face amount of such Bankers' Acceptance and "Price" is equal to:

$$\frac{1}{1+\left(Rate \times \frac{Term}{365}\right)}$$

where the "Rate" is the Discount Rate expressed as a decimal on the day of purchase; the "Term" is the term of such Bankers' Acceptance expressed as a number of days; and the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded up;

"Discount Rate" means:

(a) with respect to an issue of Bankers' Acceptances accepted by a Lender that is a Schedule I Bank, the CDOR Rate; and

(b) with respect to an issue of Bankers' Acceptances accepted by a Lender that is a Schedule II Bank or Schedule III Bank, the lesser of (i) the rate set out in clause (a) above plus ten (10) basis points per annum and (ii) the annual rate expressed as a percentage determined by the Agent as being the average discount rate for bankers' acceptances having a comparable face value and a comparable issue and maturity date to the face value and issue and maturity date of such issue of Bankers' Acceptances calculated on the basis of a year of three hundred and sixty-five (365) days, accepted by the BA Reference Lenders at or about 8:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date;

provided that, if the rates in (a) and (b) above are equal, then the "Discount Rate" shall be the rate specified in (a) above;

"Distributable Cash" means, in respect of any period for which Distributable Cash is to be calculated, 110% (if there is an Investment Grade Rating at the time of calculation thereof) or 105% (in all other cases) of an amount equal to (a) Funds Generated from Operations for such period less (b) maintenance capital expenditures incurred by the Borrower and its Restricted Subsidiaries for such period;

"Distribution" means, in respect of the Borrower or any Restricted Subsidiary:

(a) dividends or other distributions or payments on its shares, units or its other equity interests (except dividends or other distributions consisting of shares, units or other equity interests);

(b) the redemption or acquisition of its shares, units or its other equity interests or of warrants, rights or other options to purchase such shares, units or other equity interests (except when solely in exchange for such shares, units or other equity interests); and

(c) any payment, repayment, redemption, retirement, repurchase or other acquisition, direct or indirect, by such Person of, on account of, or in respect of, the principal or any other amounts of any Subordinated Debt;

"Documentary Credit" means a Cdn $ or US $ denominated letter of credit or a letter of guarantee issued or to be issued by the Lenders, for the account of the Borrower, on behalf of the Borrower or any of its Restricted Subsidiaries;

"Drawdown" means a Borrowing which increases the Outstanding Principal;

"Drawdown Date" means each Business Day on which Borrowings are to be made pursuant to Section 3.4;

"**Environmental Laws**" means any and all federal, provincial, local and foreign statutes, laws, regulations, ordinances, rules, decrees or other governmental restrictions relating to the environment, to the release of any materials into the environment or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, industrial substances, toxic substances, hazardous substances or wastes but only to the extent such Environmental Laws are legally applicable to the Borrower and its Restricted Subsidiaries or their property;

"**Equivalent Amount**" means on any date, the equivalent amount in Cdn. Dollars or U.S. Dollars, as the case may be, after giving effect to a conversion of a specified amount of U.S. Dollars to Cdn. Dollars or of Cdn. Dollars to U.S. Dollars, as the case may be, at the Noon Rate;

"**Event of Default**" means any of the events or circumstances specified in Section 10.1;

"**Existing BNS Credit Agreement**" means that certain Cdn. $75,000,000 extendible revolving term credit facility credit agreement made as of June 30, 2003 among AltaGas, BNS as agent and the lenders party thereto, as amended prior to the date hereof;

"**Existing BNS Indebtedness**" means indebtedness under the Existing BNS Credit Agreement;

"**Extending Lender**" has the meaning given to it in subsection 3.13(f);

"**Extension Date**" means the date of the extension of the Maturity Date applicable to a Lender provided for under Section 3.13;

"**Federal Funds Rate**" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it;

"**Financial Statements**" means the consolidated financial statements of the Borrower or, at the option of the Borrower, the consolidated financial statements of the Trust so long as the financial statements of the Trust are substantially the same in all material respects as the financial statements of the Borrower and the financial statements of the Trust are accompanied by a reconciliation which reflects all eliminations or adjustments required to reconcile the financial statements of the Trust to the financial statements of the Borrower;

"**Fiscal Quarter**" means the three month period commencing on the first day of each Fiscal Year and each successive three month period thereafter during such Fiscal Year;

"Fiscal Year" means the Borrower's fiscal year which at the date hereof commences on January 1 of each year and ends on December 31 of such year;

"Funds Generated from Operations" means, in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries) for the 12 month period then ended, the funds generated from operations as shown on a consolidated statement of cash flow of the Borrower (excluding Unrestricted Subsidiaries) for such period, but excluding all amounts included in such funds generated from operations which are attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"General Partner" means the general partner of the Borrower which at the date hereof is AltaGas General Partner Inc.;

"Generally Accepted Accounting Principles" or **"GAAP"** means generally accepted accounting principles which are in effect from time to time in Canada;

"Governmental Approval" means an authorization, consent, approval, waiver, order, decree, licence, exemption, permit, registration, filing, qualification or declaration of or with any Governmental Authority or the giving of notice to any Governmental Authority or any other action in respect of a Governmental Authority;

"Governmental Authority" means any federal, state, provincial, county, local or municipal government; any governmental body, agency, authority, board, bureau, department or commission (including any taxing authority); any instrumentality or office of any of the foregoing (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions; or any Person directly or indirectly controlled by any of the foregoing;

"Guarantee" means any undertaking to assume, guarantee, indemnify, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any Indebtedness of any Person; provided that the amount of each Guarantee shall be deemed to be the amount of the Indebtedness guaranteed thereby, unless the Guarantee is limited to a specified amount or to realization exclusively on specified assets in which case the amount of such Guarantee shall be deemed to be the lesser of such specified amount or the fair market value of such specified assets, as the case may be, and the amount of such Indebtedness;

"including" means including, without limitation, and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it, and "includes" shall be construed in a like manner;

"Indebtedness" means, with respect to any Person, all the Person's present and future indebtedness, liabilities and financial obligations of every nature and kind whatsoever, whether absolute or contingent, material or not, known or unknown, direct or indirect which in accordance with GAAP would appear in the liability section of a balance sheet of such Person prepared as at such time, but shall not include items of capital, retained earnings, surplus, deferred or future income tax reserves or accrued taxes;

"Indemnified Party" has the meaning given to it in Section 11.4;

"Interest Payment Date" means:

(a) with respect to each Prime Loan or USBR Loan, the first Business Day of each calendar month; and

(b) with respect to each Libor Loan, the last day of each applicable Interest Period and, if any Interest Period is longer than 3 months, the last Business Day of each 3 month period during such Interest Period;

provided that, in any case, the Maturity Date applicable to a Lender or any earlier date on which the Total Commitment is fully cancelled shall be an Interest Payment Date for all Borrowings made by such Lender;

"Interest Period" means:

(a) with respect to each Bankers' Acceptance, the period selected by the Borrower hereunder and being of 1, 2, 3 or 6 months' duration, subject to market availability (or, subject to the agreement of the Lenders, a longer or shorter period) commencing on the applicable Drawdown Date, Rollover Date or Conversion Date of such Borrowing; and

(b) with respect to each Libor Loan, the period selected by the Borrower and being of 1, 2, 3 or 6 months' duration (or, subject to the agreement of the Lenders, a longer or shorter period) commencing on the applicable Drawdown Date, Rollover Date or Conversion Date;

provided that in any case: (i) the last day of each Interest Period shall be also the first day of the next Interest Period in the case of a Rollover; (ii) the last day of each Interest Period shall be a Business Day and if the last day of an Interest Period selected by the Borrower is not a Business Day the Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next following the last day of the Interest Period selected unless such next following Business Day falls in the next calendar month in which event the Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next preceding the last day of the Interest Period selected by the Borrower; and (iii) unless otherwise contemplated by this Agreement, the last day of all Interest Periods for all Borrowings made by a Lender shall expire on or prior to the Maturity Date applicable to such Lender;

"Interest Swap" means a contract entered into between the Borrower or a Subsidiary and a counterparty on a case by case basis, in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate related transactions, the purpose and effect of which is to mitigate or eliminate the Borrower's or such Subsidiary's exposure to fluctuations in interest rates;

"Investment Grade Rating" means a Debt Rating of BBB- or higher by S&P, BBB (low) or higher by DBRS or the equivalent rating of any other Designated Rating Agency; provided that:

(a) if there are two Debt Ratings, then only one of such Debt Ratings must meet such minimum rating requirement; and

(b) if there are more than two Debt Ratings, then at least 50% of such Debt Ratings must meet such minimum rating requirement;

"Judgement Currency" has the meaning given to it in Section 13.3;

"Lender Transfer Agreement" means the agreement entered into by any of the Lenders after the Closing Date substantially in the form of Schedule "G" with the blanks completed;

"Lenders" means each of the financial institutions named on the signature pages hereto as a Lender, including BNS in its capacity as a Lender but excluding BNS in its capacity as Agent and each other financial institution which becomes a party to this Agreement as a Lender pursuant to Section 13.1, and **"Lender"** means any one of them;

"Lender's Proportion" means, in respect of each Lender, the proportion that such Lender's Commitment bears to the Total Commitment (subject to subsection 3.3(c));

"Libor Loans" means the Borrowings, or a portion thereof, made available by the Lenders to the Borrower pursuant to Section 3.4, 3.10 or 3.11 and outstanding from time to time which are denominated in United States Dollars and on which the Borrower has agreed to pay interest in accordance with Section 6.3;

"Libor Rate" means, with respect to any Interest Period applicable to a Borrowing by way of a Libor Loan, the rate of interest per annum appearing on Reuters page LIBOR01 (or such other page as may, from time to time, replace such page on that service for purposes of displaying the rates at which US Dollar deposits are offered for deposit in the London interbank market) at approximately 11:00 a.m. London, England time two (2) Business Days prior to the Drawdown Date, Conversion Date or Rollover Date, as applicable, for such Borrowing and for the Interest Period selected; provided that, if such service is unavailable, or such service does not quote a rate of interest per annum for the Interest Period selected, then the Libor Rate shall be determined by the Agent with reference to page 3750 of the Telerate screen (or such other page as may, from time to time, replace such page on that service for purposes of displaying the rates at which US Dollar deposits are offered for deposit in the London interbank market) at approximately 11:00 a.m. London, England time on such date; and provided further that, if such service is also unavailable, or such service does not quote a rate of interest per annum for the Interest Period selected, then the Libor Rate shall be determined by the Agent as the rate at which deposits of comparable term and amount are offered by it to prime banks in the London interbank market at or approximately 11:00 a.m. London, England time on such date;

"**Loan Commitment**" means the obligation of each Lender, comprising part of its Commitment, to provide to the Borrower hereunder an aggregate amount of Borrowings by way of Prime Loans, USBR Loans, Libor Loans and Bankers' Acceptances up to but not exceeding the amount set forth opposite such Lender's name on the signature pages hereto or in the Lender Transfer Agreement of such Lender as such Lender's Loan Commitment, as such amount may hereafter be increased, decreased, cancelled, or made not available from time to time pursuant to this Agreement, provided that the aggregate of the amounts of the Loan Commitments shall not at any time exceed the Total Loan Commitment of all Lenders;

"**Loan Documents**" means this Agreement, the Subsidiary Guarantees, each Bankers' Acceptance and all other certificates, instruments and documents delivered from time to time by or on behalf of the Borrower in connection herewith or therewith and each Documentary Credit and the applications, indemnities and ancillary documents relating thereto;

"**Loan Indebtedness**" means the Borrowings and all other present and future indebtedness of the Borrower to the Agent and the Lenders, whether absolute or contingent, determined or undetermined, choate or inchoate, matured or unmatured, howsoever arising or incurred hereunder or under any of the other Loan Documents and includes all fees, costs, expenses and indemnity obligations hereunder or under any of the other Loan Documents and under the indebtedness of the Borrower pursuant to any judgment obtained in respect of the failure by the Borrower to perform or observe any of its obligations under any of the Loan Documents;

"**Long Term Debt**" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the amount of the long term debt of the Borrower and its Restricted Subsidiaries, but excluding Non-Recourse Debt and Subordinated Debt;

"**Look-Back Period**" means each twelve (12) month period ending at the end of the applicable Fiscal Quarter;

"**Loss**" has the meaning given to it in Section 11.4;

"**Majority Lenders**" means any Lender or group of Lenders having Commitments in the aggregate equal to or in excess of two-thirds (2/3) of the Total Commitment;

"**Margin**"

"Material Acquisition" means an acquisition by the Borrower or any Restricted Subsidiary of shares or other assets which increases the Consolidated Total Assets, as determined as at the end of the Fiscal Quarter preceding such transaction, by more than five (5%) percent;

"Material Adverse Effect" means any event, circumstance, occurrence or change which materially impairs or has a material adverse effect on, or would reasonably be expected to materially impair or have a material adverse effect on, the ability of the Borrower to repay the Borrowings or any other amount outstanding hereunder or under any of the Loan Documents, or the validity or enforceability of this Agreement or any other Loan Documents;

"Material Disposition" means a disposition by the Borrower or any Restricted Subsidiary of shares or other assets which decreases the Consolidated Total Assets, as determined as at the end of the Fiscal Quarter preceding such transaction, by more than five (5%) percent;

"Material Expansion" means an expansion of one or more of the Pipelines and Facilities which increases the Consolidated Total Assets, as determined as at the end of the Fiscal Quarter preceding such expansion, by more than five (5%) percent;

"Maturity Date" means, in respect of each Lender:

(a) November 28 , 2005; or

(b) if such date has been extended pursuant to Section 3.13, the date to which such date has been extended;

"Non-Acceptance Discount Rate" means, for any day, the arithmetic average of the Discount Rate determined in accordance with paragraph (a) of the definition thereof and the Discount Rate determined in accordance with paragraph (b) of such definition;

"Non-Acceptance Lenders" means a Lender which is a resident of Canada for purposes of the *Income Tax Act* (Canada) but which is not a Schedule I Bank, a Schedule II Bank or a Schedule III Bank;

"Non-Extending Lender" has the meaning given to it in subsection 3.13(c);

"Non-Recourse Assets" means the assets directly or indirectly created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred or assumed and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or proceeds arising from or connected with the assets directly or indirectly created, developed, constructed or acquired (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which recourse of the lender of such Non-Recourse Debt (or any agent, trustee, receiver or other person acting on behalf of such lender in respect of such Non-Recourse Debt) is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings in respect of which such lender may have recourse on an unsecured basis); provided that upon all such Non-Recourse Debt being repaid in full, such assets shall then cease to be Non-Recourse Assets;

"Non-Recourse Debt" means indebtedness, liabilities or other obligations and guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations for another Person and, in each case, incurred or assumed to finance or refinance the creation, construction, development or acquisition directly or indirectly of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations, provided that the recourse of the lender thereof (or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations) or any judgment in respect thereof is limited, in all circumstances (other than in respect of false or misleading representations, warranties and customary indemnities provided with respect to such financings, in respect of which such lender may have recourse on an unsecured basis) to the assets directly or indirectly created, constructed, developed or acquired in respect of which such indebtedness, liabilities and obligations has been incurred or assumed and to any receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or proceeds arising from or connected with such assets (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which such lender has recourse;

"Non-Takeover Lender" has the meaning given to it in Section 3.3;

"Noon Rate" means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange quoted for wholesale transactions by the Agent in Toronto, Ontario in accordance with its normal practice) at approximately 12:00 noon (Toronto, Ontario time) on the Business Day that such conversion is to be made (or, if such conversion is to be made before noon or on a day which is not a Business Day, then at approximately noon on the immediately preceding Business Day);

"Operating Partnership" means AltaGas Operating Partnership, a general partnership created pursuant to the laws of Alberta, and its successors and assigns;

"Other Credit Agreement" has the meaning given to it in Section 9.3;

"Other Lenders" has the meaning given to it in Section 9.3;

"Outstanding Principal" means, at any time, the aggregate of (a) the principal amount of all outstanding Prime Loans in Cdn. Dollars, (b) the Equivalent Amount in Cdn. Dollars of the principal of all outstanding USBR Loans and Libor Loans in United States Dollars, (c) the amounts payable at maturity of all outstanding Bankers' Acceptances and BA Equivalent Advances, (d) the undrawn amounts of all outstanding Documentary Credits denominated in Cdn. Dollars and (e) the Equivalent Amount in Cdn. Dollars of the undrawn amounts of all outstanding Documentary Credits denominated in United States Dollars;

"Permitted Assignee" has the meaning given to it in Section 13.1;

"Permitted Encumbrances" means any of the following:

(a) liens, charges or encumbrances for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Borrower or its Restricted Subsidiaries shall be contesting in good faith; provided the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(b) the lien, charge or encumbrance of any judgment rendered, or claim filed, against the Borrower or its Restricted Subsidiaries which the Borrower or any such Restricted Subsidiary shall be contesting in good faith; provided the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(c) liens, charges or encumbrances imposed or permitted by law such as carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent, any lien, privilege, charge or encumbrance which the Borrower or its Restricted Subsidiaries shall be contesting in good faith if the loss of such contest will not have a Material Adverse Effect;

(d) liens, charges or encumbrances arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to law against the Borrower or its Restricted Subsidiaries or in respect of which no steps or proceedings to enforce such lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any lien, charge or encumbrance which the Borrower or its Restricted Subsidiaries shall be contesting in good faith; provided the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(e) liens, charges or encumbrances incurred or created in the ordinary course of business and in accordance with oil and gas industry practice in respect of the joint development or operation of oil and gas production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such liens, charges or encumbrances relate, for the Borrower's or any of its Restricted Subsidiary's portion of the costs and expenses of such development or operation provided that such costs or expenses are not due or delinquent or, if due or delinquent, any liens, charges or encumbrances which the Borrower or such Restricted Subsidiary shall be contesting in good faith; provided the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(f) easements, rights of way, servitudes, zoning, surface rights or other similar rights or restrictions in respect of land held by the Borrower or any of its Restricted Subsidiaries (including, without limitation, rights of way and servitudes for railways, sewers, drains, pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not have a Material Adverse Effect;

(g) any lien or trust arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations;

(h) security given to a public utility or any Governmental Authority in the ordinary course of the business of the Borrower and its Restricted Subsidiaries in connection with operations of the Borrower or any such Restricted Subsidiary if such security does not, either alone or in the aggregate, have a Material Adverse Effect;

(i) the right reserved to or vested in any Governmental Authority by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(j) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(k) any right of first refusal, option to purchase or pre emptive right in favour of any Person granted in the ordinary course of business with respect to all or any of the assets of the Borrower or any of its Restricted Subsidiaries;

(l) any lien, charge or encumbrance the satisfaction of which has been provided for by deposit with the Agent of cash or a surety bond or other security satisfactory to the Agent in an amount sufficient to pay the liability in respect of such lien in full;

(m) liens on cash or marketable securities of the Borrower or its Restricted Subsidiaries granted in connection with Swaps provided that at the time of granting such lien the obligations secured by such liens are not due and delinquent,

(n) Security Interests on Non-Recourse Assets granted to secure Non-Recourse Debt, up to an aggregate maximum of Cdn $100,000,000;

(o) any Security Interests on any property, real or personal, directly or indirectly acquired (including by way of lease), constructed or improved by the Borrower or its Restricted Subsidiaries to secure the unpaid portion of the purchase price (or the lease payments, as the case may be) of such property or to secure Indebtedness solely for the purpose of financing the acquisition (including by way of lease), construction or improvement of such property;

(p) any Security Interest granted in or any right of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(q) any Security Interest granted with the prior written consent of all of the Lenders;

(r) any Security Interest in favour of the Borrower or a Restricted Subsidiary;

(s) any Security Interest on any property, real or personal, of a corporation which Security Interest exists at the time such corporation is merged into or amalgamated or consolidated with, the Borrower or a Restricted Subsidiary or such property is otherwise acquired by the Borrower or a Restricted Subsidiary, provided that prior to that time the Borrower or a Restricted Subsidiary has arranged for financing necessary to discharge the obligation secured by the Security Interest and that such Security Interest is discharged within sixty (60) days after that time;

(t) any Security Interest in respect of any obligations or duties affecting the property of the Borrower or any Restricted Subsidiary to any Governmental Authority with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Borrower or such Restricted Subsidiary under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Borrower or such Restricted Subsidiary;

(u) any Security Interest in respect of any deposits in connection with bids or tenders;

(v) any Security Interest in respect of expropriation proceedings, surety or appeal bonds or costs of litigation, where required by law;

(w) any extension, renewal or replacement of any Security Interest permitted under any of the other paragraphs of this definition of Permitted Encumbrances, provided that any such extension, renewal or replacement Security Interest will not secure repayment of an amount in excess of any principal amount of Indebtedness outstanding with respect thereto immediately prior to such extension, renewal or replacement and that such extension, renewal or replacement is limited to all or a part of the property which was subject to the Security Interest so extended, renewed or replaced; and

(x) Security Interests not permitted by any of the foregoing paragraphs of this definition of Permitted Encumbrances, provided that Security Interests shall not be permitted under this paragraph if the effect thereof would be to cause the total amount of Indebtedness secured by Security Interests permitted under this paragraph to exceed the greater of Cdn. $25,000,000 and 5% of Consolidated Equity;

provided that nothing in this definition shall in and of itself cause the Borrowings and other amounts owing by the Borrower hereunder to be subordinated in priority to any Permitted Encumbrance;

"**Person**" means any individual, firm, partnership (whether general or limited), company, corporation or other body corporate, government, governmental body, agency, instrumentality, trust, unincorporated body of persons or association and the heirs, executors, administrators or other legal representatives of an individual;

"**Pipelines and Facilities**" means the pipeline gathering systems, compressor stations and other tangible assets and equipment owned or leased from time to time by the Borrower and its Restricted Subsidiaries;

"**Prime Loans**" means the Borrowings, or a portion thereof, made available by the Lenders to the Borrower pursuant to Section 3.4, 3.10 or 3.11 and outstanding from time to time which are denominated in Canadian Dollars and on which the Borrower has agreed to pay interest in accordance with Section 6.1;

"**Prime Rate**" means, with respect to Prime Loans, the greater of:

(a) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated demand loans made by the Agent in Canada; and

(b) the annual rate of interest equal to the CDOR Rate applicable to a bankers' acceptance having a one month term plus 75 basis points;

provided that, if the rates of interest in (a) and (b) above are equal, then the "Prime Rate" shall be the rate specified in (a) above;

"Purchasing Lenders" has the meaning given to it in subsection 3.13(c);

"Remaining Lenders" has the meaning given to it in Section 12.16;

"Resignation Notice" has the meaning given to it in Section 12.16;

"Restricted Subsidiary" means any Subsidiary Guarantor (each of which shall be deemed to be a Restricted Subsidiary) and the other Subsidiaries listed in Schedule "M"; provided that:

(a) the Borrower may at any time designate that any other Subsidiary of the Borrower become a Restricted Subsidiary by written notice to the Agent thereof;

(b) the Borrower may designate that a Restricted Subsidiary (other than any Subsidiary Guarantor unless its Subsidiary Guarantee is being concurrently released) no longer be a Restricted Subsidiary by written notice to the Agent thereof if:

  (i) no Default or Event of Default would result from or be in existence immediately following the effective date of any such designation; and

  (ii) in the case of the financial covenants set forth in Section 9.3, in the reasonable opinion of the Borrower, no Default or Event of Default would reasonably be expected to result from any such designation at the end of the next Fiscal Quarter; and

(c) each such notice referred to in (a) and (b) above shall become effective upon delivery thereof to the Agent and shall be accompanied by an updated Schedule "M";

"Rollover" means:

(a) with respect to any Bankers' Acceptances, the issuance of new Bankers' Acceptances or the making of new BA Equivalent Advances (subject to the provisions hereof) in respect of all or any portion of such Bankers' Acceptances which are maturing at the end of the Interest Period applicable thereto, all in accordance with Section 3.11;

(b) with respect to any Libor Loan, the continuation of all or a portion of such Borrowing (subject to the provisions hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto; and

(c) with respect to any Documentary Credit, the extension or replacement of such Documentary Credit, provided the beneficiary thereof (including any successors or permitted assigns thereof) remains the same, the maximum amount available to be drawn thereunder is not increased, the currency in which the same is denominated remains the same and the terms upon which the same may be drawn remain the same;

"Rollover Date" means each Business Day on which Borrowings are rolled over pursuant to Section 3.11;

"S&P" means Standard & Poor's Rating Service and its successors;

"Schedule I Bank" means any bank designated as a Schedule I Bank under the *Bank Act* (Canada);

"Schedule II Bank" means any bank designated as a Schedule II Bank under the *Bank Act* (Canada);

"Schedule III Bank" means any authorized foreign bank designated as a Schedule III Bank under the *Bank Act* (Canada);

"Security Interest" means any assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not, which secures payment or performance of an obligation but does not include a right of set off created in the ordinary course of business unless such right of set off is created for the purposes of securing repayment of indebtedness for borrowed money;

"Subordinated Debt" means any Indebtedness of the Borrower or any Subsidiary Guarantor which is subordinated to the Loan Indebtedness pursuant to a subordination agreement on terms and in a form satisfactory to the Lenders, acting reasonably;

"Subsidiary" means, with respect to a Person:

(a) any corporation of which at least a majority of the outstanding Voting Shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by such Person or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries;

(b) any partnership of which, at the time, such Person, or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c) any other Person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by such Person, or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries,

provided that, unless otherwise provided or the context otherwise requires, references herein to "Subsidiary" or "Subsidiaries" shall be deemed to refer to subsidiaries of the Borrower and further provided that a limited partnership shall be deemed to be a Subsidiary of the Borrower if and for so long as the Borrower directly, indirectly or beneficially owns or controls more than 50% of the partnership interests therein and the general partner of such limited partnership is a Subsidiary of the Trust;

"**Subsidiary Guarantee**" means a Guarantee substantially in the form of Schedule "N" to be given by a Restricted Subsidiary pursuant to subsection 8.1(d)(ii) or 9.4(a);

"**Subsidiary Guarantor**" means any Subsidiary of the Borrower which is party to a subsisting Subsidiary Guarantee;

"**Successor**" has the meaning given to it in subsection 9.2(a);

"**Swap**" means any Commodity Swap, Interest Swap or Currency Swap;

"**Swap Agreement**" means an agreement in any form, including an ISDA master agreement between the Borrower or any Subsidiary and any of the Swap Lenders, pursuant to which Swaps are entered into and includes all schedules attached or intended to be attached thereto;

"**Swap Lender**" means any Lender or its Affiliate that enters into a Swap Agreement (regardless of whether such Lender ceases to be a Lender after such Swap Agreement is entered into), but excluding, for certainty, any Swap Agreement entered into with any Lender or its Affiliate after such Lender's Commitment has been fully cancelled in accordance with the terms hereof or after such Lender has assigned all of its rights hereunder in accordance with Section 13.1;

"**Takeover**" has the meaning given to it in Section 3.3;

"**Takeover Lender**" has the meaning given to it in Section 3.3;

"**Takeover Loan**" has the meaning given to it in Section 3.3;

"**Target**" has the meaning given to it in Section 3.3;

"**Tax**" means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to a Lender, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority and any taxes which arise as a result of a breach of the assignment provisions of Section 13.1;

"**Tax Act**" has the meaning given to it in subsection 13.1(b);

"**Total Commitment**" means the aggregate of the Commitments of each of the Lenders, as hereafter increased, reduced, cancelled or terminated from time to time pursuant to this Agreement, not to exceed $75,000,000;

"**Total Loan Commitment**" means the aggregate of the Loan Commitments of each of the Lenders, comprising part of the Total Commitment, as hereafter increased, reduced, cancelled or terminated from time to time pursuant to this Agreement;

"**Transaction**" has the meaning given to it in subsection 9.2(a);

"**Trust**" means AltaGas Income Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust;

"**U.S. Base Rate**" means, with respect to USBR Loans, the greater of:

(a) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on United States Dollar demand loans made by the Agent in Canada; and

(b) the annual rate of interest equal to the sum of the Federal Funds Rate (expressed for such purpose as a yearly rate per annum in accordance with Section 6.2), plus 75 basis points;

provided that if the rates of interest in (a) and (b) above are equal, then the "U.S. Base Rate" shall be rate specified in (a) above;

"**USBR Loan**" means the Borrowings, or a portion thereof, made available by the Lenders to the Borrower pursuant to Section 3.4, 3.10, or 3.11 and outstanding from time to time which are denominated in United States Dollars and on which the Borrower has agreed to pay interest in accordance with Section 6.2;

"**United States Dollars**", "**U.S. Dollars**" and "**US $**" means the lawful money of the United States of America;

"**Unrestricted Subsidiary**" means a Subsidiary which is not a Restricted Subsidiary;

"**Voting Shares**" means capital stock of any class of any corporation or other securities of that corporation or other securities of any other Person which carries voting rights to elect the board of directors (or other Persons performing similar functions) under any circumstances;

"**Working Capital Deficit**" means, as at the date of determination thereof, the amount, if any, by which the amount of Current Liabilities exceeds the amount of Current Assets at such date; and

"**Working Capital Surplus**" means, as at the date of determination thereof, the amount, if any, by which the amount of Current Assets exceeds the amount of Current Liabilities at such date.

1.2 Headings and Table of Contents

The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Unless something in the subject matter or context is inconsistent therewith, all references to Articles, Sections, subsections and Schedules are to Articles, Sections, subsections and Schedules to this Agreement. The words "hereto", "herein", "hereof", "hereunder", "herewith" and similar expressions mean and refer to this Agreement.

1.4 Rules of Interpretation

In this Agreement, unless otherwise specifically provided, (i) the singular includes the plural and vice versa, "month" means calendar month, "quarter" means calendar quarter, "in writing" or "written" includes printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception, including telecopier, (ii) references to any agreement, contract, document or other instrument means a reference to any such agreement, contract, document or other instrument as the same has been or may be amended, modified, supplemented or restated from time to time; provided that, if consent to any such amendment, modification, supplement or restatement is required under any Loan Document, such consent has been obtained, and (iii) references to any statute, act or other legislative enactment shall be to such statute, act or other legislative enactment as amended from time to time or replaced by a statute, act or other legislative enactment dealing with substantially the same subject matter as the statute, act or other legislative enactment so replaced.

1.5 Generally Accepted Accounting Principles

All financial statements required to be furnished by the Borrower to the Agent hereunder shall be prepared in accordance with Generally Accepted Accounting Principles. Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under Generally Accepted Accounting Principles and, except as otherwise provided herein, reference to any balance sheet item, statement of income item or statement of cash flows item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles.

1.6 Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in Calgary, Alberta.

1.7 Payment for Value

All payments required to be made hereunder shall be made for value on the required day in same day immediately available funds.

1.8 Monetary References

Whenever an amount of money is referred to herein, such amount shall, unless otherwise expressly stated, be in Canadian Dollars.

1.9 Waivers

Acceptance of payment by, or the delivery of any notice, document or other information to, a party hereto after a breach or non-fulfillment of any provisions of any of the Loan Documents requiring a payment or the delivery of any notice, document or other information will constitute a waiver of such breach or non-fulfillment and the curing of such breach or non-fulfillment, but will not rescind any Acceleration Notice given prior thereto in respect of such breach or non-fulfillment nor constitute a waiver or the curing of any other breach or non-fulfillment of the same or any other provision of any of the Loan Documents.

1.10 Transitional Provisions Regarding Existing BNS Indebtedness

The transitional provisions in Schedule "O" shall apply with respect to certain portions of the Existing BNS Indebtedness which are in existence on the Closing Date, as more particularly described in such Schedule.

1.11 Schedules

The following Schedules are incorporated in and form a part of this Agreement:

Schedule "A"	Notice of Drawdown, Repayment, Prepayment or Cancellation
Schedule "B-1"	Notice of Borrowing by Way of Bankers' Acceptance (Marketed)
Schedule "B-2"	Confirmation of Borrowing by Way of Bankers' Acceptance (Purchased)
Schedule "C"	Notice of Conversion
Schedule "D"	Notice of Rollover
Schedule "E"	Bankers' Acceptance Power of Attorney
Schedule "F"	Compliance Certificate
Schedule "G"	Lender Transfer Agreement
Schedule "H"	Opinion of Counsel to the Borrower
Schedule "I"	Request for Extension
Schedule "J"	Offer of Extension
Schedule "K"	Form of Issue Notice Documentary Credits
Schedule "L"	Form of Documentary Credit
Schedule "M"	Restricted Subsidiaries
Schedule "N"	Form of Subsidiary Guarantee
Schedule "O"	Transitional Provisions Regarding Existing BNS Indebtedness

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties

The Borrower represents and warrants to each of the Lenders and the Agent (all of which representations the Borrower acknowledges are being relied upon by the Lenders and the Agent in entering into this Agreement), that:

(a) **Formation, Organization and Power of the Borrower**: the Borrower has been duly formed, is validly subsisting and is in good standing under the laws of the jurisdiction of its formation, is duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to maintain such registration or qualification does not have a Material Adverse Effect, and has the full power and capacity to own, lease or hold its properties and assets and conduct its business as presently conducted;

(b) **Formation, Organization and Power of the Restricted Subsidiaries**: Each Restricted Subsidiary has been duly formed, is validly subsisting and is in good standing under the laws of the jurisdiction of its formation, and is duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to maintain such registration or qualification does not have a Material Adverse Effect, and each has the full power and capacity to own, lease or hold its properties and assets and conduct its business as presently conducted;

(c) **Authority**: the execution, delivery, and performance by each of the Borrower and the Subsidiary Guarantors of each of the Loan Documents to which it is a party have been or will be, when executed and delivered, duly authorized by all necessary corporate or other action, are within its power and capacity, does not require any Governmental Approval and will not violate any provision of law or of its constating or other governing documents and will not result in the breach of, or constitute a default or require any consent under, or result in the creation of any Security Interest upon any of its property or assets pursuant to, any indenture or other agreement or instrument to which it is a party or by which it or its property may be bound or affected or any judgment, injunction, determination or award which is binding on it, except to the extent that any such breach, default or failure to obtain such consent does not have a Material Adverse Effect;

(d) **Execution and Delivery of Loan Documents**: each of the Loan Documents to which the Borrower or any Subsidiary Guarantor is a party has been or will be, when executed and delivered, duly executed and delivered by the Borrower or such Subsidiary Guarantor, as applicable;

(e) **Enforceability**: each Loan Document to which the Borrower or any Subsidiary Guarantor is a party is or will be when executed and delivered, a legal, valid and binding obligation of the Borrower or such Subsidiary Guarantor, as applicable, enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws from time to time in effect;

(f) **Financial Condition**: the audited annual consolidated Financial Statements for the Fiscal Year most recently ended are correct and complete in all material respects, have been prepared in accordance with Generally Accepted Accounting Principles consistently applied and, except as previously disclosed by the Borrower to the Agent in writing, since the last day of such Fiscal Year there has been no material adverse change in the financial condition, operations, business, assets or property of the Borrower and its Restricted Subsidiaries, taken as a whole, which has a Material Adverse Effect;

(g) **Litigation**: there are no suits or proceedings (including proceedings by or before any arbitrator, government commission, board, bureau or other administrative agency) pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Restricted Subsidiaries which, if determined adversely, would have a Material Adverse Effect and in respect of which there is a reasonable possibility of an adverse determination;

(h) **Compliance with Laws and Contracts**: the Borrower and each of its Restricted Subsidiaries is in compliance with all applicable federal, provincial, state and local laws, statutes and regulations and all contracts, agreements and employee benefit plans except to the extent failure to so comply does not have a Material Adverse Effect;

(i) **Environmental Matters**: the Borrower and each of its Restricted Subsidiaries have obtained all permits, licenses and other authorizations which are required under all applicable Environmental Laws except to the extent failure to have any such permit, license or authorization does not have a Material Adverse Effect; and the Borrower and each of its Restricted Subsidiaries is in compliance with all Environmental Laws and all terms and conditions of all such permits, licenses and authorizations, except to the extent failure to so comply does not have a Material Adverse Effect;

(j) **Environmental Condition of Property**: the properties and assets of the Borrower and its Restricted Subsidiaries:

  (i) are not the subject of any outstanding orders from a Governmental Authority or otherwise alleging violation of any Environmental Laws except to the extent that any such order does not have a Material Adverse Effect; and

(ii) comply, with respect to their use and condition, with all Environmental Laws and all terms and conditions of all permits, licenses and other authorizations, which are required under all Environmental Laws except to the extent that failure to so comply does not have a Material Adverse Effect;

(k) **Events of Default**: no Default or Event of Default has occurred and is continuing;

(l) **Title to Assets**: subject only to Permitted Encumbrances, the Borrower and each of its Restricted Subsidiaries has good, valid and marketable title to all of its assets and properties except to the extent that failure to have same does not have a Material Adverse Effect and, except for Permitted Encumbrances, such assets and properties are not subject to any Security Interests;

(m) **Taxes**: the Borrower and each of its Restricted Subsidiaries has filed all income tax returns which were required to be filed by it and has paid or made provision for payment of all Taxes (including interest and penalties) which are due and payable by it (or has provided adequate reserves for the payment of any Tax, the payment of which is being contested by it), except to the extent that failure to do so does not have a Material Adverse Effect;

(n) **Ranking with Other Debt**: all payment obligations of the Borrower and the Subsidiary Guarantors under the Loan Documents to which it is a party rank at least pari passu in right of payment with its other most senior unsecured Indebtedness for borrowed money, other than payment obligations preferred by statute or by operation of law;

(o) **Accuracy of Information**: to the best of the Borrower's knowledge, information and belief, all information, materials and documents, including environmental reports and data, prepared by the Borrower or any of its Restricted Subsidiaries and delivered to the Agent in contemplation of the transaction contemplated by this Agreement or as required by the terms of this Agreement are true, complete and accurate in all material respects as at their respective dates, except to the extent that any failure to be true, complete and accurate in all material respects as at their respective dates does not have a Material Adverse Effect; and

(p) **Insurance**: the Borrower and its Restricted Subsidiaries have in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring such of their properties and operations as are required in order for the Borrower and its Restricted Subsidiaries to be in compliance with the provisions of subsection 9.1(e).

2.2 Deemed Representation and Warranty

Each request by the Borrower for a Drawdown pursuant to Section 3.4 (other than a Conversion pursuant to Section 3.10 or a Rollover pursuant to Section 3.11) or delivery of a Request for Extension pursuant to subsection 3.13(b) shall be deemed to be a representation and warranty by the Borrower to the Lenders that the matters referred to in Section 2.1 will be, as at the applicable Drawdown Date or Extension Date, true and correct as if made at and as of such date and that as of such Drawdown Date or Extension Date, as applicable, there exists no Default or Event of Default.

ARTICLE III
THE CREDIT FACILITY

3.1 Obligations of Each Lender

Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, each Lender agrees to make its respective Commitment available to the Borrower commencing on the Closing Date and ending on the Maturity Date applicable to such Lender by way of:

(a) **Prime Loans, USBR Loans and Libor Loans**: the advance of Prime Loans, USBR Loans and Libor Loans by such Lender and the delivery of the principal amount of such advance for the account of the Borrower through the Agent at the Agent's Accounts for Payments; provided that the aggregate amount of Borrowings by way of Prime Loans, USBR Loans, Libor Loans and Bankers' Acceptances from such Lender under this Agreement does not at any time exceed such Lender's Loan Commitment; and

(b) **Bankers' Acceptances**: the acceptance of Bankers' Acceptances by such Lender and the delivery of the Discount Proceeds or the discounted proceeds of sale received by the Lenders (less the applicable fees payable by the Borrower to the Lenders pursuant to Section 6.4) in respect thereof for the account of the Borrower through the Agent at the Agent's Accounts for Payments; provided that the aggregate amount of Borrowings by way of Prime Loans, USBR Loans, Libor Loans and Bankers' Acceptances from such Lender under this Agreement does not at any time exceed such Lender's Loan Commitment; and

(c) **Documentary Credits**: the issuance of Documentary Credits by the Agent, on behalf of the Lenders, and the delivery of such Documentary Credits to the Borrower through the Agent at the Agent's Branch of Account.

Prior to the Maturity Date applicable to a Lender, the Borrower may increase or decrease Borrowings by obtaining Drawdowns and by making repayments in respect thereof. A Lender shall have no obligation to make any Borrowings if, after giving effect thereto, the Outstanding Principal owing to all Lenders would exceed the Total Commitment or the Outstanding Principal owing to such Lender would exceed such Lender's Commitment.

3.2 Purpose

Borrowings shall only be used for the general corporate purposes of the Borrower and its Subsidiaries including funding the repayment of existing Indebtedness, capital expenditures, acquisitions and Distributions and providing liquidity support for the Borrower's or any Restricted Subsidiary's commercial paper program.

3.3 Takeover

In the event the Borrower wishes to utilize Borrowings to, or to provide funds to any Subsidiary to, offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any Person (other than pursuant to a transaction which is not subject to or which is exempt from the formal takeover bid rules under applicable securities laws, rules and policies) (the "**Target**") where, as of the date of the offer to acquire, the securities that are subject to the offer to acquire, together with the securities of such Person that are beneficially owned, or over which control or direction is exercised, by the Borrower and its Subsidiaries and any Person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute in the aggregate twenty percent (20%) or more of all of the outstanding securities of that class of securities of the Person (a "**Takeover**"), then either:

(a) **Agreement of the Target Entity**: the Borrower shall provide to the Agent evidence satisfactory to the Agent, acting reasonably, of the agreement of the board of directors or like body of the Target approving the Takeover; or

(b) **No Conflict by Lenders**: the following steps shall be followed:

(i) at least seven (7) Business Days prior to the delivery of any notice to the Agent pursuant to Section 3.4 requesting Borrowings intended to be utilized for such Takeover, the Chairman, President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Treasurer of AltaGas shall advise the Agent who shall promptly advise each Lender of the particulars of such Takeover in sufficient detail to enable such Lender to determine whether it has a conflict of interest if Borrowings from such Lender are utilized by the Borrower for such Takeover;

(ii) within five (5) Business Days of being so advised, each Lender shall notify the Agent of such Lender's determination, acting reasonably, as to whether such a conflict of interest exists (such determination to be made by such Lender having regard to such Lender's then existing policies with respect to same), provided that in the event such Lender does not so notify the Agent within such five (5) Business Day period, such Lender shall be deemed to have notified the Agent that it has no conflict of interest; and

(iii) the Agent shall promptly notify the Chairman, President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Treasurer of AltaGas of each Lender's determination;

and in the event that any Lender has such a conflict of interest, then upon the Agent so notifying the Borrower, such Lender shall have no obligation to provide Borrowings for such Takeover notwithstanding any other provision of this Agreement to the contrary; provided, however, that each other Lender (a "**Takeover Lender**") which has no such conflict of interest shall have an obligation, up to the amount of its Commitment, to provide Borrowings for such Takeover, and Borrowings for such Takeover shall be provided by each Takeover Lender in accordance with the ratio that its Commitment bears to the aggregate of the Commitments of all the Takeover Lenders.

(c) **Takeover Loans**: If Borrowings are utilized for the purposes of a Takeover (a "**Takeover-Loan**") and there are Lenders other than Takeover Lenders (the "**Non-Takeover Lenders**"), the Lender's Proportion of each Non-Takeover Lender shall be temporarily adjusted in accordance with subsection 3.3(b) and, subject to Section 5.4, subsequent Borrowings shall be funded firstly by Non-Takeover Lenders, in each case, until such time as the Lender's Proportion of each Takeover Lender and Non-Takeover Lender is equal to such Lender's Proportion in effect immediately prior to the advance of the Takeover Loan.

3.4 Drawdowns

Subject to the provisions of this Agreement, the Borrower may borrow, repay and reborrow by way of Borrowings from each Lender up to such Lender's Commitment by:

(a) **Prime Loans**: borrowing Prime Loans from the Lenders in minimum aggregate amounts of Cdn $2,000,000 and in multiples of Cdn $100,000 thereafter upon the Business Day on which prior written notice is given (in the case of a Prime Loan not exceeding Cdn $10,000,000) or upon one (1) Business Day prior written notice (in the case of a Prime Loan exceeding Cdn $10,000,000); and

(b) **USBR Loans**: borrowing USBR Loans from the Lenders in minimum aggregate amounts of US $2,000,000 and in multiples of US $100,000 thereafter upon the Business Day on which prior written notice is given (in the case of a USBR Loan not exceeding US $10,000,000) or upon one (1) Business Day prior written notice (in the case of a USBR Loan exceeding US $10,000,000); and

(c) **Libor Loans**: borrowing Libor Loans from the Lenders in minimum aggregate amounts of US $5,000,000 and in multiples of US $100,000 thereafter upon three (3) Business Days' prior written notice; and

(d) **Bankers' Acceptances**: issuing Bankers' Acceptances to be accepted and, if applicable, purchased by the Lenders in minimum aggregate amounts of Cdn $5,000,000, and in multiples of Cdn $100,000 thereafter upon one (1) Business Day prior written notice; and

(e) **Documentary Credits**: the Agent issuing, on behalf of the Lenders, Documentary Credits in Canadian Dollars or United States Dollars in any face amount upon at least one (1) Business Day prior written notice,

each such notice to be given to the Agent at the Agent's Branch of Account by 9:00 a.m. (Calgary time) on the day such notice is to be given and to be substantially in the form of Schedule "A" in respect of Prime Loans, USBR Loans, Libor Loans and Bankers' Acceptances and, in respect of Documentary Credits, substantially in the form of Schedule "K". Any such notice may be given by telephone and in such case shall be followed by delivery on the day of such telephone notice of a written confirmation by the Borrower to the Agent of such telephone notice.

3.5 Conditions Applicable to Bankers' Acceptances

(a) **Purchase of Bankers' Acceptances by Lenders**: Subject to the terms and conditions of this Agreement, each Lender hereby agrees to accept its Lender's Proportion of Bankers' Acceptances issued by the Borrower pursuant to Sections 3.4, 3.10 and 3.11 and, at the election of the Borrower pursuant to subsection 3.5(h), purchase at the applicable Discount Rate such Bankers' Acceptances and provide to the Agent for the account of the Borrower the Discount Proceeds thereof less the applicable fees payable by the Borrower to such Lender pursuant to Section 6.4. Notwithstanding that the Borrower has not elected to have the Lenders purchase Bankers' Acceptances issued by it, the Borrower may request that any Lender quote on the purchase thereof and any Lender may or may not so quote; provided that in such circumstances nothing herein shall obligate the Lenders to purchase Bankers' Acceptances or require the Borrower to sell Bankers' Acceptances to the Lenders. Any Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances purchased by it.

(b) **Delivery of Notice**: If the Borrower has not elected to have the Lenders purchase Bankers' Acceptances to be issued by it, the Borrower shall, at or prior to 9:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date relating to any Bankers' Acceptances to be issued hereunder, deliver to the Agent at the Agent's Branch of Account written notice with respect to such Bankers' Acceptances in the form of Schedule "B-1".

(c) **Payment to Borrower**: On the applicable Drawdown Date, Conversion Date or Rollover Date relating to any issue of Bankers' Acceptances, each Lender shall:

(i) if the Borrower has not elected to have the Lenders purchase such Bankers' Acceptances, deliver the discounted proceeds of the sale of such Bankers' Acceptances received by it (less any fees payable to such Lender in respect thereof pursuant to Section 6.4), for the account of the Borrower through the Agent at the Agent's Accounts for Payments; and

(ii) if the Borrower has elected to have the Lenders purchase such Bankers' Acceptances pursuant to subsection 3.5(h), deliver the Discount Proceeds thereof (less any fees payable to such Lender in respect thereof pursuant to Section 6.4), for the account of the Borrower through the Agent at the Agent's Accounts for Payments.

provided that in order to satisfy all or part of the continuing liability of the Borrower to a Lender for the face amount of maturing Bankers' Acceptances accepted by a Lender which are being rolled over, such Lender shall receive and retain for its own account the discounted proceeds or Discount Proceeds, as applicable, of the new Bankers' Acceptances accepted by such Lender as part of such Rollover.

(d) **Waiver of Presentment and Other Conditions**: The Borrower waives presentment for payment and any other defence to payment of any amounts due to a Lender in respect of a Bankers' Acceptance accepted and, if applicable, purchased by it pursuant to this Agreement which might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by such Lender in its own right and the Borrower agrees not to claim any days of grace if such Lender as holder sues the Borrower on the Bankers' Acceptance for payment of the amount payable by the Borrower thereunder. On the specified maturity date of a Bankers' Acceptance, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall, subject to subsection 3.5(g), pay the Agent on behalf of the Lender that has accepted and, if applicable, purchased such Bankers' Acceptance, the full face amount of such Bankers' Acceptance and following receipt of such payment the Lender shall be solely responsible for any payment to the holder thereof.

(e) **Terms of Each Bankers' Acceptance**: Each Bankers' Acceptance shall:

(i) have a term of approximately one (1), two (2), three (3) or six (6) months (excluding days of grace) subject to market availability (or, subject to the agreement of the Lenders, a longer or shorter period);

(ii) be in the standard form of the Lender accepting the same; and

(iii) be denominated in whole multiples of Cdn $100,000;

provided that if the term selected by the Borrower would exceed the Maturity Date applicable to any Lender which is participating in such Borrowing, the Borrower may, at its option, select two different terms for any Borrowing by way of Bankers' Acceptances and the Agent will allocate such Bankers' Acceptances to each participating Lender in a manner which ensures that the term of any Bankers' Acceptances accepted by any Lender will not exceed the Maturity Date applicable to such Lender but such Borrowing shall still be required to be made in a manner which complies with subsection 3.9(a). The term selected by the Borrower may not exceed the Maturity Date applicable to any Lender unless the Borrower agrees to comply with subsection 3.5(i).

(f) **Depository Bills and Notes Act**: It is intended that, pursuant to the *Depository Bills and Notes Act* (Canada) (the **"DBNA"**), all Bankers' Acceptances accepted by the Lenders under this Agreement will be issued in the form of a "depository bill" (as defined in the DBNA), deposited with a "clearing house" (as defined in the DBNA, and including, without limitation, The Canadian Depository for Securities Ltd. or its nominee, CDS & Co.). In order to give effect to the foregoing, the Lenders will, subject to the approval of the Borrower, establish and notify the Borrower of any procedures, consistent with the terms of this

Agreement and the DBNA, as are reasonably necessary to accomplish such intention, which procedures, the Borrower and the Lenders agree, will contain the following:

(i) any instrument held by any Lender for the purposes of Bankers' Acceptances will have marked prominently and legibly on its face and within its text, at or before the time of issue, the words "This is a depository bill subject to the *Depository Bills and Notes Act* (Canada)";

(ii) any reference to the authentication of the Bankers' Acceptances will be removed; and

(iii) any reference to the "bearer" will be removed and such Bankers' Acceptances will not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.

(g) **Failure to Give Notice**: If the Borrower fails to give notice to the Agent at the Agent's Branch of Account of the method of repayment of a Bankers' Acceptance prior to the date of maturity of such Bankers' Acceptance in accordance with the same period of notice required for the original acceptance of each such Bankers' Acceptance as provided in Section 3.4, the face amount of such Bankers' Acceptance shall be converted on its maturity to a Prime Loan pursuant to Section 3.10.

(h) **Lenders to Purchase**: The Borrower shall be entitled to elect to have the Lenders purchase all, but not less than all, of any Bankers' Acceptances issued by the Borrower on the applicable Drawdown Date, Conversion Date or Rollover Date by advising the Lenders of such election in any written notice of Borrowing by way of Bankers' Acceptances in the form of Schedule "A" or notice of Conversion to a Bankers' Acceptance in the form of Schedule "C" or notice of any Rollover to a Bankers' Acceptance in the form of Schedule "D". If the Borrower fails to advise the Lenders of any such election in any such written notice, it shall be deemed not to have elected to have the Lenders purchase such Bankers' Acceptances.

(i) **Prepayment**: A Bankers' Acceptance may only be repaid on its maturity date unless, prior to such maturity date, the Borrower delivers to the Agent for distribution to the accepting Lender such discounted amount in respect of such Bankers' Acceptance as such Lender, acting reasonably, advises the Agent and the Borrower will enable such Lender, based upon the rate of return the Lender will be able to earn on the funds so received, to pay the full face amount of such Bankers' Acceptance on its maturity.

(j) **BA Equivalent Advances**: Notwithstanding the foregoing provisions of this Section 3.5, a Non-Acceptance Lender shall, in lieu of accepting and, if applicable, purchasing, Bankers' Acceptances, make a BA Equivalent Advance. The amount of each BA Equivalent Advance shall be equal to the Discount

Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances on the basis that the Borrower had elected to have the Lenders purchase such Bankers' Acceptances and which, but for this subsection 3.5(j), such Non-Acceptance Lender would otherwise be required to accept and purchase as part of such a Borrowing by way of Bankers' Acceptances. To determine the amount of the Discount Proceeds, the hypothetical sale shall be deemed to take place at the Non-Acceptance Discount Rate applicable to such Non-Acceptance Lender. Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be, and shall remain outstanding for the term of the Bankers' Acceptances issued concurrently therewith by any Lenders with the same applicable Maturity Date as such Non-Acceptance Lender (or, if there are no other such Lenders, for such other term as may be selected by the Agent acting reasonably). Concurrent with the making of a BA Equivalent Advance, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the applicable BA Acceptance Fee which, but for this subsection 3.5(j), such Non-Acceptance Lender would otherwise be entitled to receive as part of such issue of Bankers' Acceptances. Upon the maturity date for such Bankers' Acceptances, the Borrower shall pay to each Non-Acceptance Lender, in satisfaction of the BA Equivalent Advance and interest accrued thereon, an amount equal to the face amount of the Bankers' Acceptance which, but for this subsection 3.5(j), such Lender would otherwise have been required to accept as part of such Borrowing by way of Bankers' Acceptance failing which such amount shall be converted to a Prime Loan. All references in this Agreement to "Bankers' Acceptances" shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non-Acceptance Lender as part of a Borrowing by way of Bankers' Acceptances.

(k) **Power of Attorney Respecting Bankers' Acceptances:** The Borrower agrees to the power of attorney annexed hereto as Schedule "E", enabling such Lender to execute and deliver Bankers' Acceptances for and on behalf of the Borrower.

3.6 Agent's Duties re Bankers' Acceptances

(a) **Advice to the Lenders**: The Agent, promptly following receipt of a notice of Borrowing by way of Bankers' Acceptance in the form of Schedule "A" or a notice of Conversion of a Borrowing to a Bankers' Acceptance in the form of Schedule "C" or a notice of any Rollover of a Bankers' Acceptance in the form of Schedule "D", shall:

(i) advise the Borrower of the allocation of Bankers' Acceptances to each Lender such that the aggregate amount of Bankers' Acceptances required to be accepted by such Lender hereunder is, subject to subsection 3.9(b), in a whole multiple of Cdn $100,000; and

(ii) if the Borrower has elected to have the Lenders purchase such Bankers' Acceptances pursuant to subsection 3.5(h), advise each Lender of the face amount of each Bankers' Acceptance to be purchased by it and the term thereof, which term shall, subject to subsection 3.5(e), be identical for all Lenders. By no later than 8:30 a.m. (Calgary time) on each Drawdown Date, Conversion Date or Rollover Date on which the Lenders are required to purchase Bankers' Acceptances hereunder, the BA Reference Lenders, if applicable, shall advise the Agent of the applicable rate to be used by the Agent in the calculation of the Discount Rate in respect of such Bankers' Acceptances.

(b) **Bankers' Acceptances Not Being Purchased**: If the Borrower has not elected to have the Lenders purchase Bankers' Acceptances issued by it hereunder, the Agent, promptly following receipt of a notice of Borrowing by way of Bankers' Acceptance in the form of Schedule "B-1", shall provide telephone advice to each Lender on or before 9:00 a.m. (Calgary time) of the amount of each issue of Bankers' Acceptances to be accepted by it, the face amount of each Bankers' Acceptance, the discounted proceeds of sale deliverable in respect thereof, the Person to whom the Bankers' Acceptances are to be delivered against delivery of the discounted proceeds of sale in respect thereof, and the term thereof, which term shall, subject to subsection 3.5(e), be identical for all Lenders. Such advice shall be confirmed in writing at or prior to 2:30 p.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date by delivery to each Lender by the Agent in accordance with usual banking practice.

(c) **Bankers' Acceptances Being Purchased**: If the Borrower has elected to have the Lenders purchase Bankers' Acceptances issued by it pursuant to subsection 3.5(h), then on or prior to 9:30 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date relating to all Bankers' Acceptances to be purchased by the Lenders on such date, the Agent shall provide telephone advice to the Borrower and each Lender confirming the particulars provided for in Schedule "B-2" with respect to such Bankers' Acceptances. Such advice shall be confirmed in writing on or prior to 2:30 p.m. (Calgary time) on such Drawdown Date, Conversion Date or Rollover Date by delivery to the Borrower and each Lender of a written confirmation in the form of Schedule "B-2" with respect to such Bankers' Acceptances.

(d) **Completion of Bankers' Acceptance When Not Being Purchased**: Upon receipt of the telephone advice pursuant to subsection 3.6(b), each Lender is thereupon authorized to complete bankers' acceptances held by it in blank and deliver such Bankers' Acceptances to the Person designated to receive such Bankers' Acceptances upon receipt by such Lender of the discounted proceeds of sale payable in respect thereof, in accordance with the particulars so advised by the Agent.

(e) **Completion of Bankers' Acceptance When Being Purchased**: Upon receipt of the telephone advice pursuant to subsection 3.6(c), each Lender is thereupon authorized to complete bankers' acceptances held by it in blank in accordance with the particulars so advised by the Agent.

3.7 Conditions Applicable to Documentary Credits

(a) **Documentary Credits**: The Agent shall issue Documentary Credits for the account of the Borrower on behalf of each Lender and each Lender severally agrees that the Agent shall issue Documentary Credits on its behalf, on the terms and subject to the conditions of this Agreement and on any Business Day prior to the Maturity Date (each such issue of Documentary Letters of Credit being referred to in this Section 3.7 as an **"Issue"**). Notwithstanding the foregoing, Documentary Credits shall not be issued on behalf of any Lender which is not a Non-Extending Lender on or after the Confirmation Date applicable to such Lender unless the Borrower specifies in the applicable Issue Notice that such Documentary Credit shall also be issued on behalf of such Lender (such issuing Lenders collectively being the "**Applicable Lenders**")

(b) **Issue Notice**: Each Issue shall be made on notice (an "**Issue Notice**") given by the Borrower to the Agent not later than 9:00 a.m. (Calgary time) on one (1) Business Day prior written notice, or such shorter period as may be agreed to by the Agent. The Issue Notice shall be in substantially the form of Schedule "K", shall be irrevocable and binding on the Borrower and shall specify (i) the requested date of Issue (the "**Issue Date**"); (ii) the face amount of the Documentary Credit, (iii) the expiration date of the Documentary Credit, provided, however, that no expiration date shall be more than one year from the Issue Date; (iv) the names of the Applicable Lenders; and (v) the name and address of the beneficiary. Promptly upon receipt of an Issue Notice, the Agent shall notify each Applicable Lender thereof, which notice from the Agent shall also specify each Applicable Lender's Applicable Percentage (as defined below) of such Documentary Credit.

(c) **Form of Documentary Credit**: Each Documentary Credit shall be substantially in the form of Schedule "L", with any such change to such form as the Agent shall determine in good faith and on a commercially reasonable basis which does not materially increase the obligations, or materially diminish the rights, of any Applicable Lender relative to such form, or which all of the Applicable Lenders shall approve; provided that, without the prior written consent of each Lender no Documentary Credit may be issued that would vary the several nature of the obligations of the Applicable Lenders thereunder.

(d) **Agent to Execute as Attorney-In-Fact for the Lenders**:

(i) Each Documentary Credit shall be executed and delivered by the Agent in the name of and on behalf of, and as attorney in fact for each Applicable Lender. The Agent shall act under each Documentary Credit as the agent of each Applicable Lender to (A) receive drafts, other demands for payment and other documents presented by the beneficiary thereunder; (B) determine whether such drafts, demands and documents are in compliance with the terms and conditions of such Documentary Credit; and (C) notify the Applicable Lenders and the Borrower that a valid drawing has been made and the date that the related payment by the Applicable Lenders thereunder is to be made; provided that the Agent, except as Applicable Lender, shall have no obligation or liability for any such payment under any Documentary Credit, and each Documentary Credit shall expressly so provide. Each Lender hereby irrevocably appoints and designates the Agent as its attorney-in-fact, acting through any duly authorized officer of the Agent, to execute and deliver in the name and on behalf of such Lender at any time prior to the Maturity Date in respect of such Lender each Documentary Credit to be issued hereunder in respect of which it is an Applicable Lender. Promptly upon the request of the Agent, each Applicable Lender will furnish to the Agent such powers of attorney or other evidence as any beneficiary thereunder may reasonably request in order to demonstrate that the Agent has the power to act as attorney in fact for such Lender to execute and deliver such Documentary Credit. The Borrower and the Lenders agree that each Documentary Credit shall provide that all drafts and other documents presented thereunder shall be delivered to the Agent and that all payments thereunder shall be made by the Lenders obligated thereon through the Agent. Each Lender shall be severally liable under each Documentary Credit in respect of which it is an Applicable Lender rateably and proportionately in accordance with the respective Lender's Proportions of those Lenders that are Applicable Lenders on the date of the issuance of such Documentary Credit (the "**Applicable Percentage**") and each Documentary Credit shall specify each Applicable Lender's Applicable Percentage of the amount payable thereunder.

(ii) The Agent shall maintain records showing the undrawn and unexpired amount of Documentary Credits outstanding hereunder and each Lender's share of such amount and showing for each Documentary Credit issued hereunder (A) the issuance date and expiration date thereof; (B) the amount thereof; (C) the Applicable Lenders in respect of such Documentary Credit, (D) the date and amount of all payments made thereunder; and (E) for each Applicable Lender in respect of such Documentary Credit, such Lender's Applicable Percentage of the amount of such Documentary Credit. The Agent shall make copies of such records available to the Borrower or any Lender upon its request.

(e) **Procedure for Issuance of Documentary Credits**: Not later than 10:00 a.m. (Calgary time) on an applicable Issue Date, the Agent, as attorney-in-fact for the Lenders will complete and issue or arrange to have completed and issued the relevant Documentary Credit:

(i) dated the Issue Date specified in the applicable Issue Notice;

(ii) in favour of the beneficiary specified in the applicable Issue Notice;

(iii) subject to subsection 3.7(b)(ii), in a face amount specified in the applicable Issue Notice; and

(iv) subject to subsection 3.7(b)(iii), with the expiration date specified in the applicable Issue Notice.

Upon issuance of a Documentary Credit, the Agent shall give prompt notice thereof to the Borrower and each Applicable Lender thereunder.

(f) **Payments and Reimbursements of Amounts Drawn Under Documentary Credits:**

(i) The Borrower and each Lender hereby authorize the Agent to review on behalf of each Lender each draft and other document presented under each Documentary Credit in respect of which the Lender is an Applicable Lender. The determination of the Agent as to the conformity of any documents presented under a Documentary Credit to the requirements of such Documentary Credit shall, in the absence of the Agent's gross negligence or wilful misconduct, be conclusive and binding on the Borrower and each Lender. The Agent shall, within a reasonable time following the receipt thereof, examine all documents purporting to represent a demand for payment under any Documentary Credit. The Agent shall promptly after such examination (i) notify each of the Applicable Lenders obligated under such Documentary Credit and the Borrower by telephone (confirmed in writing) of such demand for payment and of the Applicable Percentage for each Lender of such payment; (ii) deliver to each Applicable Lender and the Borrower a copy of each document purporting to represent a demand for payment under such Documentary Credit; and (iii) notify each Applicable Lender and the Borrower whether said demand for payment was properly made under the relevant Documentary Credit. With respect to any drawing determined by the Agent to have been properly made under a Documentary Credit, each Applicable Lender will make its Applicable Percentage of the applicable payment in respect of such Documentary Credit in accordance with its liability under such Documentary Credit and this Agreement, such payment to be made to the Agent for such account as the Agent shall advise. The Agent will make any payments made available to it by the Applicable Lenders to the beneficiary of such Documentary Credit by promptly crediting the amounts so received, in like funds, to the account identified by such beneficiary in connection with such demand for payment. Promptly following any payment by any Lender in respect of any Documentary Credit, the Agent will notify the Borrower of such payment; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligations to reimburse the Lenders with respect to any such payment. The responsibility of the Agent and the Applicable Lenders in connection with any draft presented for payment under any Documentary Credit shall, in addition to any payment obligation expressly provided for in such Documentary Credit, be limited to determining through the Agent that the documents (including each draft) delivered under such Documentary Credit in connection with such presentment are in conformity with the requirements of such Documentary Credit.

(ii) The Borrower agrees to reimburse each Lender for each payment made by such Lender under any Documentary Credit. The Borrower shall make such reimbursement by paying to the Agent, for the account of the Lenders, the full amount of each payment made by the Lenders. The Borrower shall also pay and reimburse the Lenders for all fees, charges and other costs and expenses incurred by the Lenders in connection with such payment, as notified by the Lenders to the Borrower through the Agent. Each reimbursement payment shall be due and payable on the date on which the Agent notifies the Borrower of the amount of such reimbursement obligation. Notwithstanding the foregoing, if the Borrower does not fully reimburse each Lender for such amounts, the Borrower shall be deemed to have effected a Conversion of such Documentary Credit into (A) a Prime Loan, in the case of a Documentary Credit denominated in Canadian Dollars; and (B) a USBR Loan, in the case of a Documentary Credit denominated in US Dollars, in each case to the extent of the payment made by such Lender thereunder and not reimbursed by the Borrower.

(iii) Subject to the last sentence in subsection 3.7(f)(ii), the reimbursement obligation of the Borrower under any Documentary Credit shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including (A) any lack of validity or enforceability of a Documentary Credit; (B) the existence of any claim, set off, defence or other right which the Borrower may have at any time against a beneficiary, the Agent, a Lender or any other Person, whether in connection with the Loan Documents and the transactions contemplated therein or any other transaction (including any underlying transaction between the Borrower and the beneficiary); (C) any certificate or other document presented with a Documentary Credit proving to be forged, fraudulent or invalid or any statement in it being untrue or inaccurate; (D) the existence of any act or omission or any misuse of, a Documentary Credit or misapplication of proceeds by the beneficiary, including any fraud in any certificate or other document presented with a Documentary Credit in each case unless, before payment of a Documentary Credit, (1) the Borrower has delivered to the Agent and the Lenders a written notice of the fraud together with a written request that it refuse to honour such drawing, (2) the fraud by the beneficiary has been established to the knowledge of the Agent so as to make the fraud clear or obvious to it, and (3) in the case of fraud in the underlying transaction between the Borrower and the beneficiary, the fraud is of such character as to make the demand for payment by the beneficiary under the

Documentary Credit a fraudulent one; or (E) the existence of a Default or Event of Default.

(iv) Neither the Agent nor the Lenders shall be responsible for (A) errors, omissions, interruptions or delays in transmission or delivery of any messages by mail, telecopy or otherwise; (B) errors in interpretation of technical terms; (C) any loss or delay in the transmission of any document required in order to make a drawing; and (D) any consequences arising from causes beyond the control of the Agent or the Lenders, including the acts or omissions, whether rightful or wrongful, of any Governmental Authority. None of the above shall affect, impair, or prevent the vesting of any Lenders' rights or powers under this Agreement. Any action taken or omitted by the Lenders under or in connection with any Documentary Credit taken or omitted in good faith shall not put the Lenders under any resulting liability to the Borrower provided that the Lenders act in accordance with the standards of reasonable care specified in the Uniform Customs and Practice for Documentary Credits (1993 Revision), ICC Publication 500 (or any replacement publication), as such publication may be amended from time to time or otherwise in accordance with the International Standby Practises - ISP98 (ICC Publication No. 590).

(v) The Agent shall not be required to make any payment under the Documentary Credit in excess of the amount received by it from the Lenders for such payment. Promptly after making a payment under a Documentary Credit on behalf of the Lenders liable thereunder, the Agent shall remit to each Lender that remitted funds to the Agent in respect of such payment such Lender's Applicable Percentage of the payments received by the Agent from the Borrower in respect of such payment.

(g) **Indemnification; Nature of Agent's and Lender's Duties:**

In addition to amounts payable as elsewhere provided in this Section 3.7, the Borrower hereby agrees to protect, indemnify, pay and save the Agent and each Lender harmless from and against any and all claims or losses (including reasonable legal fees and expenses) which the Agent and the Lenders may incur or be subject to as a consequence, direct or indirect, of (A) the application for or issuance of or drawing under any Documentary Credit, other than as a result of the negligence or wilful misconduct of the Agent and the Lenders as determined by a court of competent jurisdiction, provided that the Agent and each Lender acts in good faith; or (B) the failure of the Agent and Lenders to honour a drawing under any Documentary Credit as a result of any act or omission, whether rightful or wrongful, of any present or future *de jure* or *de facto* government or Governmental Authority prohibiting the payment of such drawing.

(h) **Repayments:**

(i) If the Borrower shall have elected to or be required to repay the Borrowings, then the Borrower shall pay to the Agent, to the extent required pursuant to this Agreement and in the amount provided herein, an amount equal to each Lenders' contingent liability in respect of each Documentary Credit (if any) outstanding hereunder, including any Documentary Credit which is the subject matter of any order, judgment, injunction or other such determination (a "**Judicial Order**") restricting payment by any Lenders under and in accordance with such Documentary Credit beyond the expiration date stated therein other than any Judicial Order permanently enjoining the Applicable Lender from paying under such Documentary Credit.

(ii) Each Lender shall, with respect to any Documentary Credit in respect of which it is an Applicable Lender, upon the date on which any final and non-appealable order, judgment or other such determination has been rendered or issued either terminating the applicable Judicial Order or permanently enjoining such Lender from paying under such Documentary Credit, pay to the Borrower an amount equal to the aggregate of the difference between the amount paid to such Lender pursuant to subsection 3.7(h)(i) and the amounts paid by such Lender under such Documentary Credit and interest on such amount determined at such Lender's applicable wholesale deposit rate per annum. This payment obligation shall survive the termination of this Agreement.

(iii) Each Lender shall with respect to any Documentary Credit in respect of which it is an Applicable Lender, upon the earlier of (A) the date on which either the original counterpart of such Documentary Credit is returned to the Agent for cancellation, or such Documentary Credit Lender is released by the beneficiary from any further obligations in respect thereof; and (B) the expiry of such Documentary Credit, pay to the Borrower an amount equal to the aggregate of the difference between the amount paid to such Lender pursuant to subsection 3.7(h)(i) and the amounts paid by such Lender under such Documentary Credit and interest on such amount determined at such Lender's applicable wholesale deposit rate per annum. This payment obligation shall survive the termination of this Agreement.

3.8 Notice of Repayment

The Borrower shall give the Agent, at the Agent's Branch of Account, prior written notice of each repayment of Borrowings in accordance with the same period of notice required pursuant to Section 3.4 for the initial drawdown of the basis of Borrowing being repaid, such notice to be substantially in the form of Schedule "A". Notwithstanding the foregoing,

(a) a Bankers' Acceptance shall only be repaid on its maturity date unless the Borrower shall have complied with subsection 3.5(i) and Section 5.5;

(b) a Libor Loan shall only be repaid on the last day of the applicable Interest Period unless the Borrower pays breakage costs pursuant to Section 5.6; and

(c) a Documentary Credit may be returned for cancellation at any time but shall only be repaid if and to the extent drawn unless the Borrower shall have complied with subsection 3.7(h).

3.9 Pro Rata Treatment of Borrowings

(a) **Pro Rata Borrowings**: Subject to Sections 1.10 and 3.3 and subsections 3.7(a) and 3.9(b), each Borrowing and each basis of Borrowing shall be made available by each Lender and all repayments and reductions in respect thereof shall be made and applied in a manner so that the Borrowings and each basis of Borrowing outstanding hereunder to each Lender will, to the extent possible, thereafter be in the same proportion as each Lender's Proportion. The Agent is authorized by the Borrower and each Lender to determine, in its sole and unfettered discretion, the amount of Borrowings and each basis of Borrowing to be made available by each Lender and the application of repayments and reductions of Borrowings to give effect to the provisions of this subsection 3.9(a), and Section 7.2; provided that no Lender shall, as a result of any such determination, have Borrowings outstanding in an amount which is in excess of the amount of its Commitment.

(b) **Agent's Discretion on Allocation**: In the event it is not practicable to:

(i) allocate each basis of Borrowing in accordance with subsection 3.9(a), by reason of the occurrence of circumstances described in Section 11.2 or Section 11.3; or

(ii) allocate Bankers' Acceptances to each Lender in accordance with subsection 3.9(a) such that the aggregate amount of Bankers' Acceptances required to be accepted or purchased by such Lender hereunder is in a whole multiple of Cdn $100,000;

the Agent is authorized to make such allocation as it determines in its sole and unfettered discretion may be equitable in the circumstances but no Lender shall, as a result of any such allocation, have Borrowings outstanding in an amount which is in excess of the amount of its Commitment.

(c) **Further Assurances by Borrower**: To the extent reasonably possible, the Borrower and each Lender agrees to be bound by and to do all things necessary or appropriate to give effect to the provisions of this Section 3.9.

3.10 Conversions

The Borrower may, during the term of this Agreement and if no Event of Default has occurred which is continuing, upon giving the Agent at the Agent's Branch of Account prior written notice of a conversion in accordance with the period of notice and other requirements set out in Section 3.4 (other than delivery of a notice in the form of Schedule "A") in respect of the basis of Borrowing to which any Borrowing is being converted, such notice to be substantially in the form of Schedule "C", convert any basis of Borrowing to another basis of Borrowing; provided that a Bankers' Acceptance may only be converted on its maturity date (unless the Borrower shall have complied with subsection 3.5(i) and Section 5.5), a Libor Loan may only be converted on the last day of the applicable Interest Period (unless the Borrower pays breakage costs to the Lenders calculated in accordance with Section 5.6) and a Documentary Credit may only be converted in accordance with the last sentence in subsection 3.7(f)(ii). On each Conversion Date, the Borrower shall be required to repay to the Agent the basis of Borrowing which is being converted and, subject to the provisions of this Agreement, the Lenders shall be required to make available to the Borrower the Borrowings into which such basis of Borrowing is being converted.

3.11 Rollovers

The Borrower may, during the term of this Agreement, Rollover all or any portion of a Bankers' Acceptance on its maturity date, a Libor Loan at the end of the applicable Interest Period or a Documentary Credit on its expiry date upon giving the Agent at the Agent's Branch of Account prior written notice thereof, substantially in the form of Schedule "D" in respect of Bankers' Acceptances and Libor Loans and Schedule "K" in respect of Documentary Credits, and in accordance with the period of notice and other requirements set out in Section 3.4 applicable to Bankers' Acceptances, Libor Loans or Documentary Credits as applicable (other than delivery of a notice in the form of Schedule "A"), unless immediately prior to the issuance of any Bankers' Acceptance, Libor Loan or Documentary Credit, an Event of Default shall have occurred and be continuing, in which event the Borrower shall be deemed to have converted such Bankers' Acceptance to a Prime Loan or such Libor Loan to a USBR Loan (as described below) pursuant to Section 3.10 and the Borrower shall not be entitled to Rollover such Bankers' Acceptance, Libor Loan or Documentary Credit. In the event notice of a Rollover of an existing Bankers' Acceptance or Libor Loan is not given pursuant to this Section 3.11 or notice of a Conversion of such existing Bankers' Acceptance or Libor Loan is not given pursuant to Section 3.10, such Bankers' Acceptance shall be converted on the maturity date of such Bankers' Acceptance to a Prime Loan and such Libor Loan shall be converted on the last day of the applicable Interest Period to a USBR Loan.

3.12 Notices Irrevocable

All notices delivered by the Borrower hereunder shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

3.13 Extension of Maturity Date

(a) In this Section 3.13:

"Request for Extension" means a written request by the Borrower to the Agent (in substantially the form of Schedule "I") to have the Lenders, other than those Lenders which have previously not accepted an Offer of Extension, (each a **"Requested Lender"**) issue an offer to the Borrower extending the Maturity Date applicable to such Requested Lender for a further three hundred and sixty-four (364) days; and

"Offer of Extension" means a written offer by the Agent, on behalf of all Requested Lenders, to the Borrower (in substantially the form of Schedule "J") to extend the Maturity Date applicable to such Requested Lenders, effective immediately prior to the then current Maturity Date applicable to such Requested Lenders, to a date three hundred and sixty-four (364) days from the then current Maturity Date applicable to such Requested Lenders upon acceptance by the Borrower of such offer.

(b) **Request for Extension**: The Borrower may, from time to time, request an offer to extend the Maturity Date applicable to the Requested Lenders by sending to the Agent at the Agent's Branch of Account a Request for Extension not less than sixty (60) days and not more than ninety (90) days prior to the then current Maturity Date applicable to the Requested Lenders and the Agent shall forthwith notify the Requested Lenders of such request and each Requested Lender shall acknowledge receipt of such notification. Each Requested Lender shall advise the Agent as to whether it agrees with such request within thirty (30) days of being so notified; provided that in the event a Requested Lender does not so advise the Agent within such thirty (30) day period, such Requested Lender shall be deemed to have advised the Agent that it does not agree with such request (the date on which such Requested Lender so advises the Agent or is deemed to so advise the Agent being the **"Confirmation Date"**). The Agent shall advise the Borrower and the Requested Lenders within two (2) Business Days of the Confirmation Date that a Requested Lender does not agree (or is deemed not to agree) with any Request for Extension.

(c) **Request Refused**: If any Requested Lender receiving a Request for Extension does not agree to such a request (a **"Non-Extending Lender"**), each of the other Requested Lenders which do agree to such request shall have the right (but not the obligation) to purchase the Commitment of the Non-Extending Lender. Each of the other Requested Lenders (each, a **"Purchasing Lender"**) wishing to exercise its rights to purchase the Commitment of a Non-Extending Lender shall, within four (4) Business Days of the Confirmation Date, so notify the Borrower, the Agent, the Non-Extending Lender and each of the other Requested Lenders, if any, and such Purchasing Lender shall thereupon be obligated to purchase, and such Non-Extending Lender shall thereupon be obligated to sell, not more than fifteen (15) days after the Confirmation Date, that portion of such Commitment which is in the ratio that the Purchasing Lender's Commitment bears to the aggregate of the Commitments of all Purchasing Lenders or as otherwise agreed to by the Borrower and the Purchasing Lenders. The Non-Extending Lenders, the Purchasing Lenders, the Agent, the Borrower and each of the other Requested Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to any such purchase.

(d) **Replacement by Borrower**: If a Non-Extending Lender's Commitment is not purchased pursuant to subsection 3.13(c), the Borrower may, commencing on the fifth Business Day after the Confirmation Date, replace the Non-Extending Lender in accordance with Section 5.4. If the Borrower replaces a Non-Extending Lender's Commitment as provided for herein, the Borrower shall forthwith so notify the Agent and provide to the Agent all particulars relating thereto.

(e) **Prepayment by Borrower**: If a Non-Extending Lender's Commitment is not replaced pursuant to subsection 3.13(c) or 3.13(d), the Borrower may, commencing on the fifth Business Day after the Confirmation Date, but only if no Default or Event of Default has occurred and is continuing, repay all Borrowings (and accrued and unpaid interest thereon) owing to such Non-Extending Lender, together with all other amounts payable hereunder by the Borrower to such Non-Extending Lender with respect to its Commitment, without making corresponding repayment to the other Lenders upon which the Borrower may cancel such Non-Extending Lender's Commitment; upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation (except those expressed to survive the termination of this Agreement) in respect of this Agreement and the Total Commitment shall be reduced by the amount of such Non-Extending Lender's cancelled Commitment.

(f) **Extension**: Provided that the Majority Lenders (after taking into account Commitments purchased or agreed to be purchased pursuant to subsection 3.13(c), agree with the Request for Extension, the Agent shall deliver to the Borrower an Offer of Extension executed by the Agent, on behalf of the Requested Lenders (other than the Non-Extending Lenders) (the "**Extending Lenders**") within five (5) Business Days of the Confirmation Date. The Agent shall notify the Borrower within such period if the request for the issuance of an Offer of Extension has been denied. The failure of the Agent to deliver an Offer of Extension shall be deemed to be notification by the Agent to the Borrower that the Requested Lenders have denied the Borrower's request.

(g) **Acceptance**: If the Agent has delivered to the Borrower an Offer of Extension, such offer shall be open for acceptance by the Borrower until the Business Day immediately preceding the current Maturity Date applicable to the Requested Lenders. Upon written notice by the Borrower to the Agent accepting an outstanding Offer of Extension, the Maturity Date applicable to the Extending Lenders shall be extended to a date three hundred and sixty-four (364) days from the then current Maturity Date applicable to the Requested Lenders. Subject to Section 5.3, all obligations owing to the Non-Extending Lenders and the Commitments of the Non-Extending Lenders shall be assigned to a replacement lender pursuant to Section 13.1, or shall be reduced to zero as of the Maturity Date applicable to the Non-Extending Lenders pursuant to Section 5.1, and the Total Commitment and Total Loan Commitment shall be adjusted accordingly.

(h) **Independent Credit Decision**: The Borrower understands that the consideration of any Request for Extension constitutes an independent credit decision which each Requested Lender retains the absolute and unfettered discretion to make and that no commitment in this regard is hereby given by the Requested Lenders. Unless permitted by the Majority Lenders, the Borrower shall not be entitled to deliver any Request for Extension at any time when a Default or an Event of Default has occurred and is continuing.

ARTICLE IV
[INTENTIONALLY DELETED]

ARTICLE V
REPAYMENT AND PREPAYMENT

5.1 Optional Repayment Without Reduction of Commitment

Subject to Section 3.8, the Borrower may, without penalty or premium, at any time during the term of this Agreement, repay the whole or any part of the Outstanding Principal together with accrued interest thereon to the date of such repayment; provided that the Borrower shall not repay only a portion of a Borrowing unless the repaid portion is equal to or exceeds, in the relevant currency, the minimum amount required pursuant to Section 3.4 for Drawdowns of the type of Borrowing proposed to be repaid. Any optional repayment pursuant to this Section 5.1 shall not reduce the Total Commitment, the Total Loan Commitment, the Commitment or the Loan Commitment of any Lender.

5.2 Repayment of Borrowings

On the Maturity Date applicable to a Lender, such Lender's Commitment shall be reduced to zero and the Borrower shall repay all Borrowings and other Loan Indebtedness owing to such Lender. In particular, all outstanding Bankers' Acceptances accepted by such Lender which mature on a date subsequent to the Maturity Date applicable to such Lender shall be prepaid by the Borrower on such Maturity Date in accordance with subsection 3.5(i) and all outstanding Documentary Credits issued by or on behalf of such Lender shall be cash collateralized by the Borrower on such Maturity Date in accordance with subsection 3.7(h).

5.3 Cancellation of Commitment and Prepayment

Subject to Section 3.8, the Borrower may, without penalty or premium, at any time during the term of this Agreement upon five (5) Business Days prior written notice substantially in the form of Schedule "A", cancel all of the Total Commitment or any portion thereof in minimum amounts of $5,000,000 and multiples of $1,000,000 above such amount if, on or prior to the last day of such notice period, the Borrower has:

(a) prepaid or otherwise reduced Borrowings outstanding to each Lender in an amount equal to the amount by which Borrowings outstanding to such Lender would otherwise be in excess of such Lender's Commitment immediately after the reduction of the Total Commitment and, if applicable, the Total Loan Commitment provided for in such notice;

(b) paid all accrued interest and other charges and fees in respect of the Borrowings being repaid or reduced as aforesaid; and

(c) to the extent applicable, paid all other amounts then due and owing under the Loan Documents.

Any such notice of cancellation is irrevocable and the amount of the Commitment of each Lender so cancelled and reduced may not be reinstated hereunder.

5.4 Cancellation of a Lender's Commitment

If:

(a) a Lender does not agree to make Borrowings available in respect of a Takeover;

(b) a Lender does not agree to provide the Borrower with an Offer of Extension pursuant to Section 3.13;

(c) any payment is required to be made by the Borrower to a Lender (but not to all of the Lenders) pursuant to Section 7.3;

(d) Additional Compensation is payable by the Borrower to a Lender (but not to all of the Lenders) pursuant to Section 11.2;

(e) a Lender is affected by the provisions of Section 11.3 and all of the other Lenders are not so affected; or

(f) a Lender withholds its consent or approval following a request of the Borrower pursuant to this Agreement and, as a result, the consent of the Majority Lenders or all of the Lenders (as applicable) cannot be obtained to such request;

(any such Lender being called herein the "**Affected Lender**"),

then the Borrower may so long as no Default or Event of Default has occurred and is continuing:

(i) upon at least five (5) Business Days prior written notice to the Agent, irrevocably cancel all but not part of the Affected Lender's Commitment if on or prior to the last day of such notice period the Borrower has prepaid or otherwise reduced all Borrowings outstanding to such Lender, and paid all accrued interest and other charges and fees in respect of such Borrowings; and

(ii) at the Borrower's option but with the consent of the Agent, such consent not to be unreasonably withheld, and within thirty (30) days of any such cancellation, arrange for a replacement lender (which may be one of the Lenders) to replace all but not part of the Affected Lender's Commitment and any such replacement lender shall be novated into this Agreement in the place and stead of the Affected Lender provided that in the case of (f) above, all such Affected Lenders shall either be replaced or have their Commitments cancelled pursuant to the provisions of this Section 5.4.

5.5 Early Repayment of Bankers' Acceptances

The Borrower shall not cancel all or any portion of the Total Commitment pursuant to Section 5.3 or 5.4 if the Borrowings required to be repaid to a Lender as a result thereof include Bankers' Acceptances accepted by such Lender with a maturity date falling subsequent to the date of such cancellation unless, on the date of such cancellation, the Borrower pays to the Agent at the Agent's Accounts for Payments, for the account of such Lender, the amount determined in accordance with subsection 3.5(i).

5.6 Early Repayment of Libor Loans

The Borrower shall not cancel all or any portion of the Total Commitment pursuant to Section 5.3 or 5.4 if the Borrowings required to be repaid to the Lenders as a result thereof include any Libor Loan with an Interest Period ending subsequent to the date of such cancellation unless, on the date of such cancellation, the Borrower pays to the Agent at the Agent's Accounts for Payments, for the account of the Lenders, all costs, losses, premiums and expenses incurred by the Lenders by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such loan or any part thereof on other than the last day of the applicable Interest Period. Any Lender, upon becoming entitled to be paid such costs, losses, premiums and expenses, shall deliver to the Borrower and the Agent a certificate of the Lender certifying as to such amounts and, in the absence of manifest error, such certificate shall be conclusive and binding for all purposes.

5.7 Evidence of Indebtedness

The Agent shall open and maintain on the books of the Agent's Branch of Account, accounts and records evidencing the Borrowings and other amounts owing by the Borrower to the Agent and each Lender under this Agreement (the "**Accounts**"). The Agent shall enter therein the amount of such Borrowings and each payment of principal of and interest on the Borrowings and fees and other amounts payable pursuant to this Agreement and shall record the Bankers' Acceptances accepted by each Lender and all other amounts becoming due to the Agent and each Lender under this Agreement. The Accounts constitute, in the absence of manifest error, *prima facie* evidence of the indebtedness of the Borrower to the Agent and each Lender pursuant to this Agreement, the date each Lender made each Borrowing available to the Borrower and the amounts the Borrower has paid from time to time on account of the principal of and interest on the Borrowings, fees payable pursuant to this Agreement and other amounts owing hereunder. The Agent shall, from time to time, provide to the Borrower or a Lender copies of such accounts and records upon the Borrower's or such Lender's request, as applicable, and at the Borrower's or such Lender's expense, as applicable.

5.8 Currency Excess

(a) If the Agent determines that the Outstanding Principal based on the Equivalent Amount of all US$ Borrowings exceeds the Total Commitment (the amount of such excess is herein called the "**Currency Excess**"), then, upon written request by the Agent (which request shall detail the applicable Currency Excess), the Borrower shall either repay sufficient Borrowings to remove the Currency Excess or collateralize the Currency Excess in accordance with subsection 5.8(b) (i) within 10 Business Days if the Currency Excess exceeds 102% of the Total Commitment, and (ii) by the later of the tenth Business Day after such request and the next Drawdown Date, Rollover Date or Conversion Date in all other cases.

(b) If and to the extent that the Borrower fails to make sufficient repayments to eliminate such Currency Excess as provided in subsection 5.8(a) (the remainder thereof being herein called the "**Currency Excess Deficiency**"), the Borrower shall place an amount equal to the Currency Excess Deficiency on deposit with the Agent in an interest-bearing account with interest at rates prevailing at the time of deposit for the account of the Borrower, to be assigned to the Agent on behalf of the Lenders by instrument satisfactory to the Agent and to be applied to maturing Bankers' Acceptances or Libor Loans (converted if necessary at the exchange rate for determining the Equivalent Amount on the date of such application). The Agent is hereby irrevocably directed by the Borrower to apply any such sums on deposit to maturing Borrowings as provided in the preceding sentence. Upon the Currency Excess being eliminated as aforesaid or by virtue of subsequent changes in the exchange rate for determining the Equivalent Amount, then, provided no Default or Event of Default is then continuing, such funds on deposit, together with interest thereon, shall be returned to the Borrower.

ARTICLE VI
PAYMENT OF INTEREST AND FEES

6.1 Interest on Prime Loans

The Borrower shall pay interest in Canadian Dollars to the Agent at the Agent's Accounts for Payments on behalf of each Lender on each Prime Loan at a rate per annum (based on a year of 365 days, or 366 days, as applicable) equal to the Prime Rate plus the applicable Margin in effect on the date for which such interest is calculated. A change in the Prime Rate will simultaneously cause a corresponding change in the interest payable for a Prime Loan without the necessity of any notice to the Borrower. Such interest is payable monthly in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on which such interest is to be paid and the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of such Prime Loan outstanding in such period based on the actual number of days elapsed in the period for which such interest is payable.

6.2 Interest on USBR Loans

The Borrower shall pay interest in United States Dollars to the Agent at the Agent's Accounts for Payments on behalf of each Lender on each USBR Loan at a rate per annum (based on a year of 365 days, or 366 days, as applicable) equal to the U.S. Base Rate plus the applicable Margin in effect on the date for which such interest is calculated. A change in the U.S. Base

Rate will simultaneously cause a corresponding change in the interest payable for a USBR Loan without the necessity of any notice to the Borrower. Such interest is payable monthly in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on which such interest is to be paid and the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of such USBR Loan outstanding in such period based on the actual number of days elapsed in the period for which such interest is payable.

6.3 Interest on Libor Loans

The Borrower shall pay interest in United States Dollars to the Agent at the Agent's Accounts for Payments on behalf of each Lender on each Libor Loan at a rate per annum (based on a 360 day year) equal to the Libor Rate for the applicable Interest Period plus the applicable Margin in effect on the date for which such interest is calculated. Such interest is payable in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on which such interest is to be paid and the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of such Libor Loan outstanding in such period based on the actual number of days elapsed in the period for which such interest is payable.

6.4 BA Acceptance Fee

The Borrower shall pay acceptance fees in Canadian Dollars for Bankers' Acceptances to the Agent on behalf of the Lenders at the Agent's Accounts for Payments. Such acceptance fees are payable forthwith upon the acceptance of each Bankers' Acceptance issued by the Borrower at a rate per annum equal to the applicable Margin in effect on the acceptance of Banker's Acceptances denominated in Canadian Dollars multiplied by the face amount of such Bankers' Acceptance multiplied by the number of days in the term of such Bankers' Acceptance and divided by 365. BA Acceptance Fees payable to the Lenders pursuant to this Section 6.4 shall be paid in the manner specified in Section 3.5. All fees payable pursuant to this Section 6.4 on any date in respect of any issuance of Bankers' Acceptances shall be calculated by the Agent and payable by the Borrower based on the applicable Margin in effect on such date; provided that if during the term of any such Bankers' Acceptance a change in the applicable Margin occurs as a result of a change in the Consolidated Debt to EBITDA Ratio, the BA Acceptance Fees shall be adjusted in accordance with Section 6.12.

6.5 Documentary Credit Fees

The Borrower shall pay to the Agent, for and on behalf of the Applicable Lenders, at the Agent's Accounts for Payments, a Documentary Credit fee with respect to each outstanding Documentary Credit at a rate per annum equal to the applicable Margin (based on a year of 365 days, or 366 days, as applicable) in effect from time to time, calculated on a daily basis on the face amount of each such outstanding Documentary Credit for the period commencing on and including the date of issue of such Documentary Credit or the date immediately following the last date up to which such fee has previously been calculated and paid, as the case may be, to and including the last day of the Fiscal Quarter or the expiry date of the Documentary Credit, as the case may be, and payable quarterly in arrears on the first Business Day of each Fiscal Quarter. The Borrower shall pay to the Agent, for and on behalf of the Applicable Lenders, the Agent's and each Applicable Lender's reasonable set up fees, cable charges and other customary miscellaneous charges in respect of the issue of Documentary Credits in respect of which it is an Applicable Lender and upon the amendment of each Documentary Credit and each drawing made thereunder, and reasonable and customary documentary and administrative charges for amending or drawing under, as the case may be, Documentary Credits of a similar amount, term and risk.

6.6 Interest on Overdue Amounts

The Borrower shall, on demand, pay to the Agent on behalf of each Lender at the Agent's Accounts for Payments interest on all overdue payments in connection with this Agreement from the date any such payment becomes overdue and for so long as such amount remains unpaid at a rate per annum which is equal to:

(a) if the overdue payment is in respect of amounts due in Canadian Dollars, the interest rate then applicable to Prime Loans plus one percent (1%); and

(b) if the overdue payment is in respect of amounts due in United States Dollars, the interest rate then applicable to USBR Loans plus one percent (1%).

Such interest on overdue amounts shall be computed daily, compounded monthly and shall be payable both before and after default, maturity and judgment.

6.7 Standby Fees

The Borrower shall pay standby fees in Canadian Dollars to the Agent on behalf of each Lender at the Agent's Accounts for Payments monthly in arrears on the first Business Day of each month in each year during the term of this Agreement from the Closing Date to the Maturity Date applicable to such Lender commencing with the first Business Day of the month following the month in which the Closing Date occurs. Each payment of standby fees shall be calculated for the period commencing on and including the Closing Date or the date immediately following the last date up to which such standby fees have been calculated and paid hereunder, as the case may be, up to and including the last day of the month for which such standby fees are to be paid or the Maturity Date, as the case may be. Such standby fees shall be calculated on a daily basis at a rate per annum equal to the applicable Margin (based on a year of 365 days, or 366 days, as applicable) in effect on each day during such period calculated on the amount, if any, of the difference obtained by subtracting the Outstanding Principal (converted to an Equivalent Amount of Cdn$ if applicable) owing to such Lender during such period from the amount of such Lender's Commitment in effect during such period.

6.8 Agent's Fees

The Borrower shall pay agency fees to the Agent for the Agent's sole account at the Agent's Accounts for Payments at the time or times and in the amount agreed to in writing by the Borrower and the Agent. Such fees shall, for purposes of this Agreement, be deemed to be an amount payable pursuant to this Agreement.

6.9 Maximum Rate Permitted by Law

Under no circumstances shall a Lender be entitled to receive nor shall it in fact receive a payment or partial payment of interest, fees or other amounts under this Agreement at a rate that is prohibited by applicable law. Accordingly, notwithstanding anything herein or elsewhere contained, if and to the extent that under any circumstances, the effective annual rate of "interest" (as defined in section 347 of the *Criminal Code of Canada*) received or to be received by a Lender (determined in accordance with such section) on any amount of "credit advanced" (as defined in that section) pursuant to these presents or any agreement or arrangement collateral hereto entered into in consequence or implementation hereof would, but for this Section 6.9, be a rate that is prohibited by applicable law, then the effective annual rate of interest, as so determined, received or to be received by the Lender on such amount of credit advanced shall be and be deemed to be adjusted to a rate that is one whole percentage point less than the lowest effective annual rate of interest that is so prohibited (the "adjusted rate"); and, if the Lender has received a payment or partial payment which would, but for this Section 6.9, be so prohibited then any amount or amounts so received by the Lender in excess of the adjusted rate shall and shall be deemed to have comprised a credit to be applied to subsequent payments on account of interest, fees or other amounts due to the Lender at the adjusted rate.

6.10 Nominal Rates

The theory of deemed reinvestment shall not apply to the calculation of interest or payment of fees or other amounts hereunder, notwithstanding anything contained in this Agreement, in any note, bankers' acceptance or other evidence of indebtedness or in any Loan Document now or hereafter taken by the Agent or any Lender for the obligations of the Borrower under this Agreement, or any other instrument referred to herein, and all interest and fees payable by the Borrower to the Lender, shall accrue from day to day, computed as described herein in accordance with the "nominal rate" method of interest calculation.

6.11 Waiver

To the extent permitted by law, any provision of the *Judgment Interest Act* (Alberta) and the *Interest Act* (Canada) which restricts the rate of interest on any judgment debt shall be inapplicable to this Agreement and is hereby waived by the Borrower.

6.12 Margin Changes; Adjustments for Margin Changes

(a) Any change in the Margin due to a change in the Consolidated Debt to EBITDA Ratio shall become effective on the first day of the calendar month immediately following the date on which the Borrower delivers the Financial Statements (and accompanying Compliance Certificate) which reflect such Consolidated Debt to EBITDA Ratio; provided that if the Borrower fails to deliver the applicable Financial Statements and Compliance Certificate within the time permitted by subsection 9.1(m), then, unless the Majority Lenders otherwise agree, the Margin shall be based upon Level 4 for the period from the day immediately following the latest date permitted hereunder for delivery of such Financial Statements and Compliance Certificate until the date of delivery thereof in which case the Margin shall be based on the Consolidated Debt to EBITDA Ratio reflected in such Financial Statements until further changed in accordance herewith.

(b) For any Borrowings outstanding as of the effective date of a change in the Margin:

(i) in the case of increases in such rates per annum, the Borrower shall pay to the Agent for the account of the Lenders such additional interest or fees, as the case may be, as may be required to give effect to the relevant increases in the interest or fees payable on or in respect of such Borrowings from and as of the effective date of the relevant increase in rates;

(ii) in the case of decreases in such rates per annum, the Borrower shall receive a credit against subsequent interest payable on Borrowings pursuant to Section 6.1, 6.2 or 6.3, acceptance fees payable pursuant to Section 6.4 or Documentary Credit fees payable pursuant to Section 6.5 to the extent necessary to give effect to the relevant decreases in the interest or fees payable on or in respect of such Borrowings from and as of the effective date of the relevant decrease in rates; and

(iii) in respect of acceptance fees payable pursuant to Section 6.4, such acceptance fees shall be adjusted by determining the acceptance fees payable based on the Margin in effect (and any changes thereto) on each day of the term of such Bankers' Acceptances.

(c) The payments required by subsection 6.12(b)(i) shall be made on (i) the next Interest Payment Date (in the case of outstanding Prime Loans, USBR Loans and Libor Loans), (ii) the earlier of the next Rollover Date or Conversion Date or, if the relevant Interest Period is longer than three months, the last Business Day of each three month period during such Interest Period (in the case of outstanding Bankers' Acceptances), and (iii) the earlier of the next Rollover Date or the first Business Day of the next Fiscal Quarter (in the case of outstanding Documentary Credits). The adjustments required by subsection 6.12(b)(ii) shall be accounted for in successive interest and fee payments by the Borrower until the amount of the credit therein contemplated has been fully applied; provided that, upon satisfaction in full of all Loan Indebtedness and cancellation of the Total Commitment in accordance herewith, the Lenders shall pay to the Borrower an amount equal to any such credit which remains outstanding.

6.13 Interest Act

Whenever a rate of interest hereunder is calculated on the basis of a year (the **"deemed year"**) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

ARTICLE VII
PAYMENT AND TAXES

7.1 Time, Place and Currency of Payment

Payments of principal, interest, fees and all other amounts payable by the Borrower pursuant to this Agreement shall be paid for value at or before 10:00 a.m. (Calgary time) on the day such amount is due. If any such day is not a Business Day, such amount shall be deemed for all purposes of this Agreement to be due on the Business Day next following such day and such extension of time shall in such case be included in the computation of the payment of any interest or fees payable under this Agreement. All payments shall be made at the Agent's Accounts for Payments. Receipt by the Agent from the Borrower of funds pursuant to this Agreement, as principal, interest, fees or otherwise, shall be deemed to be receipt of such funds by the Agent or Lenders, as the case may be.

7.2 Application of Payments Prior to an Event of Default

Except as otherwise agreed to by the Lenders in their sole discretion, all payments made by or on behalf of the Borrower pursuant to this Agreement prior to the delivery of an Acceleration Notice pursuant to Section 10.2 or the occurrence of an Event of Default under subsection 10.1(b) or 10.1(c) shall be applied rateably, without preference or priority, among the Lenders and the Agent in accordance with the respective amounts as follows:

(a) firstly, in payment of any amounts due and payable as and by way of recoverable expenses hereunder;

(b) secondly, in payment of any amounts due and payable as and by way of the Agent's fees referred to in Section 6.8;

(c) thirdly, in payment of any amounts due and payable as and by way of the standby fees referred to in Section 6.7;

(d) fourthly, in payment of any amounts due and payable and by way of interest on Borrowings pursuant to Section 6.1, 6.2 or 6.3, BA Acceptance Fees pursuant to Section 6.4, Documentary Credit fees pursuant to Section 6.5 and interest on overdue amounts pursuant to Section 6.6; and

(e) fifthly, in payment of any amounts (other than Borrowings) then due and payable by the Borrower hereunder other than amounts hereinbefore referred to in this Section 7.2.

with the balance to be applied to repay or otherwise reduce Borrowings in a manner so that the Borrowings and each basis of Borrowing outstanding hereunder to each Lender will, to the extent possible, be in the same proportion as the Lender's Proportion of such Lender.

7.3 Taxes

The Borrower shall make all payments to the Agent on behalf of the Lenders without set off or counterclaim, free and clear of, and without deduction for or on account of, any Tax. If any Tax is deducted or withheld from any payments, the Borrower shall promptly remit to the Agent on behalf of the Lenders the equivalent of the amounts so deducted or withheld together with such additional amounts as may be necessary so that after making all required deductions or withholdings, including deductions or withholdings applicable to additional amounts paid under this Section 7.3, each Lender shall receive an amount equal to the amount it would have received if no deduction or withholding had been made. The Borrower, if required by the Agent, shall also provide to the Agent the relevant official receipts or other evidence satisfactory to the Agent evidencing payment to the appropriate taxing authority of each such Tax by the Borrower on behalf of the Lenders. If following the making of any payment by the Borrower under this Section 7.3, any Lender is granted a credit against or refund in respect of any tax payable by it in respect of the Taxes to which such payment relates, such Lender shall (subject to the Borrower having paid the relevant amount payable under this Section 7.3) to the extent that it is satisfied that it can do so without prejudice to the retention of the amount of such credit or refund, reimburse the Borrower such amount as the Lender shall certify to be the proportion of such credit or refund as will leave the Lender, after such reimbursement, in no worse or better position than it would have been in if the relevant Taxes had not been imposed upon, or the relevant amounts in respect of the relevant Taxes had not been deducted or withheld in respect of, the payment by the Borrower as aforesaid. Each such Lender shall, at the Borrower's expense, file such documents and do such things as may be reasonably necessary to obtain such credit or refund.

ARTICLE VIII
CONDITIONS PRECEDENT TO DISBURSEMENT OF THE BORROWINGS

8.1 Conditions Precedent to Effectiveness

The effectiveness of this Agreement is subject to and conditional upon the satisfaction on or prior to the Closing Date of the following conditions precedent or waiver thereof by the Agent on behalf of the Lenders:

(a) **No Event of Default**: as of such Drawdown Date there exists no Default or Event of Default which has occurred and is continuing and no Acceleration Notice has otherwise been delivered by the Agent to the Borrower pursuant to Section 10.2;

(b) **Representations and Warranties True**: the representations and warranties contained in Article 2 are true and correct as of such Drawdown Date;

(c) **Cancellation of Existing BNS Indebtedness**: subject to the transitional provisions in Schedule "O", the Agent shall have received an irrevocable notice from AltaGas cancelling in whole any remaining available credit under the Existing BNS Credit Agreement;

(d) **Receipt of Documentation**: the Agent shall have received, in sufficient numbers for distribution to each of the Lenders in form and substance satisfactory to the Agent and Lenders, the following:

(i) a duly executed copy of this Agreement;

(ii) a duly executed Subsidiary Guarantee from the Operating Partnership;

(iii) a duly executed Compliance Certificate;

(iv) a certificate of status or similar evidence of existence in respect of the Borrower, the General Partner, the Operating Partnership and AltaGas under the laws of their respective jurisdictions of formation;

(v) copies of:

(A) the certificate of limited partnership and the limited partnership agreement establishing the Borrower,

(B) the partnership agreement establishing the Operating Partnership, and

(C) the articles of incorporation and by laws of each of the General Partner and AltaGas,

certified in each case by a senior officer of the General Partner or AltaGas, as the case may be, as of the Closing Date;

(vi) a copy of a resolution of the board of directors of each of the General Partner and the partners of the Operating Partnership relating to its authority to execute, deliver and perform the Borrower's and the Operating Partnership's respective obligations under the Loan Documents to which it is a party and the manner in which and by whom the respective Loan Documents are to be executed and delivered, certified in each case by a senior officer of the General Partner or AltaGas, as the case may be, as of the Closing Date;

(vii) a certificate dated as of the Closing Date setting forth specimen signatures of the individuals who will be executing the Loan Documents on behalf of the General Partner and AltaGas, certified in each case by a senior officer of the General Partner or AltaGas, as the case may be;

(viii) a certificate on behalf of the General Partner certified by a senior officer of the General Partner dated as of the Closing Date certifying that all applicable representations and warranties set forth in this Agreement are true and correct as of that date and that, other than as noted therein, the conditions precedent set out in this Section 8.1 have been satisfied and no Default or Event of Default has occurred and is continuing;

(ix) certificates of insurance evidencing the existence and effectiveness of all policies of insurance and all endorsements thereto as required by the terms of this Agreement;

(x) an opinion of McCarthy Tétrault LLP, counsel to the Borrower, addressed to the Agent, each Lender and Macleod Dixon LLP, counsel to the Agent and the Lenders, with respect to the Borrower, the Loan Documents, and the transactions provided for therein and the legal, valid, binding and enforceable nature thereof, substantially in the form attached as Schedule "H" hereto;

(xi) an opinion of Macleod Dixon LLP, counsel to the Agent and the Lenders, addressed to the Agent and each Lender with respect to the Loan Documents and the transactions provided for therein, in form and substance satisfactory to the Lenders, acting reasonably; and

(xii) such other closing documents and documentation which the Agent may reasonably request; and

(e) **Payment of Fees**: the Agent shall have received payment or satisfactory assurances of payment of the fees payable by the Borrower in an amount equal to Cdn. $112,500.

8.2 Continuing Conditions Precedent

The obligation of each Lender to make available any Borrowings pursuant to Section 3.4, 3.10 or 3.11 is subject to and conditional upon the satisfaction that on each Drawdown Date, Conversion Date and Rollover Date there exists, with respect to Drawdowns pursuant to Section 3.4, no Default or Event of Default or, with respect to Borrowings pursuant to Sections 3.10 and 3.11, no Event of Default, in each case which is continuing and no Default or Event of Default would arise as a result of such Borrowings after giving effect to such Borrowings and the receipt and application of the net proceeds of such Borrowings and, with respect to Drawdowns pursuant to Section 3.4, the representations and warranties referred to in Section 2.1 being true and correct as at each such date as if made at and as of the applicable Drawdown Date.

8.3 Waiver of a Condition Precedent

The terms and conditions of Sections 8.1 and 8.2 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent by or with the prior consent of the Lenders in accordance with subsection 12.12(b) in whole or in part with or without terms or conditions, in respect of all or any portion of the Borrowings, without affecting the right of the Lenders to assert such terms and conditions in whole or in part in respect of any other Borrowing.

ARTICLE IX
COVENANTS OF THE BORROWER

9.1 Positive Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Payment and Performance**: the Borrower shall duly and punctually pay all sums of money due by it hereunder and the Borrower and the Restricted Subsidiaries shall perform all other obligations on their part to be performed under the terms of the Loan Documents at the times and places and in the manner provided for therein;

(b) **Existence of the Borrower**: the Borrower shall maintain its existence in good standing under the laws of the jurisdiction of its formation and register and qualify and remain registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to be so registered or qualified does not have a Material Adverse Effect;

(c) **Existence of the Restricted Subsidiaries**: the Borrower shall cause each of its Restricted Subsidiaries to maintain its existence in good standing under the laws of the jurisdiction of its formation and shall cause each to duly register and qualify and remain duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by its makes such registration or qualification necessary, except to the extent that failure to be in good standing or to be so registered or qualified does not have a Material Adverse Effect;

(d) **Maintenance of Pipelines and Facilities**: the Borrower shall and shall cause each of its Restricted Subsidiaries to maintain and operate all of its material properties and assets, including, without limitation, its Pipelines and Facilities, in a good and workmanlike manner and in accordance with generally accepted industry practice and conduct its business in a proper and prudent manner and maintain and preserve its assets and properties except to the extent that failure to do so does not have a Material Adverse Effect, and the Borrower shall cause each of its Restricted Subsidiaries to comply with all of its obligations under all agreements and instruments to which it is a party or by which it is bound or affected, except to the extent that failure to do so does not have a Material Adverse Effect;

(e) **General Insurance**: the Borrower shall and shall cause each of its Restricted Subsidiaries to maintain in full force and effect with insurers of recognized standing such policies of insurance (including insurance in connection with the disposal, handling, storage, transportation or generation of hazardous materials) on such terms and in such amounts (including deductibles, co insurance and self insurance in accordance with generally accepted industry practice) covering the properties and operations of the Borrower and its Restricted Subsidiaries including, without limitation, its Pipelines and Facilities, as is customarily maintained by Persons engaged in the same or similar business in accordance with generally accepted industry practice;

(f) **Compliance With Laws and Regulations**: the Borrower shall and shall cause each of its Restricted Subsidiaries to:

(i) comply in all respects with all applicable laws, rules, regulations and orders of governmental authorities, including, without limitation, Environmental Laws; and

(ii) observe and conform in all respects to all valid requirements of any Governmental Authority relative to any of its assets and all covenants, terms and conditions of all agreements upon or under which any of its assets are held;

except to the extent failure to so comply or failure to so observe and conform does not have a Material Adverse Effect;

(g) **Notice of Environmental Damage**: the Borrower shall, promptly upon acquiring knowledge thereof, provide the Agent with written notice of the discovery of any contaminant or of any spill, discharge, deposit, escape or release of a contaminant into the environment from or upon any land or property owned, leased or otherwise occupied by the Borrower or its Subsidiaries which has a Material Adverse Effect;

(h) **Additional Environmental Information**: the Borrower shall, upon the request of the Agent (acting reasonably), make available for discussion with the Lenders at all reasonable times the senior officers of AltaGas primarily responsible for the environmental activities and affairs of the Borrower and its Restricted Subsidiaries;

(i) **Notice of Material Adverse Effect**: the Borrower shall provide prompt written notice to the Agent of any matter of which it is aware that has a Material Adverse Effect;

(j) **Notice of Defaults**: the Borrower shall provide prompt written notice to the Agent of any Default or Event of Default upon it or any of its Restricted Subsidiaries becoming aware thereof or of any event or circumstance which would be a Default or Event of Default but for the provision contained in parenthesis in the definition of Default and the provision contained in parenthesis in Section 10.1;

(k) **Payment of Taxes and Government Levies**: the Borrower shall and shall cause each of its Restricted Subsidiaries to pay or cause to be paid all rents, Taxes, rates, levies, royalties and assessments, ordinary or extraordinary, government fees, dues, and other obligations to pay money validly levied, assessed or imposed upon it, or upon its properties or any part thereof, as and when the same become due and payable, except to the extent that failure to do so does not have a Material Adverse Effect, or except to the extent and for so long as the Borrower or such Restricted Subsidiary shall contest in good faith its obligation to do so if in such case the Lenders shall be satisfied, acting reasonably, that any such contestation will involve no risk of loss of any material part of the property of the Borrower and its Restricted Subsidiaries taken as a whole; and it will exhibit to the Lenders, when reasonably required, the receipts and vouchers establishing such payment;

(l) **Maintenance of Books and Records**: the Borrower shall and shall cause its Restricted Subsidiaries to keep proper and adequate records and books of account in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements in accordance with Generally Accepted Accounting Principles and, upon the request of the Agent, make the same available for confidential inspection by the Agent and the Lenders and their respective employees at all reasonable times;

(m) **Financial Disclosure**: the Borrower shall furnish to the Agent:

(i) as soon as publicly available and in any event within one hundred and twenty (120) days after the end of each Fiscal Year of the Borrower, the audited consolidated annual Financial Statements as at the end of such Fiscal Year;

(ii) as soon as publicly available and in any event within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, the unaudited consolidated interim Financial Statements;

(iii) unless included in (i) above, as soon as publicly available and in any event within one hundred and twenty (120) days after the end of each Fiscal Year of the Trust, the audited consolidated annual financial statements of the Trust as at the end of such Fiscal Year; and

(iv) unless included in (ii) above, as soon as publicly available and in any event within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Trust, the unaudited consolidated interim financial statements of the Trust;

(n) **Compliance Certificate**: the Borrower shall furnish to the Agent within one hundred and twenty (120) days after the end of each Fiscal Year of the Borrower and within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, a duly executed and completed Compliance Certificate executed by a senior financial officer of AltaGas on behalf of the General Partner together with such back up information as the Agent may reasonably require;

(o) **Trust Reports**: the Borrower shall furnish to the Agent all financial statements, proxy statements, notices and reports as the Trust shall send to its unitholders generally;

(p) **Additional Information**: the Borrower shall furnish to the Agent any additional information regarding the business affairs, operations, properties and assets and financial condition of the Borrower and its Restricted Subsidiaries as the Agent may reasonably request from time to time, provided, however that the Borrower is not restricted from furnishing such information to the Agent by contract or by law;

(q) **Ranking with Other Debt**: the Borrower shall ensure that at all times all payment obligations of each of the Borrower and the Subsidiary Guarantors under the Loan Documents to which it is a party rank and will in all events and circumstances rank at least pari passu in right of payment with its other most senior unsecured Indebtedness for borrowed money, other than payment obligations preferred by statute or by operation of law;

(r) **Further Assurances**: the Borrower shall, within thirty (30) days after notice thereof from the Agent, do all such further acts and things and execute and deliver all such further documents as shall be reasonably required by the Agent in order to ensure the terms and provisions of the Loan Documents are fully performed and carried out and to ensure that each material provision of each Loan Document to which the Borrower is a party is and continues to be a valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms (except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws from time to time in effect);

(s) **Notice of Litigation**: the Borrower shall provide prompt written notice to the Agent of any actions, suits or proceedings threatened or pending against the Borrower or any of its Restricted Subsidiaries of which it is aware that has or would reasonably be expected to have a Material Adverse Effect;

(t) **Notice of Rating Change**: the Borrower shall provide prompt written notice to the Agent of any advice from any Designated Rating Agency that it has changed the Debt Rating assigned by it;

(u) **Restricted Subsidiary Ownership**: the Borrower shall ensure at all times that each Restricted Subsidiary is at all times a direct Subsidiary of the Borrower or another Restricted Subsidiary; provided, however, for greater certainty, shares of Restricted Subsidiaries held by Persons other than Restricted Subsidiaries and other than Persons holding such shares in trust or as nominee for the Borrower or a Restricted Subsidiary, shall not be considered to be shares held directly by the Borrower or a Restricted Subsidiary;

(v) **Asset Ownership**: the Borrower shall ensure at all times that it and the Restricted Subsidiaries directly own assets (as the same would be shown on a balance sheet of the Borrower consolidated with the Restricted Subsidiaries in accordance with GAAP, but for greater certainty, excluding any Non-Recourse Assets and any investments in any Unrestricted Subsidiaries) with a book value of not less than 75% of the total assets of the Borrower (as the same would be shown on a consolidated balance sheet of the Borrower and its Subsidiaries in accordance with GAAP); and

(w) **Corporate Structure**: the Borrower shall provide the Agent with an updated organizational chart promptly after any additions or deletions are made to any of the Restricted Subsidiaries or the ownership structure thereof.

9.2 Negative Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Restriction on Amalgamation etc.**: the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (herein called a "**Successor**") whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (each a "**Transaction**") unless:

(i) in the case of the Borrower or a Subsidiary Guarantor, prior to or contemporaneously with the consummation of such Transaction:

(A) the Successor will be bound by or have assumed all the covenants and obligations of the Borrower or Subsidiary Guarantor, as applicable, under the Loan Documents to which it is a party;

(B) the Loan Documents to which the Borrower or Subsidiary Guarantor, as applicable, was a party immediately prior to entering into the Transaction will be valid and binding obligations of the Successor (whether by assumption or otherwise) enforceable against such Successor and entitling the Lenders, as against such Successor, to exercise all their rights under, as applicable, such Loan Documents (except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally and by moratorium laws from time to time in effect);

and provided that the Successor shall also execute and/or deliver to the Lenders such documents (including legal opinions of counsel to such Successor), if any, as may, in the reasonable opinion of the Lenders, be necessary to effect or establish (A) and (B) above;

(ii) the Successor is:

(A) a corporation with limited liability governed (as to corporate matters) by the federal laws of Canada or the laws in force in a province of Canada other than Quebec (in the case of the Borrower or a Restricted Subsidiary subsisting under the federal or provincial laws of Canada immediately prior to such Transaction) or the federal or state laws of the United States (in the case of a Restricted Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction); or

(B) a limited or general partnership formed under and governed (as to partnership matters) by, and each general partner of which is a corporation with limited liability governed (as to corporate matters) by, the federal laws of Canada or the laws in force in a province in Canada, other than Québec (in the case of the Borrower or a Restricted Subsidiary subsisting under the federal or provincial laws of Canada immediately prior to such Transaction) or the federal or state laws of the United States (in the case of a Restricted Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction); or

(C) a trust formed under and governed (as to trust matters) by, and the trustee of which is a corporation with limited liability governed (as to corporate matters) by, the federal laws of Canada or the laws in force in a province in Canada other than Québec (in the case of the Borrower or a Restricted Subsidiary subsisting under the federal or provincial laws of Canada immediately prior to such Transaction) or the federal or state laws of the United States (in the case of a Restricted Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction);

(iii) such Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Lenders hereunder and under any other Loan Documents;

(iv) such Transaction shall not result in the undertaking, property and assets of the Successor being subject to any Security Interests other than Permitted Encumbrances;

(v) such Transaction shall not result in a Material Adverse Effect; and

(vi) no Event of Default or Default shall have occurred and be continuing immediately prior to such Transaction or will occur as a result of such Transaction;

provided that:

(A) upon completion of any Transaction whereby all or substantially all of the Borrower's undertaking, property and assets become the property of any other Person, the predecessor Borrower shall be released from all liabilities and obligations under any of the Loan Documents to which it is a party;

(B) upon completion of any Transaction whereby all or substantially all of a Guarantor Subsidiary's undertaking, property and assets become the property of any other Person, the predecessor Guarantor Subsidiary shall be released from all liabilities and obligations under any of the Loan Documents to which it is a party; and

(C) if the Successor is a successor to the Borrower and such Successor is not a limited partnership, such consequential amendments shall be made to this Agreement as may be reasonably required in order to reflect the change in entity and to provide the Borrower and the Lenders with rights and obligations which are equivalent in all material respects to their respective rights and obligations hereunder on the Closing Date;

(b) **Change of Business**: the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, change in any material respect the nature of the business or operations of the Borrower and its Restricted Subsidiaries taken as a whole from activities relating to the energy sector;

(c) **Negative Pledge**: except for Permitted Encumbrances, the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Security Interest upon or with respect to any of its undertaking, business, revenues or income, properties, rights or assets, whether now owned or hereafter acquired and including, without limitation, its Pipelines and Facilities unless it causes the Loan Indebtedness and all Swap Agreements to be secured equally and rateably with such Security Interest;

(d) **Restriction on Sale**: the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of any of its assets to any Person without the prior written consent of the Majority Lenders (such consent not to be unreasonably withheld) except for:

(i) sales or other dispositions by the Borrower or such Restricted Subsidiary in the ordinary course of business;

(ii) sales or other dispositions to the Borrower or a Restricted Subsidiary;

(iii) sales or other dispositions of Non-Recourse Assets; and

(iv) other dispositions of assets having an aggregate fair market value which does not exceed ten (10%) percent of Consolidated Total Assets in any Fiscal Year;

(e) **No Postponement or Subordination of Inter Corporate Indebtedness**: the Borrower shall not and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any arrangement whereby any Indebtedness for borrowed money owed to it or them by the Borrower or any Subsidiary Guarantor is postponed or subordinated to and in favour of any other Indebtedness for borrowed money (other than the Loan Indebtedness or unless the Loan Indebtedness receives the benefit of the same or an equivalent postponement or subordination);

(f) **Restricted Subsidiary Debt Limitation**: the Borrower shall not permit any of its Restricted Subsidiaries (other than Subsidiary Guarantors) to create, incur, assume, permit to exist or otherwise become directly or indirectly liable for an amount of Indebtedness of the types referred to in paragraphs (a) through (h) inclusive of the definition of Consolidated Debt but excluding Indebtedness of the types referred to in paragraphs (i) through (n) inclusive of such definition which, in the aggregate, exceeds five (5%) percent of the Consolidated Total Assets of the Borrower and its Restricted Subsidiaries;

(g) **Limitation on Distributions:** the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, make any Distribution to the Trust or any Subsidiary of the Trust (other than to the Borrower or any Restricted Subsidiary) at any time that:

(i) a Default or Event of Default exists or would be reasonably expected to exist upon or as a result of making such Distribution;

(ii) such Distribution would cause the aggregate Distributions made during the 12 month period ending on the date of such Distribution to exceed the cumulative Distributable Cash for such period; and

(h) **Limitation on Swaps:** the Borrower shall not, and shall not permit any Restricted Subsidiary to, enter into any Swaps for speculative purposes.

9.3 Financial Covenants

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Consolidated Debt to Capitalization Ratio Covenant**: the Borrower shall not permit the Consolidated Debt to Capitalization Ratio to exceed sixty (60%) percent at the end of each Fiscal Quarter;

(b) **Consolidated Debt to EBITDA Ratio Covenant**: the Borrower shall not permit the Consolidated Debt to EBITDA Ratio to exceed 3.50 to 1.00 at the end of each Fiscal Quarter; and

(c) **Consolidated EBITDA to Interest Expense Ratio Covenant**: the Borrower shall not permit the Consolidated EBITDA to Interest Expense Ratio to be less than 2.50 to 1.00 at the end of each Fiscal Quarter;

provided that:

(i) for the purposes of calculating the above financial ratios, and in determining the Margin, the calculations of Consolidated EBITDA and Consolidated Interest Expense to be used for any Look-Back Period in which a Material Acquisition or Material Disposition has been completed shall be adjusted so as to approximate the effect which that Material Acquisition or Material Disposition would have on Consolidated EBITDA and Consolidated Interest Expense for the Look-Back Period if that Material Acquisition or Material Disposition had been completed on the first day of that Look-Back period. Such approximation and adjustment shall be made by determining the total amount of Consolidated EBITDA and Consolidated Interest Expense attributable to the assets acquired or disposed of in that Material Acquisition or Material Disposition for each complete calendar month in that Look-Back Period following the month in which that Material Acquisition or Material Disposition was completed, multiplying those amounts by a fraction having twelve (12) as its numerator and having the number of complete calendar months in that Look-Back Period following the month in which that Material Acquisition or Material Disposition was completed as its denominator, and making the appropriate adjustments; and

(ii) for the purposes of calculating the above financial ratios, and in determining the Margin, the calculations of Consolidated EBITDA and Consolidated Interest Expense to be used for any Look-Back Period which includes the first full Fiscal Quarter of commercial operations of a Material Expansion (the "**First Operational Quarter**") shall, with the consent of the Majority Lenders(such consent not to be unreasonably withheld), be adjusted so as to approximate the effect which the Material Expansion which resulted in such First Operational Quarter would have had on Consolidated EBITDA and Consolidated Interest Expense for that Look-Back Period if that Material Expansion had commenced commercial operations on the first day of that Look-Back Period. Such adjustment and approximation shall be made by determining the total amount of Consolidated EBITDA and Consolidated Interest Expense attributable to the assets comprising the Material Expansion during the Look-Back Period and multiplying those amounts by:

(A) 4.00, as at the end of and for the first Fiscal Quarter of commercial operations of such a Material Expansion;

(B) 2.00, as at the end of and for the first two Fiscal Quarters of commercial operations of such a Material Expansion; and

(C) 1.333, as at the end of and for the first three Fiscal Quarters of commercial operations of such a Material Expansion;

and making the appropriate adjustments.

If, after the Closing Date, the Borrower enters into any credit agreement, or amends any existing credit agreement (in either case, the **"Other Credit Agreement"**) with banks or other financial institutions (the **"Other Lenders"**) which provides the Borrower with a credit facility for indebtedness for borrowed money having a borrowing availability or availabilities that are substantially similar to those that may be obtained under this Agreement and ranks pari passu with the obligations of the Borrower hereunder (excluding, for certainty, private placements and public offerings of debt securities), where such Other Credit Agreement contains any financial covenants that are more favourable to the Other Lenders than the covenants set forth in this Section 9.3 are to the Agent and the Lenders, then the Borrower shall promptly notify the Agent of such Other Credit Agreement and promptly thereafter shall enter into an amendment to this Agreement which incorporates such covenants into this Agreement (unless agreed otherwise by the Lenders).

9.4 Delivery and Release of Subsidiary Guarantees

(a) The Borrower shall promptly deliver to the Agent such Subsidiary Guarantees (including all such related certificates, resolutions and opinions as the Agent may reasonably request) from such Restricted Subsidiaries as may be necessary to ensure that the Borrower is at all times in compliance with subsection 9.2(f).

(b) Provided that no Default or Event of Default has occurred and is continuing and that the release of a Subsidiary Guarantee from any Subsidiary Guarantor will not result in a Default or Event of Default immediately after such release, the Agent shall release such Subsidiary Guarantee promptly after receipt of a written request from the Borrower requesting such release.

(c) If BNS, in its capacity as Agent, or any successor thereto, in its capacity as Agent (the "**Departing Agent**") ceases to be the Agent, the Departing Agent shall transfer and assign all of its interest in any Subsidiary Guarantee provided hereunder to the replacement agent or, if the Total Commitment has been cancelled, to the Swap Lenders.

ARTICLE X
EVENTS OF DEFAULT

10.1 Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an Event of Default under this Agreement (other than the occurrence of an event or circumstance applicable to a Restricted Subsidiary that the Borrower could designate as no longer being a Restricted Subsidiary in compliance with the definition of Restricted Subsidiary, provided that, if so requested by the Agent on behalf of the Lenders, the Borrower designates such Restricted Subsidiary to be no longer a Restricted Subsidiary within three (3) Business Days of such request):

(a) **Non-Payment**: non-payment of principal, interest, fees or any other amounts outstanding under this Agreement for a period of one (1) Business Day (in the case of principal) and five (5) Business Days (in all other cases) after written notice to the Borrower from the Agent that any such amount is overdue;

(b) **Voluntary Insolvency**: if the Borrower or any of its Restricted Subsidiaries shall:

(i) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets;

(ii) make a general assignment for the benefit of creditors;

(iii) commit an act of bankruptcy under the *Bankruptcy and Insolvency Act* (Canada);

(iv) commence any cause, proceeding or other action under any existing or future law relating to bankruptcy, insolvency or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors, or seeking to take advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy or insolvency proceeding; or

(v) take corporate action for the purpose of effecting any of the foregoing;

(c) **Involuntary Insolvency**: if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction, against the Borrower or any of its Restricted Subsidiaries under any existing or future law relating to bankruptcy, insolvency or relief of debtors seeking in respect of the Borrower or such Restricted Subsidiary, an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of the Borrower or any such Restricted Subsidiary or of all or any substantial part of its assets, or any other like relief in respect of the Borrower or any such Restricted Subsidiary under any bankruptcy or insolvency law, and:

(i) such cause, proceeding or other action results in an entry of an order for relief or any such adjudication or appointment for any period of thirty (30) consecutive days; or

(ii) if such cause, proceeding or other action is being contested by the Borrower or any such Restricted Subsidiary in good faith, the same shall continue undismissed, and unstayed and in effect, for any period of thirty (30) consecutive days;

(d) **Invalid Loan Documents**: if, for a period of fifteen (15) days after notice from the Agent, any material provision of the Loan Documents shall for any reason continue to be invalid or no longer in effect and not otherwise cured to the satisfaction of the Agent, acting reasonably;

(e) **Representations and Warranties**: if any representation or warranty made or deemed to be made in the Loan Documents by the Borrower shall be false or inaccurate in any materially adverse respect when made or deemed to be made thereunder and (if capable of being corrected) continues to be false or inaccurate for a period of thirty (30) days after the Agent gives written notice to the Borrower of such false or inaccurate representation or warranty;

(f) **Judgments**: if a final judgment subject to no further right of appeal is obtained against the Borrower or any of its Restricted Subsidiaries for an amount in excess of Cdn $25,000,000 which remains unsatisfied and undischarged for a period of thirty (30) days during which execution thereof shall not be effectively stayed;

(g) **Writs**: if a writ, attachment, execution or similar process in relation to a judgment in excess of Cdn $25,000,000 is levied against property of the Borrower or any of its Restricted Subsidiaries and such writ, attachment, execution or similar process is not released, satisfied, discharged, vacated or stayed within thirty (30) days after its entry, commencement or levy;

(h) **Change of Control:** if a Change of Control occurs without the consent of the Majority Lenders acting reasonably;

(i) **Cross Default**: if the Borrower or any of its Restricted Subsidiaries defaults (which default has not been cured or waived) (A) under any obligation to repay borrowed money in excess of $25,000,000 when due after all applicable grace or curative periods have expired (other than amounts borrowed pursuant to the provisions of this Agreement); or (B) in the performance or observance of any covenant or condition in respect of borrowed money in excess of $25,000,000 (other than amounts borrowed pursuant to the provisions of this Agreement) if, as a result thereof, the requirement to repay such borrowed money has been accelerated; or

(j) **Breach of Covenants**: if the Borrower fails to observe or perform any covenant or provision of any Loan Document (other than those heretofore dealt with in this Section 10.1) for a period of thirty (30) days after written notice of same has been given to the Borrower from the Agent.

10.2 Acceleration and Demand

Upon the occurrence of any Event of Default which has not been cured or waived, the Agent may on behalf of the Lenders and shall if so required by the Majority Lenders by written notice to the Borrower (an "**Acceleration Notice**"):

(a) declare the undrawn portion of the Total Commitment and each Lender's Commitment and the right of the Borrower to apply for further Borrowings to be terminated; and

(b) declare all Borrowings (whether matured or unmatured) of the Borrower outstanding to the Lenders hereunder (including the face amount of all outstanding Bankers' Acceptances and the undrawn amounts of all Documentary Credits) and the accrued and unpaid interest thereon and all other Loan Indebtedness (whether matured or unmatured) of the Borrower to the Lenders (such Borrowings, interest and other Loan Indebtedness being collectively referred to as the "**Accelerated Indebtedness**") to be immediately due and payable (or to be due and payable at such later time as may be stated in such notice) without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrower;

but upon the occurrence of an Event of Default specified in subsections 10.1(b) or 10.1(c), the undrawn portion of the Total Commitment and each Lender's Commitment shall automatically terminate and all Accelerated Indebtedness shall automatically become due and payable, in each case without any requirement that notice be given to the Borrower. Immediately upon the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c) or at the time stated in an Acceleration Notice, all Accelerated Indebtedness shall become due and payable notwithstanding anything contained herein or in the other Loan Documents to the contrary and the Borrower shall pay to the Agent on behalf of each Lender all amounts owing or payable in respect of the Accelerated Indebtedness, failing which all rights and remedies of the Lenders and the Agent under the Loan Documents shall thereupon become enforceable and shall be enforced by the Agent in accordance with the determinations of the Majority Lenders.

10.3 Waiver of Default

Any single or partial exercise by any Lender, the Agent or by the Agent on behalf of any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in the Loan Documents shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Agent or such Lender may be lawfully entitled for the same default or breach, and any waiver by any Lender, the Agent or by the Agent on behalf of any Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Loan Documents, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default. To the extent permitted by applicable law, the Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which may limit or modify any of the Agent's or Lenders' rights or remedies under the Loan Documents.

10.4 Application of Monies Following Demand and Acceleration

Except as otherwise agreed to by all the Lenders in their sole discretion, any monies received by the Agent at any time after delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c) which the Agent is obliged to apply in or towards satisfaction of amounts due from the Borrower hereunder or under the other Loan Documents shall be applied by the Agent to payment of fees and expenses payable to the Agent and to payment of amounts payable to the Lenders, rateably among the Lenders, without preference or priority of any kind, in accordance with the respective amounts owed to the Lenders in respect of each category of amounts set forth in subsections 10.4(b), 10.4(c), 10.4(d) and 10.4(e) as follows:

(a) firstly, in or towards payment of any fees, expenses or other amounts then due and payable to the Agent hereunder or under any of the other Loan Documents;

(b) secondly, rateably among the Lenders in or towards payment of amounts due and payable to the Lenders as and by way of recoverable expenses hereunder or under any of the other Loan Documents;

(c) thirdly, rateably among the Lenders in or towards payment of amounts due and payable to the Lenders by way of interest pursuant to Sections 6.1, 6.2 or 6.3, BA Acceptance Fees pursuant to Section 6.4, Documentary Credit fees pursuant to Section 6.5, interest on overdue amounts pursuant to Section 6.6 and standby fees pursuant to Section 6.7;

(d) fourthly, rateably among the Lenders in or towards payment of any amount (other than Borrowings) not hereinbefore referred to in this Section 10.4 which are then due and payable by the Borrower hereunder or under any of the other Loan Documents;

(e) fifthly, rateably among the Lenders in or towards repayment to the Lenders of the Borrowings then outstanding; and

(f) sixthly, the surplus (if any) of such monies shall be paid to the Borrower or as otherwise may be required by law.

10.5 Remedies Cumulative

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Agent and the Lenders under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. The Agent may on behalf of the

Lenders and shall if so required by the Majority Lenders, to the extent permitted by applicable law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(a) the specific performance of any covenant or agreement contained in the Loan Documents;

(b) enjoining a violation of any of the terms of the Loan Documents;

(c) aiding in the exercise of any power granted by the Loan Documents or by law; or

(d) obtaining and recovering judgment for any and all amounts due in respect of the Borrowings or amounts otherwise due hereunder or under the Loan Documents.

10.6 Set Off

In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, the Agent and the Lenders are authorized at any time after the occurrence of an Event of Default which has not theretofore been waived by the Lenders and from time to time thereafter without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set off and to appropriate and to apply any and all deposits (general and special) and any other Indebtedness at any time held by or owing by the Agent or such Lender to or for the credit of or the account of the Borrower against and on account of the Loan Indebtedness, including without limitation, all claims of any nature or description arising out of this Agreement or the Loan Documents, irrespective of whether or not the Agent or such Lender has made any demand under this Agreement. This set-off may occur notwithstanding that such deposits or other Indebtedness are expressed in different currencies and the Agent or such Lender is hereby authorized to effect any necessary conversion at the Noon Rate.

10.7 Cash Collateral Accounts

Upon the occurrence of an Event of Default and in addition to any other rights or remedies of the Lenders hereunder, the Agent, for the benefit of the Lenders, shall thereafter be entitled to deposit and retain in an account to be maintained by the Agent, and which for the purposes hereof shall be considered to be for the Agent's account and not for the Borrower's account (bearing interest for the Borrower's account at the rates of the Agent as may be applicable in respect of other deposits of similar amounts for similar terms), amounts which are received by the Agent from the Borrower to the extent that and for so long as such amounts may be required to satisfy any obligations or liabilities of the Borrower to the Agent and the Lenders under the Loan Documents in respect of Bankers' Acceptances which have not yet matured; provided that the amounts on deposit shall not be considered to be subject to a Security Interest in favour of the Agent or the Lenders but shall be considered to be a prepayment by the Borrower in respect of such obligations (without any deduction of fees or discount in respect thereof) and held by the Agent for set off on behalf of the Lenders against such obligations on the maturity of such Bankers' Acceptances.

10.8 Lenders May Perform Covenants

If the Borrower shall fail to perform any covenant on its part herein contained, the Agent may on behalf of the Lenders and with the approval of the Majority Lenders, upon fifteen (15) Business Days prior notice to the Borrower, perform any of the said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds on behalf of the Lenders and shall be entitled to reimbursement of any such expenditure from the Lenders based upon the proportion that each Lender's Commitment bears to the aggregate of Total Commitment. All amounts so paid by the Agent hereunder shall be repaid by the Borrower on demand therefor, and shall bear interest at the rate set forth in Section 6.6 from the date paid by the Agent hereunder to and including the date such amounts are repaid in full by the Borrower.

ARTICLE XI
EXPENSES AND INDEMNITIES

11.1 Reimbursement of Expenses and Indemnity

All statements, reports, certificates, opinions and other documents or information required to be furnished to the Agent or the Lenders by the Borrower under this Agreement shall be supplied by the Borrower without cost to the Agent or the Lenders. In addition, the Borrower hereby agrees to pay promptly to the Agent on demand all reasonable legal fees and all other reasonable out of pocket expenses which are incurred from time to time by the Agent in respect of the documentation, preparation, negotiation, execution, and administration of the Loan Documents (including stamp taxes or other Taxes payable in connection with the execution, delivery or enforcement of the Loan Documents) and all expenses which are incurred from time to time by the Agent or the Lenders in respect of the enforcement of this Agreement and any other Loan Documents; provided that such expenses do not relate to an assignment by a Lender pursuant to Section 13.1.

11.2 Increased Cost

If, subsequent to the date of this Agreement, the introduction of, any change in or the implementation of any applicable law, regulation, treaty or official directive or regulatory requirement of general application now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by any Lender with any request from any central bank or other fiscal, monetary or other authority (whether or not having the force of law):

(a) subjects a Lender to any Tax, or changes the basis of taxation of payments due to such Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by the Borrower to such Lender under this Agreement;

(b) imposes, modifies or deems applicable any reserve, special deposit, capital adequacy, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans or commitments to fund loans or obligations in respect of bankers' acceptances accepted by a Lender; or

(c) imposes on a Lender any other condition with respect to this Agreement;

and the result of (a), (b) or (c) is, in the sole determination of such Lender acting reasonably and in good faith, to increase the cost to such Lender or to reduce the income receivable by such Lender in respect of a Borrowing or standby fees payable pursuant to Section 6.7, such Lender shall promptly notify the Agent. The Agent shall promptly notify the Borrower and the Borrower shall pay to the Agent for the benefit of such Lender from time to time that amount which compensates such Lender for such additional cost or reduction in income (**"Additional Compensation"**) on the next date on which standby fees are payable under Section 6.7 in the case of standby fees, on the next date of issuance of any Bankers' Acceptances in the case of Bankers' Acceptances and on the next Interest Payment Date in any other case (and each such successive date of issuance or Interest Payment Date, if applicable). Unless such Additional Compensation arises from events which are retroactive in effect, the Borrower shall not be obligated to pay any portion of such Additional Compensation accruing under this Section 11.2 for any period prior to the date which is ninety (90) days prior to the date on which the Agent, on behalf of the Lender, gives notice to the Borrower that such Additional Compensation is so accruing. A certificate by a duly authorized officer of such Lender prepared in good faith and setting forth the amount of the Additional Compensation and the basis for it must be submitted by the Agent to the Borrower and is *prima facie* evidence of the amount of the Additional Compensation. Such Lender shall, for the purposes of the calculation of Additional Compensation and to the extent contractually permitted, treat the Borrower in a manner consistent with other borrowers of the Lender having credit facilities with such Lender comparable to the credit facilities provided hereunder. If the Agent notifies the Borrower that Additional Compensation is owed, the Borrower shall pay such Additional Compensation to the Agent for the account of such Lender and the Borrower shall have the right, upon written irrevocable prior notice of at least three (3) Business Days to the Agent at the Agent's Branch of Account, to make payment in full to the Agent for the account of such Lender in respect of the applicable Borrowing on the date specified in such notice together with accrued interest in respect of such Borrowing or to convert such Borrowing into another basis of Borrowing available under this Agreement.

11.3 Illegality

If the introduction of or any change in applicable law, regulation, treaty or official directive, or regulatory requirement (whether or not having the force of law) or in the interpretation or application thereof by any court or by any governmental authority charged with the administration thereof, makes it unlawful, or prohibited for a Lender (acting reasonably and in good faith) to make, to fund or to maintain the Borrowings or a portion of the Borrowings or to perform its obligations under this Agreement, the Lender may, by written notice to the Borrower through the Agent, terminate its obligations under this Agreement to make such Borrowings or perform such obligations and the Borrower shall prepay such Borrowings forthwith (or at the end of such period as the Lender in its discretion agrees acting in good faith) together with all accrued but unpaid interest and fees as may be applicable to the date of payment or convert by notice to the Agent such Borrowings forthwith into another basis of Borrowing available under this Agreement.

11.4 General and Environmental Indemnity

The Borrower shall forthwith on demand fully indemnify, defend and save the Agent and the Lenders and their respective directors, officers, employees and agents, and any of them, (in this Section 11.4 any one or more of all of such Persons is referred to as the "**Indemnified Party**") harmless from and against any and all liabilities, losses, claims, damages and expenses (including, without limitation, all reasonable lawyers fees on a solicitor and his own client basis and accountant fees and expenses, court costs and all other out of pocket expenses) sustained, paid, incurred or suffered by the Indemnified Party arising in any manner whatsoever out of or as a result of any default by the Borrower under any of the provisions of the Loan Documents, any Environmental Laws or any environmental claims, liabilities or obligations of any and every nature whatsoever relating to or affecting the Borrower or its properties and assets, including, without limitation, its oil and gas properties and related production facilities, or the property of others where the Borrower would be reasonably likely to have any liability in respect thereof (all or any item or part of the foregoing liabilities, losses, claims, damages and expenses are referred to in this Section 11.4 as "**Loss**"). Notwithstanding the generality of the foregoing, the Borrower shall not be obligated to indemnify the Indemnified Party to the extent any Loss has been incurred by reason of the negligence or wilful misconduct of the Agent or the Lenders or of their respective directors, officers, employees and agents. The Borrower acknowledges that the Agent and each of the Lenders is entering into the provisions of this Section 11.4 on its behalf and as agent and trustee for its directors, officers, employees and agents. If any claim (in this Section 11.4 referred to as a "**Claim**") shall be asserted by any Person against the Indemnified Party which may give rise to a Loss, the Indemnified Party shall promptly notify the Borrower of all particulars of such Claim upon learning of same. The failure to give any notice, however, shall not affect the Borrower's liability to indemnify the Indemnified Party except to the extent such failure adversely affects the Borrower's ability to defend, object to, oppose or contest that Claim.

The Borrower shall at all times have the right, if no Event of Default has occurred and is continuing, but shall not be required, at its sole expense to resist, defend and compromise any Claim in the name of the Indemnified Party, by legal counsel reasonably acceptable to the Indemnified Party who will cooperate in such defence on a reasonable basis; provided that the Indemnified Party shall have the right to participate in the defence or compromise of any Claim by other legal counsel of its choosing if the Indemnified Party, acting reasonably, determines it should so participate; provided that the fees and disbursements of such other counsel shall by paid by the Borrower The Indemnified Party shall not effect any settlement or compromise of any Claim without the written consent of the Borrower, which consent shall not be unreasonably withheld. Notwithstanding anything herein to the contrary, the Borrower on its own behalf must defend diligently and reasonably throughout the period while such Claim exists. If the Borrower exercises its rights under this Section 11.4, it shall not compromise or otherwise settle a Claim without the consent of the Indemnified Party suffering such Claim, which consent shall not be unreasonably withheld. The inability of the Borrower to pay such Claim in full shall constitute a sufficient reason to withhold such consent. The Borrower shall not, in connection with any Loss in the same jurisdiction, be liable for the fees and expenses of more than one separate legal firm for the Indemnified Parties unless such representation by the same legal counsel would be inappropriate due to actual or potential differing interests or the employment thereof has been specifically authorized by the Borrower in writing and such firm or firms shall be designated in writing by the Agent on behalf of each Indemnified Party. This indemnity shall survive the termination of this Agreement.

ARTICLE XII
THE AGENT AND THE LENDERS

12.1 Authorization of Agent

Each Lender irrevocably appoints and authorizes the Agent to exercise such powers, perform such duties, take such actions, make such decisions and determinations and give such consents under the Loan Documents as are required to be exercised, performed, taken, made, given or otherwise carried out by the Agent hereunder or under any other agreement between the Lenders, together with all powers reasonably incidental thereto. As to any matters not expressly required by this Agreement or by any other agreement between the Lenders to be carried out by the Agent, the Agent is not required to exercise any discretion or take or to refrain from taking any action except upon the written instructions of the Majority Lenders. Notwithstanding anything to the contrary in this Agreement, the Agent shall not be required to exercise any discretion or to take or to refrain from taking any action in any manner which is contrary to the Loan Documents, to any other agreement between the Lenders or to applicable law.

12.2 Responsibility of Agent

The Agent, in its capacity as Agent hereunder, makes no representation or warranty and accepts no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or priority of any of the Loan Documents nor with respect to the due execution, legality, validity, sufficiency, enforceability, accuracy or authenticity of any documents, papers, materials or other information furnished by the Borrower (or any other Person, including the Agent) in connection with the Loan Documents, whether provided before or after the date of this Agreement. The Agent shall incur no liability to the Lenders under or in respect of the Loan Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Agent assumes no responsibility for the payment of any of the Borrowings or other amounts outstanding hereunder by the Borrower.

12.3 Acknowledgment of Lenders

Each Lender acknowledges to the Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and its Subsidiaries and accordingly each Lender confirms to the Agent that it has not relied, and will not hereafter rely on the Agent:

(a) **Information**: to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower and its Subsidiaries or in connection with the Loan Documents (whether or not such information has been or is hereafter circulated to such Lender by the Agent);

(b) **Performance**: to inquire as to the performance by the Borrower of its obligations under the Loan Documents; or

(c) **Credit Review**: to assess or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower and its Subsidiaries.

12.4 Rights and Obligations of Each Lender

The rights and obligations of each Lender under this Agreement are several and no Lender shall be obligated to make Borrowings available to the Borrower in excess of such Lender's Commitment. The failure of a Lender to perform its obligations under this Agreement shall neither:

(a) **No Liability to Other Lenders**: result in any other Lender incurring any liability whatsoever; nor

(b) **No Relief from Obligations**: relieve the Borrower or any other Lender from their respective obligations to each other under any Loan Document.

Nothing contained herein or in any other Loan Document nor any action taken pursuant hereto or thereto shall be deemed to constitute the Lenders a partnership, joint venture or any other similar entity.

12.5 Determinations by Lenders

(a) **Lenders' Determinations**: Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Loan Documents may be made or any action, consent or other determination in connection with the Loan Documents may be taken or given, with the consent or agreement of the Majority Lenders or "the Lenders" and not "all the Lenders", then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders shall be binding on all of the Lenders and all of the Lenders shall cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(b) **Deemed Non-Consent**: If the Agent delivers a written notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Loan Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its written consent or objection to such matter within fifteen (15) Business Days of the delivery of such written notice by the Agent to such Lender, such Lender shall be deemed not to have consented thereto upon the expiry of such fifteen (15) Business Day period.

12.6 Notices between the Lenders, the Agent and the Borrower

All notices by the Lenders to the Agent shall be through the Agent's Branch of Account and all notices by the Agent to a Lender shall be through such Lender's Branch of Account. All notices or communications between the Borrower and the Lenders which are required or contemplated pursuant to the Loan Documents shall be given or made through the Agent at the Agent's Branch of Account.

12.7 Agent's Duty to Deliver Documents Obtained from the Borrower

The Agent shall within five (5) Business Days deliver to each Lender, at its Branch of Account, such documents, papers, materials and other information as are furnished by the Borrower to the Agent on behalf of such Lender pursuant to this Agreement, and the Borrower shall provide the Agent with sufficient copies of all such information for such purpose. The Agent shall make requests of the Borrower pursuant to subsection 9.1(p) from time to time on behalf of a Lender for such information as such Lender may from time to time reasonably request.

12.8 Arrangements for Borrowings

The Agent shall promptly give written notice to each Lender at its Branch of Account upon receipt by the Agent of any notice given pursuant to Section 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.10, 3.11, 3.13, 5.1, 5.3 or 5.4; provided that the Agent shall not be required to provide any such notice to each Lender if the Borrower is obligated to provide any such notice (or a copy thereof) directly to such Lender. The Agent shall advise each Lender of the amount, date and details of each Borrowing and of such Lender's participation in each Borrowing. At or before 11:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date:

(a) **Loan Participation**: each Lender will make available to the Borrower its share of Borrowings by way of Prime Loans, USBR Loans and Libor Loans at the Agent's Accounts for Payments by forwarding to the Agent the amount of Prime Loans, USBR Loans and Libor Loans required to be made available by such Lender;

(b) **Bankers' Acceptance Participation**: each Lender will make available to the Borrower its share of Borrowings by way of the acceptance of Bankers' Acceptances at the Agent's Accounts for Payments by forwarding the Discount Proceeds or the discounted proceeds of sale received by it, as applicable, (less the amount of applicable fees payable by the Borrower to such Lender pursuant to Section 6.4) to the Agent at the Agent's Accounts for Payments;

(c) **Documentary Credits**: the Agent will, on behalf of each Applicable Lender, make available the Documentary Credit required to be issued at the request of the Borrower by forwarding the confirmations and documentation required under Section 3.7; and

(d) **Availability at Borrower's Accounts**: unless otherwise expressly provided in this Agreement, the Agent will make available to the Borrower the Borrowings received by it at the Borrower's Accounts.

12.9 Arrangements for Repayment of Borrowings

(a) **Prior to Acceleration**: Prior to the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), upon receipt by the Agent of payments from the Borrower on account of principal, interest, fees or any other payment made to the Agent on behalf of the Lenders, the Agent shall pay over to each Lender at its Branch of Account the amount to which it is entitled under this Agreement and shall use its best efforts to make such payment to such Lender on the same Business Day on which such payment is received by the Agent; provided that if such payments by the Borrower are received by the Agent after 1:00 p.m. (Toronto time), the Agent shall make such payment to such Lender on the immediately following Business Day. If the Agent does not remit any such payment to a Lender on the same Business Day as such payment is received by the Agent, the Agent shall pay interest thereon to such Lender until the date of payment at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice in respect of deposits of amounts comparable to the amount of such payment which are received by the Agent at a time similar to the time at which such payment is received by the Agent.

(b) **Subsequent to Demand and Acceleration**: Following the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), the Lenders shall share any payments subsequently received in accordance with Section 10.4 of this Agreement.

12.10 Repayment by the Lenders to Agent

(a) **Where Borrower Fails to Pay**: Unless the Agent has been notified in writing by the Borrower at least one (1) Business Day prior to the date on which any payment to be made by the Borrower hereunder is due that the Borrower does not intend to remit such payment, the Agent may, in its discretion, assume that the Borrower has remitted such payment when so due and the Agent may, in its discretion and in reliance upon such assumption, make available to each Lender on such payment date an amount equal to the amount of such payment which is due to such Lender pursuant to this Agreement. If the Borrower does not in fact remit such payment to the Agent, the Agent shall promptly notify each Lender and each such Lender shall forthwith on demand repay to the Agent the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practices for similar advances to financial institutions of like standing to such Lender.

(b) **Where a Lender Fails to Pay**: Unless the Agent has been notified in writing by a Lender at least one (1) Business Day prior to the applicable Drawdown Date, Conversion Date or Rollover Date that such Lender does not intend to make available the amount required to be made available by such Lender pursuant to this Agreement on such Drawdown Date, Conversion Date or Rollover Date, the Agent may, in its discretion, assume that such Lender has remitted funds to the Agent in an amount equal to the amount required to be made available by such Lender pursuant to this Agreement and the Agent may, in its discretion and in reliance upon such assumption, make available to the Borrower on such Drawdown Date, Conversion Date or Rollover Date an amount equal to the amount required to be made available by such Lender pursuant to this Agreement. If a Lender does not in fact remit such funds to the Agent, the Agent shall promptly notify such Lender and such Lender shall forthwith remit such funds to the Agent, failing which the Borrower shall forthwith on demand repay to the Agent (without prejudice to the Borrower's rights against such Lender) the amount made available by the Agent on behalf of such Lender, in each case together with interest thereon until the date of repayment thereof at the lesser of a rate determined in accordance with the Loan Documents and a rate determined by the Agent (such rate to be conclusive and binding on such Lender or the Borrower, as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

12.11 Adjustments Among Lenders

(a) **Adjustments to Outstanding Borrowings**: Each Lender agrees that, after the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), it will at any time and from time to time upon the request of the Agent as required by any Lender purchase portions of the Borrowings made available by the other Lenders which remain outstanding and make any other adjustments which may be necessary or appropriate, in order that the amount of Borrowings made available by each Lender which remain outstanding, as adjusted pursuant to this Section 12.11, will be in the same proportion as the Lender's Proportion of such Lender.

(b) **Application of Payments**: The Lenders agree that, after the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), the amount of any repayment made by the Borrower under this Agreement, and the amount of any proceeds from the exercise of any rights or remedies of the Lenders under the Loan Documents, which are to be applied against amounts owing hereunder, will be so applied in a manner so that to the extent possible the amount of Borrowings made available by each Lender which remain outstanding after giving effect to such application will be in the same proportion as the Lender's Proportion of such Lender.

(c) **Receipt of Payments other than Borrowings**: Notwithstanding anything contained in this Section 12.11, there shall not be taken into account for the purposes of computing any amount payable to any Lender pursuant to this Section 12.11, any amount which a Lender receives as a result of any payment (whether voluntary, involuntary, through the exercise of any right of set off, or otherwise) on account of any monies owing by the Borrower to such Lender other than on account of the Loan Indebtedness; provided that, if at any time a Lender receives any payment (whether voluntary, involuntary, through the exercise of any right of set off, or otherwise) on account of monies owing or payable to it by the Borrower in respect of the Loan Indebtedness, such Lender shall purchase portions of the Borrowings made available by the other Lenders which remain outstanding to the extent required pursuant to subsection 12.11(a).

(d) **Further Assurances**: The Borrower agrees to be bound by and, at the request of the Agent, to do all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 12.11 but shall incur no increased liabilities, in aggregate, by reason thereof.

12.12 Lenders' Consents to Waivers, Amendments, etc.

(a) **Unanimous Consent**: Notwithstanding anything herein to the contrary and without in any way limiting any provision in this Agreement requiring the consent, approval or action of all Lenders, the following matters shall require written approval, consent or agreement, as the context requires of all Lenders:

(i) a change in the types of Borrowings, the Margin, or the amount of any payments payable by the Borrower to the Lenders under this Agreement and including any waiver of the time of payment of any amounts payable to the Lenders under this Agreement or any change in the notice periods provided for hereunder;

(ii) an increase in the Commitment of any Lender or a decrease in the Commitment of any Lender other than as provided for herein;

(iii) an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement other than as expressly contemplated or provided for hereunder;

(iv) a change in the definition of "Majority Lenders" or "Maturity Date";

(v) a waiver of or change to any matter which, pursuant to the Loan Documents, specifically requires the consent or agreement of all of the Lenders;

(vi) a change to the provisions of this subsection 12.12(a);

(vii) a waiver of or change to an Event of Default under subsection 10.1(a); or

(viii) a waiver of or change to the conditions precedent contained in Section 8.1.

(b) **Majority Consent**: Subject to subsection 12.12(a) and except as otherwise provided in the Loan Documents by reference to "all Lenders" or "all of the Lenders", any waiver of or any amendment to any provision of the Loan

Documents and any action, consent or other determination in connection with the Loan Documents shall bind all of the Lenders if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(c) **Agent's Consent**: Any waiver of or any amendment to any provision of the Loan Documents which relates to the rights or obligations of the Agent shall require the agreement of the Agent thereto.

12.13 Reimbursement of Agent's Expenses

Each Lender agrees that it will indemnify the Agent for its Lender's Proportion of any and all out of pocket costs, expenses and disbursements (including, without limitation, those costs and expenses referred to in Section 11.1) which may be incurred or made by the Agent in good faith in connection with the Loan Documents, and agrees that it will, on written demand, reimburse the Agent for any such costs, expenses or disbursements for which the Agent is not promptly reimbursed at any time by the Borrower. The Agent may refrain from exercising any further right, power or discretion or taking any action to protect or enforce the rights of any Lender under the Loan Documents until it has been so reimbursed.

12.14 Reliance by Agent on Notices, etc.

The Agent shall be entitled:

(a) **Reliance on Written Documents**: to rely upon any writing, letter, notice, certificate, telex, facsimile copy, cable, statement, order or other document believed by the Agent to be genuine and correct and to have been signed, sent or made by the proper person or persons;

(b) **Reliance on Legal Advice**: with respect to legal matters, to act upon advice of legal advisors selected by the Agent concerning all matters pertaining to the Loan Documents and the Agent's duties thereunder; and

(c) **Reliance of Accounting Advice**: with respect to accounting matters, to act upon the advice of independent public accountants selected by the Agent;

and the Agent, in its capacity as Agent hereunder, shall assume no responsibility and shall incur no liability to the Borrower or any Lender by reason of relying on any such document or acting on any such advice.

12.15 Relations with Borrower

Except for the transactions provided for in this Agreement, each Lender may deal with the Borrower in all transactions and generally do any banking business with or provide any financial services to the Borrower without having any liability to account to the other Lenders therefor. With respect to its Lender's Commitment and Lender's Proportion, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent.

12.16 Successor Agent

(a) The Agent shall resign if at any time:

(i) the Commitment of the Agent in its capacity as a Lender is less than the lesser of:

(A) Cdn $18,750,000; and

(B) 20% of the Total Commitment;

(ii) at least one other Lender has a Commitment which is equal to or greater than the Commitment of the Agent in its capacity as a Lender, and such Lender (the "**Replacement Agent**") is willing to act as Agent; and

(iii) the Borrower demands by written notice to the Agent that the Agent resign;

in which circumstances the Replacement Agent shall be appointed as Agent hereunder.

(b) Subject to the appointment and acceptance of a successor agent as provided in this Section 12.16, the Agent may resign at any time by giving written notice thereof (the "**Resignation Notice**") to each of the Lenders and the Borrower, and the Agent may be removed at any time for cause by the Lenders other than the Agent in its capacity as a Lender (the "**Remaining Lenders**") provided that the Remaining Lenders holding commitments of eighty percent (80%) or more of the aggregate Commitments of all the Remaining Lenders consent to such removal. Upon any such resignation or removal, the Remaining Lenders shall have the right to appoint a successor agent with the written approval of the Borrower (such approval not to be unreasonably withheld). Any successor agent appointed under this Section 12.16 shall be a Lender which has offices in Calgary, Alberta and Toronto, Ontario. If no successor agent shall have been appointed by the Remaining Lenders and shall have accepted such appointment within thirty (30) days of receipt of the Resignation Notice or the Remaining Lenders removal of the retiring agent, then the retiring agent may, on behalf of the Lenders and with the written approval of the Borrower (such approval not to be unreasonably withheld) appoint a successor agent. Upon the acceptance of any appointment as Agent by a successor agent such successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring agent as Agent, and the retiring agent shall be discharged from its duties and obligations under this Agreement as Agent. After any retiring agent's resignation hereunder as the Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the retiring agent while it was acting as the Agent.

12.17 Amendment of this Article 12

Save and except for the provisions of Section 12.16, the provisions of this Article 12 may be amended or added to, from time to time, without the agreement of the Borrower provided such amendment or addition does not adversely affect the rights of the Borrower hereunder or increase, in aggregate, the liabilities or obligations of the Borrower hereunder. A copy of the instrument evidencing such amendment or addition shall be forwarded by the Agent to the Borrower as soon as practicable following the execution thereof.

12.18 Dealing with Agent

In the absence of notice or any actual knowledge of a lack of authority of the Agent to act for and on behalf of the Lenders in respect of any matter hereunder or under the Loan Documents, the Borrower shall be entitled to conclusively assume that any certificate, directive or other writing of the Agent for and on behalf of the Lenders in connection with such matter has been duly authorized by the Lenders in accordance with this Agreement.

12.19 Indemnity of Agent

Each Lender hereby agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), as to its Lender's Proportion from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, out of pocket costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or the other Loan Documents or any action taken or omitted by the Agent under or in respect of this Agreement or the other Loan Documents provided that the Lenders shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Lender's Proportion of any out of pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement and the other Loan Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower.

ARTICLE XIII
SUCCESSORS AND ASSIGNS

13.1 Successors and Assigns

(a) Except as otherwise permitted by subsection 9.2(a) or this subsection 13.1(a), the Borrower shall not assign its rights or obligations hereunder without the prior written consent of all of the Lenders; provided that the Borrower may assign all of its rights and obligations hereunder to the Commercial Trust so long as:

(i) prior written notice of such assignment is given to the Agent not less than thirty (30) days prior to the proposed date of such assignment;

(ii) the Commercial Trust has in all material respects, directly or indirectly, the same assets as the Borrower and the same or less liabilities as the Borrower (excluding Subordinated Debt);

(iii) the requirements of subsections 9.2(a)(i) through to (vi) inclusive are met (other than the requirement that the Commercial Trust be a Successor pursuant to a Transaction); and

(iv) such consequential amendments are made to this Agreement as may be reasonably required in order to reflect the change in entity and to provide the Borrower and the Lenders with rights and obligations which are equivalent in all material respects to their respective rights and obligations hereunder on the Closing Date.

Upon completion of such assignment referred to above, the predecessor Borrower shall be released from all liabilities and obligations under any of the Loan Documents to which it is a party.

(b) If an Event of Default has occurred and is continuing, a Lender may, at its sole cost and expense, with the prior consent of the Agent (such consent not to be unreasonably withheld) but without the Borrower's consent, assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents to a Person who is not a non-resident and is not deemed to be a non-resident of Canada as defined in the *Income Tax Act* (Canada) as amended from time to time (the "***Tax Act***"). If no Event of Default has occurred, a Lender may, at its sole cost and expense, with the prior consent of the Agent and the Borrower (such consents not to be unreasonably withheld), assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents to a financial institution which is not a non-resident and is not deemed to be a non-resident of Canada as defined in the *Tax Act*; provided any such assignment is for a minimum Commitment of Cdn $10,000,000, and, if assigned in part only, such assignor Lender would thereafter retain for its own account a Commitment of at least Cdn $10,000,000.

(c) Upon any assignment by a Lender to an assignee in accordance with the foregoing provisions of this Section 13.1 (a "**Permitted Assignee**"), the Permitted Assignee shall, to the fullest extent permitted by law, have the same rights and benefits hereunder and under the other Loan Documents and the same continuing obligations as it would have if it were such Lender hereunder; provided, however, that the Agent and the Borrower shall be entitled to continue to deal solely and directly with the assignor Lender in connection with the interests so assigned unless and until such Permitted Assignee becomes a Lender pursuant to a Lender Transfer Agreement executed by such Permitted Assignee, the relevant assignor Lender and the Agent and, prior to an Event of Default, acknowledged by the Borrower. Upon (i) such execution of such Lender Transfer Agreement, (ii) delivery of an executed copy thereof to the Borrower and the Agent, (iii) payment by such Permitted Assignee to such assignor Lender of an amount equal to the purchase price agreed between such assignor and such Permitted Assignee, and (iv) payment by the assignor Lender of Cdn $3,000 to the Agent, such assignor Lender shall be released from its obligations hereunder (except for obligations of confidentiality herein contained) to the extent of such assignment and such Permitted Assignee shall for all purposes be a Lender party to this Agreement as a Lender and shall have all the rights and obligations of a Lender under this Agreement to the same extent as if it were an original party hereto, and no further consent or action by the Borrower, the Lenders or the Agent shall be required. Such Lender Transfer Agreement shall be deemed to amend this Agreement to the extent, and only to the extent, necessary to reflect the addition of such Permitted Assignee Lender as a Lender and the resulting adjustment of the Commitments arising from the purchase by such Permitted Assignee of all or a portion of the Outstanding Principal and the Commitment of such assignor Lender. Any such assignment shall not increase, in aggregate, the liabilities of the Borrower hereunder.

13.2 Exchange and Confidentiality of Information

Each of the Lenders and the Agent acknowledges the confidential nature of the financial, environmental, operational and other information, reports and data provided and to be provided to them by the Borrower pursuant to this Agreement (the "**Information**") and agrees to hold the Information in the strictest confidence and shall not discuss or disclose or allow access to, or transfer or transmit the Information to any Person, provided however that:

(a) each of the Lenders and the Agent may disclose all or any part of the Information if, in its reasonable opinion, such disclosure is required by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement, or is required in connection with any actual or threatened judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement;

(b) each of the Lenders and the Agent may disclose Information to each other and to any Permitted Assignee and to their respective counsel, agents, employees and advisors provided any such Person is under the same duty of confidentiality to the Borrower with respect to such information;

(c) each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential Permitted Assignees for the purposes of assignment or participation pursuant to Section 13.1; provided that such potential Permitted Assignee shall have, for the benefit of the Borrower, previously provided to the Agent or such Lender, as the case may be, its written agreement to hold the Information under the same obligations of confidentiality as set forth in this Section 13.2 at all times prior to and after becoming a Permitted Assignee;

(d) each of the Lenders and the Agent may disclose all or any part of the Information so as to enable the Agent or the Lenders to initiate any lawsuit against Borrower or to defend any lawsuit commenced by the Borrower, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defence of such lawsuit; and

(e) each of the Lenders and the Agent may disclose Information to any Person with the prior written consent of the Borrower.

Notwithstanding the foregoing, "Information" shall not include any such information:

(f) which has been made readily available to the public by the Borrower;

(g) which the Agent or any Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent's or such Lender's possession and not then subject to any obligation on its part to the Borrower to maintain confidentiality; or

(h) which the Agent or any Lender received from a third party which was not, to the knowledge of the Agent or such Lender, subject to a duty of confidentiality to the Borrower at the time the information was so received.

The provisions of this Section 13.2 shall survive the termination of this Agreement.

13.3 Judgment Currency

If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement it becomes necessary to convert into the currency of such jurisdiction (herein called the "**Judgment Currency**") any amount due hereunder in any currency other than the Judgment Currency, then such conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For such purpose "rate of exchange" means the spot rate at which the Agent, on the relevant date at or about 12:00 o'clock noon (Toronto time), would be prepared to sell the amount of such currency in Toronto, Ontario against the Judgment Currency. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower shall, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount of the Judgment Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due from the Borrower under this Section 13.3 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

ARTICLE XIV
MISCELLANEOUS

14.1 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

14.2 Survival of Undertakings

All covenants, undertakings, agreements, representations and warranties made pursuant to this Agreement shall survive the execution and delivery of this Agreement and continue in full force and effect until the full payment and satisfaction of all obligations of the Borrower incurred pursuant to the Loan Documents and the termination of this Agreement.

14.3 Failure to Act

No failure, omission or delay on the part of any Lender in exercising any right, power or privilege hereunder shall impair such right, power or privilege or operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

14.4 Amendments

No amendment, waiver, discharge or termination of any provision of the Loan Documents shall in any event be effective unless it is in conformity with Section 1.9 or 12.12 and then such amendment, waiver, discharge or termination will be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

14.5 Notice

Except as otherwise expressly provided herein, all notices, advices, requests and demands hereunder shall be in writing (including facsimile transmissions) or, if telephonic, immediately confirmed in writing, and shall be given to or made upon the respective parties hereto at the address (which shall be an address in Canada) set forth opposite their names on the signature pages hereto or at such other address as any party shall designate for itself. All notices shall be effective upon actual receipt. In the event of any discrepancy between any telephonic notice, advice, request or demand and the written confirmation thereof, the telephonic version shall govern with respect to actions taken by the recipient thereof notwithstanding subsequent written notice to the contrary but the Person receiving such contrary subsequent written notice shall, as soon as practicable, use its reasonable best efforts to act in accordance with the written notice.

14.6 Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement and the other Loan Documents.

14.7 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

14.8 Whole Agreement

This Agreement together with the other Loan Documents constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of this Agreement and the other Loan Documents.

14.9 Term of Agreement

The term of this Agreement shall commence on the Closing Date and continue until the termination of the Commitment of each Lender and payment in full of all the obligations of the Borrower incurred pursuant to this Agreement.

14.10 Time of Essence

Time shall be of the essence of this Agreement.

14.11 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMMITMENTS AND ADDRESS FOR NOTICE

Borrower:

1700, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attn: Treasurer
Telecopier: (403) 508-7258

ALTAGAS GENERAL PARTNER INC.
as General Partner for and on behalf of
ALTAGAS HOLDING LIMITED
PARTNERSHIP NO. 1



Per:
Name:
Title:

Per: ______________________
Name:
Title:

SEC File # 82-34911

Lenders:

Corporate Energy Banking
700 – 2nd Street S.W., Suite 2000
Calgary, Alberta
T2P 2N7

Attn: Director
Telecopier: (403) 221-6497

THE BANK OF NOVA SCOTIA, as Lender



Per:
Name: Matt van Remmen
Title: Associate Director



Per:
Name: Jeff T. Cebryk
Title: Director

Commitment: **Cdn $75,000,000**

Loan Commitment: **Cdn $25,000,000**

Agent:

Corporate Energy Banking
700 – 2nd Street S.W., Suite 2000
Calgary, Alberta
T2P 2N7

Attn: Director
Telecopier: (403) 221-6497

THE BANK OF NOVA SCOTIA, as Agent



Per:
Name: Matt van Remmen
Title: Associate Director



Per:
Name: Jeff T. Cebryk
Title: Director

Schedule "A" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA, as Lender, and THE BANK OF NOVA SCOTIA as Agent

NOTICE OF BORROWING, REPAYMENT, PREPAYMENT OR CANCELLATION OF TOTAL COMMITMENT

Date: •

The Bank of Nova Scotia
240 - 8TH Avenue S.W.
Calgary, Alberta
T2P 2N7

Telecopier: (403) 221-6431

Attention: Corporate Credit Officer

Dear Sir:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA, as Lender, and THE BANK OF NOVA SCOTIA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of our request for a **[Drawdown, repayment, prepayment and/or cancellation of Total Commitment]** pursuant to Section **[3.4, 3.8, 5.1 or 5.3]** of the Credit Agreement as follows:

1. Amount of **[Drawdown, repayment, prepayment and/or cancellation] [Cdn / U.S.]** $__________.

2. Date of **[Drawdown, repayment, prepayment and/or cancellation of Total Commitment]** ______________________.

3. **[If applicable]**. Nature of **[Drawdown, repayment or prepayment]** is by way of a **[a Prime Loan, a USBR Loan, a Libor Loan or Bankers' Acceptances] [with an Interest Period of** ____________________**]**.

4. **[If applicable]** The amount of the Total Commitment to be cancelled is Cdn $_______. Accordingly, the amount of the Commitment for each Lender and the amount of the Total Commitment after giving effect to the cancellation requested shall be as follows:

[specify particulars]

5. **[If applicable - Bankers' Acceptances not purchased by Lenders only]**. We will forward a confirmation of Borrowing by way of Bankers' Acceptance in the form of

Schedule "B-1" to the Credit Agreement on the **[Drawdown Date]**. The term of each such Bankers' Acceptance shall be __________ days.

6. **[If applicable - Bankers' Acceptances only]**. We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

We hereby represent and warrant that as at the Drawdown Date there exists no Default or Event of Default.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ______________________________

Name: •

Title: •

Schedule "B-1" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA, as Lender, and THE BANK OF NOVA SCOTIA as Agent

NOTICE OF BORROWING BY WAY OF BANKERS' ACCEPTANCE (MARKETED)

Date: •

The Bank of Nova Scotia
240 - 8TH Avenue S.W.
Calgary, Alberta
T2P 2N7

Telecopier: (403) 221-6431

Attention: Corporate Credit Officer

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1. as Borrower, THE BANK OF NOVA SCOTIA, as Lender, and THE BANK OF NOVA SCOTIA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

[In accordance with Section 3.5 of the Credit Agreement, we confirm our instructions regarding the issuance of the following Bankers' Acceptances for value on _______________, 20____.]

Each should be dated so as to mature on ______________________, 20____, resulting in a term of _________ days.

Particulars in respect of such Bankers' Acceptances are as set out in Exhibit 1 attached hereto.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ________________________________
Name: •
Title: •

Exhibit 1 to Notice of Borrowing by way of Bankers' Acceptances

CONFIRMATION OF BANKERS' ACCEPTANCES FUNDING DETAILS Date: ____________

Further to the Notice of Borrowing dated ____________, we hereby confirm the following including details of Bankers' Acceptances for the period ____________ to ____________.

Name of Lender	[•]	[•]	[•]	[•]
Face Amounts	[•]	[•]	[•]	[•]
Discount Rate	[•]	[•]	[•]	[•]
Price	[•]	[•]	[•]	[•]
Discounted proceeds	[•]	[•]	[•]	[•]
BA Acceptance Fee	[•]	[•]	[•]	[•]
Net Proceeds	[•]	[•]	[•]	[•]
Broker Name/Location	[•]	[•]	[•]	[•]
Split	[•]	[•]	[•]	[•]
Term	[•]	[•]	[•]	[•]

Schedule "B-2" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA, as Lender, and THE BANK OF NOVA SCOTIA as Agent

CONFIRMATION OF BORROWING BY WAY OF BANKERS' ACCEPTANCE (PURCHASED)

Confirmation to Borrower

Date: ______________________

TO: AltaGas Holding Limited Partnership No. 1
1700, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attention: Treasurer

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA, as Lender, and THE BANK OF NOVA SCOTIA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.6 of the Credit Agreement, we confirm our instructions regarding the issuance of Bankers' Acceptances as follows:

1. The Discount Rate applicable to Bankers' Acceptances purchased by each Schedule I Lender is ______% and each Schedule II Lender or Schedule III Lender is __________%. This is the Discount Rate determined pursuant to the Credit Agreement.

2. Aggregate Bankers' Acceptances purchased by the Lenders were as follows:

   Face Amount: Cdn $__________________
   Term: _____ days from _______ to ___________
   Discount Rates: __________% and ____________%
   Price: Cdn $__________________
   Discount Proceeds: Cdn $__________________
   BA Acceptance Fees: Cdn $__________________
   Net: Cdn $__________________

3. For value on ____________, 20____, we will credit your account ___________________ maintained at ___________________ Branch with Cdn $___________________.

Yours very truly,

THE BANK OF NOVA SCOTIA, as Agent

Per: ________________________________
Title: •

COPY TO EACH LENDER

Schedule "C" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA, as Lender, and THE BANK OF NOVA SCOTIA as Agent

NOTICE OF CONVERSION

Date: •

The Bank of Nova Scotia
240 - 8TH Avenue S.W.
Calgary, Alberta
T2P 2N7

Telecopier: (403) 221-5431

Attention: Corporate Credit Officer

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1. as Borrower, THE BANK OF NOVA SCOTIA, as Lender, and THE BANK OF NOVA SCOTIA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Conversion of Borrowings pursuant to Section 3.10 of the Credit Agreement.

We have outstanding [Cdn / US] $_______________ by way of **[a Prime Loan/a USBR Loan/a Libor Loan/Bankers' Acceptances]**. Please convert [Cdn / US] $_______________________ outstanding by way of _______________

[a Prime Loan/a USBR Loan/a Libor Loan/Bankers' Acceptances] [with an Interest Period ending] into ____________________ **[a Prime Loan/a USBR Loan/a Libor Loan/Bankers' Acceptances] [with an Interest Period ending]** on the _____________ day of ____________________, 20______.

[If applicable] We will forward a confirmation of Borrowing by way of Bankers' Acceptances in the form of Schedule "B-1" to the Credit Agreement on the Conversion Date.

[If applicable] We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

We hereby represent and warrant that as at the Conversion Date there exists no Event of Default.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ______________________________

Name: •
Title: •

Schedule "D" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA, as Lender, and THE BANK OF NOVA SCOTIA as Agent

NOTICE OF ROLLOVER

Date: •

The Bank of Nova Scotia
240 - 8TH Avenue S.W.
Calgary, Alberta
T2P 2N7

Telecopier: (403) 221-6431

Attention: Corporate Credit Officer

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1. as Borrower, THE BANK OF NOVA SCOTIA, as Lender, and THE BANK OF NOVA SCOTIA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Rollover of Bankers' Acceptances/a Libor Loan pursuant to Section 3.11 of the Credit Agreement.

[If applicable] We have outstanding **[Cdn/US]** $_________________ by way of Bankers' Acceptances/a Libor Loan **[with an Interest Period ending __________________________]**. Please Rollover ____________________ **[Cdn/US]** dollars of such Bankers' Acceptances/Libor Loan **[with a new Interest Period of ___________________________]**.

[If applicable] We will forward Notice of Borrowing by way of Bankers' Acceptances in the form of Schedule "B-1" to the Credit Agreement on the Rollover Date.

[If applicable] We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ______________________________

Name: •
Title: •

Schedule "E" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA as Lender, and THE BANK OF NOVA SCOTIA as Agent

POWER OF ATTORNEY - BANKERS' ACCEPTANCES

1. This Power of Attorney is provided pursuant to the Credit Agreement made as November 30, 2004 among AltaGas Holding Limited Partnership No. 1 as Borrower, The Bank of Nova Scotia, as Lender, and The Bank of Nova Scotia, as Agent (as amended, modified, supplemented or restated from time to time, the "**Credit Agreement**"). Terms and expressions defined in the Credit Agreement which are used in this Power of Attorney and not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

2. The Borrower hereby appoints each Lender which is not a Non-Acceptance Lender (individually, the "**Lender**"), acting by any authorized signatory of the Lender, the attorney of the Borrower:

   (a) to sign, for and on behalf and in the name of the Borrower as drawer, and to endorse on its behalf, Bankers' Acceptances drawn on the Lender payable to the order of "CDS & Co."; and

   (b) to fill in the amount payable at maturity, date and maturity date of such Bankers' Acceptances;

   provided that such acts in each case are to be undertaken by the Lender strictly in accordance with instructions given to the Lender by the Agent as hereinafter provided in paragraph 3 of this Power of Attorney. The Borrower understands signatures of any authorized signatory of the Lender may be mechanically reproduced in facsimile on Bankers' Acceptances in accordance herewith and such facsimile signatures shall be binding and effective as if they had been manually executed by such authorized signatory of the Lender.

3. Instructions from the Borrower to the Lender relating to the amounts payable at maturity, date and maturity dates of Bankers' Acceptances to be purchased by the Lender shall be communicated by the Borrower in writing to the Lender by delivery to the Agent on behalf of the Lender of written notice (each being a "**Notice**") in accordance with provisions of the Credit Agreement. The communications in writing by the Borrower to the Agent on behalf of the Lender of the instructions set out in the Notice shall constitute (a) the authorization and instruction of the Borrower to the Lender to sign for and on behalf and in the name of the Borrower as drawer the requested Bankers' Acceptances and to complete and/or endorse Bankers' Acceptances in accordance with such information as set out therein, and (b) the request of the Borrower to the Lender to accept such Bankers' Acceptances and purchase the same in accordance with the Credit Agreement. The Borrower acknowledges that the Lender shall not be obligated to accept

or purchase any such Bankers' Acceptances except in accordance with the provisions of the Credit Agreement.

4. The Lender shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions from the Agent communicated to the Lender as provided herein if the Lender reasonably believes such instructions to be genuine. The Lender's actions in compliance with such instructions from the Agent shall be conclusively deemed to have been in accordance with the instructions of the Borrower.

5. The Borrower hereby agrees to indemnify the Lender and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this Power of Attorney or the acts contemplated hereby; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the negligence or wilful misconduct of the Lender or any of its directors, officers, employees, affiliates and agents.

6. No revocation of this Power of Attorney shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Bankers' Acceptances executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.

7. The Power of Attorney is in addition to and not in substitution of any agreement to which the Lender and the Borrower are parties, including the Credit Agreement.

8. The Power of Attorney shall be governed in all respects by the laws of Alberta and the laws of Canada applicable therein and the Borrower and the Lender each hereby irrevocably attorns to the non-exclusive jurisdiction of the courts and such jurisdiction in respect of all matters arising out of this Power of Attorney.

9. In the event of a conflict between the provisions of this Power of Attorney and the Credit Agreement, the Credit Agreement shall prevail.

Schedule "F" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA as Lender, and THE BANK OF NOVA SCOTIA, as Agent

COMPLIANCE CERTIFICATE

I, ______________________________, of the City of Calgary, in the Province of Alberta, hereby certify as at the date of this Certificate as follows:

1. I am the **[Chairman, President, Chief Executive Officer, Chief Operating Officer or Chief Financial Officer, Treasurer, Secretary or ________________________]** of AltaGas Ltd. as Administrator of AltaGas Holding Limited Partnership No. 1 (the "Borrower") and I am authorized to provide this certificate to you for and on behalf of the Borrower;

2. This Certificate applies to the Fiscal **[Quarter/Year]** ending ______________, 20____;

3. I am familiar with and have examined the provisions of the Credit Agreement made as of November 30, 2004 among the Borrower , The Bank of Nova Scotia as Lender, and The Bank of Nova Scotia, as Agent and I have made such investigations of corporate records and inquiries of other officers and senior personnel of the Borrower as I have deemed reasonably necessary for purposes of this Certificate;

4. No Default or Event of Default has occurred and is continuing of which we are aware;

5. The Consolidated Debt to Capitalization Ratio at the end of this Fiscal **[Quarter/Year]**, expressed as a percentage, is __________% where Consolidated Debt is $______________ and Consolidated Capitalization is $_________________;

6. The amount of Indebtedness of the Restricted Subsidiaries (other than Subsidiary Guarantors) of the type referred to in paragraphs (a) through (h) inclusive of the definition of Consolidated Debt but excluding Indebtedness of the type referred to in paragraphs (i) through (n) inclusive of such definition as at the end of this Fiscal **[Quarter/Year]** is ___________% of the amount of the Consolidated Total Assets of the Borrower and its Restricted Subsidiaries;

7. The Consolidated Debt to EBITDA Ratio as at the end of this Fiscal **[Quarter/Year]** is ______ to 1:00 where Consolidated EBITDA is $ ______;

8. The Consolidated EBITDA to Interest Expense Ratio as at the end of this Fiscal **[Quarter/Year]** is ______ to 1:00 where Consolidated Interest Expense is $______;

9. The amount of Working Capital **[Deficit/ Surplus]** as at the end of this Fiscal **[Quarter/Year]** is Cdn $____________________ calculated as follows:

Current Liabilities:	Cdn $________________
Current Assets:	Cdn $________________
Working Capital Deficit/ Surplus	Cdn $________________

10. Except where the context otherwise requires, all capitalized terms used herein have the same meaning as in the Credit Agreement; and

11. This Certificate is given by the undersigned officer in his/her capacity as an officer of AltaGas Ltd. without any personal liability on the part of such officer.

EXECUTED at the City of Calgary, in the Province of Alberta this _______ day of ____________________, 20________.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ____________________________

Name: •

Title: •

Schedule "G" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA as Lender, and THE BANK OF NOVA SCOTIA as Agent

LENDER TRANSFER AGREEMENT

To: The Bank of Nova Scotia, as Agent

And to: AltaGas Holding Limited Partnership No. 1 (the "Borrower")

Re: Credit Agreement made as of November 30, 2004 among the Borrower, the Agent and The Bank of Nova Scotia and each of the financial institutions which have entered into or shall enter into a Lender Transfer Agreement

Capitalized terms in this Lender Transfer Agreement shall have the meanings set out in the Credit Agreement.

1. **[name of new lender]** (the "Assignee") acknowledges that its proper officers have received and reviewed a copy of the Loan Documents and further acknowledges the provisions of the Loan Documents.

2. The Assignee agrees to become a Lender under the Credit Agreement; **[name of selling Lender]** (the "Assignor") has agreed to and does hereby sell, assign and transfer to the Assignee an undivided ________________% interest in the Total Commitment equal to Cdn $________________; and, accordingly, the Assignee has agreed to execute this Lender Transfer Agreement.

3. The Assignee, by its execution and delivery of this Lender Transfer Agreement, agrees that from and after the date hereof it shall be a Lender under the Credit Agreement and agrees to be bound by and to perform all of the terms, conditions and covenants of the Credit Agreement applicable to a Lender but its liability to make Borrowings shall be limited to its Commitment identified in paragraph 4 of this Lender Transfer Agreement.

4. The Assignee confirms that its Commitment under the Credit Agreement is Cdn $________________________. **[Insert if applicable] [The Assignor confirms that its remaining Commitment under the Credit Agreement is Cdn. $__________].**

5. The Assignee agrees to assume, without recourse to the Assignor, all present and future liabilities and obligations of the Assignor as Lender under the Credit Agreement to the extent of the Assignee's Commitment as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent.

6. The Assignee acknowledges and confirms that it has not relied upon and that neither the Assignor nor the Agent nor any of their respective directors, officers, employees or agents have not made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of any of the Loan Documents or any other documentation or information delivered by the Assignor or the Agent to the

SEC File # 82-34911

Assignee in connection therewith or for the performance thereof by any party thereto or of the financial condition of the Borrower. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

7. The Assignee represents and warrants that it is not a non-resident and is not deemed to be a non-resident of Canada as defined in the *Income Tax Act* (Canada) and that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and has not relied and will not hereafter rely on the Assignor or the Agent or any of their respective directors, officers, employees or agents to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower.

8. Each of the Assignor and the Assignee represents and warrants to the other, and to the Agent, the Lenders and the Borrower that it has the capacity and power to enter into this Lender Transfer Agreement in accordance with the terms hereof and to perform its obligations arising therefrom, and all actions required to authorize the execution and delivery hereof and the performance of such obligations have been duly taken.

9. This Lender Transfer Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada.

10. Notices shall be given to the Assignee in the manner provided for in the Credit Agreement as follows:

   [•]
   [•]
   Attention: [•]
   Telecopier: [•]

11. This Lender Transfer Agreement shall be binding upon the Assignee and its successors and permitted assigns.

DATED this ____________ day of ______________________, 20______.

____
[Name of Assignee]

By: ______________________________
Name: •
Title: •

The Assignor hereby acknowledges the above Lender Transfer Agreement and agrees that its Commitment is reduced by an amount equal to the Commitment assigned to the Assignee hereby.

____
[Name of Assignor]

By: ______________________________
Name: •
Title: •

The Borrower hereby acknowledges the above Lender Transfer Agreement and consents to the Assignee becoming a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 4 of the Lender Transfer Agreement.

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ______________________________
Name: •
Title: •

Schedule "H" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA as Lender, and THE BANK OF NOVA SCOTIA as Agent

OPINION OF COUNSEL TO THE BORROWER

November 30, 2004

The Bank of Nova Scotia
Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, Alberta T2P 2N7

The Bank of Nova Scotia, as Agent under the Credit Agreement
c/o The Bank of Nova Scotia
Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, Alberta T2P 2N7

Macleod Dixon LLP
Barristers & Solicitors
3700 Canterra Tower
400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Each of the other financial institutions which becomes a Lender under the Credit Agreement

Dear Sirs and Mesdames:

Re: AltaGas Holding Limited Partnership No. 1 - Cdn. $75,000,000 Credit Facility

1. **Introduction**

1.1 We have acted as counsel to AltaGas Holding Limited Partnership No. 1 (the "Borrower") in connection with the negotiation, execution and delivery of the credit agreement made as of November 30, 2004 among AltaGas Holding Limited Partnership No. 1, as Borrower, The Bank of Nova Scotia, as Lender and The Bank of Nova Scotia, as Agent, with respect to credit facilities in the aggregate principal amount of Cdn. $75,000,000 (the "Credit Agreement").

1.2 We have also acted as counsel to AltaGas Operating Partnership ("AOP") in connection with the negotiation, execution and delivery of the guarantee made as of November 30, 2004 by AOP in favour of the Guarantee Beneficiaries (as defined therein) (the "Guarantee") (the Borrower and AOP, collectively, the "Loan Parties" and individually a "Loan Party").

1.3 This opinion is furnished pursuant to Section 8.1(d)(x) of the Credit Agreement.

1.4 Capitalized terms used without definition herein shall have the meanings ascribed thereto in the Credit Agreement.

1.5 References herein to the authorization, execution, delivery and performance of a Loan Document (as defined below) by a Loan Party which is a general partnership or limited partnership shall (unless the context otherwise requires) be deemed to be references to the authorization, execution, delivery and performance thereof by the partners or general partner thereof, respectively, on behalf of such Loan Party; similarly, references herein to the enforceability, validity or binding effect of Loan Documents against a Loan Party shall be deemed to be references to the enforceability, validity or binding effect thereof against the partners or general partner thereof, respectively, on behalf of such Loan Party.

2. **Documents Reviewed**

2.1 For the purposes of giving this opinion, we have examined originally executed copies of the following:

(a) the Credit Agreement; and

(b) the Guarantee

(collectively, the "Loan Documents" and individually a "Loan Document").

2.2 We have also examined:

(a) a Trade Name/Partnership Search of the Borrower together with a Certified Copy of Register Partnership - Proof of Filing and a Certified Copy of Amend Partnership - Proof of Filing in respect of the Borrower;

(b) Certificate of Compliance dated November 30, 2004 issued by the Director of Corporations, Industry Canada appointed under the Canada Business Corporations Act (the "CBCA") in respect of AltaGas General Partner Inc. (the "General Partner");

(c) Certificate of Status dated November 30, 2004 issued by the Registrar of Corporations, Alberta, in respect of the General Partner;

(d) a Trade Name/Partnership Search of AOP together with a Certified Copy Register Partnership - Proof of Filing and a Certified Copy Amend Partnership - Proof of Filing in respect of AOP; and

(e) the Officer's Certificates (described below) and certain other corporate and partnership proceedings, records, certificates and documents,

copies of which have been delivered to you concurrently with this opinion.

2.3 In addition, we have considered such questions of law and made such investigations and inquiries, as we have considered necessary or advisable for the purposes of this opinion.

3. **Legal System**

3.1 The scope of our review is restricted to and this opinion is rendered solely with respect to the laws of the Province of Alberta and the federal laws of Canada having application therein as of the date hereof.

4. **Reliances**

4.1 We have relied, exclusively and without independent investigation, on those certificates referred to in paragraphs 2.2(a), (b), (c) and (d) for purposes of providing the opinions set forth in paragraphs 6.1, 6.2(a) and (b) and 6.9 of this opinion.

4.2 As to certain facts material to the opinions expressed herein, we have also relied, without independent investigation, on certificates of representatives of each of the Borrower and AOP (collectively, the "Officer's Certificates").

5. **Assumptions**

5.1 For the purposes of this opinion we have assumed:

(a) that all facts set forth in the Officer's Certificates are true and correct;

(b) the genuineness of all signatures on all documents reviewed by us in delivering this opinion; the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as photocopied, telecopied or certified copies;

(c) that all facts set forth in the official public records, indices and filing systems and all certificates and documents supplied by public officials or otherwise conveyed to us by public officials are complete, true and accurate; and

(d) the existence of each of the Lenders and the Agent, their power, capacity and authority to execute and deliver the Loan Documents to which they are a party, their due authorization, execution and delivery of such Loan Documents and the validity, binding effect and enforceability of such Loan Documents against each such party.

6. **Opinions**

Based on relying on the foregoing we are of the opinion that:

<u>**Credit Agreement**</u>

6.1 The Borrower has been duly formed as a limited partnership under the laws of the Province of Alberta.

6.2 The General Partner is:

(a) a corporation incorporated under the CBCA, is not discontinued and has not been dissolved under the CBCA; and

(b) a valid and subsisting extra provincial corporation under the laws of the Province of Alberta.

6.3 The Borrower has the partnership capacity, power and authority to execute, deliver and perform its obligations under the Credit Agreement.

6.4 The Borrower has duly authorized, by all necessary partnership action, the execution, delivery and performance of the Credit Agreement.

6.5 The Credit Agreement has been duly executed and delivered by the Borrower.

6.6 The Credit Agreement constitutes a legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms.

6.7 The execution, delivery and performance of the Credit Agreement by the Borrower does not and will not contravene, conflict with or constitute a breach of:

(a) any law, statute, rule or regulation applicable to it in the Province of Alberta; or

(b) any provision of its partnership agreement or other governing documents.

6.8 No authorization, consent, approval or exemption from or filing, registration, declaration or qualification with, or any giving of notice to, any governmental body or regulatory authority is required:

(a) for the execution, delivery and performance by the Borrower of the Credit Agreement; or

(b) to ensure the validity or enforceability against the Borrower of the Credit Agreement.

<u>Guarantee</u>

6.9 AOP has been duly formed as a general partnership under the laws of the Province of Alberta.

6.10 AOP has the partnership capacity, power and authority to perform its obligations under the Guarantee.

6.11 AOP has duly authorized, by all necessary partnership action, the execution, delivery and performance of the Guarantee.

6.12 The Guarantee has been duly executed and delivered by AOP.

6.13 The Guarantee constitutes a legal, valid and binding obligation of AOP, enforceable against AOP in accordance with its terms.

6.14 The execution, delivery and performance of the Guarantee by AOP does not and will not contravene, conflict with or constitute a breach of:

(a) any law, statute, rule or regulation applicable to it in the Province of Alberta; or

(b) any provision of its partnership agreement or other governing documents.

6.15 No authorization, consent, approval or exemption from or filing, registration, declaration or qualification with, or any giving of notice to, any governmental body or regulatory authority is required:

(a) for the execution, delivery and performance by AOP of the Guarantee; or

(b) to ensure the validity or enforceability against AOP of the Guarantee.

7. **Qualifications**

7.1 Our opinion set forth above as to the validity, legality, enforceability or binding effect of the Loan Documents is subject to the following qualifications and limitations:

(a) the effects of any applicable bankruptcy, winding-up, liquidation, insolvency, fraudulent preference, reorganization, moratorium or any other laws affecting the enforcement of creditors' rights and remedies generally;

(b) general principles of equity which may apply to any proceeding, whether in equity or at law, including, without limitation, the powers of the court to stay proceedings before it and to stay the execution of judgments and to relieve from the consequences of default;

(c) equitable remedies, such as specific performance and injunctive relief, may only be available in the discretion of the court and accordingly may not be available as a remedy in any particular circumstance;

(d) any provision of the Loan Documents purporting to allow severance of an invalid, illegal or unenforceable provision, or restricting its effect, would be enforced only in the discretion of the court and may not be legal, valid, binding or enforceable if such severance or restriction would not accord with public policy or would involve a court making a new contract for the parties;

(e) the Judgment Interest Act (Alberta) limits interest on a judgment debt;

(f) the Currency Act (Canada) precludes a court in Canada from giving judgment in any currency other than Canadian currency;

(g) the rights and privileges of the Crown and its agents;

(h) applicable laws and privileges of the Crown and its agents;

(i) applicable laws regarding limitations of actions; and

(j) the awarding of costs as between parties to legal proceedings being in the discretion of the court before which applications for such costs may be brought.

7.2 No opinion is expressed as to the enforceability of provisions of the Loan Documents which:

(a) restrict access to legal or equitable remedies or defences;

(b) purport to establish evidentiary standards;

(c) purport to waive or affect any rights to notices;

(d) provide for a covenant to take actions, the taking of which are discretionary with or subject to approval of a third party or which are otherwise subject to a contingency, or the fulfilment of which is not within the control of the parties so covenanting;

(e) purport to render a party liable for a higher rate of interest after default than before;

(f) provide for non-judicial foreclosure or self-help remedies; or

(g) relate to time periods for complying with demands or to determinations made by the Agent, the Lenders or other parties in the exercise of a discretion purported to be given by them if made in an unreasonable or arbitrary fashion.

8. **Reliance Limitation**

8.1 This opinion is given solely for the benefit of the addressees hereof and may not be used, relied upon or distributed to any other person or used in connection with any other transaction without our express written consent.

Yours truly,

Schedule "I" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA as Lender, and THE BANK OF NOVA SCOTIA as Agent

REQUEST FOR EXTENSION

Date: •

The Bank of Nova Scotia
240 - 8TH Avenue S.W.
Calgary, Alberta
T2P 2N7

Telecopier: (403) 221-6431

Attention: Director

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, as Borrower, THE BANK OF NOVA SCOTIA as Lender, and The BANK OF NOVA SCOTIA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.13 of the Credit Agreement, we hereby request that the Lenders (other than those which have previously refused to provide us with an Offer of Extension) provide us with an Offer of Extension to extend the Maturity Date applicable to such Lenders for a period of 364 days.

If you are in agreement with this extension, please execute the counterpart of this Request for Extension and return it to us.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ______________________________
Name: •
Title: •

563234.v6

Schedule "J" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA as Lender, and THE BANK OF NOVA SCOTIA as Agent

OFFER OF EXTENSION

Date: •

AltaGas Holding Limited Partnership No. 1
1700, 355 - 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Telecopier: (403) 691-7576

Attention: President

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO 1, as Borrower, THE BANK OF NOVA SCOTIA as Lender, and THE BANK OF NOVA SCOTIA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We acknowledge receipt of your Request for Extension dated _______________, 20______. In accordance with Section 3.13 of the Credit Agreement, and on behalf of the Requested Lenders (other than the Non-Extending Lenders) and the Purchasing Lenders (if any), we hereby offer to extend the Maturity Date applicable to such Lenders to the date 364 days from the Maturity Date applicable to the Requested Lenders.

Please indicate your acceptance of this offer by executing the counterpart of this Offer of Extension and returning it to us. This Offer of Extension is open for acceptance by you until the Business Day immediately preceding the current Maturity Date.

Yours truly,

THE BANK OF NOVA SCOTIA, as Agent

By: ______________________________
Name: •
Title: •

Agreed and Accepted on this _______ day of _____________________, 20_____ by:

ALTAGAS LTD. as Administrator of
ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ________________________________

Name: •
Title: •

Schedule "K" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA as Lender, and THE BANK OF NOVA SCOTIA as Agent

FORM OF ISSUE NOTICE
DOCUMENTARY CREDITS

Date: •

The Bank of Nova Scotia,
240 - 8TH Avenue S.W.
Calgary, Alberta
T2P 2N7

Attention: Corporate Credit Officer

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1., as Borrower, THE BANK OF NOVA SCOTIA as Lender, and THE BANK OF NOVA SCOTIA, as Agent (the "Credit Agreement"). Capitalized terms and herein have the same meaning as in the Credit Agreement.

The undersigned hereby gives you notice pursuant to subsection 3.7(b) of the Credit Agreement that the Borrower hereby requests an Issue under the Credit Agreement of a Documentary Credit, and, in that connection, sets forth below the information relating to such Issue as required by subsection 3.7(b) of the Credit Agreement:

(i) The Issue Date, being a Business Day, is ____________________.

(ii) The aggregate face amount of such Documentary Credit is $______________.

(iii) The expiration date of such Documentary Credit, being a Business Day, is ______________ **[and the provisions relating to extension, if any, are:__________]**.

(iv) The Applicable Lenders are ________________________.

(v) The name and address of the beneficiary is ____________________.

(vi) **[If applicable]** Such Documentary Credit is a Rollover of an existing Documentary Credit in the aggregate face amount of $______________ and with an expiration date of ____________________.

(vii) Special instructions, if any, ______________________________.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ______________________________

Name: •

Title: •

Schedule "L" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA as Lender, and THE BANK OF NOVA SCOTIA as Agent

FORM OF DOCUMENTARY CREDIT

THE BANK OF NOVA SCOTIA
INTERNATIONAL TRADE SERVICES
SUITE 315, 700 - 2ND STREET S.W.
CALGARY, ALBERTA T2P 2W1

DATE OF ISSUE: ________________

DATE OF EXPIRY: ________________
PLACE OF EXPIRY: ________________

BENEFICIARY:
NAME:
ADDRESS:

APPLICANT:
NAME:
ADDRESS:

AMOUNT: ________________________

IRREVOCABLE STANDBY LETTER OF CREDIT NO. ________________________
WE, THE ISSUING BANKS, HEREBY ISSUE IN YOUR FAVOUR THIS IRREVOCABLE STANDBY LETTER OF CREDIT WHICH IS AVAILABLE BY PAYMENT AGAINST YOUR WRITTEN DEMAND ADDRESSED TO THE BANK OF NOVA SCOTIA, INTERNATIONAL TRADE SERVICES, SUITE 315, 700 - 2ND STREET S.W., CALGARY, ALBERTA T2P 2W1, BEARING THE CLAUSE: "DRAWN UNDER STANDBY LETTER OF CREDIT NO. ___________ ISSUED BY THE BANK OF NOVA SCOTIA, INTERNATIONAL TRADE SERVICES, SUITE 315, 700 - 2ND STREET S.W., CALGARY, ALBERTA T2P 2W1 ON BEHALF OF THE ISSUING BANKS," WHEN ACCOMPANIED BY THE FOLLOWING DOCUMENTS:

1. BENEFICIARY'S SIGNED CERTIFICATE SPECIFYING AMOUNT(S) CLAIMED AND STATING THAT THE AMOUNT(S) DRAWN IS DUE AND PAYABLE BY APPLICANT AND THAT THE APPLICANT IS IN DEFAULT OF ITS OBLIGATIONS WITH RESPECT TO PAYMENTS RELATED TO ______________.

2. THE ORIGINAL OF THIS LETTER OF CREDIT FOR OUR ENDORSEMENT OF ANY PAYMENT.

PARTIAL DRAWINGS ARE PERMITTED.

SPECIAL CONDITION:

EACH ISSUING BANK HEREBY IRREVOCABLY UNDERTAKES, SEVERALLY ACCORDINGLY TO THE PERCENTAGE SET FORTH NEXT TO ITS SIGNATURE BELOW (SUCH ISSUING BANK'S "APPLICABLE PERCENTAGE") AND NOT JOINTLY WITH ANY OTHER ISSUING BANK, THAT DOCUMENTS PRESENTED IN STRICT

COMPLIANCE WITH THE TERMS OF THIS LETTER OF CREDIT WILL BE DULY HONOURED BY PAYING TO THE BANK OF NOVA SCOTIA AS AGENT (THE "AGENT") SUCH ISSUING BANK'S SHARE (ACCORDING TO ITS APPLICABLE PERCENTAGE) OF THE AMOUNT OF SUCH DRAWING. THE AGENT HEREBY IRREVOCABLY UNDERTAKES THAT ANY AMOUNT SO RECEIVED BY IT WILL BE MADE AVAILABLE TO YOU BY PROMPTLY CREDITING OR REMITTING THE PAYMENT SO RECEIVED, IN LIKE FUNDS, IN ACCORDANCE WITH YOUR INSTRUCTIONS.

THE OBLIGATION OF EACH ISSUING BANK UNDER THIS LETTER OF CREDIT IS SEVERAL AND NOT JOINT AND SHALL AT ALL TIMES BE AN AMOUNT EQUAL TO SUCH ISSUING BANK'S APPLICABLE PERCENTAGE OF THE AGGREGATE UNDRAWN AMOUNT OF THIS LETTER OF CREDIT (AND OF EACH DRAWING UNDER THIS LETTER OF CREDIT).

THIS LETTER OF CREDIT HAS BEEN EXECUTED AND DELIVERED BY THE AGENT IN THE NAME AND ON BEHALF OF, AND AS ATTORNEY IN FACT FOR, EACH ISSUING BANK. THE AGENT IS AUTHORIZED TO ACT UNDER THIS LETTER OF CREDIT AS THE AGENT OF EACH ISSUING BANK TO (1) RECEIVE DEMANDS FOR PAYMENT AND OTHER DOCUMENTS PRESENTED BY YOU UNDER THIS LETTER OF CREDIT, (2) DETERMINE WHETHER SUCH DEMANDS AND DOCUMENTS ARE IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS LETTER OF CREDIT AND (3) NOTIFY EACH ISSUING BANK THAT A VALID DRAWING HAS BEEN MADE AND THE DATE THAT THE RELATED DISBURSEMENT IS TO BE MADE. THE AGENT IRREVOCABLY UNDERTAKES THAT IT WILL PROMPTLY NOTIFY EACH ISSUING BANK OF ANY VALID DRAWING UNDER THIS LETTER OF CREDIT.

BY YOUR ACCEPTANCE HEREOF, YOU AGREE THAT THE AGENT SHALL HAVE NO OBLIGATION OR LIABILITY TO HONOUR ANY DRAWING UNDER THIS LETTER OF CREDIT WITH THE EXCEPTION OF THE AMOUNT COMMITTED TO BY IT IN ITS CAPACITY AS AN ISSUING BANK, AND THAT NEITHER ANY ISSUING BANK NOR THE AGENT SHALL BE RESPONSIBLE FOR THE FAILURE OF ANY OTHER ISSUING BANK TO MAKE A PAYMENT TO BE MADE BY SUCH OTHER ISSUING BANK HEREUNDER. THE OBLIGATION OF EACH ISSUING BANK UNDER THIS LETTER OF CREDIT IS THE INDIVIDUAL OBLIGATION OF SUCH ISSUING BANK AND IS IN NO WAY CONTINGENT UPON REIMBURSEMENT FOR ANY DRAWING HEREUNDER.

BUT FOR THE FACT THAT THIS LETTER OF CREDIT IS ISSUED BY A NUMBER OF ISSUING BANKS, IT IS OTHERWISE ISSUED SUBJECT TO THE UNIFORM CUSTOMS AND PRACTICE FOR DOCUMENTARY CREDITS (1993 REVISION), ICC PUBLICATION NO. 500 (OR ANY REPLACEMENT PUBLICATION), AS SUCH PUBLICATION MAY BE AMENDED FROM TIME TO TIME OR OTHERWISE IN ACCORDANCE WITH THE INTERNATIONAL STANDBY PRACTICES ISP98 (ICC PUBLICATION NO. 590) AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ALBERTA AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN (WITHOUT REGARD TO CONFLICTS OF LAWS PROVISIONS). EACH OF THE ISSUING BANKS HEREBY IRREVOCABLY ATTORNS TO THE NON-EXCLUSIVE

JURISDICTION OF THE ALBERTA COURTS AND WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK JURISDICTION OVER IT.

VERY TRULY YOURS,

THE BANK OF NOVA SCOTIA,
AS AGENT

By: ______________________________
NAME:
TITLE:

APPLICABLE PERCENTAGE	ISSUING BANKS
______________%	**[NAME OF BANK]** BY: THE BANK OF NOVA SCOTIA, ATTORNEY IN FACT By: ______________________________ TITLE:
______________%	**[NAME OF BANK]** BY: THE BANK OF NOVA SCOTIA, ATTORNEY IN FACT By: ______________________________ TITLE:
______________%	**[NAME OF BANK]** BY: THE BANK OF NOVA SCOTIA, ATTORNEY IN FACT By: ______________________________ TITLE:
______________%	**[NAME OF BANK]** BY: THE BANK OF NOVA SCOTIA, ATTORNEY IN FACT By: ______________________________ TITLE:

SEC File # 82-34911

Schedule "M" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA as Lender, and THE BANK OF NOVA SCOTIA as Agent

RESTRICTED SUBSIDIARIES

AltaGas Holding Limited Partnership No. 2
AltaGas Ltd.
AltaGas Holdings Inc.
AltaGas Power Holdings Partnership
AltaGas Operating Partnership
AltaGas Utility Holdings Inc.
AltaGas Utilities Inc.
AltaGas Pipeline Partnership
AltaGas Limited Partnership
Premstar Energy Canada Limited Partnership
ECNG Limited Partnership
Cedar Energy Partnership
AltaGas Utility Holdings (Nova Scotia) Inc.
AltaGas Energy Solutions Inc.
AltaGas Services (US) Inc.
AltaGas Facilities (US) Inc
AltaGas Marketing (US) Inc.

Schedule "N" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA as Lender, and THE BANK OF NOVA SCOTIA as Agent

FORM OF SUBSIDIARY GUARANTEE

THIS GUARANTEE is made as of •, by **[Subsidiary Guarantor]**, a **[corporation / partnership / trust]** duly **[incorporated/formed]** pursuant to the laws of • (the "**Guarantor**"), in favour of and for the benefit of the Guarantee Beneficiaries.

Recitals

1. The Guarantee Beneficiaries (or Affiliates thereof) have agreed to enter into the Credit Agreement on the condition that the Guarantor provide this Guarantee;

2. The Guarantor will derive significant benefit from the extension of credit by the Guarantee Beneficiaries to the Borrower and its Subsidiaries under Swap Agreements;

NOW, THEREFORE, the Guarantor agrees with the Guarantee Beneficiaries as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Guarantee, unless something in the subject matter or context is inconsistent therewith:

"**Borrower**" means AltaGas Holding Limited Partnership No. 1 and includes its successors and permitted assigns;

"**Credit Agreement**" means the credit agreement made as of November 30, 2004 among the Borrower, The Bank of Nova Scotia, as Agent, and the Lenders party thereto, as amended, supplemented or restated from time to time;

"**Event of Default**" means an "**Event of Default**" as defined in the Credit Agreement or a default by the Borrower or any Subsidiary under any Swap Agreement which entitles the applicable Guarantee Beneficiaries to demand payment thereunder;

"**Guarantee Beneficiaries**" means The Bank of Nova Scotia, for itself and as Agent and on behalf of the Lenders under the Credit Agreement (including the Swap Lenders);

"**Guaranteed Obligations**" means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower or any Subsidiary to the Guarantee Beneficiaries or any of them under, pursuant or relating to the Credit Agreement, any other Loan Document or any Swap Agreement, whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

1.2 Headings and Guarantee References

(a) The division of this Guarantee into Articles and Sections, and the insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this Guarantee.

(b) The terms "this Guarantee", "hereof", "hereunder" and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof, and include any amendments hereto. Unless otherwise stated, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

ARTICLE 2
NO COLLATERAL AGREEMENTS

2.1 Acknowledgement

The Guarantor confirms that its obligations under this Guarantee are not subject to any promise or condition affecting or limiting its liability, and no statement, representation, collateral agreement or promise on the part of the Guarantee Beneficiaries or any officer, employee or agent thereof forms any part of this Guarantee or has induced the making thereof or shall be deemed in any way to affect the Guarantor's liability hereunder, unless expressly set out herein. It is the parties' intent that all conditions and limitations relating to this Guarantee be expressly set out herein, failing which the Guarantor expressly waives reliance thereon as a defence to or limitation of its obligations hereunder.

ARTICLE 3
GUARANTEE

3.1 Guarantee

The Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guarantee Beneficiaries the due and punctual payment and discharge of all Guaranteed Obligations. The Guarantor covenants that the Guaranteed Obligations will be fully and punctually paid strictly in accordance with the terms of the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable). The Guarantor hereby indemnifies the Guarantee Beneficiaries on demand by the Agent or the applicable Guarantee Beneficiaries against any loss or liability suffered by them as a result of any Guaranteed Obligation being or becoming unenforceable, invalid or illegal.

3.2 Continuing Guarantee

This Guarantee shall be a continuing guarantee, shall cover and secure any ultimate balance owing to the Guarantee Beneficiaries on account of the Guaranteed Obligations, and shall be operative and binding notwithstanding that at any time or times the Guaranteed Obligations may equal zero or that any payments from time to time may be made to the Guarantee Beneficiaries or any settlements of account effected or any other thing whatsoever done, suffered or permitted, or any other action short of actual and final payment to the Guarantee Beneficiaries of all Guaranteed Obligations.

3.3 Other Guarantors

This Guarantee shall be operative and binding regardless of whether or not any proposed guarantor or any Persons other than the Guarantor have executed or shall execute this Guarantee or any other guarantee of the Guaranteed Obligations or is or are or shall become in any other way responsible to the Guarantee Beneficiaries for or in respect of the Guaranteed Obligations or any part thereof, and regardless of whether or not any other Persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof (whether under this Guarantee or otherwise) shall cease to be so liable.

3.4 Identity of Borrower and Subsidiaries

This Guarantee is to extend to the Borrower and each Subsidiary notwithstanding any change or changes in the name, business, powers, objects, membership, partners, shareholders or other equity owners, directorate, organization or management of the Borrower or such Subsidiary, and notwithstanding any reorganization of the Borrower or such Subsidiary or the merger or amalgamation of the Borrower or such Subsidiary with another or others (including with the Guarantor, in which case the obligations of the Guarantor hereunder shall be direct), or the sale or disposal of any of the Borrower's or such Subsidiary's business in whole or in part to another or others, or the receivership, dissolution, insolvency, winding-up, arrangement, reorganization, bankruptcy or liquidation of or in respect of the Borrower or such Subsidiary, and no such event shall lessen, release or discharge the obligations of the Guarantor under this Guarantee.

3.5 Acknowledgement of Continued Liability

The Guarantor shall from time to time forthwith on the reasonable request of the Guarantee Beneficiaries deliver to them suitable acknowledgements of its continued liability hereunder in such form as counsel for the Guarantee Beneficiaries may advise.

3.6 Guarantor to Pay; Interest; Currency

(a) If at any time an Event of Default shall have occurred and be continuing and, in the case of the Credit Agreement, if the Agent shall be entitled to issue an Acceleration Notice under the Credit Agreement, the Guarantor shall forthwith on demand by the Agent or the other applicable Guarantee Beneficiaries, pay to the Guarantee Beneficiaries the amount in default (including any accelerated obligations).

(b) If the Guarantee Beneficiaries make demand upon the Guarantor as provided in this Section, the Guarantor shall thereupon be liable to the Guarantee Beneficiaries for the amount demanded directly, as principal, and not just as surety, and will not plead or assert to the contrary in any proceeding taken by the Guarantee Beneficiaries in enforcing this Guarantee.

(c) The Guarantor shall pay interest on those of the Guaranteed Obligations that are payment obligations for which demand shall have been made, computed from and after the date of demand until payment in full, at the rate or rates provided in the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) in respect of the obligation so demanded, calculated and compounded in the same manner, but without duplication of interest which is payable by the Guarantor where such interest forms part of the Guaranteed Obligations.

(d) All Guaranteed Obligations that are payment obligations shall be paid by the Guarantor in whichever currency or currencies in which they are denominated.

3.7 Statement of Obligations

The statement in writing of the Guarantee Beneficiaries from time to time of the indebtedness, obligations or liability of the Borrower or any Subsidiary to them shall be binding upon the Guarantor and shall be *prima facie* evidence of the amount of the indebtedness, obligations or liability. All right to question in any way the present or future method of the Guarantee Beneficiaries of dealing with the Borrower or any Subsidiary, or with any Persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof, is hereby waived to the extent permitted by applicable law.

3.8 Not Bound to Exhaust Recourse

The Guarantee Beneficiaries shall not be bound to exhaust their recourse against the Borrower or any Subsidiary or to pursue any rights or remedies they may have against the Borrower or any Subsidiary, any other guarantor or any other Person, or to make any demand on or present any note to the Borrower or any Subsidiary or any Person other than the Guarantor, or file any proof of claim in any insolvency, administration, arrangement, winding-up, liquidation or bankruptcy before demanding or being entitled to demand payment from the Guarantor hereunder.

3.9 Authority

The Guarantee Beneficiaries shall not be concerned to see or enquire into the powers of the Borrower or any Subsidiary or the directors, officers or agents of the Borrower or any Subsidiary acting or purporting to act on its behalf, and all moneys, advances, renewals and credits in fact borrowed or obtained in the professed exercise of such powers shall be deemed to the extent permitted by applicable law to form part of the Guaranteed Obligations even if irregularly, fraudulently, defectively or informally effected or in excess of the powers of the Borrower or any Subsidiary or the directors, officers or agents thereof, and notwithstanding any incapacity or disability of any thereof, and further notwithstanding any actual or constructive notice of the powers of the Borrower or any Subsidiary or the directors, officers or agents thereof.

3.10 Reinstatement

Where any discharge (whether in respect of the obligations of the Borrower or any Subsidiary, any security for such obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be repaid on insolvency, bankruptcy, administration, arrangement, liquidation or otherwise, the liability of the Guarantor under this Guarantee shall continue as if there had been no such discharge or arrangement. The Guarantee Beneficiaries shall be entitled to concede or compromise any claim that any such payment, security or other disposition is liable to avoidance or repayment.

3.11 Postponement of Claims

During the continuance of an Event of Default applicable to the Borrower or a Subsidiary, all indebtedness and liabilities, present and future, of the Borrower or such Subsidiary, as applicable, to the Guarantor, together with any security therefor, is hereby postponed to all present and future indebtedness and liabilities of the Borrower or such Subsidiary, as applicable, to the Guarantee Beneficiaries and all monies received from the Borrower or such Subsidiary, as applicable, or for the account of the Borrower or such Subsidiary, as applicable, by the Guarantor shall be received and held by the Guarantor in trust for the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations, and forthwith upon receipt paid over to the Guarantee Beneficiaries and such other lenders (pro rata to each in proportion to the aggregate of such obligations owing to such lenders) until the Borrower's or such Subsidiary's, as applicable, indebtedness and liabilities to the Guarantee Beneficiaries is finally paid and satisfied in full, all without prejudice to and without in any way limiting or lessening the liability of the Guarantor to the Guarantee Beneficiaries under this Guarantee.

3.12 Subrogation; No Competition with Guarantee Beneficiaries

The Guarantor shall not exercise any rights which it may have acquired by way of subrogation, indemnity or contribution under this Guarantee (by virtue of any payment being made by it hereunder, any liability to make payment hereunder, or otherwise), or exercise any right of contribution against any other guarantor, or, during the continuance of an Event of Default applicable to the Borrower or a Subsidiary, claim or exercise any right of set-off against the Borrower or such Subsidiary, as applicable, or any other guarantor, unless and until all Guaranteed Obligations have been finally paid and performed in full. If any amount shall be paid (including through any exercise of set-off rights) to the Guarantor arising out of or based upon such right of subrogation, indemnity, contribution or, during the continuance of an Event of Default, set-off at a time when the Guaranteed Obligations have not been paid and performed in full, such amount (in the case of a set-off, an amount equal to such set-off in fact exercised by it) shall be deemed to have been paid to the Guarantor for the benefit of, and held by the Guarantor in trust for, the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations and shall forthwith be paid to the Guarantee Beneficiaries and such other lenders (pro rata to each in proportion to the aggregate of such obligations owing to such lenders).

3.13 Filing of Claims in Insolvency

Notwithstanding Section 3.12, during the continuance of a Default or Event of Default applicable to the Borrower or a Subsidiary, on request by the applicable Guarantee Beneficiaries, the Guarantor will file, enforce and collect all claims against the Borrower or such Subsidiary, as applicable, in any receivership, bankruptcy, arrangement or other proceedings in which the filing of claims is contemplated by law in respect of any indebtedness of the Borrower or such Subsidiary, as applicable, to the Guarantor, and will hold in trust and assign to the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations all of the Guarantor's rights thereunder. If the Guarantor fails to file, enforce or collect any such claim, any Guarantee Beneficiary, as attorney in fact of the Guarantor, is hereby authorized to do so in the name of the Guarantor or, in its discretion, to assign the claim to the Guarantee Beneficiaries or their nominee and cause a proof of claim to be filed in the Guarantee Beneficiaries' name or the name of their nominee for the benefit of the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations. In all such cases, whether in receivership, bankruptcy, arrangement proceedings or otherwise, the Person or Persons authorized to pay such claim shall be fully authorized and entitled to pay to the Guarantee Beneficiaries (or their nominee) and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations the full amount payable on the claim in the proceeding before making any payment to the Guarantor, and to the extent necessary to give effect hereto, the Guarantor hereby assigns to the Guarantee Beneficiaries for the benefit of the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations all of its rights to any payments or distributions to which the Guarantor otherwise would be entitled in such proceeding.

3.14 Preservation of Rights

Until all amounts which may be or become payable under or in connection with the Credit Agreement, any Loan Document or any Swap Agreement (as applicable) have been irrevocably paid and discharged in full (whether by the Borrower, any Subsidiary, the Guarantor or otherwise), after a claim has been made pursuant to this Guarantee which has not been paid in full, the Guarantee Beneficiaries may:

(a) refrain from applying or enforcing any other security, monies or rights held or received by the Guarantee Beneficiaries, as the case may be, in respect of (or capable of being applied in respect of) such amounts or apply and enforce the same in such manner and order as the Guarantee Beneficiaries see fit (whether against such amounts or otherwise); and

(b) hold in a suspense account (with the obligation to pay interest on the monies held therein at a reasonable rate available to it for deposits made by it in the same currency on like terms and in like amounts) any monies received from the Guarantor or on account of the Guarantor's liability under this Guarantee.

ARTICLE 4
OBLIGATIONS NOT RELEASED

4.1 Obligations Absolute

The obligations of the Guarantor hereunder shall be absolute and unconditional, and shall not be released, diminished, discharged or in any way lessened, abated, impaired or reduced by:

(a) the Guarantee Beneficiaries agreeing to any renewal, extension, increased commitment, change, variation, alteration, restatement, waiver, modification, release or discharge in or in respect of the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), or anything done, suffered or permitted by the Guarantee Beneficiaries in relation to the Guaranteed Obligations, the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), including any amendment or change in the manner, time, place or calculation of payment of the Guaranteed Obligations (including increases or decreases in principal, interest rates, fees or other obligations);

(b) time or any indulgence being given to the Borrower, any Subsidiary or any other Person by the Guarantee Beneficiaries;

(c) the merging of the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or the Guaranteed Obligations or other obligations of the Borrower or any Subsidiary in, or any alteration thereof by virtue of, any subsequent agreement or amending agreement;

(d) the Guarantee Beneficiaries agreeing to any compromise, settlement, proposal, arrangement or plan of reorganization affecting the Borrower, any Subsidiary or any other guarantor;

(e) the Guarantee Beneficiaries agreeing to the release of any other guarantor or any other Person liable directly or as surety or otherwise for the Guaranteed Obligations or any part thereof, or the addition of any guarantor, endorser or surety;

(f) the Guarantee Beneficiaries failing or omitting to, or refraining from, taking any action to enforce the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or any rights or remedies thereunder, or proving the claim or part of the claim of the Guarantee Beneficiaries in any liquidation, bankruptcy, winding up, compromise, arrangement or other proceeding relating to the Borrower, any Subsidiary or any other Person;

(g) the lack of validity, enforceability, provability or collectibility (in whole or in part) for any reason of, or any informality, defect or irregularity in or omission from, the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or any impossibility, impracticability, frustration, illegality, fraud, forgery, *force majeure*, act of government or change in applicable law, or the loans or advances constituting the Guaranteed Obligations having been made in excess of the power of the Guarantee Beneficiaries or any of them or in contravention of any of their governing statutes or constating documents;

(h) any common law or statute bar on enforcement of the whole or any part of the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable);

(i) any marshalling of assets and liabilities;

(j) any notice by the Guarantor purporting in any way to limit its liability hereunder in respect of any Guaranteed Obligations, whether arising prior or subsequent to such notice;

(k) any failure or lack of diligence on the part of the Guarantee Beneficiaries to examine, inspect, investigate, monitor or take any other steps in connection with the Borrower's or any Subsidiary's obligations under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), including in respect of environmental matters;

(l) any limitation on the amount guaranteed by any other guarantor of the Guaranteed Obligations; or

(m) any other event, circumstance, occurrence or contingency which might otherwise constitute a legal or equitable defence available to, or discharge of, the Guarantor, the Borrower, any Subsidiary or any other guarantor of or in respect of the Guaranteed Obligations;

in each case regardless of how substantial, fundamental or material such event or circumstance mentioned above may be, or however prejudicial it may be to the Guarantor, and without any requirement for notice to the Guarantor of any of such event or circumstance, subject to the requirements of applicable law.

4.2 Security from the Borrower or a Subsidiary

(a) Without limiting the generality of Section 4.1, the Guarantee Beneficiaries shall be at liberty (without in any way prejudicing or affecting their rights hereunder) from time to time to hold and receive such security for the Guaranteed Obligations or any part thereof as they may deem proper without any obligation of the Borrower or any Subsidiary to provide any security except as may be required under the Credit Agreement, and may give up, vary, exchange, release, surrender, discharge, waive, postpone, subordinate, abandon or otherwise deal with or fail to deal with such security or any part thereof or property covered thereby or allow the Borrower, any Subsidiary or others to deal with the property covered thereby, all as the Guarantee Beneficiaries may consider expedient or appropriate, subject to the requirements of applicable law.

(b) The Guarantee Beneficiaries may, without exonerating in whole or in part the Guarantor, abstain from taking, perfecting or registering, or from continuing any such perfection or registration of, or from taking advantage of, any security or the provisions of any applicable law relating thereto.

(c) The Guarantee Beneficiaries may realize or refrain from realizing upon any security when, and in such manner, as the Guarantee Beneficiaries deem expedient, and the Guarantor to the extent permitted by applicable law waives any right it may have to receive notice of any actions or proceedings taken in respect thereof.

(d) None of (i) the failure to take or any loss of or in respect of any security or the property covered thereby, whether occasioned by the fault, omission, carelessness, negligence or recklessness of the Guarantee Beneficiaries or otherwise (including improvident or improper handling, collection or realization thereof or thereunder), (ii) the failure by the Guarantee Beneficiaries, in whole or in part, to put or keep themselves in a position to deliver any security or any of it to the Guarantor on payment of the Guaranteed Obligations, or (iii) any release, modification or waiver of, or failure, omission, delay, neglect, refusal or lack of diligence to enforce, any right, benefit, privilege or interest under any contract or agreement under which the rights of the Borrower or any Subsidiary have been collaterally or absolutely assigned or in which a security interest has been granted, shall in any way limit, lessen or release or otherwise abate the liability of the Guarantor hereunder.

4.3 Dealing with the Borrower or a Subsidiary

It is the intent of the Guarantor and the Guarantee Beneficiaries that the Guarantee Beneficiaries may discontinue, reduce, increase or otherwise vary the credit of the Borrower or any Subsidiary and otherwise deal, in the broadest sense of that word, with the Borrower or any Subsidiary and others, including any other guarantor, as the Guarantee Beneficiaries may see fit, all without prejudice to or in any way limiting or lessening the Guarantor's liability hereunder and without necessity for obtaining the consent of or giving notice to the Guarantor.

4.4 Notices not Required

No Guarantee Beneficiary nor any other Person shall, subject to the requirements of applicable law, have any duty or obligation to notify, or timely notify, the Guarantor of (i) any default, event of default or similar event (however denominated) under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), or any renewal, extension, supplement, modification, rearrangement, amendment, restatement, replacement, cancellation, rescission, revocation or reinstatement (whether or not material) in respect thereof, (ii) any taking, release or exchange of any security, (iii) any action taken or not taken by any Guarantee Beneficiary or any other Person against the Borrower, any Subsidiary or any other Person, (iv) any new agreement between any Guarantee Beneficiary, the Borrower, any Subsidiary or any other Person, or (v) any other event or circumstance whatsoever.

ARTICLE 5
REPRESENTATIONS AND COVENANTS

5.1 Representations

The Guarantor represents and warrants to each of the Guarantee Beneficiaries that:

(a) It is a **[corporation / partnership / trust]** duly **[incorporated / formed]** and validly existing under the laws of the •. It is duly qualified to carry on business in each jurisdiction in which such qualification is required by law. It has the power and authority to own the assets it purports to own, to transact the business it transacts and proposes to transact and to comply with the provisions of this Guarantee and to duly perform and observe all of its obligations hereunder;

(b) The execution, delivery, and performance of this Guarantee by the Guarantor has been or will be, when executed and delivered, duly authorized by all necessary action, are within its power and capacity and will not violate any provision of applicable law, the constating documents of the Guarantor or any other governing document and will not result in the breach of, or constitute a default or require any consent under, any indenture or other agreement or instrument to which it is a party or by which it or its property may be bound or affected, and does not require any governmental approval;

(c) This Agreement constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by applicable law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and to the qualification that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought and general equitable principles; and

(d) It has determined that its liability and obligation under this Guarantee may reasonably be expected to substantially benefit the Guarantor directly. The Guarantor has had full and complete access to the underlying papers relating to the Guaranteed Obligations and all other papers executed by any other Person in connection with the Guaranteed Obligations. The Guarantor is fully informed of all circumstances which bear upon the risks of executing this Guarantee which a diligent inquiry would reveal. The Guarantor has adequate means to obtain from the Borrower or any Subsidiary, on a continuing basis, information concerning the Borrower's or such Subsidiary's financial condition, and is not depending on any Guarantee Beneficiary to provide such information, now or in the future. The Guarantor agrees that no Guarantee Beneficiary shall have any obligation to advise or notify the Guarantor or to provide the Guarantor with any data or information. The Guarantor acknowledges receipt of a copy of all Loan

Documents and Swap Agreements (if any) and understands the obligations of the Borrower or the applicable Subsidiary thereunder.

5.2 Covenants

The Guarantor covenants with the Guarantee Beneficiaries that it shall:

(a) comply with and be bound by each covenant in the Credit Agreement and the other Loan Documents and Swap Agreements that is applicable to the Guarantor; and

(b) not take any action or fail to take any action which would result in the Borrower or any Subsidiary being in breach of any term or provision of the Credit Agreement or any other Loan Document or Swap Agreement.

ARTICLE 6
WITHHOLDING TAX

6.1 Payment Net of Withholding Tax

The Guarantor shall make all payments required hereunder to any Guarantee Beneficiary which is not a non-resident and is not deemed to be an non-resident of Canada as defined in the *Income Tax Act* (Canada), whether by way of principal, interest or otherwise, without withholding any Tax. If the Guarantor is required by applicable law to deduct any withholding Tax from or in respect of any amounts payable under this Guarantee in respect of a Guarantee Beneficiary which is not a non-resident and is not deemed to be a non-resident of Canada as defined in the *Income Tax Act* (Canada) (a) the amounts payable by the Guarantor hereunder will be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6.1), the Guarantee Beneficiaries will receive an amount equal to the sum they would have received had no such deductions been made, (b) the Guarantor will make such deductions, and (c) the Guarantor will pay the full amount deducted to the relevant taxing authority or other governmental authority in accordance with applicable law.

ARTICLE 7
EXPENSES AND INDEMNITY

7.1 Expenses

The Guarantor shall pay to the Guarantee Beneficiaries all reasonable out-of-pocket costs and expenses incurred by the Guarantee Beneficiaries from time to time in the documentation, preparation, negotiation, printing, execution, registration, delivery, enforcement, realization and collection of or in respect of this Guarantee, including the reasonable fees of legal counsel for the Guarantee Beneficiaries on a solicitor and his own client basis. All such amounts shall be payable by the Guarantor on demand, shall bear interest at the Prime Rate plus one percent (1%) per annum, calculated from the date demanded by the Guarantee Beneficiaries to the date paid by the Guarantor.

7.2 Indemnity

The Guarantor shall indemnify the Guarantee Beneficiaries and hold them harmless against all losses, costs, expenses, liabilities, actions, suits, claims or damages of any and every kind incurred by the Guarantee Beneficiaries as a result of:

(a) a default by the Guarantor in the payment of any Guaranteed Obligations, and

(b) the failure by the Guarantor to comply with any of its covenants or other obligations hereunder.

Without limiting the generality of the foregoing, this indemnity shall extend to:

(i) reasonable legal fees on a solicitor and his own client basis, including the costs of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter, and

(ii) any amounts payable arising out of a settlement of any action entered into between the Guarantee Beneficiaries or any of them and any other Person with the consent of the Guarantor, not to be unreasonably withheld.

A certificate of the Guarantee Beneficiaries as to the amount of any such loss or expense shall be *prima facie* proof of the amount thereof. The amount required to be paid by the Guarantor hereunder shall be payable by the Guarantor on demand, shall bear interest at the Prime Rate plus one percent (1%) per annum calculated from the date of demand for any indemnified outlay is made by the Guarantee Beneficiaries hereunder to the date paid by the Guarantor. The provisions of and undertakings and indemnification set out in this Section shall survive the payment and satisfaction of the Guaranteed Obligations.

ARTICLE 8
GENERAL

8.1 Notice

Any notice, communication or demand to be made or given hereunder shall be in writing and may be made or given by personal delivery or by facsimile or other electronic means of communication addressed as follows:

To the Guarantor:

[Subsidiary Guarantor]
c/o AltaGas Ltd.
1700, 355 - 4th Avenue SW
Calgary, AB T2P 0J1

Attention: Treasurer
Facsimile: (403) 508-7258

To the Guarantee Beneficiaries:

The Bank of Nova Scotia, as Agent
Corporate Energy Banking
700 – 2nd Street S.W., Suite 2000
Calgary, Alberta
T2P 2N7

Attention: Director
Telecopier: (403) 221-6497

or to such other address or facsimile number as any party may from time to time notify the other in accordance with this Section. Any notice, communication or demand made or given by personal delivery during usual business hours at the place of receipt on a Business Day shall be deemed to have been given on the day of actual delivery thereof. Any notice, communication or demand made or given by personal delivery after usual business hours on a Business Day or by facsimile or other electronic means of communication shall be deemed to have been given, on the first Business Day following the delivery or transmittal thereof.

8.2 Governing Law and Jurisdiction

(a) THIS GUARANTEE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE PROVINCE OF ALBERTA AND THE LAW OF CANADA APPLICABLE THEREIN.

(b) The Guarantor agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with the aforesaid documents and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any Guarantee Beneficiary to take proceedings in any other jurisdictions, whether concurrently or not.

8.3 Payment on Stay

If:

(a) the Borrower, any Subsidiary or the Guarantor is prevented from making payment of any of the Guaranteed Obligations when it would otherwise be required to do so; or

(b) the Guarantee Beneficiaries are prevented from demanding payment of the Guaranteed Obligations;

in each case because of a stay or other judicial proceeding or any other legal impediment, all Guaranteed Obligations or other amounts otherwise subject to demand, acceleration or payment shall nevertheless be payable by the Guarantor as provided for hereunder.

8.4 Prohibited Rate

In no event shall any interest or fee to be paid hereunder exceed the maximum rate permitted by applicable law. In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under applicable law. It is further agreed that any excess actually received by a Guarantee Beneficiary shall be credited against the Guaranteed Obligations.

8.5 Assignment

(a) The Guarantee Beneficiaries may assign, or grant participation in, this Guarantee (in whole or in part) to any Person to whom they are entitled to assign any Guaranteed Obligations under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable).

(b) Except as permitted by the Credit Agreement, the Guarantor shall not assign its rights or obligations hereunder without the prior written consent of the Guarantee Beneficiaries.

(c) Subject to paragraphs (a) and (b), this Guarantee shall enure to the benefit of and be binding upon the Guarantor, the Guarantee Beneficiaries, and their respective successors and permitted assigns.

8.6 Severability

Any provision of this Guarantee which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.7 Whole Agreement

This Guarantee constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments and representations, written or oral, in respect thereof.

8.8 Amendments, Waivers and Consents

This Guarantee may only be amended by an agreement in writing between the Guarantor and the Guarantee Beneficiaries which are Lenders under the Credit Agreement, and provisions hereof may be waived or matters consented to by the Guarantee Beneficiaries which are Lenders under the Credit Agreement only if the Guarantee Beneficiaries which are Lenders under the Credit Agreement so agree in writing. Any waiver or consent by the Guarantee Beneficiaries which are Lenders under the Credit Agreement under any provision of this Guarantee may be given subject to any conditions thought fit by the Guarantee Beneficiaries which are Lenders under the Credit Agreement. Any waiver or consent shall be effective only in the specific instance and for the purpose for which it is given.

8.9 Further Assurances

(a) Each party shall promptly cure any defect by it in the execution and delivery of this Guarantee.

(b) The Guarantor, at its expense, shall promptly execute and deliver to the Guarantee Beneficiaries, upon request by the Guarantee Beneficiaries in writing, all such other and further documents, agreements, certificates and instruments in order to give effect to the covenants and agreements of the Guarantor in this Guarantee, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate.

8.10 Time of the Essence

Time shall be of the essence of this Guarantee.

8.11 Separate Action

In case of default hereunder, the Guarantee Beneficiaries may maintain an action or separate successive actions upon this Guarantee against the Guarantor whether or not the Borrower or the applicable Subsidiary is joined therein or a separate action is brought against the Borrower, such Subsidiary or any other guarantor or any judgment obtained against any of them. The Guarantee Beneficiaries' rights shall not be exhausted by the exercise of any of the Guarantee Beneficiaries' rights hereunder or otherwise against the Guarantor or by any number of successive actions until and unless all Guaranteed Obligations have been fully paid and performed, and each of the Guarantor's obligations hereunder has been fully performed.

8.12 Waiver and Acknowledgement

(a) The Guarantor hereby to the extent permitted by applicable law expressly waives:

(i) notice of acceptance of this Guarantee;

(ii) notice of the existence or creation of all or any of the Guaranteed Obligations;

(iii) any right to require marshalling of assets and liabilities;

(iv) presentment, notice of dishonour, protest, and all other notices whatsoever except for demand for payment hereunder; and

(v) diligence in collection or protection of or realization upon all or any of the Guaranteed Obligations or any obligation hereunder.

(b) The Guarantor acknowledges the terms of the Credit Agreement, the other Loan Documents and the Swap Agreements (if any) and consents to and approves the same.

(c) The Guarantor hereby acknowledges receipt of a true copy of this Guarantee.

(d) Nothing herein shall create any joint or joint and several liability of the Borrower and any of the Subsidiaries under any Loan Document or Swap Agreement except to the extent expressly set forth therein.

8.13 Release of Guarantee

This Guarantee shall be released by the Agent on behalf of Guarantee Beneficiaries if and to the extent permitted by subsection 9.4(b) of the Credit Agreement.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

[SUBSIDIARY GUARANTOR]

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

Schedule "O" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, THE BANK OF NOVA SCOTIA as Lender, and THE BANK OF NOVA SCOTIA as Agent

TRANSITIONAL PROVISIONS REGARDING EXISTING BNS INDEBTEDNESS

1. **Defined Terms**

Capitalized terms used in this Schedule "O" have the same meanings as in the Credit Agreement. In addition:

"Existing Documentary Credits" means the following documentary credits previously issued by the Existing Lenders under the Existing BNS Credit Agreement and outstanding on the Closing Date:

Current Amount	Maturity Date
$25,000.00	05-Oct-05
$6,000,000.00	05-Oct-05
$300,000.00	05-Oct-05
$500,000.00	31-Oct-05
$1,000,000.00	31-Dec-04
$222,000.00	31-Jan-05
$500,000.00	30-Apr-05
$900,000.00	30-Nov-04
$5,464,750.00	09-Dec-04
$5,683,404.00	09-Dec-04
$8,500,000.00	22-Feb-05
$29,095,154.00.00	

"Existing Lenders" means the lenders under the Existing BNS Credit Agreement;

"Existing Prime Advances" means principal of $6,300 plus accrued interest thereon to the Closing Date owing to the Existing Lenders under the Existing BNS Credit Agreement

2. **Assumption of Certain Existing BNS Indebtedness**

The Borrower hereby assumes all obligations of AltaGas under or in respect of the Existing Prime Advances and the Existing Documentary Credits, and the Existing Prime Advances and the Existing Documentary Credits shall be deemed to form part of the Loan Indebtedness.

3. **Existing Guarantees**

All existing Guarantees provided by AltaGas, the Trust and the Operating Partnership in respect of the first amendment to the Existing BNS Credit Agreement shall be released upon satisfaction of the condition precedents in Section 8.1 of the Credit Agreement.

SEC File # 82-34911
RECEIVED
2007 MAY 22 P 2:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECOND AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of September 30, 2006.

AMONG:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership formed under the laws of Alberta, having an office in Calgary, Alberta

OF THE FIRST PART

-and-

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, in its capacity as Lender

OF THE SECOND PART

-and-

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, in its capacity as Agent

OF THE THIRD PART

WHEREAS the Borrower, the Agent and the Lender entered into the Credit Agreement; and

WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement as hereinafter set forth.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

(a) In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

(i) **"Agreement""** means this agreement, as amended, modified, supplemented or restated from time to time; and

(ii) **"Credit Agreement"** means the credit agreement made as of November 30, 2004 among the Borrower, the Lender and the Agent, as amended by the first amending agreement made as of September 30, 2005.

(b) All capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Credit Agreement or in Section 2.1 of this Agreement, as applicable.

1.2 Headings and Table of Contents

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Except where the context otherwise requires, the words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this Second Amending Agreement.

ARTICLE 2
AMENDMENTS

2.1 Amendments to Definitions

""Margin"

(b) The definition of "**Maturity Date**" *in Section* 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

> ""**Maturity Date**" means, with respect to any Lender, September 30, 2009 (or such later date as may apply pursuant to the extension provisions in Section 3.13);".

2.2 Amendments to Drawdown Provisions

Subsection 3.4(d) of the Credit Agreement is hereby amended by deleting the reference to "$5,000,000" and replacing same with "$1,000,000".

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties

The Borrower hereby represents and warrants to the Agent and the Lender as follows:

(a) the Borrower is a limited partnership, duly formed and validly existing under the laws of its jurisdiction of its formation;

(b) the execution, delivery and performance by the Borrower of this Agreement will not:

(i) violate any provisions of any applicable law or its constating or governing documents, or any agreement, deed, undertaking or instrument or by which it or its assets are bound except to the extent that any such violation does not have a Material Adverse Effect; or

(ii) require any Governmental Approval;

(c) this Agreement, and the Credit Agreement as amended by this Agreement, constitute legal, valid and binding obligations of the Borrower and are enforceable against the Borrower in accordance with their respective terms subject to the exceptions referred to in the opinion of counsel to the Borrower delivered on the Closing Date in connection with the Credit Agreement; and

(d) no Default or Event of Default has occurred and is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lender or Lenders' counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

ARTICLE 4
MISCELLANEOUS

4.1 Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Loan Documents are hereby ratified and confirmed as being in full force and effect.

4.2 Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Loan Documents, constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Loan Documents.

4.3 Further Assurances

Each of the Borrower, the Agent and the Lender shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

4.4 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

4.5 Time of the Essence

Time shall be of the essence of this Agreement.

4.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Borrower:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1
by its General Partner
ALTAGAS GENERAL PARTNER INC.

Per: 
Authorized Signatory

Per: 
Authorized Signatory

Lenders:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

Agent:

THE BANK OF NOVA SCOTIA, as Agent

Per: ____________________________
Name:
Title:

UP TO CDN $300,000,000
EXTENDIBLE REVOLVING TERM CREDIT FACILITY

CREDIT AGREEMENT

---

among

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

(as Borrower)

and

CERTAIN FINANCIAL INSTITUTIONS

(as Lenders)

and

ROYAL BANK OF CANADA

(as Agent)

SEC File # 82-34911

TABLE OF CONTENTS
(continued)

SEC File # 82-34911

UP TO CDN $300,000,000
EXTENDIBLE REVOLVING TERM CREDIT FACILITY

CREDIT AGREEMENT

among

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

(as Borrower)

and

CERTAIN FINANCIAL INSTITUTIONS

(as Lenders)

and

ROYAL BANK OF CANADA

(as Agent)

529127.v11

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

SEC File # 82-34911

CREDIT AGREEMENT

THIS CREDIT AGREEMENT made as of November 30, 2004.

AMONG:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership, formed under the laws of Alberta, having an office in Calgary, Alberta

OF THE FIRST PART

\- and -

Each of the financial institutions named on the signature pages hereto as Lender and each other financial institution which becomes a party to this Agreement as a Lender, in their respective capacities as Lenders

OF THE SECOND PART

\- and -

ROYAL BANK OF CANADA, a Canadian chartered bank, in its capacity as Agent

OF THE THIRD PART

WHEREAS the Borrower has requested, and the Lenders have agreed to establish an extendible revolving credit facility on the terms and conditions set forth in this Agreement;

NOW THEREFORE the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

1.1 Definitions

In this Agreement and the Schedules hereto and in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"**Acceleration Notice**" has the meaning given to it in Section 10.2;

"**Accelerated Indebtedness**" has the meaning given to it in subsection 10.2(b);

"Accounts" means the accounts and records established by the Agent pursuant to Section 5.7 to record the Borrower's liability to each of the Lenders in respect of the Borrowings and other amounts outstanding by the Borrower to each of the Lenders hereunder;

"Additional Compensation" has the meaning given to it in Section 11.2;

"Affected Lender" has the meaning given to it in Section 5.4;

"Affiliate" means any Person which, directly or indirectly, controls, is controlled by or is under common control with any Lender; and, for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" or "under common control with") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or by contract or otherwise;

"Agent" means the Royal when acting in its capacity as agent hereunder and includes any successor agent appointed pursuant to Section 12.16;

"Agent's Accounts for Payments" means the following accounts maintained by the Agent at its Toronto, Ontario main branch, to which payments and transfers are to be effected as follows, or such other places or accounts as may be agreed upon by the Agent and the Borrower from time to time and notified in writing to the Lenders:

CDN$
Royal Bank of Canada
Swift Address: ROYCCAT2
Favour: /00002-266-760-8
RBCCM Agency Services,
Toronto, Ontario
Ref: AltaGas Holding Limited Partnership No. 1

US$
JPMorgan Chase Bank, New York, New York
ABA 021000021, Swift code: CHASUS33
Swift Address: ROYCCAT2
Beneficiary: Favour: /00002-408-919-9
RBCCM Agency Services,
Toronto, Ontario
Ref: AltaGas Holding Limited Partnership No. 1

"Agent's Branch of Account" means the following office of the Agent or such other office or branch of the Agent in Canada as the Agent may from time to time advise the Borrower and the Lenders in writing:

Royal Bank of Canada
RBC Agency Services Group
Royal Bank Plaza
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario
M5J 2W7
Fax: (416) 842-4023

"Agreement" and **"Credit Agreement"** means this Credit Agreement and includes all Schedules attached hereto;

"AltaGas" means AltaGas Ltd., a corporation subsisting under the laws of Canada, and its successors and permitted assigns;

"applicable laws" or **"applicable law"** means, in relation to any Person, transaction or event:

(a) all applicable provisions of laws, statutes, rules and regulations from time to time in effect; and

(b) all Governmental Authorizations to which the Person is a party or by which it or its property is bound or having application to the transaction or event;

"Applicable Lender" has the meaning given to it in subsection 3.7(a);

"Applicable Percentage" has the meaning given to it in subsection 3.7(d);

"BA Acceptance Fee" means, with respect to a Bankers' Acceptance issued by the Borrower and accepted by a Lender, the acceptance fees payable by the Borrower in respect thereof pursuant to Section 6.4;

"BA Equivalent Advance" means an advance made in Canadian Dollars by a Non-Acceptance Lender as part of a Borrowing by way of Bankers Acceptances;

"BA Reference Lenders" means, if there is only one Lender which is a Schedule II Bank or Schedule III Bank, such Lender and, if there is more than one Lender which is a Schedule II Bank or Schedule III Bank, any two of such Lenders as selected from time to time by the Agent with the consent of the Borrower, such consent not to be unreasonably withheld;

"Bankers' Acceptances" means bankers' acceptances denominated in Canadian Dollars which have been made available by the Lenders to the Borrower by the acceptance by such Lenders at the request of the Borrower pursuant to Section 3.4, 3.10, or 3.11;

"basis point" or **"bp"** means one hundredth of one percent (0.01%);

"**Borrower**" means AltaGas Holding Limited Partnership No. 1, a limited partnership formed under the laws of Alberta, having its principal office in Calgary, Alberta and its successors and permitted assigns;

"**Borrower's Accounts**" means the Borrower's accounts maintained by the Agent as a Lender at its Calgary main branch, the particulars of which shall have been notified to the Agent by the Borrower;

"**Borrowing**" means a borrowing by the Borrower by way of Prime Loans, USBR Loans or Libor Loans to the Borrower by the Lenders or by way of Banker's Acceptances issued by the Borrower and accepted by the Lenders or by way of Documentary Credits issued by the Agent, as attorney in fact for the Lenders;

"**Branch of Account**" means, with respect to each Lender, the branch or office of such Lender at the address set out opposite such Lender's name on the signature pages of this Agreement or in the Lender Transfer Agreement of such Lender or such other branch or office in Canada as such Lender may from time to time advise the Agent, the Borrower and the other Lenders of in writing; but, for purposes of delivery of any notice required to be delivered by the Agent to a Lender pursuant to Section 12.8 and 14.5 and for the purposes of effecting any payments to a Lender in connection with this Agreement, a Lender may specify by notice in writing to the Agent, the Borrower any other branch or office of such Lender in Canada and such branch or office shall thereafter be the Branch of Account of such Lender for such purpose;

"**Business Day**" means a day, excluding Saturday and Sunday, on which banking institutions are open for business in Calgary, Alberta, Canada and Toronto, Ontario, Canada; provided that (a) in respect of any payments in US Dollars, such day must also be a day on which banking institutions are open for business in New York, New York and (b) in respect of any determination of the Libor Rate or any Borrowing or payment in respect of Libor Loans, such day must also be a day on which banking institutions are open for business in London, England;

"**Canadian Dollars**", "**Cdn. Dollars**" and the symbol "**Cdn $**" each means lawful money of Canada;

"**Capital Adequacy Requirements**" means Guideline A, Part I, dated January 2001 entitled "Capital Adequacy Requirements" and Guideline A, Part II, dated November 1997, entitled "Capital Adequacy Requirements - Market Risk" each issued by the Office of the Superintendent of Financial Institutions Canada (which encompass the guidelines contained in the report dated July 1988 and entitled "International Convergence of Capital Measurement and Capital Standards" released by the Basel Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements) and all other guidelines or requirements relating to capital adequacy issued by the Office of the Superintendent of Financial Institutions Canada or any other Governmental Authority regulating or having jurisdiction with respect to any Lender, as amended, modified, supplemented, reissued or replaced from time to time;

"**Capital Lease**" means any lease or any other arrangements relating to real or personal property which would, in accordance with Generally Accepted Accounting Principles, be required to be classified and accounted for as a capital lease on a balance sheet of a lessee, where the lessee is the Borrower or a Restricted Subsidiary;

"**Capital Lease Obligation**" means, at any time, the amount of any obligation which would, in accordance with Generally Accepted Accounting Principles, be required to be classified and accounted for as a Capital Lease on the balance sheet of the Borrower and its Restricted Subsidiaries;

"**CDOR Rate**" means on any day the per annum rate of interest which is the arithmetic average of the rates applicable to Canadian Dollar bankers' acceptances having a term equal or comparable to the bankers' acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuters' Monitor Money Rates Service at or about 8:00 a.m. (Calgary time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day, as adjusted by the Agent in good faith to reflect any error in a posted rate or a posted average annual rate; provided, however, that if such a rate does not appear on the Reuters' Screen CDOR Page as contemplated, then the CDOR Rate, on any day, shall be the annual discount rate quoted by the Agent which would be applicable in respect of a sale to the Agent of bankers' acceptances issued on such day (determined as of 8:00 a.m. (Calgary time) on such day) and accepted by the Agent, or if such day is not a Business Day, then on the immediately preceding Business Day, in a comparable amount and having a term equal or comparable to those proposed to be issued by the Borrower;

"**Change of Control**" means any circumstances arising after the Closing Date in which:

(a) a Person or combination of Persons acting jointly or in concert (within the meaning of the *Securities Act* (Alberta), as amended) acquires beneficial ownership of a majority of the trust units in the Trust, or

(b) the Borrower ceases to be a Subsidiary of the Trust;

"**Claim**" has the meaning given to it in Section 11.4;

"**Closing Date**" means the date of execution and delivery of this Agreement or such other day as may be agreed upon by the Agent and the Borrower;

"**Commercial Trust**" means AltaGas Holding Trust, a commercial trust established under the laws of Alberta and which is a wholly owned Subsidiary of the Trust;

"**Commitment**" means the obligation of each Lender to provide to the Borrower hereunder an aggregate principal amount of Borrowings up to but not exceeding the amount set forth opposite such Lender's name on the signature pages hereto or in the Lender Transfer Agreement of such Lender as such Lender's Commitment, as such amount may hereafter be increased, decreased, cancelled, or made not available from time to time pursuant to this Agreement provided that the aggregate of the amounts of the Commitments shall not at any time exceed the Total Commitment of all Lenders;

"Commodity Swap" means an agreement entered into between the Borrower or a Subsidiary and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate the Borrower's or such Subsidiary's exposure to fluctuations in commodity prices and includes any such agreement for the making or taking of physical delivery of any commodity;

"Compliance Certificate" means a compliance certificate substantially in the form attached hereto as Schedule "F" executed on behalf of the Borrower by a senior officer of AltaGas;

"Consolidated Capitalization" means as of the date of determination thereof, the aggregate of:

(a) the amount of Consolidated Debt;

(b) the amount of Consolidated Equity and Subordinated Debt; and

(c) any amounts shown as minority interests on a consolidated balance sheet of the Borrower (excluding Unrestricted Subsidiaries and also excluding any minority interests attributable (as determined in accordance with GAAP) to Non-Recourse Assets);

"Consolidated Debt" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), without duplication, an amount equal to the aggregate of:

(a) the amount of Long Term Debt;

(b) the amount of Working Capital Deficit; provided that any Working Capital Surplus shall be deducted in the calculation of Consolidated Debt;

(c) the amount of Guarantees or letters of credit supporting Indebtedness of any of the types referred to in paragraphs (a), (b) and (d) through (h) of this definition;

(d) the amount of obligations:

    (i) to purchase Indebtedness of any Person, or to advance or supply funds for the payment or purchase of Indebtedness of any Person, including the purchase of debt securities, obligations or shares, or

    (ii) to make any payment, loan, advance, capital contribution or other investment in or to a Person, or become or be bound by any agreement to do so, for the purpose of assuring a minimum equity, an asset base, a working capital or other balance sheet test or condition for any date or to provide funds for the payment of any debt liability, dividend or share liquidation payment, or otherwise to supply funds to or in any manner invest in such Person;

(e) the amount of obligations with respect to prepaid revenues relating to third party obligations;

(f) the amount of Capital Lease Obligations;

(g) the amount by which the principal amount of Interest Swaps (determined on a net basis taking into account Swaps entered into to reverse the position or limit the exposure under an existing Swap) is greater than the aggregate Indebtedness for borrowed money (including notes) of the Borrower and its Restricted Subsidiaries and the amount by which the principal amount of Commodity Swaps (determined on a net basis taking into account Swaps entered into to reverse the position or limit the exposure under an existing Swap) is greater than the aggregate principal amount of commodity transactions to which the Borrower and its Restricted Subsidiaries are subject, in each case to the extent of the net amount due or accruing due by the Borrower or its Restricted Subsidiaries thereunder (determined by marking to market the same in accordance with its terms); and

(h) the redemption amount of any preferred shares of the Borrower or its Restricted Subsidiaries (if such preferred shares are not owned by the Borrower or its Restricted Subsidiaries) which are redeemable at the option of the holder thereof;

and shall exclude in any event:

(i) to the extent permitted by GAAP, the amount of any particular Indebtedness if, upon or prior to the maturity thereof, there shall have been irrevocably deposited with the proper depositary in trust the necessary funds (or evidence of indebtedness) for the payment, redemption or satisfaction of such Indebtedness, and thereafter such funds and evidences of Indebtedness or other security so deposited are not included in any computation of the assets of such Person;

(j) contingent obligations in respect of court actions, suits or other proceedings which have not come to a final and conclusive judgment before a court of competent jurisdiction or such other Person as may have jurisdiction in the premises and the Borrower or its Restricted Subsidiaries reasonably expects to be successful in the defence of such action, suit or other proceeding;

(k) obligations under any lease or other arrangement relating to real or personal property which would, in accordance with GAAP, be accounted for as an operating lease of such Person;

(l) deferred taxes or future income taxes;

(m) Non-Recourse Debt; and

(n) Subordinated Debt;

"Consolidated Debt to Capitalization Ratio" means as of the date of determination thereof and calculated in accordance with the proviso in Section 9.3, the ratio of Consolidated Debt to Consolidated Capitalization expressed as a percentage;

"Consolidated Debt to EBITDA Ratio" means as of the date of determination thereof and calculated in accordance with the proviso in Section 9.3, the ratio of Consolidated Debt to Consolidated EBITDA;

"Consolidated EBITDA" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the Consolidated Net Income for the 12 month period then ended, plus to the extent deducted in the determination thereof (or, in the case of (d) below, to the extent not already included in the determination thereof) (without duplication):

(a) Consolidated Interest Expense for such period; plus

(b) all provisions for income taxes; plus

(c) deductions in respect of non-cash items including depletion, depreciation, amortization and deferred taxes; plus

(d) dividends or other distributions received from investments;

but excluding, to the extent included in the determination of such Consolidated Net Income or in (a), (b), (c) or (d) above (without duplication):

(i) the net amount of gains or losses resulting from the disposition of assets (excluding inventory);

(ii) any amounts attributable (as determined in accordance with GAAP) to minority interests;

(iii) any non-cash items increasing such Consolidated Net Income for such period; and

(iv) any amounts attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"Consolidated EBITDA to Interest Expense Ratio" means as of the date of determination thereof and calculated in accordance with the proviso in Section 9.3, the ratio of Consolidated EBITDA to Consolidated Interest Expense;

"Consolidated Equity" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), an amount equal to the amount of equity of the Borrower as shown on a consolidated balance sheet of the Borrower (excluding Unrestricted Subsidiaries), but excluding therefrom any equity attributable (as determined in accordance with GAAP) to:

(a) preferred shares of the Borrower or a Restricted Subsidiary (if such preferred shares are not owned by the Borrower or another Restricted Subsidiary) which are redeemable at the option of the holder thereof;

(b) any Non-Recourse Assets; and

(c) goodwill, trademarks, copyrights and other similar intangible assets as shown on such consolidated balance sheet;

"Consolidated Interest Expense" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries) for the 12 month period then ended, the total interest expense (including interest on Capital Leases) with respect to all outstanding Indebtedness of the Borrower and its Restricted Subsidiaries, including, without limitation, all capitalized interest, all commissions, discounts and other fees and charges owed with respect to letters of credit and Bankers' Acceptances, note and debenture interest obligations, the net amount payable in respect of Swaps and any such amounts accrued on or in respect of Borrowings hereunder, but excluding all amounts included in such total interest expense which are attributable (as determined in accordance with GAAP) to Non-Recourse Debt or Subordinated Debt;

"Consolidated Net Income" means, in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries) for the 12 month period then ended, net income after income taxes but excluding extraordinary items (whether positive or negative) which would be shown on a consolidated statement of income for the Borrower (excluding Unrestricted Subsidiaries) for such period, but excluding all amounts included in such net income which are attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"Consolidated Total Assets" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), without duplication, an amount equal to the total assets of the Borrower and its Restricted Subsidiaries less the aggregate of any amount included therein which is attributable (as determined in accordance with GAAP) to:

(a) goodwill, trademark, copyrights and other similar intangible assets as shown on such balance sheet; and

(b) any Non-Recourse Assets;

"Conversion" means a conversion of one type of Borrowing into another type of Borrowing;

"Conversion Date" means each Business Day on which Borrowings are converted pursuant to Section 3.10;

"Currency Swap" means an agreement entered into between the Borrower or a Subsidiary and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate the Borrower's or such Subsidiary's exposure to fluctuations in currency exchange rates;

"Current Assets" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the amount of the current assets of the Borrower and its Restricted Subsidiaries after deducting reserves in each case where a reserve is proper in accordance with GAAP, but excluding all amounts included in such current assets which are attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"Current Liabilities" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the amount of the current liabilities of the Borrower and its Restricted Subsidiaries, but excluding Non-Recourse Debt and Subordinated Debt;

"DBRS" means Dominion Bond Rating Service Limited and its successors;

"Declaration of Trust" means the declaration of trust dated as of March 26, 2004 between the settlor and Computershare Trust Company of Canada, as from time to time amended, supplemented or restated;

"Debt Rating" means, with respect to Borrower, any Guarantor, the Trust or any Subsidiary having in all material respects the same assets and liabilities of the Trust on a consolidated basis, the rating that has been most recently announced by each Designated Rating Agency as the credit rating of such entity or any senior unsecured debt of such entity;

"Default" means any event or circumstance which, with the giving of notice or lapse of time or otherwise, would constitute an Event of Default (provided, however, the Borrower shall not be in default hereunder upon the occurrence of such event or circumstance applicable to a Restricted Subsidiary that the Borrower could designate as no longer being a Restricted Subsidiary in compliance with the definition of Restricted Subsidiary, provided that, if so requested by the Agent on behalf of the Lenders, the Borrower designates such Restricted Subsidiary to be no longer a Restricted Subsidiary within three (3) Business Days of such request);

"Designated Rating Agency" means DBRS, S&P or any other nationally recognized rating agency designated by the Borrower;

"Discount Proceeds" means, in respect of any Bankers' Acceptance required to be purchased by a Lender hereunder, an amount (rounded to the nearest whole cent with one half of one cent being rounded up) determined as of the applicable Drawdown Date, Conversion Date or Rollover Date which is equal to:

Face Amount x Price

where "Face Amount" is the face amount of such Bankers' Acceptance and "Price" is equal to:

$$\frac{1}{1+\left(Rate\times\frac{Term}{365}\right)}$$

where the "Rate" is the Discount Rate expressed as a decimal on the day of purchase; the "Term" is the term of such Bankers' Acceptance expressed as a number of days; and the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded up;

"Discount Rate" means:

(a) with respect to an issue of Bankers' Acceptances accepted by a Lender that is a Schedule I Bank, the CDOR Rate; and

(b) with respect to an issue of Bankers' Acceptances accepted by a Lender that is a Schedule II Bank or Schedule III Bank, the lesser of (i) the rate set out in clause (a) above plus ten (10) basis points per annum and (ii) the annual rate expressed as a percentage determined by the Agent as being the average discount rate for bankers' acceptances having a comparable face value and a comparable issue and maturity date to the face value and issue and maturity date of such issue of Bankers' Acceptances calculated on the basis of a year of three hundred and sixty-five (365) days, accepted by the BA Reference Lenders at or about 8:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date;

provided that, if the rates in (a) and (b) above are equal, then the "Discount Rate" shall be the rate specified in (a) above;

"Distributable Cash" means, in respect of any period for which Distributable Cash is to be calculated, 110% (if there is an Investment Grade Rating at the time of calculation thereof) or 105% (in all other cases) of an amount equal to (a) Funds Generated from Operations for such period less (b) maintenance capital expenditures incurred by the Borrower and its Restricted Subsidiaries for such period;

"Distribution" means, in respect of the Borrower or any Restricted Subsidiary:

(a) dividends or other distributions or payments on its shares, units or its other equity interests (except dividends or other distributions consisting of shares, units or other equity interests);

(b) the redemption or acquisition of its shares, units or its other equity interests or of warrants, rights or other options to purchase such shares, units or other equity interests (except when solely in exchange for such shares, units or other equity interests); and

(c) any payment, repayment, redemption, retirement, repurchase or other acquisition, direct or indirect, by such Person of, on account of, or in respect of, the principal or any other amounts of any Subordinated Debt;

"Documentary Credit" means a Cdn $ or US $ denominated letter of credit or a letter of guarantee issued or to be issued by the Lenders, for the account of the Borrower, on behalf of the Borrower or any of its Restricted Subsidiaries;

"Drawdown" means a Borrowing which increases the Outstanding Principal;

"Drawdown Date" means each Business Day on which Borrowings are to be made pursuant to Section 3.4;

"Environmental Laws" means any and all federal, provincial, local and foreign statutes, laws, regulations, ordinances, rules, decrees or other governmental restrictions relating to the environment, to the release of any materials into the environment or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, industrial substances, toxic substances, hazardous substances or wastes but only to the extent such Environmental Laws are legally applicable to the Borrower and its Restricted Subsidiaries or their property;

"Equivalent Amount" means on any date, the equivalent amount in Cdn. Dollars or U.S. Dollars, as the case may be, after giving effect to a conversion of a specified amount of U.S. Dollars to Cdn. Dollars or of Cdn. Dollars to U.S. Dollars, as the case may be, at the Noon Rate;

"Event of Default" means any of the events or circumstances specified in Section 10.1;

"Existing Term Credit Agreement" means that certain Cdn. $300,000,000 extendible revolving term credit facility credit agreement made as of June 30, 1998 among AltaGas, Royal as agent and the lenders party thereto, as amended prior to the date hereof;

"Existing Term Indebtedness" means indebtedness under the Existing Term Credit Agreement;

"Extension Date" means the date of the extension of the Term Date applicable to a Lender provided for under Section 3.13;

"Federal Funds Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it;

"Financial Statements" means the consolidated financial statements of the Borrower or, at the option of the Borrower, the consolidated financial statements of the Trust so long as the financial statements of the Trust are substantially the same in all material respects as the financial statements of the Borrower and the financial statements of the Trust are accompanied by a reconciliation which reflects all eliminations or adjustments required to reconcile the financial statements of the Trust to the financial statements of the Borrower;

"Fiscal Quarter" means the three month period commencing on the first day of each Fiscal Year and each successive three month period thereafter during such Fiscal Year;

"Fiscal Year" means the Borrower's fiscal year which at the date hereof commences on January 1 of each year and ends on December 31 of such year;

"Funds Generated from Operations" means, in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries) for the 12 month period then ended, the funds generated from operations as shown on a consolidated statement of cash flow of the Borrower (excluding Unrestricted Subsidiaries) for such period, but excluding all amounts included in such funds generated from operations which are attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"General Partner" means the general partner of the Borrower which at the date hereof is AltaGas General Partner Inc.;

"Generally Accepted Accounting Principles" or **"GAAP"** means generally accepted accounting principles which are in effect from time to time in Canada;

"Governmental Approval" means an authorization, consent, approval, waiver, order, decree, licence, exemption, permit, registration, filing, qualification or declaration of or with any Governmental Authority or the giving of notice to any Governmental Authority or any other action in respect of a Governmental Authority;

"Governmental Authority" means any federal, state, provincial, county, local or municipal government; any governmental body, agency, authority, board, bureau, department or commission (including any taxing authority); any instrumentality or office of any of the foregoing (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions; or any Person directly or indirectly controlled by any of the foregoing;

"Guarantee" means any undertaking to assume, guarantee, indemnify, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any Indebtedness of any Person; provided that the amount of each Guarantee shall be deemed to be the amount of the Indebtedness guaranteed thereby, unless the Guarantee is limited to a specified amount or to realization exclusively on specified assets in which case the amount of such Guarantee shall be deemed to be the lesser of such specified amount or the fair market value of such specified assets, as the case may be, and the amount of such Indebtedness;

"including" means including, without limitation, and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it, and "includes" shall be construed in a like manner;

"Indebtedness" means, with respect to any Person, all the Person's present and future indebtedness, liabilities and financial obligations of every nature and kind whatsoever, whether absolute or contingent, material or not, known or unknown, direct or indirect which in accordance with GAAP would appear in the liability section of a balance sheet of such Person prepared as at such time, but shall not include items of capital, retained earnings, surplus, deferred or future income tax reserves or accrued taxes;

"Indemnified Party" has the meaning given to it in Section 11.4;

"Interest Payment Date" means:

(a) with respect to each Prime Loan or USBR Loan, the first Business Day of each calendar month; and

(b) with respect to each Libor Loan, the last day of each applicable Interest Period and, if any Interest Period is longer than 3 months, the last Business Day of each 3 month period during such Interest Period;

provided that, in any case, the Maturity Date applicable to a Lender or any earlier date on which the Total Commitment is fully cancelled shall be an Interest Payment Date for all Borrowings made by such Lender;

"Interest Period" means:

(a) with respect to each Bankers' Acceptance, the period selected by the Borrower hereunder and being of 1, 2, 3 or 6 months' duration, subject to market availability (or, subject to the agreement of the Lenders, a longer or shorter period) commencing on the applicable Drawdown Date, Rollover Date or Conversion Date of such Borrowing; and

(b) with respect to each Libor Loan, the period selected by the Borrower and being of 1, 2, 3 or 6 months' duration (or, subject to the agreement of the Lenders, a longer or shorter period) commencing on the applicable Drawdown Date, Rollover Date or Conversion Date;

provided that in any case: (i) the last day of each Interest Period shall be also the first day of the next Interest Period in the case of a Rollover; (ii) the last day of each Interest

Period shall be a Business Day and if the last day of an Interest Period selected by the Borrower is not a Business Day the Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next following the last day of the Interest Period selected unless such next following Business Day falls in the next calendar month in which event the Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next preceding the last day of the Interest Period selected by the Borrower; and (iii) unless otherwise contemplated by this Agreement, the last day of all Interest Periods for all Borrowings made by a Lender shall expire on or prior to the Maturity Date applicable to such Lender;

"Interest Swap" means a contract entered into between the Borrower or a Subsidiary and a counterparty on a case by case basis, in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate related transactions, the purpose and effect of which is to mitigate or eliminate the Borrower's or such Subsidiary's exposure to fluctuations in interest rates;

"Investment Grade Rating" means a Debt Rating of BBB- or higher by S&P, BBB (low) or higher by DBRS or the equivalent rating of any other Designated Rating Agency; provided that:

(a) if there are two Debt Ratings, then only one of such Debt Ratings must meet such minimum rating requirement; and

(b) if there are more than two Debt Ratings, then at least 50% of such Debt Ratings must meet such minimum rating requirement;

"Judgement Currency" has the meaning given to it in Section 13.3;

"Lender Transfer Agreement" means the agreement entered into by any of the Lenders after the Closing Date substantially in the form of Schedule "G" with the blanks completed;

"Lenders" means each of the financial institutions named on the signature pages hereto as a Lender including Royal in its capacity as a Lender but excluding Royal in its capacity as Agent and each other financial institution which becomes a party to this Agreement as a Lender pursuant to Section 13.1, and **"Lender"** means any one of them;

"Lender's Proportion" means, in respect of each Lender, the proportion that such Lender's Commitment bears to the Total Commitment (subject to subsections 3.3(c) and 3.13(i));

"Libor Loans" means the Borrowings, or a portion thereof, made available by the Lenders to the Borrower pursuant to Section 3.4, 3.10 or 3.11 and outstanding from time to time which are denominated in United States Dollars and on which the Borrower has agreed to pay interest in accordance with Section 6.3;

"Libor Rate" means, with respect to any Interest Period applicable to a Borrowing by way of a Libor Loan, the rate of interest per annum appearing on Reuters page LIBOR01 (or such other page as may, from time to time, replace such page on that service for purposes of displaying the rates at which US Dollar deposits are offered for deposit in the London interbank market) at approximately 11:00 a.m. London, England time two (2) Business Days prior to the Drawdown Date, Conversion Date or Rollover Date, as applicable, for such Borrowing and for the Interest Period selected; provided that, if such service is unavailable, or such service does not quote a rate of interest per annum for the Interest Period selected, then the Libor Rate shall be determined by the Agent with reference to page 3750 of the Telerate screen (or such other page as may, from time to time, replace such page on that service for purposes of displaying the rates at which US Dollar deposits are offered for deposit in the London interbank market) at approximately 11:00 a.m. London, England time on such date; and provided further that, if such service is also unavailable, or such service does not quote a rate of interest per annum for the Interest Period selected, then the Libor Rate shall be determined by the Agent as the rate at which deposits of comparable term and amount are offered by it to prime banks in the London interbank market at or approximately 11:00 a.m. London, England time on such date;

"Loan Documents" means this Agreement, the Subsidiary Guarantees, each Bankers' Acceptance and all other certificates, instruments and documents delivered from time to time by or on behalf of the Borrower in connection herewith or therewith and each Documentary Credit and the applications, indemnities and ancillary documents relating thereto;

"Loan Indebtedness" means the Borrowings and all other present and future indebtedness of the Borrower to the Agent and the Lenders, whether absolute or contingent, determined or undetermined, choate or inchoate, matured or unmatured, howsoever arising or incurred hereunder or under any of the other Loan Documents and includes all fees, costs, expenses and indemnity obligations hereunder or under any of the other Loan Documents and under the indebtedness of the Borrower pursuant to any judgment obtained in respect of the failure by the Borrower to perform or observe any of its obligations under any of the Loan Documents;

"Long Term Debt" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the amount of the long term debt of the Borrower and its Restricted Subsidiaries, but excluding Non-Recourse Debt and Subordinated Debt;

"Look-Back Period" means each twelve (12) month period ending at the end of the applicable Fiscal Quarter;

"Loss" has the meaning given to it in Section 11.4;

"Majority Lenders" means any Lender or group of Lenders having Commitments in the aggregate equal to or in excess of two-thirds (2/3) of the Total Commitment;

"Margin"

"Material Acquisition" means an acquisition by the Borrower or any Restricted Subsidiary of shares or other assets which increases the Consolidated Total Assets, as determined as at the end of the Fiscal Quarter preceding such transaction, by more than five (5%) percent;

"Material Adverse Effect" means any event, circumstance, occurrence or change which materially impairs or has a material adverse effect on, or would reasonably be expected to materially impair or have a material adverse effect on, the ability of the Borrower to repay the Borrowings or any other amount outstanding hereunder or under any of the Loan Documents, or the validity or enforceability of this Agreement or any other Loan Documents;

"Material Disposition" means a disposition by the Borrower or any Restricted Subsidiary of shares or other assets which decreases the Consolidated Total Assets, as determined as at the end of the Fiscal Quarter preceding such transaction, by more than five (5%) percent;

"Material Expansion" means an expansion of one or more of the Pipelines and Facilities which increases the Consolidated Total Assets, as determined as at the end of the Fiscal Quarter preceding such expansion, by more than five (5%) percent;

"Maturity Date" means, in respect of each Lender, the date which is twenty-four (24) months from the Term Date applicable to such Lender;

"Non-Acceptance Discount Rate" means, for any day, the arithmetic average of the Discount Rate determined in accordance with paragraph (a) of the definition thereof and the Discount Rate determined in accordance with paragraph (b) of such definition;

"Non-Acceptance Lenders" means a Lender which is a resident of Canada for purposes of the *Income Tax Act* (Canada) but which is not a Schedule I Bank, a Schedule II Bank or a Schedule III Bank;

"Non-Extending Lender" has the meaning given to it in subsection 3.13(c);

"Non-Recourse Assets" means the assets directly or indirectly created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred or assumed and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or proceeds arising from or connected with the assets directly or indirectly created, developed, constructed or acquired (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which recourse of the lender of such Non-Recourse Debt (or any agent, trustee, receiver or other person acting on behalf of such lender in respect of such Non-Recourse Debt) is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings in respect of which such lender may have recourse on an unsecured basis); provided that upon all such Non-Recourse Debt being repaid in full, such assets shall then cease to be Non-Recourse Assets;

"Non-Recourse Debt" means indebtedness, liabilities or other obligations and guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations for another Person and, in each case, incurred or assumed to finance or refinance the creation, construction, development or acquisition directly or indirectly of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations, provided that the recourse of the lender thereof (or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations) or any judgment in respect thereof is limited, in all circumstances (other than in respect of false or misleading representations, warranties and customary indemnities provided with respect to such financings, in respect of which such lender may have recourse on an unsecured basis) to the assets directly or indirectly created, constructed, developed or acquired in respect of which such indebtedness, liabilities and obligations has been incurred or assumed and to any receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or proceeds arising from or connected with such assets (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which such lender has recourse;

"Non-Takeover Lender" has the meaning given to it in Section 3.3;

"Noon Rate" means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange quoted for wholesale transactions by the Agent in Toronto, Ontario in accordance with its normal practice) at approximately 12:00 noon (Toronto, Ontario time) on the Business Day that such conversion is to be made (or, if such conversion is to be made before noon or on a day which is not a Business Day, then at approximately noon on the immediately preceding Business Day);

"Operating Partnership" means AltaGas Operating Partnership, a general partnership created pursuant to the laws of Alberta, and its successors and assigns;

"Outstanding Principal" means, at any time, the aggregate of (a) the principal amount of all outstanding Prime Loans in Cdn. Dollars, (b) the Equivalent Amount in Cdn. Dollars of the principal of all outstanding USBR Loans and Libor Loans in United States Dollars, (c) the amounts payable at maturity of all outstanding Bankers' Acceptances and BA Equivalent Advances, (d) the undrawn amounts of all outstanding Documentary Credits denominated in Cdn. Dollars and (e) the Equivalent Amount in Cdn. Dollars of the undrawn amounts of all outstanding Documentary Credits denominated in United States Dollars;

"Permitted Assignee" has the meaning given to it in Section 13.1;

"Permitted Encumbrances" means any of the following:

(a) liens, charges or encumbrances for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Borrower or its Restricted Subsidiaries shall be contesting in good faith; provided the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(b) the lien, charge or encumbrance of any judgment rendered, or claim filed, against the Borrower or its Restricted Subsidiaries which the Borrower or any such Restricted Subsidiary shall be contesting in good faith; provided the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(c) liens, charges or encumbrances imposed or permitted by law such as carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent, any lien, privilege, charge or encumbrance which the Borrower or its Restricted Subsidiaries shall be contesting in good faith if the loss of such contest will not have a Material Adverse Effect;

(d) liens, charges or encumbrances arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to law against the Borrower or its Restricted Subsidiaries or in respect of which no steps or proceedings to enforce such lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any lien, charge or encumbrance which the Borrower or its Restricted Subsidiaries shall be contesting in good faith; provided the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(e) liens, charges or encumbrances incurred or created in the ordinary course of business and in accordance with oil and gas industry practice in respect of the joint development or operation of oil and gas production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such liens, charges or encumbrances relate, for the Borrower's or any of its Restricted Subsidiary's portion of the costs and expenses of such development or operation provided that such costs or expenses are not due or delinquent or, if due or delinquent, any liens, charges or encumbrances which the Borrower or such Restricted Subsidiary shall be contesting in good faith; provided the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(f) easements, rights of way, servitudes, zoning, surface rights or other similar rights or restrictions in respect of land held by the Borrower or any of its Restricted Subsidiaries (including, without limitation, rights of way and servitudes for railways, sewers, drains, pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not have a Material Adverse Effect;

(g) any lien or trust arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations;

(h) security given to a public utility or any Governmental Authority in the ordinary course of the business of the Borrower and its Restricted Subsidiaries in connection with operations of the Borrower or any such Restricted Subsidiary if such security does not, either alone or in the aggregate, have a Material Adverse Effect;

(i) the right reserved to or vested in any Governmental Authority by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(j) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(k) any right of first refusal, option to purchase or pre emptive right in favour of any Person granted in the ordinary course of business with respect to all or any of the assets of the Borrower or any of its Restricted Subsidiaries;

(l) any lien, charge or encumbrance the satisfaction of which has been provided for by deposit with the Agent of cash or a surety bond or other security satisfactory to the Agent in an amount sufficient to pay the liability in respect of such lien in full;

(m) liens on cash or marketable securities of the Borrower or its Restricted Subsidiaries granted in connection with Swaps provided that at the time of granting such lien the obligations secured by such liens are not due and delinquent;

(n) Security Interests on Non-Recourse Assets granted to secure Non-Recourse Debt, up to an aggregate maximum of Cdn $100,000,000;

(o) any Security Interests on any property, real or personal, directly or indirectly acquired (including by way of lease), constructed or improved by the Borrower or its Restricted Subsidiaries to secure the unpaid portion of the purchase price (or the lease payments, as the case may be) of such property or to secure Indebtedness solely for the purpose of financing the acquisition (including by way of lease), construction or improvement of such property;

(p) any Security Interest granted in or any right of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(q) any Security Interest granted with the prior written consent of all of the Lenders;

(r) any Security Interest in favour of the Borrower or a Restricted Subsidiary;

(s) any Security Interest on any property, real or personal, of a corporation which Security Interest exists at the time such corporation is merged into or amalgamated or consolidated with, the Borrower or a Restricted Subsidiary or such property is otherwise acquired by the Borrower or a Restricted Subsidiary, provided that prior to that time the Borrower or a Restricted Subsidiary has arranged for financing necessary to discharge the obligation secured by the Security Interest and that such Security Interest is discharged within sixty (60) days after that time;

(t) any Security Interest in respect of any obligations or duties affecting the property of the Borrower or any Restricted Subsidiary to any Governmental Authority with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Borrower or such Restricted Subsidiary under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Borrower or such Restricted Subsidiary;

(u) any Security Interest in respect of any deposits in connection with bids or tenders;

(v) any Security Interest in respect of expropriation proceedings, surety or appeal bonds or costs of litigation, where required by law;

(w) any extension, renewal or replacement of any Security Interest permitted under any of the other paragraphs of this definition of Permitted Encumbrances, provided that any such extension, renewal or replacement Security Interest will not secure repayment of an amount in excess of any principal amount of Indebtedness outstanding with respect thereto immediately prior to such extension, renewal or replacement and that such extension, renewal or replacement is limited to all or a part of the property which was subject to the Security Interest so extended, renewed or replaced; and

(x) Security Interests not permitted by any of the foregoing paragraphs of this definition of Permitted Encumbrances, provided that Security Interests shall not be permitted under this paragraph if the effect thereof would be to cause the total amount of Indebtedness secured by Security Interests permitted under this paragraph to exceed the greater of Cdn. $25,000,000 and 5% of Consolidated Equity;

provided that nothing in this definition shall in and of itself cause the Borrowings and other amounts owing by the Borrower hereunder to be subordinated in priority to any Permitted Encumbrance;

"Person" means any individual, firm, partnership (whether general or limited), company, corporation or other body corporate, government, governmental body, agency, instrumentality, trust, unincorporated body of persons or association and the heirs, executors, administrators or other legal representatives of an individual;

"Pipelines and Facilities" means the pipeline gathering systems, compressor stations and other tangible assets and equipment owned or leased from time to time by the Borrower and its Restricted Subsidiaries;

"Prime Loans" means the Borrowings, or a portion thereof, made available by the Lenders to the Borrower pursuant to Section 3.4, 3.10 or 3.11 and outstanding from time to time which are denominated in Canadian Dollars and on which the Borrower has agreed to pay interest in accordance with Section 6.1;

"Prime Rate" means, with respect to Prime Loans, the greater of:

(a) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated demand loans made by the Agent in Canada; and

(b) the annual rate of interest equal to the CDOR Rate applicable to a bankers' acceptance having a one month term plus 75 basis points;

provided that, if the rates of interest in (a) and (b) above are equal, then the "Prime Rate" shall be the rate specified in (a) above;

"Remaining Lenders" has the meaning given to it in Section 12.16;

"Resignation Notice" has the meaning given to it in Section 12.16;

"Restricted Subsidiary" means any Subsidiary Guarantor (each of which shall be deemed to be a Restricted Subsidiary) and the other Subsidiaries listed in Schedule "M"; provided that:

(a) the Borrower may at any time designate that any other Subsidiary of the Borrower become a Restricted Subsidiary by written notice to the Agent thereof;

(b) the Borrower may designate that a Restricted Subsidiary (other than any Subsidiary Guarantor unless its Subsidiary Guarantee is being concurrently released) no longer be a Restricted Subsidiary by written notice to the Agent thereof if:

   (i) no Default or Event of Default would result from or be in existence immediately following the effective date of any such designation; and

   (ii) in the case of the financial covenants set forth in Section 9.3, in the reasonable opinion of the Borrower, no Default or Event of Default would reasonably be expected to result from any such designation at the end of the next Fiscal Quarter; and

(c) each such notice referred to in (a) and (b) above shall become effective upon delivery thereof to the Agent and shall be accompanied by an updated Schedule "M";

"Rollover" means:

(a) with respect to any Bankers' Acceptances, the issuance of new Bankers' Acceptances or the making of new BA Equivalent Advances (subject to the provisions hereof) in respect of all or any portion of such Bankers' Acceptances which are maturing at the end of the Interest Period applicable thereto, all in accordance with Section 3.11;

(b) with respect to any Libor Loan, the continuation of all or a portion of such Borrowing (subject to the provisions hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto; and

(c) with respect to any Documentary Credit, the extension or replacement of such Documentary Credit, provided the beneficiary thereof (including any successors or permitted assigns thereof) remains the same, the maximum amount available to be drawn thereunder is not increased, the currency in which the same is denominated remains the same and the terms upon which the same may be drawn remain the same;

"Rollover Date" means each Business Day on which Borrowings are rolled over pursuant to Section 3.11;

"Royal" means Royal Bank of Canada and its successors and permitted assigns;

"S&P" means Standard & Poor's Rating Service and its successors;

"Schedule I Bank" means any bank designated as a Schedule I Bank under the *Bank Act* (Canada);

"Schedule II Bank" means any bank designated as a Schedule II Bank under the *Bank Act* (Canada);

"Schedule III Bank" means any authorized foreign bank designated as a Schedule III Bank under the *Bank Act* (Canada);

"Security Interest" means any assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not, which secures payment or performance of an obligation but does not include a right of set off created in the ordinary course of business unless such right of set off is created for the purposes of securing repayment of indebtedness for borrowed money;

"Subordinated Debt" means any Indebtedness of the Borrower or any Subsidiary Guarantor which is subordinated to the Loan Indebtedness pursuant to a subordination agreement on terms and in a form satisfactory to the Lenders, acting reasonably;

"Subsidiary" means, with respect to a Person:

(a) any corporation of which at least a majority of the outstanding Voting Shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by such Person or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries;

(b) any partnership of which, at the time, such Person, or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c) any other Person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by such Person, or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries,

provided that, unless otherwise provided or the context otherwise requires, references herein to "Subsidiary" or "Subsidiaries" shall be deemed to refer to subsidiaries of the Borrower and further provided that a limited partnership shall be deemed to be a Subsidiary of the Borrower if and for so long as the Borrower directly, indirectly or beneficially owns or controls more than 50% of the partnership interests therein and the general partner of such limited partnership is a Subsidiary of the Trust;

"**Subsidiary Guarantee**" means a Guarantee substantially in the form of Schedule "N" to be given by a Restricted Subsidiary pursuant to subsection 8.1(d)(ii) or 9.4(a);

"**Subsidiary Guarantor**" means any Subsidiary of the Borrower which is party to a subsisting Subsidiary Guarantee;

"**Successor**" has the meaning given to it in subsection 9.2(a);

"**Swap**" means any Commodity Swap, Interest Swap or Currency Swap;

"**Swap Agreement**" means an agreement in any form, including an ISDA master agreement between the Borrower or any Subsidiary and any of the Swap Lenders, pursuant to which Swaps are entered into and includes all schedules attached or intended to be attached thereto;

"**Swap Lender**" means any Lender or its Affiliate that enters into a Swap Agreement (regardless of whether such Lender ceases to be a Lender after such Swap Agreement is entered into), but excluding, for certainty, any Swap Agreement entered into with any Lender or its Affiliate after such Lender's Commitment has been fully cancelled in accordance with the terms hereof or after such Lender has assigned all of its rights hereunder in accordance with Section 13.1;

"**Takeover**" has the meaning given to it in Section 3.3;

"**Takeover Lender**" has the meaning given to it in Section 3.3;

"**Takeover Loan**" has the meaning given to it in Section 3.3;

"**Target**" has the meaning given to it in Section 3.3;

"Tax" means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to a Lender, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority and any taxes which arise as a result of a breach of the assignment provisions of Section 13.1;

"Term Date" means in respect of each Lender as applicable:

(a) November 29, 2005; or

(b) if such date is extended pursuant to Section 3.13, the date to which it has been extended;

"Total Commitment" means the aggregate of the Commitments of each of the Lenders, as hereafter increased, reduced, cancelled or terminated from time to time pursuant to this Agreement, not to exceed $300,000,000;

"Transaction" has the meaning given to it in subsection 9.2(a);

"Trust" means AltaGas Income Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust;

"U.S. Base Rate" means, with respect to USBR Loans, the greater of:

(a) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on United States Dollar demand loans made by the Agent in Canada; and

(b) the annual rate of interest equal to the sum of the Federal Funds Rate (expressed for such purpose as a yearly rate per annum in accordance with Section 6.2), plus 75 basis points;

provided that if the rates of interest in (a) and (b) above are equal, then the "U.S. Base Rate" shall be rate specified in (a) above;

"USBR Loan" means the Borrowings, or a portion thereof, made available by the Lenders to the Borrower pursuant to Section 3.4, 3.10, or 3.11 and outstanding from time to time which are denominated in United States Dollars and on which the Borrower has agreed to pay interest in accordance with Section 6.2;

"United States Dollars", **"U.S. Dollars"** and **"US $"** means the lawful money of the United States of America;

"Unrestricted Subsidiary" means a Subsidiary which is not a Restricted Subsidiary;

"Voting Shares" means capital stock of any class of any corporation or other securities of that corporation or other securities of any other Person which carries voting rights to elect the board of directors (or other Persons performing similar functions) under any circumstances;

"Working Capital Deficit" means, as at the date of determination thereof, the amount, if any, by which the amount of Current Liabilities exceeds the amount of Current Assets at such date; and

"Working Capital Surplus" means, as at the date of determination thereof, the amount, if any, by which the amount of Current Assets exceeds the amount of Current Liabilities at such date.

1.2 Headings and Table of Contents

The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Unless something in the subject matter or context is inconsistent therewith, all references to Articles, Sections, subsections and Schedules are to Articles, Sections, subsections and Schedules to this Agreement. The words "hereto", "herein", "hereof", "hereunder", "herewith" and similar expressions mean and refer to this Agreement.

1.4 Rules of Interpretation

In this Agreement, unless otherwise specifically provided, (i) the singular includes the plural and vice versa, "month" means calendar month, "quarter" means calendar quarter, "in writing" or "written" includes printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception, including telecopier, (ii) references to any agreement, contract, document or other instrument means a reference to any such agreement, contract, document or other instrument as the same has been or may be amended, modified, supplemented or restated from time to time; provided that, if consent to any such amendment, modification, supplement or restatement is required under any Loan Document, such consent has been obtained, and (iii) references to any statute, act or other legislative enactment shall be to such statute, act or other legislative enactment as amended from time to time or replaced by a statute, act or other legislative enactment dealing with substantially the same subject matter as the statute, act or other legislative enactment so replaced.

1.5 Generally Accepted Accounting Principles

All financial statements required to be furnished by the Borrower to the Agent hereunder shall be prepared in accordance with Generally Accepted Accounting Principles. Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under Generally Accepted Accounting Principles and, except as otherwise provided herein, reference to any balance sheet item, statement of income item or statement of cash flows item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles.

1.6 Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in Calgary, Alberta.

1.7 Payment for Value

All payments required to be made hereunder shall be made for value on the required day in same day immediately available funds.

1.8 Monetary References

Whenever an amount of money is referred to herein, such amount shall, unless otherwise expressly stated, be in Canadian Dollars.

1.9 Waivers

Acceptance of payment by, or the delivery of any notice, document or other information to, a party hereto after a breach or non-fulfillment of any provisions of any of the Loan Documents requiring a payment or the delivery of any notice, document or other information will constitute a waiver of such breach or non-fulfillment and the curing of such breach or non-fulfillment, but will not rescind any Acceleration Notice given prior thereto in respect of such breach or non-fulfillment nor constitute a waiver or the curing of any other breach or non-fulfillment of the same or any other provision of any of the Loan Documents.

1.10 Transitional Provisions Regarding Existing Term Indebtedness

The transitional provisions in Schedule "O" shall apply with respect to certain portions of the Existing Term Indebtedness which are in existence on the Closing Date, as more particularly described in such Schedule.

1.11 Schedules

The following Schedules are incorporated in and form a part of this Agreement:

Schedule "A"	Notice of Drawdown, Repayment, Prepayment or Cancellation
Schedule "B-1"	Notice of Borrowing by Way of Bankers' Acceptance (Marketed)
Schedule "B-2"	Confirmation of Borrowing by Way of Bankers' Acceptance (Purchased)
Schedule "C"	Notice of Conversion
Schedule "D"	Notice of Rollover
Schedule "E-1"	Bankers' Acceptance Undertaking
Schedule "E-2"	Bankers' Acceptance Power of Attorney
Schedule "F"	Compliance Certificate
Schedule "G"	Lender Transfer Agreement
Schedule "H"	Opinion of Counsel to the Borrower
Schedule "I"	Request for Extension
Schedule "J"	Offer of Extension

Schedule "K"	Form of Issue Notice Documentary Credits
Schedule "L"	Form of Documentary Credit
Schedule "M"	Restricted Subsidiaries
Schedule "N"	Form of Subsidiary Guarantee
Schedule "O"	Transitional Provisions Regarding Existing Term Indebtedness

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties

The Borrower represents and warrants to each of the Lenders and the Agent (all of which representations the Borrower acknowledges are being relied upon by the Lenders and the Agent in entering into this Agreement), that:

(a) **Formation, Organization and Power of the Borrower**: the Borrower has been duly formed, is validly subsisting and is in good standing under the laws of the jurisdiction of its formation, is duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to maintain such registration or qualification does not have a Material Adverse Effect, and has the full power and capacity to own, lease or hold its properties and assets and conduct its business as presently conducted;

(b) **Formation, Organization and Power of the Restricted Subsidiaries**: Each Restricted Subsidiary has been duly formed, is validly subsisting and is in good standing under the laws of the jurisdiction of its formation, and is duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to maintain such registration or qualification does not have a Material Adverse Effect, and each has the full power and capacity to own, lease or hold its properties and assets and conduct its business as presently conducted;

(c) **Authority**: the execution, delivery, and performance by each of the Borrower and the Subsidiary Guarantors of each of the Loan Documents to which it is a party have been or will be, when executed and delivered, duly authorized by all necessary corporate or other action, are within its power and capacity, does not require any Governmental Approval and will not violate any provision of law or of its constating or other governing documents and will not result in the breach of, or constitute a default or require any consent under, or result in the creation of any Security Interest upon any of its property or assets pursuant to, any indenture or other agreement or instrument to which it is a party or by which it or its property may be bound or affected or any judgment, injunction, determination or award which is binding on it, except to the extent that any such breach, default or failure to obtain such consent does not have a Material Adverse Effect;

(d) **Execution and Delivery of Loan Documents**: each of the Loan Documents to which the Borrower or any Subsidiary Guarantor is a party has been or will be, when executed and delivered, duly executed and delivered by the Borrower or such Subsidiary Guarantor, as applicable;

(e) **Enforceability**: each Loan Document to which the Borrower or any Subsidiary Guarantor is a party is or will be when executed and delivered, a legal, valid and binding obligation of the Borrower or such Subsidiary Guarantor, as applicable, enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws from time to time in effect;

(f) **Financial Condition**: the audited annual consolidated Financial Statements for the Fiscal Year most recently ended are correct and complete in all material respects, have been prepared in accordance with Generally Accepted Accounting Principles consistently applied and, except as previously disclosed by the Borrower to the Agent in writing, since the last day of such Fiscal Year there has been no material adverse change in the financial condition, operations, business, assets or property of the Borrower and its Restricted Subsidiaries, taken as a whole, which has a Material Adverse Effect;

(g) **Litigation**: there are no suits or proceedings (including proceedings by or before any arbitrator, government commission, board, bureau or other administrative agency) pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Restricted Subsidiaries which, if determined adversely, would have a Material Adverse Effect and in respect of which there is a reasonable possibility of an adverse determination;

(h) **Compliance with Laws and Contracts**: the Borrower and each of its Restricted Subsidiaries is in compliance with all applicable federal, provincial, state and local laws, statutes and regulations and all contracts, agreements and employee benefit plans except to the extent failure to so comply does not have a Material Adverse Effect;

(i) **Environmental Matters**: the Borrower and each of its Restricted Subsidiaries have obtained all permits, licenses and other authorizations which are required under all applicable Environmental Laws except to the extent failure to have any such permit, license or authorization does not have a Material Adverse Effect; and the Borrower and each of its Restricted Subsidiaries is in compliance with all Environmental Laws and all terms and conditions of all such permits, licenses and authorizations, except to the extent failure to so comply does not have a Material Adverse Effect;

(j) **Environmental Condition of Property**: the properties and assets of the Borrower and its Restricted Subsidiaries:

(i) are not the subject of any outstanding orders from a Governmental Authority or otherwise alleging violation of any Environmental Laws except to the extent that any such order does not have a Material Adverse Effect; and

(ii) comply, with respect to their use and condition, with all Environmental Laws and all terms and conditions of all permits, licenses and other authorizations, which are required under all Environmental Laws except to the extent that failure to so comply does not have a Material Adverse Effect;

(k) **Events of Default**: no Default or Event of Default has occurred and is continuing;

(l) **Title to Assets**: subject only to Permitted Encumbrances, the Borrower and each of its Restricted Subsidiaries has good, valid and marketable title to all of its assets and properties except to the extent that failure to have same does not have a Material Adverse Effect and, except for Permitted Encumbrances, such assets and properties are not subject to any Security Interests;

(m) **Taxes**: the Borrower and each of its Restricted Subsidiaries has filed all income tax returns which were required to be filed by it and has paid or made provision for payment of all Taxes (including interest and penalties) which are due and payable by it (or has provided adequate reserves for the payment of any Tax, the payment of which is being contested by it), except to the extent that failure to do so does not have a Material Adverse Effect;

(n) **Ranking with Other Debt**: all payment obligations of the Borrower and the Subsidiary Guarantors under the Loan Documents to which it is a party rank at least pari passu in right of payment with its other most senior unsecured Indebtedness for borrowed money, other than payment obligations preferred by statute or by operation of law;

(o) **Accuracy of Information**: to the best of the Borrower's knowledge, information and belief, all information, materials and documents, including environmental reports and data, prepared by the Borrower or any of its Restricted Subsidiaries and delivered to the Agent in contemplation of the transaction contemplated by this Agreement or as required by the terms of this Agreement are true, complete and accurate in all material respects as at their respective dates, except to the extent that any failure to be true, complete and accurate in all material respects as at their respective dates does not have a Material Adverse Effect; and

(p) **Insurance**: the Borrower and its Restricted Subsidiaries have in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring such of their properties and operations as are required in order for the Borrower and its Restricted Subsidiaries to be in compliance with the provisions of subsection 9.1(e).

2.2 Deemed Representation and Warranty

Each request by the Borrower for a Drawdown pursuant to Section 3.4 (other than a Conversion pursuant to Section 3.10 or a Rollover pursuant to Section 3.11) or delivery of a Request for Extension pursuant to subsection 3.13(b) shall be deemed to be a representation and warranty by the Borrower to the Lenders that the matters referred to in Section 2.1 will be, as at the applicable Drawdown Date or Extension Date, true and correct as if made at and as of such date and that as of such Drawdown Date or Extension Date, as applicable, there exists no Default or Event of Default.

ARTICLE III
THE CREDIT FACILITY

3.1 Obligations of Each Lender

Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, each Lender agrees to make its respective Commitment available to the Borrower commencing on the Closing Date and ending on the Maturity Date applicable to such Lender by way of:

(a) **Prime Loans, USBR Loans and Libor Loans**: the advance of Prime Loans, USBR Loans and Libor Loans by such Lender and the delivery of the principal amount of such advance for the account of the Borrower through the Agent at the Agent's Accounts for Payments;

(b) **Bankers' Acceptances**: the acceptance of Bankers' Acceptances by such Lender and the delivery of the Discount Proceeds or the discounted proceeds of sale received by the Lenders (less the applicable fees payable by the Borrower to the Lenders pursuant to Section 6.4) in respect thereof for the account of the Borrower through the Agent at the Agent's Accounts for Payments; and

(c) **Documentary Credits**: the issuance of Documentary Credits by the Agent, on behalf of the Lenders, and the delivery of such Documentary Credits to the Borrower through the Agent at the Agent's Branch of Account.

Prior to the Term Date applicable to a Lender, the Borrower may increase or decrease Borrowings by obtaining Drawdowns and by making repayments in respect thereof. A Lender shall have no obligation to make any Borrowings if, after giving effect thereto, the Outstanding Principal owing to all Lenders would exceed the Total Commitment or the Outstanding Principal owing to such Lender would exceed such Lender's Commitment.

3.2 Purpose

Borrowings shall only be used for the general corporate purposes of the Borrower and its Subsidiaries including funding the repayment of existing Indebtedness, capital expenditures, acquisitions and Distributions and providing liquidity support for the Borrower's or any Restricted Subsidiary's commercial paper program.

3.3 Takeover

In the event the Borrower wishes to utilize Borrowings to, or to provide funds to any Subsidiary to, offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any Person (other than pursuant to a transaction which is not subject to or which is exempt from the formal takeover bid rules under applicable securities laws, rules and policies) (the "**Target**") where, as of the date of the offer to acquire, the securities that are subject to the offer to acquire, together with the securities of such Person that are beneficially owned, or over which control or direction is exercised, by the Borrower and its Subsidiaries and any Person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute in the aggregate twenty percent (20%) or more of all of the outstanding securities of that class of securities of the Person (a "**Takeover**"), then either:

(a) **Agreement of the Target Entity**: the Borrower shall provide to the Agent evidence satisfactory to the Agent, acting reasonably, of the agreement of the board of directors or like body of the Target approving the Takeover; or

(b) **No Conflict by Lenders**: the following steps shall be followed:

(i) at least seven (7) Business Days prior to the delivery of any notice to the Agent pursuant to Section 3.4 requesting Borrowings intended to be utilized for such Takeover, the Chairman, President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Treasurer of AltaGas shall advise the Agent who shall promptly advise each Lender of the particulars of such Takeover in sufficient detail to enable such Lender to determine whether it has a conflict of interest if Borrowings from such Lender are utilized by the Borrower for such Takeover;

(ii) within five (5) Business Days of being so advised, each Lender shall notify the Agent of such Lender's determination, acting reasonably, as to whether such a conflict of interest exists (such determination to be made by such Lender having regard to such Lender's then existing policies with respect to same), provided that in the event such Lender does not so notify the Agent within such five (5) Business Day period, such Lender shall be deemed to have notified the Agent that it has no conflict of interest; and

(iii) the Agent shall promptly notify the Chairman, President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Treasurer of AltaGas of each Lender's determination;

and in the event that any Lender has such a conflict of interest, then upon the Agent so notifying the Borrower, such Lender shall have no obligation to provide Borrowings for such Takeover notwithstanding any other provision of this

Agreement to the contrary; provided, however, that each other Lender (a "**Takeover Lender**") which has no such conflict of interest shall have an obligation, up to the amount of its Commitment, to provide Borrowings for such Takeover, and Borrowings for such Takeover shall be provided by each Takeover Lender in accordance with the ratio that its Commitment bears to the aggregate of the Commitments of all the Takeover Lenders.

(c) **Takeover Loans**: If Borrowings are utilized for the purposes of a Takeover (a "**Takeover-Loan**") and there are Lenders other than Takeover Lenders (the "**Non-Takeover Lenders**"), the Lender's Proportion of each Non-Takeover Lender shall be temporarily adjusted in accordance with subsection 3.3(b) and, subject to Section 5.4, subsequent Borrowings shall be funded firstly by Non-Takeover Lenders, in each case, until such time as the Lender's Proportion of each Takeover Lender and Non-Takeover Lender is equal to such Lender's Proportion in effect immediately prior to the advance of the Takeover Loan.

3.4 Drawdowns

Subject to the provisions of this Agreement, the Borrower may borrow, repay and reborrow by way of Borrowings from each Lender up to such Lender's Commitment by:

(a) **Prime Loans**: borrowing Prime Loans from the Lenders in minimum aggregate amounts of Cdn $2,000,000 and in multiples of Cdn $100,000 thereafter upon the Business Day on which prior written notice is given (in the case of a Prime Loan not exceeding Cdn $10,000,000) or upon one (1) Business Day prior written notice (in the case of a Prime Loan exceeding Cdn $10,000,000);

(b) **USBR Loans**: borrowing USBR Loans from the Lenders in minimum aggregate amounts of US $2,000,000 and in multiples of US $100,000 thereafter upon the Business Day on which prior written notice is given (in the case of a USBR Loan not exceeding US $10,000,000) or upon one (1) Business Day prior written notice (in the case of a USBR Loan exceeding US $10,000,000);

(c) **Libor Loans**: borrowing Libor Loans from the Lenders in minimum aggregate amounts of US $5,000,000 and in multiples of US $100,000 thereafter upon three (3) Business Days' prior written notice;

(d) **Bankers' Acceptances**: issuing Bankers' Acceptances to be accepted and, if applicable, purchased by the Lenders in minimum aggregate amounts of Cdn $5,000,000, and in multiples of Cdn $100,000 thereafter upon one (1) Business Day prior written notice;

(e) **Documentary Credits**: the Agent issuing, on behalf of the Lenders, Documentary Credits in Canadian Dollars or United States Dollars in any face amount upon at least three (3) Business Day's prior written notice,

each such notice to be given to the Agent at the Agent's Branch of Account by 9:00 a.m. (Calgary time) on the day such notice is to be given and to be substantially in the form of

Schedule "A" in respect of Prime Loans, USBR Loans, Libor Loans and Bankers' Acceptances and, in respect of Documentary Credits, substantially in the form of Schedule "K". Any such notice may be given by telephone and in such case shall be followed by delivery on the day of such telephone notice of a written confirmation by the Borrower to the Agent of such telephone notice.

3.5 Conditions Applicable to Bankers' Acceptances

(a) **Purchase of Bankers' Acceptances by Lenders**: Subject to the terms and conditions of this Agreement, each Lender hereby agrees to accept its Lender's Proportion of Bankers' Acceptances issued by the Borrower pursuant to Sections 3.4, 3.10 and 3.11 and, at the election of the Borrower pursuant to subsection 3.5(i), purchase at the applicable Discount Rate such Bankers' Acceptances and provide to the Agent for the account of the Borrower the Discount Proceeds thereof less the applicable fees payable by the Borrower to such Lender pursuant to Section 6.4. Notwithstanding that the Borrower has not elected to have the Lenders purchase Bankers' Acceptances issued by it, the Borrower may request that any Lender quote on the purchase thereof and any Lender may or may not so quote; provided that in such circumstances nothing herein shall obligate the Lenders to purchase Bankers' Acceptances or require the Borrower to sell Bankers' Acceptances to the Lenders. Any Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances purchased by it.

(b) **Delivery of Notice**: If the Borrower has not elected to have the Lenders purchase Bankers' Acceptances to be issued by it, the Borrower shall, at or prior to 9:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date relating to any Bankers' Acceptances to be issued hereunder, deliver to the Agent at the Agent's Branch of Account written notice with respect to such Bankers' Acceptances in the form of Schedule "B-1".

(c) **Payment to Borrower**: On the applicable Drawdown Date, Conversion Date or Rollover Date relating to any issue of Bankers' Acceptances, each Lender shall:

(i) if the Borrower has not elected to have the Lenders purchase such Bankers' Acceptances, deliver the discounted proceeds of the sale of such Bankers' Acceptances received by it (less any fees payable to such Lender in respect thereof pursuant to Section 6.4), for the account of the Borrower through the Agent at the Agent's Accounts for Payments; and

(ii) if the Borrower has elected to have the Lenders purchase such Bankers' Acceptances pursuant to subsection 3.5(i), deliver the Discount Proceeds thereof (less any fees payable to such Lender in respect thereof pursuant to Section 6.4), for the account of the Borrower through the Agent at the Agent's Accounts for Payments.

provided that in order to satisfy all or part of the continuing liability of the Borrower to a Lender for the face amount of maturing Bankers' Acceptances accepted by a Lender which are being rolled over, such Lender shall receive and retain for its own account the discounted proceeds or Discount Proceeds, as applicable, of the new Bankers' Acceptances accepted by such Lender as part of such Rollover.

(d) **Waiver of Presentment and Other Conditions**: The Borrower waives presentment for payment and, except to the extent of the negligence or wilful misconduct of any Lender referred to in subsection 3.5(f), any other defence to payment of any amounts due to a Lender in respect of a Bankers' Acceptance accepted and, if applicable, purchased by it pursuant to this Agreement which might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by such Lender in its own right and the Borrower agrees not to claim any days of grace if such Lender as holder sues the Borrower on the Bankers' Acceptance for payment of the amount payable by the Borrower thereunder. On the specified maturity date of a Bankers' Acceptance, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall, subject to subsection 3.5(g), pay the Agent on behalf of the Lender that has accepted and, if applicable, purchased such Bankers' Acceptance, the full face amount of such Bankers' Acceptance and following receipt of such payment the Lender shall be solely responsible for any payment to the holder thereof.

(e) **Terms of Each Bankers' Acceptance**: Each Bankers' Acceptance shall:

(i) have a term of approximately one (1), two (2), three (3) or six (6) months (excluding days of grace) subject to market availability (or, subject to the agreement of the Lenders, a longer or shorter period);

(ii) be in the standard form of the Lender accepting the same;

(iii) be denominated in whole multiples of Cdn $100,000; and

(iv) have a term to maturity which is not inconsistent with the repayment of Borrowings in accordance with Section 5.2;

provided that if the term selected by the Borrower would exceed the Maturity Date applicable to any Lender which is participating in such Borrowing, the Borrower may, at its option, select two different terms for any Borrowing by way of Bankers' Acceptances and the Agent will allocate such Bankers' Acceptances to each participating Lender in a manner which ensures that the term of any Bankers' Acceptances accepted by any Lender will not exceed the Maturity Date applicable to such Lender but such Borrowing shall still be required to be made in a manner which complies with subsection 3.9(a).

(f) **Delivery of Blank Bankers' Acceptances**: If the power of attorney referred to in subsection 3.5(l) is revoked with respect to any Lender, then as a condition precedent to each Lender's obligation to accept and, if applicable, purchase Bankers' Acceptances hereunder, the Borrower shall have delivered to such Lender through the Agent at the Agent's Branch of Account sufficient bankers' acceptances endorsed in blank in sufficient time for such Lender to forward to and hold the same at its Toronto offices for issuance in accordance with a request from the Borrower. No Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such bankers' acceptance endorsed in blank except any loss arising by reason of the negligence or wilful misconduct of such Lender or its officers, employees, agents or representatives or any loss arising by reason of such Lender or its officers, employees, agents or representatives failing to use the same standard of care in the custody of such bankers' acceptances endorsed in blank as such Lender uses in the custody of its own property of a similar nature. The Agent shall maintain a record with respect to such bankers' acceptances endorsed in blank that are received from the Borrower and that are delivered to a Lender hereunder. Each Lender shall maintain a record with respect to such Bankers' Acceptances endorsed in blank that are:

(i) received by such Lender from the Agent;

(ii) voided by such Lender for any reason;

(iii) accepted and, if applicable, purchased by such Lender hereunder; and

(iv) cancelled by such Lender at the maturity thereof.

Each Lender agrees to provide such record to the Agent upon request therefor by the Agent as well as concurrently with any request by such Lender to the Agent for any additional such bankers' acceptances endorsed in blank which are required from the Borrower. The Agent shall provide a report of such records received by the Agent to the Borrower upon request from the Borrower.

(g) **Failure to Give Notice**: If the Borrower fails to give notice to the Agent at the Agent's Branch of Account of the method of repayment of a Bankers' Acceptance prior to the date of maturity of such Bankers' Acceptance in accordance with the same period of notice required for the original acceptance of each such Bankers' Acceptance as provided in Section 3.4, the face amount of such Bankers' Acceptance shall be converted on its maturity to a Prime Loan pursuant to Section 3.10.

(h) **Execution of Bankers' Acceptances**: Subject to subsection 3.5(f), Bankers' Acceptances of the Borrower which are endorsed by or on behalf of the Borrower shall be signed by a duly authorized signatory or duly authorized signatories of the Borrower and may, at the option of the Borrower, be signed by way of affixing a reproduction of the signature or signatures of such duly authorized signatory or signatories. Notwithstanding that any Person whose signature appears on any Bankers' Acceptance as a signatory may no longer be an authorized signatory of the Borrower at the date of issuance of a Bankers' Acceptance, and notwithstanding that the signature affixed may be a reproduction only, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and as if such signature had been manually applied, and any such Bankers' Acceptance so signed shall be binding on the Borrower. The Lenders shall not be responsible or liable for any failure to make credit available by way of Bankers' Acceptances if such failure is due to the failure of the Borrower to return duly pre signed and pre endorsed Bankers' Acceptance forms to the Lenders on a timely basis.

(i) **Lenders to Purchase**: The Borrower shall be entitled to elect to have the Lenders purchase all, but not less than all, of any Bankers' Acceptances issued by the Borrower on the applicable Drawdown Date, Conversion Date or Rollover Date by advising the Lenders of such election in any written notice of Borrowing by way of Bankers' Acceptances in the form of Schedule "A" or notice of Conversion to a Bankers' Acceptance in the form of Schedule "C" or notice of any Rollover to a Bankers' Acceptance in the form of Schedule "D". If the Borrower fails to advise the Lenders of any such election in any such written notice, it shall be deemed not to have elected to have the Lenders purchase such Bankers' Acceptances.

(j) **Prepayment**: A Bankers' Acceptance may only be repaid on its maturity date unless, prior to such maturity date, the Borrower delivers to the Agent for distribution to the accepting Lender such discounted amount in respect of such Bankers' Acceptance as such Lender, acting reasonably, advises the Agent and the Borrower will enable such Lender, based upon the rate of return the Lender will be able to earn on the funds so received, to pay the full face amount of such Bankers' Acceptance on its maturity.

(k) **BA Equivalent Advances**: Notwithstanding the foregoing provisions of this Section 3.5, a Non-Acceptance Lender shall, in lieu of accepting and, if applicable, purchasing, Bankers' Acceptances, make a BA Equivalent Advance. The amount of each BA Equivalent Advance shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances on the basis that the Borrower had elected to have the Lenders purchase such Bankers' Acceptances and which, but for this subsection 3.5(k), such Non-Acceptance Lender would otherwise be required to accept and purchase as part of such a Borrowing by way of Bankers' Acceptances. To determine the amount of the Discount Proceeds, the hypothetical sale shall be deemed to take place at the Non-Acceptance Discount Rate applicable to such Non-Acceptance Lender. Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be, and shall remain outstanding for the term of the Bankers' Acceptances issued concurrently therewith by any Lenders with the same applicable Maturity Date as such Non-Acceptance Lender (or, if there are no other such Lenders, for such other term as may be selected by the Agent acting reasonably). Concurrent with the making of a BA Equivalent Advance, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the applicable BA Acceptance Fee which, but for this subsection 3.5(k), such Non-Acceptance Lender would otherwise be entitled to receive as part of such issue of Bankers' Acceptances. Upon the maturity date for such Bankers' Acceptances, the Borrower shall pay to each Non-Acceptance Lender, in satisfaction of the BA Equivalent Advance and interest accrued thereon, an amount equal to the face amount of the Bankers' Acceptance which, but for this subsection 3.5(k), such Lender would otherwise have been required to accept as part of such Borrowing by way of Bankers' Acceptance failing which such amount shall be converted to a Prime Loan. All references in this Agreement to "Bankers' Acceptances" shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non-Acceptance Lender as part of a Borrowing by way of Bankers' Acceptances.

(l) **Bankers' Acceptance Undertaking**: The Borrower agrees to the undertaking annexed hereto as Schedule "E-1" regarding Bankers' Acceptances.

(m) **Power of Attorney Respecting Bankers' Acceptances**: The Borrower agrees to the power of attorney annexed hereto as Schedule "E-2", enabling such Lender to execute and deliver Bankers' Acceptances for and on behalf of the Borrower.

3.6 Agent's Duties re Bankers' Acceptances

(a) **Advice to the Lenders**: The Agent, promptly following receipt of a notice of Borrowing by way of Bankers' Acceptance in the form of Schedule "A" or a notice of Conversion of a Borrowing to a Bankers' Acceptance in the form of Schedule "C" or a notice of any Rollover of a Bankers' Acceptance in the form of Schedule "D", shall:

(i) advise the Borrower of the allocation of Bankers' Acceptances to each Lender such that the aggregate amount of Bankers' Acceptances required to be accepted by such Lender hereunder is, subject to subsection 3.9(b), in a whole multiple of Cdn $100,000; and

(ii) if the Borrower has elected to have the Lenders purchase such Bankers' Acceptances pursuant to subsection 3.5(i), advise each Lender of the face amount of each Bankers' Acceptance to be purchased by it and the term thereof, which term shall, subject to subsection 3.5(e), be identical for all Lenders. By no later than 8:30 a.m. (Calgary time) on each Drawdown Date, Conversion Date or Rollover Date on which the Lenders are required to purchase Bankers' Acceptances hereunder, the BA Reference Lenders, if applicable, shall advise the Agent of the applicable rate to be used by the Agent in the calculation of the Discount Rate in respect of such Bankers' Acceptances.

(b) **Bankers' Acceptances Not Being Purchased**: If the Borrower has not elected to have the Lenders purchase Bankers' Acceptances issued by it hereunder, the

Agent, promptly following receipt of a notice of Borrowing by way of Bankers' Acceptance in the form of Schedule "B-1", shall provide telephone advice to each Lender on or before 9:00 a.m. (Calgary time) of the amount of each issue of Bankers' Acceptances to be accepted by it, the face amount of each Bankers' Acceptance, the discounted proceeds of sale deliverable in respect thereof, the Person to whom the Bankers' Acceptances are to be delivered against delivery of the discounted proceeds of sale in respect thereof, and the term thereof, which term shall, subject to subsection 3.5(e), be identical for all Lenders. Such advice shall be confirmed in writing at or prior to 2:30 p.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date by delivery to each Lender by the Agent in accordance with usual banking practice.

(c) **Bankers' Acceptances Being Purchased**: If the Borrower has elected to have the Lenders purchase Bankers' Acceptances issued by it pursuant to subsection 3.5(i), then on or prior to 9:30 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date relating to all Bankers' Acceptances to be purchased by the Lenders on such date, the Agent shall provide telephone advice to the Borrower and each Lender confirming the particulars provided for in Schedule "B-2" with respect to such Bankers' Acceptances. Such advice shall be confirmed in writing on or prior to 2:30 p.m. (Calgary time) on such Drawdown Date, Conversion Date or Rollover Date by delivery to the Borrower and each Lender of a written confirmation in the form of Schedule "B-2" with respect to such Bankers' Acceptances.

(d) **Completion of Bankers' Acceptance When Not Being Purchased**: Upon receipt of the telephone advice pursuant to subsection 3.6(b), each Lender is thereupon authorized to complete bankers' acceptances held by it in blank and deliver such Bankers' Acceptances to the Person designated to receive such Bankers' Acceptances upon receipt by such Lender of the discounted proceeds of sale payable in respect thereof, in accordance with the particulars so advised by the Agent.

(e) **Completion of Bankers' Acceptance When Being Purchased**: Upon receipt of the telephone advice pursuant to subsection 3.6(c), each Lender is thereupon authorized to complete bankers' acceptances held by it in blank in accordance with the particulars so advised by the Agent.

3.7 Conditions Applicable to Documentary Credits

(a) **Documentary Credits**: The Agent shall issue Documentary Credits for the account of the Borrower on behalf of each Lender other than any Lender the Maturity Date applicable to which is earlier than the expiration date of the Documentary Credit (such issuing Lenders, the "**Applicable Lenders**"), and each Lender severally agrees that the Agent shall issue Documentary Credits on its behalf, on the terms and subject to the conditions of this Agreement and on any Business Day prior to the Maturity Date (each such issue of Documentary Letters of Credit being referred to in this Section 3.7 as an "**Issue**").

(b) **Issue Notice**: Each Issue shall be made on notice (an "**Issue Notice**") given by the Borrower to the Agent not later than 9:00 a.m. (Calgary time) on three (3) Business Days prior written notice, or such shorter period as may be agreed to by the Agent. The Issue Notice shall be in substantially the form of Schedule "K", shall be irrevocable and binding on the Borrower and shall specify (i) the requested date of Issue (the "**Issue Date**"); (ii) the face amount of the Documentary Credit, provided, however, that the aggregate undrawn amount of outstanding Documentary Credits shall not exceed $200,000,000; (iii) the expiration date of the Documentary Credit, provided, however, that no expiration date shall be more than one year from the Issue Date but in any event not later than five (5) days prior to the Maturity Date applicable to an Applicable Lender; (iv) the names of the Applicable Lenders; and (v) the name and address of the beneficiary. Promptly upon receipt of an Issue Notice, the Agent shall notify each Applicable Lender thereof, which notice from the Agent shall also specify each Applicable Lender's Applicable Percentage (as defined below) of such Documentary Credit.

(c) **Form of Documentary Credit**: Each Documentary Credit shall be substantially in the form of Schedule "L", with any such change to such form as the Agent shall determine in good faith and on a commercially reasonable basis which does not materially increase the obligations, or materially diminish the rights, of any Applicable Lender relative to such form, or which all of the Applicable Lenders shall approve; provided that, without the prior written consent of each Lender no Documentary Credit may be issued that would vary the several nature of the obligations of the Applicable Lenders thereunder.

(d) **Agent to Execute as Attorney-In-Fact for the Lenders**:

(i) Each Documentary Credit shall be executed and delivered by the Agent in the name of and on behalf of, and as attorney in fact for each Applicable Lender. The Agent shall act under each Documentary Credit as the agent of each Applicable Lender to (A) receive drafts, other demands for payment and other documents presented by the beneficiary thereunder; (B) determine whether such drafts, demands and documents are in compliance with the terms and conditions of such Documentary Credit; and (C) notify the Applicable Lenders and the Borrower that a valid drawing has been made and the date that the related payment by the Applicable Lenders thereunder is to be made; provided that the Agent, except as Applicable Lender, shall have no obligation or liability for any such payment under any Documentary Credit, and each Documentary Credit shall expressly so provide. Each Lender hereby irrevocably appoints and designates the Agent as its attorney-in-fact, acting through any duly authorized officer of the Agent, to execute and deliver in the name and on behalf of such Lender at any time prior to the Maturity Date in respect of such Lender each Documentary Credit to be issued hereunder in respect of which it is an Applicable Lender. Promptly upon the request of the Agent, each Applicable Lender will furnish to the Agent such powers of attorney or other evidence as any beneficiary thereunder may reasonably request in order to demonstrate that the Agent has the power to act as attorney in fact for such Lender to execute and deliver such Documentary Credit. The Borrower and the Lenders agree that each Documentary Credit shall provide that all drafts and other documents presented thereunder shall be delivered to the Agent and that all payments thereunder shall be made by the Lenders obligated thereon through the Agent. Each Lender shall be severally liable under each Documentary Credit in respect of which it is an Applicable Lender rateably and proportionately in accordance with the respective Lender's Proportions of those Lenders that are Applicable Lenders on the date of the issuance of such Documentary Credit (the "**Applicable Percentage**") and each Documentary Credit shall specify each Applicable Lender's Applicable Percentage of the amount payable thereunder.

(ii) The Agent shall maintain records showing the undrawn and unexpired amount of Documentary Credits outstanding hereunder and each Lender's share of such amount and showing for each Documentary Credit issued hereunder (A) the issuance date and expiration date thereof; (B) the amount thereof; (C) the Applicable Lenders in respect of such Documentary Credit, (D) the date and amount of all payments made thereunder; and (E) for each Applicable Lender in respect of such Documentary Credit, such Lender's Applicable Percentage of the amount of such Documentary Credit. The Agent shall make copies of such records available to the Borrower or any Lender upon its request.

(e) **Procedure for Issuance of Documentary Credits**: Not later than 10:00 a.m. (Calgary time) on an applicable Issue Date, the Agent, as attorney-in-fact for the Lenders will complete and issue or arrange to have completed and issued the relevant Documentary Credit:

(i) dated the Issue Date specified in the applicable Issue Notice;

(ii) in favour of the beneficiary specified in the applicable Issue Notice;

(iii) subject to subsection 3.7(b)(ii), in a face amount specified in the applicable Issue Notice; and

(iv) subject to subsection 3.7(b)(iii), with the expiration date specified in the applicable Issue Notice.

Upon issuance of a Documentary Credit, the Agent shall give prompt notice thereof to the Borrower and each Applicable Lender thereunder.

(f) **Payments and Reimbursements of Amounts Drawn Under Documentary Credits**:

(i) The Borrower and each Lender hereby authorize the Agent to review on behalf of each Lender each draft and other document presented under each Documentary Credit in respect of which the Lender is an Applicable Lender. The determination of the Agent as to the conformity of any documents presented under a Documentary Credit to the requirements of such Documentary Credit shall, in the absence of the Agent's gross negligence or wilful misconduct, be conclusive and binding on the Borrower and each Lender. The Agent shall, within a reasonable time following the receipt thereof, examine all documents purporting to represent a demand for payment under any Documentary Credit. The Agent shall promptly after such examination (i) notify each of the Applicable Lenders obligated under such Documentary Credit and the Borrower by telephone (confirmed in writing) of such demand for payment and of the Applicable Percentage for each Lender of such payment; (ii) deliver to each Applicable Lender and the Borrower a copy of each document purporting to represent a demand for payment under such Documentary Credit; and (iii) notify each Applicable Lender and the Borrower whether said demand for payment was properly made under the relevant Documentary Credit. With respect to any drawing determined by the Agent to have been properly made under a Documentary Credit, each Applicable Lender will make its Applicable Percentage of the applicable payment in respect of such Documentary Credit in accordance with its liability under such Documentary Credit and this Agreement, such payment to be made to the Agent for such account as the Agent shall advise. The Agent will make any payments made available to it by the Applicable Lenders to the beneficiary of such Documentary Credit by promptly crediting the amounts so received, in like funds, to the account identified by such beneficiary in connection with such demand for payment. Promptly following any payment by any Lender in respect of any Documentary Credit, the Agent will notify the Borrower of such payment; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligations to reimburse the Lenders with respect to any such payment. The responsibility of the Agent and the Applicable Lenders in connection with any draft presented for payment under any Documentary Credit shall, in addition to any payment obligation expressly provided for in such Documentary Credit, be limited to determining through the Agent that the documents (including each draft) delivered under such Documentary Credit in connection with such presentment are in conformity with the requirements of such Documentary Credit.

(ii) The Borrower agrees to reimburse each Lender for each payment made by such Lender under any Documentary Credit. The Borrower shall make such reimbursement by paying to the Agent, for the account of the

Lenders, the full amount of each payment made by the Lenders. The Borrower shall also pay and reimburse the Lenders for all fees, charges and other costs and expenses incurred by the Lenders in connection with such payment, as notified by the Lenders to the Borrower through the Agent. Each reimbursement payment shall be due and payable on the date on which the Agent notifies the Borrower of the amount of such reimbursement obligation. Notwithstanding the foregoing, if the Borrower does not fully reimburse each Lender for such amounts, the Borrower shall be deemed to have effected a Conversion of such Documentary Credit into (A) a Prime Loan, in the case of a Documentary Credit denominated in Canadian Dollars; and (B) a USBR Loan, in the case of a Documentary Credit denominated in US Dollars, in each case to the extent of the payment made by such Lender thereunder and not reimbursed by the Borrower.

(iii) Subject to the last sentence in subsection 3.7(f)(ii), the reimbursement obligation of the Borrower under any Documentary Credit shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including (A) any lack of validity or enforceability of a Documentary Credit; (B) the existence of any claim, set off, defence or other right which the Borrower may have at any time against a beneficiary, the Agent, a Lender or any other Person, whether in connection with the Loan Documents and the transactions contemplated therein or any other transaction (including any underlying transaction between the Borrower and the beneficiary); (C) any certificate or other document presented with a Documentary Credit proving to be forged, fraudulent or invalid or any statement in it being untrue or inaccurate; (D) the existence of any act or omission or any misuse of, a Documentary Credit or misapplication of proceeds by the beneficiary, including any fraud in any certificate or other document presented with a Documentary Credit in each case unless, before payment of a Documentary Credit, (1) the Borrower has delivered to the Agent and the Lenders a written notice of the fraud together with a written request that it refuse to honour such drawing, (2) the fraud by the beneficiary has been established to the knowledge of the Agent so as to make the fraud clear or obvious to it, and (3) in the case of fraud in the underlying transaction between the Borrower and the beneficiary, the fraud is of such character as to make the demand for payment by the beneficiary under the Documentary Credit a fraudulent one; or (E) the existence of a Default or Event of Default.

(iv) Neither the Agent nor the Lenders shall be responsible for (A) errors, omissions, interruptions or delays in transmission or delivery of any messages by mail, telecopy or otherwise; (B) errors in interpretation of technical terms; (C) any loss or delay in the transmission of any document required in order to make a drawing; and (D) any consequences arising from causes beyond the control of the Agent or the Lenders, including the acts or omissions, whether rightful or wrongful, of any Governmental Authority. None of the above shall affect, impair, or prevent the vesting of any Lenders' rights or powers under this Agreement. Any action taken or omitted by the Lenders under or in connection with any Documentary Credit taken or omitted in good faith shall not put the Lenders under any resulting liability to the Borrower provided that the Lenders act in accordance with the standards of reasonable care specified in the Uniform Customs and Practice for Documentary Credits (1993 Revision), ICC Publication 500 (or any replacement publication), as such publication may be amended from time to time or otherwise in accordance with the International Standby Practises - ISP98 (ICC Publication No. 590).

(v) The Agent shall not be required to make any payment under the Documentary Credit in excess of the amount received by it from the Lenders for such payment. Promptly after making a payment under a Documentary Credit on behalf of the Lenders liable thereunder, the Agent shall remit to each Lender that remitted funds to the Agent in respect of such payment such Lender's Applicable Percentage of the payments received by the Agent from the Borrower in respect of such payment.

(g) **Indemnification; Nature of Agent's and Lender's Duties:**

In addition to amounts payable as elsewhere provided in this Section 3.7, the Borrower hereby agrees to protect, indemnify, pay and save the Agent and each Lender harmless from and against any and all claims or losses (including reasonable legal fees and expenses) which the Agent and the Lenders may incur or be subject to as a consequence, direct or indirect, of (A) the application for or issuance of or drawing under any Documentary Credit, other than as a result of the negligence or wilful misconduct of the Agent and the Lenders as determined by a court of competent jurisdiction, provided that the Agent and each Lender acts in good faith; or (B) the failure of the Agent and Lenders to honour a drawing under any Documentary Credit as a result of any act or omission, whether rightful or wrongful, of any present or future *de jure* or *de facto* government or Governmental Authority prohibiting the payment of such drawing.

(h) **Repayments:**

(i) If the Borrower shall have elected to or be required to repay the Borrowings, then the Borrower shall pay to the Agent, to the extent required pursuant to this Agreement and in the amount provided herein, an amount equal to each Lenders' contingent liability in respect of each Documentary Credit (if any) outstanding hereunder, including any Documentary Credit which is the subject matter of any order, judgment, injunction or other such determination (a "**Judicial Order**") restricting payment by any Lenders under and in accordance with such Documentary Credit beyond the expiration date stated therein other than any Judicial

Order permanently enjoining the Applicable Lender from paying under such Documentary Credit.

(ii) Each Lender shall, with respect to any Documentary Credit in respect of which it is an Applicable Lender, upon the date on which any final and non-appealable order, judgment or other such determination has been rendered or issued either terminating the applicable Judicial Order or permanently enjoining such Lender from paying under such Documentary Credit, pay to the Borrower an amount equal to the aggregate of the difference between the amount paid to such Lender pursuant to subsection 3.7(h)(i) and the amounts paid by such Lender under such Documentary Credit and interest on such amount determined at such Lender's applicable wholesale deposit rate per annum. This payment obligation shall survive the termination of this Agreement.

(iii) Each Lender shall with respect to any Documentary Credit in respect of which it is an Applicable Lender, upon the earlier of (A) the date on which either the original counterpart of such Documentary Credit is returned to the Agent for cancellation, or such Documentary Credit Lender is released by the beneficiary from any further obligations in respect thereof; and (B) the expiry of such Documentary Credit, pay to the Borrower an amount equal to the aggregate of the difference between the amount paid to such Lender pursuant to subsection 3.7(h)(i) and the amounts paid by such Lender under such Documentary Credit and interest on such amount determined at such Lender's applicable wholesale deposit rate per annum. This payment obligation shall survive the termination of this Agreement.

3.8 Notice of Repayment

The Borrower shall give the Agent, at the Agent's Branch of Account, prior written notice of each repayment of Borrowings in accordance with the same period of notice required pursuant to Section 3.4 for the initial drawdown of the basis of Borrowing being repaid, such notice to be substantially in the form of Schedule "A". Notwithstanding the foregoing,

(a) a Bankers' Acceptance shall only be repaid on its maturity date unless the Borrower shall have complied with subsection 3.5(j) and Section 5.5;

(b) a Libor Loan shall only be repaid on the last day of the applicable Interest Period unless the Borrower pays breakage costs pursuant to Section 5.6; and

(c) a Documentary Credit may be returned for cancellation at any time but shall only be repaid if and to the extent drawn unless the Borrower shall have complied with subsection 3.7(h).

3.9 Pro Rata Treatment of Borrowings

(a) **Pro Rata Borrowings**: Subject to Sections 1.10 and 3.3 and subsections 3.7(a), 3.9(b) and 3.13(i), each Borrowing and each basis of Borrowing shall be made available by each Lender and all repayments and reductions in respect thereof shall be made and applied in a manner so that the Borrowings and each basis of Borrowing outstanding hereunder to each Lender will, to the extent possible, thereafter be in the same proportion as each Lender's Proportion. The Agent is authorized by the Borrower and each Lender to determine, in its sole and unfettered discretion, the amount of Borrowings and each basis of Borrowing to be made available by each Lender and the application of repayments and reductions of Borrowings to give effect to the provisions of this subsection 3.9(a), and Section 7.2; provided that no Lender shall, as a result of any such determination, have Borrowings outstanding in an amount which is in excess of the amount of its Commitment.

(b) **Agent's Discretion on Allocation**: In the event it is not practicable to:

(i) allocate each basis of Borrowing in accordance with subsection 3.9(a), by reason of the occurrence of circumstances described in Section 11.2 or Section 11.3; or

(ii) allocate Bankers' Acceptances to each Lender in accordance with subsection 3.9(a) such that the aggregate amount of Bankers' Acceptances required to be accepted or purchased by such Lender hereunder is in a whole multiple of Cdn $100,000;

the Agent is authorized to make such allocation as it determines in its sole and unfettered discretion may be equitable in the circumstances but no Lender shall, as a result of any such allocation, have Borrowings outstanding in an amount which is in excess of the amount of its Commitment.

(c) **Further Assurances by Borrower**: To the extent reasonably possible, the Borrower and each Lender agrees to be bound by and to do all things necessary or appropriate to give effect to the provisions of this Section 3.9.

3.10 Conversions

The Borrower may, during the term of this Agreement and if no Event of Default has occurred which is continuing, upon giving the Agent at the Agent's Branch of Account prior written notice of a conversion in accordance with the period of notice and other requirements set out in Section 3.4 (other than delivery of a notice in the form of Schedule "A") in respect of the basis of Borrowing to which any Borrowing is being converted, such notice to be substantially in the form of Schedule "C", convert any basis of Borrowing to another basis of Borrowing; provided that a Bankers' Acceptance may only be converted on its maturity date (unless the Borrower shall have complied with subsection 3.5(j) and Section 5.5), a Libor Loan may only be converted on the last day of the applicable Interest Period (unless the Borrower pays breakage costs to the Lenders calculated in accordance with Section 5.6) and a Documentary Credit may only be converted in accordance with the last sentence in subsection 3.7(f)(ii). On each Conversion Date, the Borrower shall be required to repay to the Agent the basis of Borrowing which is being converted and, subject to the provisions of this Agreement, the Lenders shall be required to make available to the Borrower the Borrowings into which such basis of Borrowing is being converted.

3.11 Rollovers

The Borrower may, during the term of this Agreement, Rollover all or any portion of a Bankers' Acceptance on its maturity date, a Libor Loan at the end of the applicable Interest Period or a Documentary Credit on its expiry date upon giving the Agent at the Agent's Branch of Account prior written notice thereof, substantially in the form of Schedule "D" in respect of Bankers' Acceptances and Libor Loans and Schedule "K" in respect of Documentary Credits, and in accordance with the period of notice and other requirements set out in Section 3.4 applicable to Bankers' Acceptances, Libor Loans or Documentary Credits as applicable (other than delivery of a notice in the form of Schedule "A"), unless immediately prior to the issuance of any Bankers' Acceptance, Libor Loan or Documentary Credit, an Event of Default shall have occurred and be continuing, in which event the Borrower shall be deemed to have converted such Bankers' Acceptance to a Prime Loan or such Libor Loan to a USBR Loan (as described below) pursuant to Section 3.10 and the Borrower shall not be entitled to Rollover such Bankers' Acceptance, Libor Loan or Documentary Credit. In the event notice of a Rollover of an existing Bankers' Acceptance or Libor Loan is not given pursuant to this Section 3.11 or notice of a Conversion of such existing Bankers' Acceptance or Libor Loan is not given pursuant to Section 3.10, such Bankers' Acceptance shall be converted on the maturity date of such Bankers' Acceptance to a Prime Loan and such Libor Loan shall be converted on the last day of the applicable Interest Period to a USBR Loan.

3.12 Notices Irrevocable

All notices delivered by the Borrower hereunder shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

3.13 Extension of Term Date

(a) In this Section 3.13:

"Request for Extension" means a written request by the Borrower to the Agent (in substantially the form of Schedule "I") to have the Lenders, other than those Lenders which have previously not accepted an Offer of Extension, (each a **"Requested Lender"**) issue an offer to the Borrower extending the Term Date applicable to such Requested Lender for a further three hundred and sixty-four (364) days; and

"Offer of Extension" means a written offer by the Agent, on behalf of all Requested Lenders, to the Borrower (in substantially the form of Schedule "J") to extend the Term Date applicable to such Requested Lenders to a date three hundred and sixty-four (364) days from the then current Term Date applicable to such Requested Lenders upon acceptance by the Borrower of such offer.

(b) **Request for Extension**: The Borrower may, from time to time, request an offer to extend the Term Date applicable to the Requested Lenders by sending to the

Agent at the Agent's Branch of Account a Request for Extension not less than sixty (60) days and not more than ninety (90) days prior to the then current Term Date applicable to the Requested Lenders and the Agent shall forthwith notify the Requested Lenders of such request and each Requested Lender shall acknowledge receipt of such notification. Each Requested Lender shall advise the Agent as to whether it agrees with such request within thirty (30) days of being so notified; provided that in the event a Requested Lender does not so advise the Agent within such thirty (30) day period, such Requested Lender shall be deemed to have advised the Agent that it does not agree with such request (the date on which such Requested Lender so advises the Agent or is deemed to so advise the Agent being the "**Confirmation Date**"). The Agent shall advise the Borrower and the Requested Lenders within two (2) Business Days of the Confirmation Date that a Requested Lender does not agree (or is deemed not to agree) with any Request for Extension.

(c) **Request Refused**: If any Requested Lender receiving a Request for Extension does not agree to such a request (a "**Non-Extending Lender**"), each of the other Requested Lenders which do agree to such request shall have the right (but not the obligation) to purchase the Commitment of the Non-Extending Lender. Each of the other Requested Lenders (each, a "**Purchasing Lender**") wishing to exercise its rights to purchase the Commitment of a Non-Extending Lender shall, within four (4) Business Days of the Confirmation Date, so notify the Borrower, the Agent, the Non-Extending Lender and each of the other Requested Lenders, if any, and such Purchasing Lender shall thereupon be obligated to purchase, and such Non-Extending Lender shall thereupon be obligated to sell, not more than fifteen (15) days after the Confirmation Date, that portion of such Commitment which is in the ratio that the Purchasing Lender's Commitment bears to the aggregate of the Commitments of all Purchasing Lenders or as otherwise agreed to by the Borrower and the Purchasing Lenders. The Non-Extending Lenders, the Purchasing Lenders, the Agent, the Borrower and each of the other Requested Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to any such purchase.

(d) **Replacement by Borrower**: If a Non-Extending Lender's Commitment is not purchased pursuant to subsection 3.13(c), the Borrower may, commencing on the fifth Business Day after the Confirmation Date, replace the Non-Extending Lender in accordance with Section 5.4. If the Borrower replaces a Non-Extending Lender's Commitment as provided for herein, the Borrower shall forthwith so notify the Agent and provide to the Agent all particulars relating thereto.

(e) **Prepayment by Borrower**: If a Non-Extending Lender's Commitment is not replaced pursuant to subsection 3.13(c) or 3.13(d), the Borrower may, commencing on the fifth Business Day after the Confirmation Date, but only if no Default or Event of Default has occurred and is continuing, repay all Borrowings (and accrued and unpaid interest thereon) owing to such Non-Extending Lender, together with all other amounts payable hereunder by the Borrower to such Non-Extending Lender with respect to its Commitment, without making corresponding repayment to the other Lenders upon which the Borrower may cancel such Non-Extending Lender's Commitment; upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation (except those expressed to survive the termination of this Agreement) in respect of this Agreement and the Total Commitment shall be reduced by the amount of such Non-Extending Lender's cancelled Commitment.

(f) **Extension**: Provided that the Majority Lenders (after taking into account Commitments purchased or agreed to be purchased pursuant to subsection 3.13(c), agree with the Request for Extension, the Agent shall deliver to the Borrower an Offer of Extension executed by the Agent, on behalf of the Requested Lenders (other than the Non-Extending Lenders) (the "**Extending Lenders**") within five (5) Business Days of the Confirmation Date. The Agent shall notify the Borrower within such period if the request for the issuance of an Offer of Extension has been denied. The failure of the Agent to deliver an Offer of Extension shall be deemed to be notification by the Agent to the Borrower that the Requested Lenders have denied the Borrower's request.

(g) **Acceptance**: If the Agent has delivered to the Borrower an Offer of Extension, such offer shall be open for acceptance by the Borrower until the Business Day immediately preceding the current Term Date applicable to the Requested Lenders. Upon written notice by the Borrower to the Agent accepting an outstanding Offer of Extension, the Term Date applicable to the Extending Lenders shall be extended to a date three hundred and sixty-four (364) days from the then current Term Date applicable to the Requested Lenders.

(h) **Independent Credit Decision**: The Borrower understands that the consideration of any Request for Extension constitutes an independent credit decision which each Requested Lender retains the absolute and unfettered discretion to make and that no commitment in this regard is hereby given by the Requested Lenders. Unless permitted by the Majority Lenders, the Borrower shall not be entitled to deliver any Request for Extension at any time when a Default or an Event of Default has occurred and is continuing.

(i) **Partial Extensions**: If an Offer of Extension is delivered and accepted but all of the Commitments of the Non-Extending Lenders are not assigned or repaid in accordance with subsection 3.13(d) or 3.13(e):

(i) the remaining Commitments of the Non-Extending Lenders shall continue (subject to subsection 5.2(a));

(ii) any subsequent Drawdowns after the Term Date applicable to the Non-Extending Lenders shall be allocated *pro rata* among the Extending Lenders in accordance with their respective Commitments;

(iii) any reduction in the Total Commitment pursuant to Section 5.3 shall be allocated *pro rata* among the Extending Lenders and the Non-Extending Lenders in accordance with their respective Commitments; and

(iv) if the Borrower makes an optional prepayment of Borrowings prior to any Term Date (other than pursuant to Section 5.3) such prepayment shall be deemed to have been made to the Extending Lenders only and shall not be applied in repayment of Outstanding Principal owed to the Non-Extending Lenders unless the Agent is expressly directed in writing by the Borrower at the time of payment to allocate such payment pro rata among the Extending Lenders and the Non-Extending Lenders in accordance with their respective Commitments.

ARTICLE IV
[INTENTIONALLY DELETED]

ARTICLE V
REPAYMENT AND PREPAYMENT

5.1 Optional Repayment Without Reduction of Commitment

Subject to Section 3.8, the Borrower may, without penalty or premium, at any time prior to the Term Date applicable to a Lender, repay the whole or any part of the Borrowings outstanding to such Lender together with accrued interest thereon to the date of such repayment; provided that the Borrower shall not repay only a portion of a Borrowing unless the repaid portion paid to all Lenders is equal to or exceeds, in the relevant currency, the minimum amount required pursuant to Section 3.4 for Drawdowns of the type of Borrowing proposed to be repaid. Any optional repayment pursuant to this Section 5.1 shall not reduce the Total Commitment or the Commitment of any Lender.

5.2 Reduction of Commitment and Repayment of Borrowings

(a) On the Term Date applicable to a Lender, the Commitment of such Lender shall become equal to the amount of Borrowings outstanding to such Lender on the Term Date applicable to such Lender (with any undrawn Commitment being permanently cancelled). Thereafter, on each three month anniversary of the Term Date applicable to such Lender but only if there is no Investment Grade Rating on such date, the Borrower shall also be required to repay an amount equal to 12.5% of the Outstanding Principal owing to such Lender on such Term Date.

(b) On the Maturity Date applicable to a Lender, such Lender's Commitment shall be reduced to zero and the Borrower shall repay all Borrowings and other Loan Indebtedness owing to such Lender.

5.3 Cancellation of Commitment and Prepayment

Subject to Section 3.8, the Borrower may, without penalty or premium, at any time during the term of this Agreement upon five (5) Business Days prior written notice substantially in the form of Schedule "A", cancel all of the Total Commitment or any portion thereof in minimum amounts of $5,000,000 and multiples of $1,000,000 above such amount if, on or prior to the last day of such notice period, the Borrower has:

(a) prepaid or otherwise reduced Borrowings outstanding to each Lender in an amount equal to the amount by which Borrowings outstanding to such Lender would otherwise be in excess of such Lender's Commitment immediately after the reduction of the Total Commitment provided for in such notice;

(b) paid all accrued interest and other charges and fees in respect of the Borrowings being repaid or reduced as aforesaid; and

(c) to the extent applicable, paid all other amounts then due and owing under the Loan Documents.

Any such notice of cancellation is irrevocable and the amount of the Commitment of each Lender so cancelled and reduced may not be reinstated hereunder.

5.4 Cancellation of a Lender's Commitment

If:

(a) a Lender does not agree to make Borrowings available in respect of a Takeover;

(b) a Lender does not agree to provide the Borrower with an Offer of Extension pursuant to Section 3.13;

(c) any payment is required to be made by the Borrower to a Lender (but not to all of the Lenders) pursuant to Section 7.3;

(d) Additional Compensation is payable by the Borrower to a Lender (but not to all of the Lenders) pursuant to Section 11.2;

(e) a Lender is affected by the provisions of Section 11.3 and all of the other Lenders are not so affected; or

(f) a Lender withholds its consent or approval following a request of the Borrower pursuant to this Agreement and, as a result, the consent of the Majority Lenders or all of the Lenders (as applicable) cannot be obtained to such request;

(any such Lender being called herein the "**Affected Lender**"),

then the Borrower may so long as no Default or Event of Default has occurred and is continuing:

(i) upon at least five (5) Business Days prior written notice to the Agent, irrevocably cancel all but not part of the Affected Lender's Commitment if on or prior to the last day of such notice period the Borrower has prepaid or otherwise reduced all Borrowings outstanding to such Lender, and paid all accrued interest and other charges and fees in respect of such Borrowings; and

(ii) at the Borrower's option but with the consent of the Agent, such consent not to be unreasonably withheld, and within thirty (30) days of any such cancellation, arrange for a replacement lender (which may be one of the Lenders) to replace all but not part of the Affected Lender's Commitment and any such replacement lender shall be novated into this Agreement in the place and stead of the Affected Lender;

provided that in the case of (f) above, all such Affected Lenders shall either be replaced or have their Commitments cancelled pursuant to the provisions of this Section 5.4.

5.5 Early Repayment of Bankers' Acceptances

The Borrower shall not cancel all or any portion of the Total Commitment pursuant to Section 5.3 or 5.4 if the Borrowings required to be repaid to a Lender as a result thereof include Bankers' Acceptances accepted by such Lender with a maturity date falling subsequent to the date of such cancellation unless, on the date of such cancellation, the Borrower pays to the Agent at the Agent's Accounts for Payments, for the account of such Lender, the amount determined in accordance with subsection 3.5(j).

5.6 Early Repayment of Libor Loans

The Borrower shall not cancel all or any portion of the Total Commitment pursuant to Section 5.3 or 5.4 if the Borrowings required to be repaid to the Lenders as a result thereof include any Libor Loan with an Interest Period ending subsequent to the date of such cancellation unless, on the date of such cancellation, the Borrower pays to the Agent at the Agent's Accounts for Payments, for the account of the Lenders, all costs, losses, premiums and expenses incurred by the Lenders by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such loan or any part thereof on other than the last day of the applicable Interest Period. Any Lender, upon becoming entitled to be paid such costs, losses, premiums and expenses, shall deliver to the Borrower and the Agent a certificate of the Lender certifying as to such amounts and, in the absence of manifest error, such certificate shall be conclusive and binding for all purposes.

5.7 Evidence of Indebtedness

The Agent shall open and maintain on the books of the Agent's Branch of Account, accounts and records evidencing the Borrowings and other amounts owing by the Borrower to the Agent and each Lender under this Agreement (the "**Accounts**"). The Agent shall enter therein the amount of such Borrowings and each payment of principal of and interest on the Borrowings and fees and other amounts payable pursuant to this Agreement and shall record the

Bankers' Acceptances accepted by each Lender and all other amounts becoming due to the Agent and each Lender under this Agreement. The Accounts constitute, in the absence of manifest error, *prima facie* evidence of the indebtedness of the Borrower to the Agent and each Lender pursuant to this Agreement, the date each Lender made each Borrowing available to the Borrower and the amounts the Borrower has paid from time to time on account of the principal of and interest on the Borrowings, fees payable pursuant to this Agreement and other amounts owing hereunder. The Agent shall, from time to time, provide to the Borrower copies of such accounts and records upon the Borrower's request and at the Borrower's expense.

5.8 Currency Excess

(a) If the Agent determines that the Outstanding Principal based on the Equivalent Amount of all US$ Borrowings exceeds the Total Commitment (the amount of such excess is herein called the "**Currency Excess**"), then, upon written request by the Agent (which request shall detail the applicable Currency Excess), the Borrower shall either repay sufficient Borrowings to remove the Currency Excess or collateralize the Currency Excess in accordance with subsection 5.8(b) (i) within 10 Business Days if the Currency Excess exceeds 102% of the Total Commitment and (ii) by the later of the tenth Business Day after such request and the next Drawdown Date, Rollover Date or Conversion Date in all other cases.

(b) If and to the extent that the Borrower fails to make sufficient repayments to eliminate such Currency Excess as provided in subsection 5.8(a) (the remainder thereof being herein called the "**Currency Excess Deficiency**"), the Borrower shall place an amount equal to the Currency Excess Deficiency on deposit with the Agent in an interest-bearing account with interest at rates prevailing at the time of deposit for the account of the Borrower, to be assigned to the Agent on behalf of the Lenders by instrument satisfactory to the Agent and to be applied to maturing Bankers' Acceptances or Libor Loans (converted if necessary at the exchange rate for determining the Equivalent Amount on the date of such application). The Agent is hereby irrevocably directed by the Borrower to apply any such sums on deposit to maturing Borrowings as provided in the preceding sentence. Upon the Currency Excess being eliminated as aforesaid or by virtue of subsequent changes in the exchange rate for determining the Equivalent Amount, then, provided no Default or Event of Default is then continuing, such funds on deposit, together with interest thereon, shall be returned to the Borrower.

ARTICLE VI
PAYMENT OF INTEREST AND FEES

6.1 Interest on Prime Loans

The Borrower shall pay interest in Canadian Dollars to the Agent at the Agent's Accounts for Payments on behalf of each Lender on each Prime Loan at a rate per annum (based on a year of 365 days, or 366 days, as applicable) equal to the Prime Rate plus the applicable Margin in effect on the date for which such interest is calculated. A change in the Prime Rate will simultaneously cause a corresponding change in the interest payable for a Prime Loan without the necessity of any notice to the Borrower. Such interest is payable monthly in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on which such interest is to be paid and the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of such Prime Loan outstanding in such period based on the actual number of days elapsed in the period for which such interest is payable.

6.2 Interest on USBR Loans

The Borrower shall pay interest in United States Dollars to the Agent at the Agent's Accounts for Payments on behalf of each Lender on each USBR Loan at a rate per annum (based on a year of 365 days, or 366 days, as applicable) equal to the U.S. Base Rate plus the applicable Margin in effect on the date for which such interest is calculated. A change in the U.S. Base Rate will simultaneously cause a corresponding change in the interest payable for a USBR Loan without the necessity of any notice to the Borrower. Such interest is payable monthly in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on which such interest is to be paid and the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of such USBR Loan outstanding in such period based on the actual number of days elapsed in the period for which such interest is payable.

6.3 Interest on Libor Loans

The Borrower shall pay interest in United States Dollars to the Agent at the Agent's Accounts for Payments on behalf of each Lender on each Libor Loan at a rate per annum (based on a 360 day year) equal to the Libor Rate for the applicable Interest Period plus the applicable Margin in effect on the date for which such interest is calculated. Such interest is payable in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on which such interest is to be paid and the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of such Libor Loan outstanding in such period based on the actual number of days elapsed in the period for which such interest is payable.

6.4 BA Acceptance Fee

The Borrower shall pay acceptance fees in Canadian Dollars for Bankers' Acceptances to the Agent on behalf of the Lenders at the Agent's Accounts for Payments. Such acceptance fees are payable forthwith upon the acceptance of each Bankers' Acceptance issued by the Borrower at a rate per annum equal to the applicable Margin in effect on the acceptance of Banker's Acceptances denominated in Canadian Dollars multiplied by the face amount of such Bankers' Acceptance multiplied by the number of days in the term of such Bankers' Acceptance and divided by 365. BA Acceptance Fees payable to the Lenders pursuant to this Section 6.4 shall be paid in the manner specified in Section 3.5. All fees payable pursuant to this Section 6.4 on any date in respect of any issuance of Bankers' Acceptances shall be calculated by the Agent and payable by the Borrower based on the applicable Margin in effect on such date; provided that if during the term of any such Bankers' Acceptance a change in the applicable Margin occurs as a result of a change in the Consolidated Debt to EBITDA Ratio, the BA Acceptance Fees shall be adjusted in accordance with Section 6.12.

6.5 Documentary Credit Fees

The Borrower shall pay to the Agent, for and on behalf of the Applicable Lenders, at the Agent's Accounts for Payments, a Documentary Credit fee with respect to each outstanding Documentary Credit at a rate per annum equal to the applicable Margin (based on a year of 365 days, or 366 days, as applicable) in effect from time to time, calculated on a daily basis on the face amount of each such outstanding Documentary Credit for the period commencing on and including the date of issue of such Documentary Credit or the date immediately following the last date up to which such fee has previously been calculated and paid, as the case may be, to and including the last day of the Fiscal Quarter or the expiry date of the Documentary Credit, as the case may be, and payable quarterly in arrears on the first Business Day of each Fiscal Quarter. The Borrower shall pay to the Agent, for and on behalf of the Applicable Lenders, the Agent's and each Applicable Lender's reasonable set up fees, cable charges and other customary miscellaneous charges in respect of the issue of Documentary Credits in respect of which it is an Applicable Lender and upon the amendment of each Documentary Credit and each drawing made thereunder, and reasonable and customary documentary and administrative charges for amending or drawing under, as the case may be, Documentary Credits of a similar amount, term and risk.

6.6 Interest on Overdue Amounts

The Borrower shall, on demand, pay to the Agent on behalf of each Lender at the Agent's Accounts for Payments interest on all overdue payments in connection with this Agreement from the date any such payment becomes overdue and for so long as such amount remains unpaid at a rate per annum which is equal to:

(a) if the overdue payment is in respect of amounts due in Canadian Dollars, the interest rate then applicable to Prime Loans plus one percent (1%); and

(b) if the overdue payment is in respect of amounts due in United States Dollars, the interest rate then applicable to USBR Loans plus one percent (1%).

Such interest on overdue amounts shall be computed daily, compounded monthly and shall be payable both before and after default, maturity and judgment.

6.7 Standby Fees

The Borrower shall pay standby fees in Canadian Dollars to the Agent on behalf of each Lender at the Agent's Accounts for Payments monthly in arrears on the first Business Day of each month in each year during the term of this Agreement from the Closing Date to the Term Date applicable to such Lender commencing with the first Business Day of the month following the month in which the Closing Date occurs. Each payment of standby fees shall be calculated for the period commencing on and including the Closing Date or the date immediately following the last date up to which such standby fees have been calculated and paid hereunder, as the case may be, up to and including the last day of the month for which such standby fees are to be paid or the Term Date, as the case may be. Such standby fees shall be calculated on a daily basis at a rate per annum equal to the applicable Margin (based on a year of 365 days, or 366 days, as applicable) in effect on each day during such period calculated on the amount, if any, of the difference obtained by subtracting the Outstanding Principal (converted to an Equivalent Amount of Cdn$ if applicable) owing to such Lender during such period from the amount of such Lender's Commitment in effect during such period.

6.8 Agent's Fees

The Borrower shall pay agency fees to the Agent for the Agent's sole account at the Agent's Accounts for Payments at the time or times and in the amount agreed to in writing by the Borrower and the Agent. Such fees shall, for purposes of this Agreement, be deemed to be an amount payable pursuant to this Agreement.

6.9 Maximum Rate Permitted by Law

Under no circumstances shall a Lender be entitled to receive nor shall it in fact receive a payment or partial payment of interest, fees or other amounts under this Agreement at a rate that is prohibited by applicable law. Accordingly, notwithstanding anything herein or elsewhere contained, if and to the extent that under any circumstances, the effective annual rate of "interest" (as defined in section 347 of the *Criminal Code of Canada*) received or to be received by a Lender (determined in accordance with such section) on any amount of "credit advanced" (as defined in that section) pursuant to these presents or any agreement or arrangement collateral hereto entered into in consequence or implementation hereof would, but for this Section 6.9, be a rate that is prohibited by applicable law, then the effective annual rate of interest, as so determined, received or to be received by the Lender on such amount of credit advanced shall be and be deemed to be adjusted to a rate that is one whole percentage point less than the lowest effective annual rate of interest that is so prohibited (the "adjusted rate"); and, if the Lender has received a payment or partial payment which would, but for this Section 6.9, be so prohibited then any amount or amounts so received by the Lender in excess of the adjusted rate shall and shall be deemed to have comprised a credit to be applied to subsequent payments on account of interest, fees or other amounts due to the Lender at the adjusted rate.

6.10 Nominal Rates

The theory of deemed reinvestment shall not apply to the calculation of interest or payment of fees or other amounts hereunder, notwithstanding anything contained in this Agreement, in any note, bankers' acceptance or other evidence of indebtedness or in any Loan Document now or hereafter taken by the Agent or any Lender for the obligations of the Borrower under this Agreement, or any other instrument referred to herein, and all interest and fees payable by the Borrower to the Lender, shall accrue from day to day, computed as described herein in accordance with the "nominal rate" method of interest calculation.

6.11 Waiver

To the extent permitted by law, any provision of the *Judgment Interest Act* (Alberta) and the *Interest Act* (Canada) which restricts the rate of interest on any judgment debt shall be inapplicable to this Agreement and is hereby waived by the Borrower.

6.12 Margin Changes; Adjustments for Margin Changes

(a) Any change in the Margin due to a change in the Consolidated Debt to EBITDA Ratio shall become effective on the first day of the calendar month immediately following the date on which the Borrower delivers the Financial Statements (and accompanying Compliance Certificate) which reflect such Consolidated Debt to EBITDA Ratio; provided that if the Borrower fails to deliver the applicable Financial Statements and Compliance Certificate within the time permitted by subsection 9.1(m), then, unless the Majority Lenders otherwise agree, the Margin shall be based upon Level 4 for the period from the day immediately following the latest date permitted hereunder for delivery of such Financial Statements and Compliance Certificate until the date of delivery thereof in which case the Margin shall be based on the Consolidated Debt to EBITDA Ratio reflected in such Financial Statements until further changed in accordance herewith.

(b) For any Borrowings outstanding as of the effective date of a change in the Margin:

(i) in the case of increases in such rates per annum, the Borrower shall pay to the Agent for the account of the Lenders such additional interest or fees, as the case may be, as may be required to give effect to the relevant increases in the interest or fees payable on or in respect of such Borrowings from and as of the effective date of the relevant increase in rates;

(ii) in the case of decreases in such rates per annum, the Borrower shall receive a credit against subsequent interest payable on Borrowings pursuant to Section 6.1, 6.2 or 6.3, acceptance fees payable pursuant to Section 6.4 or Documentary Credit fees payable pursuant to Section 6.5 to the extent necessary to give effect to the relevant decreases in the interest or fees payable on or in respect of such Borrowings from and as of the effective date of the relevant decrease in rates; and

(iii) in respect of acceptance fees payable pursuant to Section 6.4, such acceptance fees shall be adjusted by determining the acceptance fees payable based on the Margin in effect (and any changes thereto) on each day of the term of such Bankers' Acceptances.

(c) The payments required by subsection 6.12(b)(i) shall be made on (i) the next Interest Payment Date (in the case of outstanding Prime Loans, USBR Loans and Libor Loans), (ii) the earlier of the next Rollover Date or Conversion Date or, if the relevant Interest Period is longer than three months, the last Business Day of each three month period during such Interest Period (in the case of outstanding Bankers' Acceptances), and (iii) the earlier of the next Rollover Date or the first Business Day of the next Fiscal Quarter (in the case of outstanding Documentary Credits). The adjustments required by subsection 6.12(b)(ii) shall be accounted for in successive interest and fee payments by the Borrower until the amount of the credit therein contemplated has been fully applied; provided that, upon satisfaction in full of all Loan Indebtedness and cancellation of the Total Commitment in accordance herewith, the Lenders shall pay to the Borrower an amount equal to any such credit which remains outstanding.

6.13 Interest Act

Whenever a rate of interest hereunder is calculated on the basis of a year (the "**deemed year**") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

ARTICLE VII
PAYMENT AND TAXES

7.1 Time, Place and Currency of Payment

Payments of principal, interest, fees and all other amounts payable by the Borrower pursuant to this Agreement shall be paid for value at or before 10:00 a.m. (Calgary time) on the day such amount is due. If any such day is not a Business Day, such amount shall be deemed for all purposes of this Agreement to be due on the Business Day next following such day and such extension of time shall in such case be included in the computation of the payment of any interest or fees payable under this Agreement. All payments shall be made at the Agent's Accounts for Payments. Receipt by the Agent from the Borrower of funds pursuant to this Agreement, as principal, interest, fees or otherwise, shall be deemed to be receipt of such funds by the Agent or Lenders, as the case may be.

7.2 Application of Payments Prior to an Event of Default

Except as otherwise agreed to by the Lenders in their sole discretion, all payments made by or on behalf of the Borrower pursuant to this Agreement prior to the delivery of an Acceleration Notice pursuant to Section 10.2 or the occurrence of an Event of Default under subsection 10.1(b) or 10.1(c) shall be applied rateably, without preference or priority, among the Lenders and the Agent in accordance with the respective amounts as follows:

(a) firstly, in payment of any amounts due and payable as and by way of recoverable expenses hereunder;

(b) secondly, in payment of any amounts due and payable as and by way of the Agent's fees referred to in Section 6.8;

(c) thirdly, in payment of any amounts due and payable as and by way of the standby fees referred to in Section 6.7;

(d) fourthly, in payment of any amounts due and payable and by way of interest on Borrowings pursuant to Section 6.1, 6.2 or 6.3, BA Acceptance Fees pursuant to Section 6.4, Documentary Credit fees pursuant to Section 6.5 and interest on overdue amounts pursuant to Section 6.6; and

(e) fifthly, in payment of any amounts (other than Borrowings) then due and payable by the Borrower hereunder other than amounts hereinbefore referred to in this Section 7.2.

with the balance to be applied to repay or otherwise reduce Borrowings in a manner so that the Borrowings and each basis of Borrowing outstanding hereunder to each Lender will, to the extent possible, be in the same proportion as the Lender's Proportion of such Lender (subject to subsection 3.13(i)).

7.3 Taxes

The Borrower shall make all payments to the Agent on behalf of the Lenders without set off or counterclaim, free and clear of, and without deduction for or on account of, any Tax. If any Tax is deducted or withheld from any payments, the Borrower shall promptly remit to the Agent on behalf of the Lenders the equivalent of the amounts so deducted or withheld together with such additional amounts as may be necessary so that after making all required deductions or withholdings, including deductions or withholdings applicable to additional amounts paid under this Section 7.3, each Lender shall receive an amount equal to the amount it would have received if no deduction or withholding had been made. The Borrower, if required by the Agent, shall also provide to the Agent the relevant official receipts or other evidence satisfactory to the Agent evidencing payment to the appropriate taxing authority of each such Tax by the Borrower on behalf of the Lenders. If following the making of any payment by the Borrower under this Section 7.3, any Lender is granted a credit against or refund in respect of any tax payable by it in respect of the Taxes to which such payment relates, such Lender shall (subject to the Borrower having paid the relevant amount payable under this Section 7.3) to the extent that it is satisfied that it can do so without prejudice to the retention of the amount of such credit or refund, reimburse the Borrower such amount as the Lender shall certify to be the proportion of such credit or refund as will leave the Lender, after such reimbursement, in no worse or better position than it would have been in if the relevant Taxes had not been imposed upon, or the relevant amounts in respect of the relevant Taxes had not been deducted or withheld in respect of, the payment by the Borrower as aforesaid. Each such Lender shall, at the Borrower's expense, file such documents and do such things as may be reasonably necessary to obtain such credit or refund.

ARTICLE VIII
CONDITIONS PRECEDENT TO DISBURSEMENT OF THE BORROWINGS

8.1 Conditions Precedent to Effectiveness

The effectiveness of this Agreement is subject to and conditional upon the satisfaction on or prior to the Closing Date of the following conditions precedent or waiver thereof by the Agent on behalf of the Lenders:

(a) **No Event of Default**: as of such Drawdown Date there exists no Default or Event of Default which has occurred and is continuing and no Acceleration Notice has otherwise been delivered by the Agent to the Borrower pursuant to Section 10.2;

(b) **Representations and Warranties True**: the representations and warranties contained in Article 2 are true and correct as of such Drawdown Date;

(c) **Cancellation of Existing Term Credit Agreement**: subject to the transitional provisions in Schedule "O", the Agent shall have received an irrevocable notice from AltaGas cancelling in whole any remaining available credit under the Existing Term Credit Agreement;

(d) **Receipt of Documentation**: the Agent shall have received, in sufficient numbers for distribution to each of the Lenders in form and substance satisfactory to the Agent and Lenders, the following:

(i) a duly executed copy of this Agreement;

(ii) a duly executed Subsidiary Guarantee from the Operating Partnership;

(iii) a duly executed Compliance Certificate;

(iv) a certificate of status or similar evidence of existence in respect of the Borrower, the General Partner, the Operating Partnership and AltaGas under the laws of their respective jurisdictions of formation;

(v) copies of:

(A) the certificate of limited partnership and the limited partnership agreement establishing the Borrower,

(B) the partnership agreement establishing the Operating Partnership, and

(C) the articles of incorporation and by laws of each of the General Partner and AltaGas,

certified in each case by a senior officer of the General Partner or AltaGas, as the case may be, as of the Closing Date;

(vi) a copy of a resolution of the board of directors of each of the General Partner and the partners of the Operating Partnership relating to its authority to execute, deliver and perform the Borrower's and the Operating Partnership's respective obligations under the Loan Documents to which it is a party and the manner in which and by whom the respective Loan Documents are to be executed and delivered, certified in each case by a senior officer of the General Partner or AltaGas, as the case may be, as of the Closing Date;

(vii) a certificate dated as of the Closing Date setting forth specimen signatures of the individuals who will be executing the Loan Documents on behalf of each of the General Partner and AltaGas, certified in each case by a senior officer of the General Partner or AltaGas, as the case may be;

(viii) a certificate on behalf of the General Partner certified by a senior officer of the General Partner dated as of the Closing Date certifying that all applicable representations and warranties set forth in this Agreement are true and correct as of that date and that, other than as noted therein, the conditions precedent set out in this Section 8.1 have been satisfied and no Default or Event of Default has occurred and is continuing;

(ix) certificates of insurance evidencing the existence and effectiveness of all policies of insurance and all endorsements thereto as required by the terms of this Agreement;

(x) an opinion of McCarthy Tétrault LLP, counsel to the Borrower, addressed to the Agent, each Lender and Macleod Dixon LLP, counsel to the Agent and the Lenders, with respect to the Borrower, the Loan Documents, and the transactions provided for therein and the legal, valid, binding and enforceable nature thereof, substantially in the form attached as Schedule "H" hereto;

(xi) an opinion of Macleod Dixon LLP, counsel to the Agent and the Lenders, addressed to the Agent and each Lender with respect to the Loan Documents and the transactions provided for therein, in form and substance satisfactory to the Lenders, acting reasonably; and

(xii) such other closing documents and documentation which the Agent may reasonably request; and

(e) **Upfront Fees**: the Agent shall have received payment or satisfactory assurances of payment of all upfront fees payable by the Borrower.

8.2 Continuing Conditions Precedent

The obligation of each Lender to make available any Borrowings pursuant to Section 3.4, 3.10 or 3.11 is subject to and conditional upon the satisfaction that on each Drawdown Date, Conversion Date and Rollover Date there exists, with respect to Drawdowns pursuant to Section 3.4, no Default or Event of Default or, with respect to Borrowings pursuant to Sections 3.10 and 3.11, no Event of Default, in each case which is continuing and no Default or Event of Default would arise as a result of such Borrowings after giving effect to such Borrowings and the receipt and application of the net proceeds of such Borrowings and, with respect to Drawdowns pursuant to Section 3.4, the representations and warranties referred to in Section 2.1 being true and correct as at each such date as if made at and as of the applicable Drawdown Date.

8.3 Waiver of a Condition Precedent

The terms and conditions of Sections 8.1 and 8.2 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent by or with the prior consent of the Lenders in accordance with subsection 12.12(b) in whole or in part with or without terms or conditions, in respect of all or any portion of the Borrowings, without affecting the right of the Lenders to assert such terms and conditions in whole or in part in respect of any other Borrowing.

ARTICLE IX
COVENANTS OF THE BORROWER

9.1 Positive Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Payment and Performance**: the Borrower shall duly and punctually pay all sums of money due by it hereunder and the Borrower and the Restricted Subsidiaries shall perform all other obligations on their part to be performed under the terms of the Loan Documents at the times and places and in the manner provided for therein;

(b) **Existence of the Borrower**: the Borrower shall maintain its existence in good standing under the laws of the jurisdiction of its formation and register and qualify and remain registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to be so registered or qualified does not have a Material Adverse Effect;

(c) **Existence of the Restricted Subsidiaries**: the Borrower shall cause each of its Restricted Subsidiaries to maintain its existence in good standing under the laws of the jurisdiction of its formation and shall cause each to duly register and qualify and remain duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by its makes such registration or qualification necessary, except to the extent that failure to be in good standing or to be so registered or qualified does not have a Material Adverse Effect;

(d) **Maintenance of Pipelines and Facilities**: the Borrower shall and shall cause each of its Restricted Subsidiaries to maintain and operate all of its material properties and assets, including, without limitation, its Pipelines and Facilities, in a good and workmanlike manner and in accordance with generally accepted industry practice and conduct its business in a proper and prudent manner and maintain and preserve its assets and properties except to the extent that failure to do so does not have a Material Adverse Effect, and the Borrower shall cause each of its Restricted Subsidiaries to comply with all of its obligations under all agreements and instruments to which it is a party or by which it is bound or affected, except to the extent that failure to do so does not have a Material Adverse Effect;

(e) **General Insurance**: the Borrower shall and shall cause each of its Restricted Subsidiaries to maintain in full force and effect with insurers of recognized standing such policies of insurance (including insurance in connection with the disposal, handling, storage, transportation or generation of hazardous materials) on such terms and in such amounts (including deductibles, co insurance and self insurance in accordance with generally accepted industry practice) covering the properties and operations of the Borrower and its Restricted Subsidiaries including, without limitation, its Pipelines and Facilities, as is customarily maintained by Persons engaged in the same or similar business in accordance with generally accepted industry practice;

(f) **Compliance With Laws and Regulations**: the Borrower shall and shall cause each of its Restricted Subsidiaries to:

(i) comply in all respects with all applicable laws, rules, regulations and orders of governmental authorities, including, without limitation, Environmental Laws; and

(ii) observe and conform in all respects to all valid requirements of any Governmental Authority relative to any of its assets and all covenants, terms and conditions of all agreements upon or under which any of its assets are held;

except to the extent failure to so comply or failure to so observe and conform does not have a Material Adverse Effect;

(g) **Notice of Environmental Damage**: the Borrower shall, promptly upon acquiring knowledge thereof, provide the Agent with written notice of the discovery of any contaminant or of any spill, discharge, deposit, escape or release of a contaminant into the environment from or upon any land or property owned, leased or otherwise occupied by the Borrower or its Subsidiaries which has a Material Adverse Effect;

(h) **Additional Environmental Information**: the Borrower shall, upon the request of the Agent (acting reasonably), make available for discussion with the Lenders at all reasonable times the senior officers of AltaGas primarily responsible for the environmental activities and affairs of the Borrower and its Restricted Subsidiaries;

(i) **Notice of Material Adverse Effect**: the Borrower shall provide prompt written notice to the Agent of any matter of which it is aware that has a Material Adverse Effect;

(j) **Notice of Defaults**: the Borrower shall provide prompt written notice to the Agent of any Default or Event of Default upon it or any of its Restricted Subsidiaries becoming aware thereof or of any event or circumstance which would be a Default or Event of Default but for the provision contained in parenthesis in the definition of Default and the provision contained in parenthesis in Section 10.1;

(k) **Payment of Taxes and Government Levies**: the Borrower shall and shall cause each of its Restricted Subsidiaries to pay or cause to be paid all rents, Taxes, rates, levies, royalties and assessments, ordinary or extraordinary, government fees, dues, and other obligations to pay money validly levied, assessed or imposed upon it, or upon its properties or any part thereof, as and when the same become due and payable, except to the extent that failure to do so does not have a Material Adverse Effect, or except to the extent and for so long as the Borrower or such Restricted Subsidiary shall contest in good faith its obligation to do so if in such case the Lenders shall be satisfied, acting reasonably, that any such contestation will involve no risk of loss of any material part of the property of the Borrower and its Restricted Subsidiaries taken as a whole; and it will exhibit to the Lenders, when reasonably required, the receipts and vouchers establishing such payment;

(l) **Maintenance of Books and Records**: the Borrower shall and shall cause its Restricted Subsidiaries to keep proper and adequate records and books of account in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements in accordance with Generally Accepted Accounting Principles and, upon the request of the Agent, make the same available for confidential inspection by the Agent and the Lenders and their respective employees at all reasonable times;

(m) **Financial Disclosure**: the Borrower shall furnish to the Agent:

(i) as soon as publicly available and in any event within one hundred and twenty (120) days after the end of each Fiscal Year of the Borrower, the audited consolidated annual Financial Statements as at the end of such Fiscal Year;

(ii) as soon as publicly available and in any event within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, the unaudited consolidated interim Financial Statements;

(iii) unless included in (i) above, as soon as publicly available and in any event within one hundred and twenty (120) days after the end of each Fiscal Year of the Trust, the audited consolidated annual financial statements of the Trust as at the end of such Fiscal Year; and

(iv) unless included in (ii) above, as soon as publicly available and in any event within sixty (60) days after the end of each of the first three Fiscal

Quarters of each Fiscal Year of the Trust, the unaudited consolidated interim financial statements of the Trust;

(n) **Compliance Certificate**: the Borrower shall furnish to the Agent within one hundred and twenty (120) days after the end of each Fiscal Year of the Borrower and within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, a duly executed and completed Compliance Certificate executed by a senior financial officer of AltaGas on behalf of the General Partner together with such back up information as the Agent may reasonably require;

(o) **Trust Reports**: the Borrower shall furnish to the Agent all financial statements, proxy statements, notices and reports as the Trust shall send to its unitholders generally;

(p) **Additional Information**: the Borrower shall furnish to the Agent any additional information regarding the business affairs, operations, properties and assets and financial condition of the Borrower and its Restricted Subsidiaries as the Agent may reasonably request from time to time, provided, however that the Borrower is not restricted from furnishing such information to the Agent by contract or by law;

(q) **Ranking with Other Debt**: the Borrower shall ensure that at all times all payment obligations of each of the Borrower and the Subsidiary Guarantors under the Loan Documents to which it is a party rank and will in all events and circumstances rank at least pari passu in right of payment with its other most senior unsecured Indebtedness for borrowed money, other than payment obligations preferred by statute or by operation of law;

(r) **Further Assurances**: the Borrower shall, within thirty (30) days after notice thereof from the Agent, do all such further acts and things and execute and deliver all such further documents as shall be reasonably required by the Agent in order to ensure the terms and provisions of the Loan Documents are fully performed and carried out and to ensure that each material provision of each Loan Document to which the Borrower is a party is and continues to be a valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms (except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws from time to time in effect);

(s) **Notice of Litigation**: the Borrower shall provide prompt written notice to the Agent of any actions, suits or proceedings threatened or pending against the Borrower or any of its Restricted Subsidiaries of which it is aware that has or would reasonably be expected to have a Material Adverse Effect;

(t) **Notice of Rating Change**: the Borrower shall provide prompt written notice to the Agent of any advice from any Designated Rating Agency that it has changed the Debt Rating assigned by it;

(u) **Restricted Subsidiary Ownership**: the Borrower shall ensure at all times that each Restricted Subsidiary is at all times a direct Subsidiary of the Borrower or another Restricted Subsidiary; provided, however, for greater certainty, shares of Restricted Subsidiaries held by Persons other than Restricted Subsidiaries and other than Persons holding such shares in trust or as nominee for the Borrower or a Restricted Subsidiary, shall not be considered to be shares held directly by the Borrower or a Restricted Subsidiary;

(v) **Asset Ownership**: the Borrower shall ensure at all times that it and the Restricted Subsidiaries directly own assets (as the same would be shown on a balance sheet of the Borrower consolidated with the Restricted Subsidiaries in accordance with GAAP, but for greater certainty, excluding any Non-Recourse Assets and any investments in any Unrestricted Subsidiaries) with a book value of not less than 75% of the total assets of the Borrower (as the same would be shown on a consolidated balance sheet of the Borrower and its Subsidiaries in accordance with GAAP); and

(w) **Corporate Structure**: the Borrower shall provide the Agent with an updated organizational chart promptly after any additions or deletions are made to any of the Restricted Subsidiaries or the ownership structure thereof.

9.2 Negative Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Restriction on Amalgamation etc.**: the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (herein called a "**Successor**") whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (each a "**Transaction**") unless:

(i) in the case of the Borrower or a Subsidiary Guarantor, prior to or contemporaneously with the consummation of such Transaction:

(A) the Successor will be bound by or have assumed all the covenants and obligations of the Borrower or Subsidiary Guarantor, as applicable, under the Loan Documents to which it is a party;

(B) the Loan Documents to which the Borrower or Subsidiary Guarantor, as applicable, was a party immediately prior to entering into the Transaction will be valid and binding obligations of the Successor (whether by assumption or otherwise) enforceable against such Successor and entitling the Lenders, as against such Successor, to exercise all their rights under, as applicable, such Loan Documents (except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally and by moratorium laws from time to time in effect);

and provided that the Successor shall also execute and/or deliver to the Lenders such documents (including legal opinions of counsel to such Successor), if any, as may, in the reasonable opinion of the Lenders, be necessary to effect or establish (A) and (B) above;

(ii) the Successor is:

(A) a corporation with limited liability governed (as to corporate matters) by the federal laws of Canada or the laws in force in a province of Canada other than Quebec (in the case of the Borrower or a Restricted Subsidiary subsisting under the federal or provincial laws of Canada immediately prior to such Transaction) or the federal or state laws of the United States (in the case of a Restricted Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction); or

(B) a limited or general partnership formed under and governed (as to partnership matters) by, and each general partner of which is a corporation with limited liability governed (as to corporate matters) by, the federal laws of Canada or the laws in force in a province of Canada other than Quebec (in the case of the Borrower or a Restricted Subsidiary subsisting under the federal or provincial laws of Canada immediately prior to such Transaction) or the federal or state laws of the United States (in the case of a Restricted Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction); or

(C) a trust formed under and governed (as to trust matters) by, and the trustee of which is a corporation with limited liability governed (as to corporate matters) by, the federal laws of Canada or the laws in force in a province of Canada other than Quebec (in the case of the Borrower or a Restricted Subsidiary subsisting under the federal or provincial laws of Canada immediately prior to such Transaction) or the federal laws of the United States or the laws in force in any state of the United States (in the case of a Restricted Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction);

(iii) such Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Lenders hereunder and under any other Loan Documents;

(iv) such Transaction shall not result in the undertaking, property and assets of the Successor being subject to any Security Interests other than Permitted Encumbrances;

(v) such Transaction shall not result in a Material Adverse Effect; and

(vi) no Event of Default or Default shall have occurred and be continuing immediately prior to such Transaction or will occur as a result of such Transaction;

provided that:

(A) upon completion of any Transaction whereby all or substantially all of the Borrower's undertaking, property and assets become the property of any other Person, the predecessor Borrower shall be released from all liabilities and obligations under any of the Loan Documents to which it is a party;

(B) upon completion of any Transaction whereby all or substantially all of a Guarantor Subsidiary's undertaking, property and assets become the property of any other Person, the predecessor Guarantor Subsidiary shall be released from all liabilities and obligations under any of the Loan Documents to which it is a party; and

(C) if the Successor is a successor to the Borrower and such Successor is not a limited partnership, such consequential amendments shall be made to this Agreement as may be reasonably required in order to reflect the change in entity and to provide the Borrower and the Lenders with rights and obligations which are equivalent in all material respects to their respective rights and obligations hereunder on the Closing Date;

(b) **Change of Business**: the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, change in any material respect the nature of the business or operations of the Borrower and its Restricted Subsidiaries taken as a whole from activities relating to the energy sector;

(c) **Negative Pledge**: except for Permitted Encumbrances, the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Security Interest upon or with respect to any of its undertaking, business, revenues or income, properties, rights or assets, whether now owned or hereafter acquired and including, without limitation, its Pipelines and Facilities unless it causes the Loan Indebtedness and all Swap Agreements to be secured equally and rateably with such Security Interest;

(d) **Restriction on Sale**: the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of any of its assets to any Person without the prior written consent of the Majority Lenders (such consent not to be unreasonably withheld) except for:

(i) sales or other dispositions by the Borrower or such Restricted Subsidiary in the ordinary course of business;

(ii) sales or other dispositions to the Borrower or a Restricted Subsidiary;

(iii) sales or other dispositions of Non-Recourse Assets; and

(iv) other dispositions of assets having an aggregate fair market value which does not exceed ten (10%) percent of Consolidated Total Assets in any Fiscal Year;

(e) **No Postponement or Subordination of Inter Corporate Indebtedness**: the Borrower shall not and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any arrangement whereby any Indebtedness for borrowed money owed to it or them by the Borrower or any Subsidiary Guarantor is postponed or subordinated to and in favour of any other Indebtedness for borrowed money (other than the Loan Indebtedness or unless the Loan Indebtedness receives the benefit of the same or an equivalent postponement or subordination);

(f) **Restricted Subsidiary Debt Limitation**: the Borrower shall not permit any of its Restricted Subsidiaries (other than Subsidiary Guarantors) to create, incur, assume, permit to exist or otherwise become directly or indirectly liable for an amount of Indebtedness of the types referred to in paragraphs (a) through (h) inclusive of the definition of Consolidated Debt but excluding Indebtedness of the types referred to in paragraphs (i) through (n) inclusive of such definition which, in the aggregate, exceeds five (5%) percent of the Consolidated Total Assets of the Borrower and its Restricted Subsidiaries;

(g) **Limitation on Distributions:** the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, make any Distribution to the Trust or any Subsidiary of the Trust (other than to the Borrower or any Restricted Subsidiary) at any time that:

(i) a Default or Event of Default exists or would be reasonably expected to exist upon or as a result of making such Distribution;

(ii) such Distribution would cause the aggregate Distributions made during the 12 month period ending on the date of such Distribution to exceed the cumulative Distributable Cash for such period; and

(h) **Limitation on Swaps:** the Borrower shall not, and shall not permit any Restricted Subsidiary to, enter into any Swaps for speculative purposes.

9.3 Financial Covenants

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Consolidated Debt to Capitalization Ratio Covenant**: the Borrower shall not permit the Consolidated Debt to Capitalization Ratio to exceed sixty (60%) percent at the end of each Fiscal Quarter;

(b) **Consolidated Debt to EBITDA Ratio Covenant**: the Borrower shall not permit the Consolidated Debt to EBITDA Ratio to exceed 3.50 to 1.00 at the end of each Fiscal Quarter; and

(c) **Consolidated EBITDA to Interest Expense Ratio Covenant**: the Borrower shall not permit the Consolidated EBITDA to Interest Expense Ratio to be less than 2.50 to 1.00 at the end of each Fiscal Quarter;

provided that:

(i) for the purposes of calculating the above financial ratios, and in determining the Margin, the calculations of Consolidated EBITDA and Consolidated Interest Expense to be used for any Look-Back Period in which a Material Acquisition or Material Disposition has been completed shall be adjusted so as to approximate the effect which that Material Acquisition or Material Disposition would have on Consolidated EBITDA and Consolidated Interest Expense for the Look-Back Period if that Material Acquisition or Material Disposition had been completed on the first day of that Look-Back period. Such approximation and adjustment shall be made by determining the total amount of Consolidated EBITDA and Consolidated Interest Expense attributable to the assets acquired or disposed of in that Material Acquisition or Material Disposition for each complete calendar month in that Look-Back Period following the month in which that Material Acquisition or Material Disposition was completed, multiplying those amounts by a fraction having twelve (12) as its numerator and having the number of complete calendar months in that Look-Back Period following the month in which that Material Acquisition or Material Disposition was completed as its denominator, and making the appropriate adjustments; and

(ii) for the purposes of calculating the above financial ratios, and in determining the Margin, the calculations of Consolidated EBITDA and

Consolidated Interest Expense to be used for any Look-Back Period which includes the first full Fiscal Quarter of commercial operations of a Material Expansion (the **"First Operational Quarter"**) shall, with the consent of the Majority Lenders(such consent not to be unreasonably withheld), be adjusted so as to approximate the effect which the Material Expansion which resulted in such First Operational Quarter would have had on Consolidated EBITDA and Consolidated Interest Expense for that Look-Back Period if that Material Expansion had commenced commercial operations on the first day of that Look-Back Period. Such adjustment and approximation shall be made by determining the total amount of Consolidated EBITDA and Consolidated Interest Expense attributable to the assets comprising the Material Expansion during the Look-Back Period and multiplying those amounts by:

(A) 4.00, as at the end of and for the first Fiscal Quarter of commercial operations of such a Material Expansion;

(B) 2.00, as at the end of and for the first two Fiscal Quarters of commercial operations of such a Material Expansion; and

(C) 1.333, as at the end of and for the first three Fiscal Quarters of commercial operations of such a Material Expansion;

and making the appropriate adjustments.

9.4 Delivery and Release of Subsidiary Guarantees

(a) The Borrower shall promptly deliver to the Agent such Subsidiary Guarantees (including all such related certificates, resolutions and opinions as the Agent may reasonably request) from such Restricted Subsidiaries as may be necessary to ensure that the Borrower is at all times in compliance with subsection 9.2(f).

(b) Provided that no Default or Event of Default has occurred and is continuing and that the release of a Subsidiary Guarantee from any Subsidiary Guarantor will not result in a Default or Event of Default immediately after such release, the Agent shall release such Subsidiary Guarantee promptly after receipt of a written request from the Borrower requesting such release.

(c) If Royal, in its capacity as Agent, or any successor thereto, in its capacity as Agent (the **"Departing Agent"**) ceases to be the Agent, the Departing Agent shall transfer and assign all of its interest in any Subsidiary Guarantee provided hereunder to the replacement agent or, if the Total Commitment has been cancelled, to the Swap Lenders.

ARTICLE X
EVENTS OF DEFAULT

10.1 Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an Event of Default under this Agreement (other than the occurrence of an event or circumstance applicable to a Restricted Subsidiary that the Borrower could designate as no longer being a Restricted Subsidiary in compliance with the definition of Restricted Subsidiary, provided that, if so requested by the Agent on behalf of the Lenders, the Borrower designates such Restricted Subsidiary to be no longer a Restricted Subsidiary within three (3) Business Days of such request):

(a) **Non-Payment**: non-payment of principal, interest, fees or any other amounts outstanding under this Agreement for a period of one (1) Business Day (in the case of principal) and five (5) Business Days (in all other cases) after written notice to the Borrower from the Agent that any such amount is overdue;

(b) **Voluntary Insolvency**: if the Borrower or any of its Restricted Subsidiaries shall:

(i) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets:

(ii) make a general assignment for the benefit of creditors;

(iii) commit an act of bankruptcy under the *Bankruptcy and Insolvency Act* (Canada);

(iv) commence any cause, proceeding or other action under any existing or future law relating to bankruptcy, insolvency or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors, or seeking to take advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy or insolvency proceeding; or

(v) take corporate action for the purpose of effecting any of the foregoing;

(c) **Involuntary Insolvency**: if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction, against the Borrower or any of its Restricted Subsidiaries under any existing or future law relating to bankruptcy, insolvency or relief of debtors seeking in respect of the Borrower or such Restricted Subsidiary, an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of the Borrower or any such Restricted Subsidiary or of all or any substantial part of its assets, or any other like relief in respect of the Borrower or any such Restricted Subsidiary under any bankruptcy or insolvency law, and:

(i) such cause, proceeding or other action results in an entry of an order for relief or any such adjudication or appointment for any period of thirty (30) consecutive days; or

(ii) if such cause, proceeding or other action is being contested by the Borrower or any of such Restricted Subsidiary in good faith, the same shall continue undismissed, and unstayed and in effect, for any period of thirty (30) consecutive days;

(d) **Invalid Loan Documents**: if, for a period of fifteen (15) days after notice from the Agent, any material provision of the Loan Documents shall for any reason continue to be invalid or no longer in effect and not otherwise cured to the satisfaction of the Agent, acting reasonably;

(e) **Representations and Warranties**: if any representation or warranty made or deemed to be made in the Loan Documents by the Borrower shall be false or inaccurate in any materially adverse respect when made or deemed to be made thereunder and (if capable of being corrected) continues to be false or inaccurate for a period of thirty (30) days after the Agent gives written notice to the Borrower of such false or inaccurate representation or warranty;

(f) **Judgments**: if a final judgment subject to no further right of appeal is obtained against the Borrower or any of its Restricted Subsidiaries for an amount in excess of Cdn $25,000,000 which remains unsatisfied and undischarged for a period of thirty (30) days during which execution thereof shall not be effectively stayed;

(g) **Writs**: if a writ, attachment, execution or similar process in relation to a judgment in excess of Cdn $25,000,000 is levied against property of the Borrower or any of its Restricted Subsidiaries and such writ, attachment, execution or similar process is not released, satisfied, discharged, vacated or stayed within thirty (30) days after its entry, commencement or levy;

(h) **Change of Control:** if a Change of Control occurs without the consent of the Majority Lenders acting reasonably;

(i) **Cross Default**: if the Borrower or any of its Restricted Subsidiaries defaults (which default has not been cured or waived) (A) under any obligation to repay borrowed money in excess of $25,000,000 when due after all applicable grace or curative periods have expired (other than amounts borrowed pursuant to the provisions of this Agreement); or (B) in the performance or observance of any covenant or condition in respect of borrowed money in excess of $25,000,000 (other than amounts borrowed pursuant to the provisions of this Agreement) if, as a result thereof, the requirement to repay such borrowed money has been accelerated; or

(j) **Breach of Covenants**: if the Borrower fails to observe or perform any covenant or provision of any Loan Document (other than those heretofore dealt with in this Section 10.1) for a period of thirty (30) days after written notice of same has been given to the Borrower from the Agent.

10.2 Acceleration and Demand

Upon the occurrence of any Event of Default which has not been cured or waived, the Agent may on behalf of the Lenders and shall if so required by the Majority Lenders by written notice to the Borrower (an "**Acceleration Notice**"):

(a) declare the undrawn portion of the Total Commitment and each Lender's Commitment and the right of the Borrower to apply for further Borrowings to be terminated; and

(b) declare all Borrowings (whether matured or unmatured) of the Borrower outstanding to the Lenders hereunder (including the face amount of all outstanding Bankers' Acceptances and the undrawn amounts of all Documentary Credits) and the accrued and unpaid interest thereon and all other Loan Indebtedness (whether matured or unmatured) of the Borrower to the Lenders (such Borrowings, interest and other Loan Indebtedness being collectively referred to as the "**Accelerated Indebtedness**") to be immediately due and payable (or to be due and payable at such later time as may be stated in such notice) without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrower;

but upon the occurrence of an Event of Default specified in subsections 10.1(b) or 10.1(c), the undrawn portion of the Total Commitment and each Lender's Commitment shall automatically terminate and all Accelerated Indebtedness shall automatically become due and payable, in each case without any requirement that notice be given to the Borrower. Immediately upon the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c) or at the time stated in an Acceleration Notice, all Accelerated Indebtedness shall become due and payable notwithstanding anything contained herein or in the other Loan Documents to the contrary and the Borrower shall pay to the Agent on behalf of each Lender all amounts owing or payable in respect of the Accelerated Indebtedness, failing which all rights and remedies of the Lenders and the Agent under the Loan Documents shall thereupon become enforceable and shall be enforced by the Agent in accordance with the determinations of the Majority Lenders.

10.3 Waiver of Default

Any single or partial exercise by any Lender, the Agent or by the Agent on behalf of any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in the Loan Documents shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Agent or such Lender may be lawfully entitled for the same default or breach, and any waiver by any Lender, the Agent or by the Agent on behalf of any Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Loan Documents, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default. To the extent permitted by applicable law, the Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which may limit or modify any of the Agent's or Lenders' rights or remedies under the Loan Documents.

10.4 Application of Monies Following Demand and Acceleration

Except as otherwise agreed to by all the Lenders in their sole discretion, any monies received by the Agent at any time after delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c) which the Agent is obliged to apply in or towards satisfaction of amounts due from the Borrower hereunder or under the other Loan Documents shall be applied by the Agent to payment of fees and expenses payable to the Agent and to payment of amounts payable to the Lenders, rateably among the Lenders, without preference or priority of any kind, in accordance with the respective amounts owed to the Lenders in respect of each category of amounts set forth in subsections 10.4(b), 10.4(c), 10.4(d) and 10.4(e) as follows:

(a) firstly, in or towards payment of any fees, expenses or other amounts then due and payable to the Agent hereunder or under any of the other Loan Documents;

(b) secondly, rateably among the Lenders in or towards payment of amounts due and payable to the Lenders as and by way of recoverable expenses hereunder or under any of the other Loan Documents;

(c) thirdly, rateably among the Lenders in or towards payment of amounts due and payable to the Lenders by way of interest pursuant to Sections 6.1, 6.2 or 6.3, BA Acceptance Fees pursuant to Section 6.4, Documentary Credit fees pursuant to Section 6.5, interest on overdue amounts pursuant to Section 6.6 and standby fees pursuant to Section 6.7;

(d) fourthly, rateably among the Lenders in or towards payment of any amount (other than Borrowings) not hereinbefore referred to in this Section 10.4 which are then due and payable by the Borrower hereunder or under any of the other Loan Documents;

(e) fifthly, rateably among the Lenders in or towards repayment to the Lenders of the Borrowings then outstanding; and

(f) sixthly, the surplus (if any) of such monies shall be paid to the Borrower or as otherwise may be required by law.

10.5 Remedies Cumulative

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Agent and the Lenders under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. The Agent may on behalf of the

Lenders and shall if so required by the Majority Lenders, to the extent permitted by applicable law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(a) the specific performance of any covenant or agreement contained in the Loan Documents;

(b) enjoining a violation of any of the terms of the Loan Documents;

(c) aiding in the exercise of any power granted by the Loan Documents or by law; or

(d) obtaining and recovering judgment for any and all amounts due in respect of the Borrowings or amounts otherwise due hereunder or under the Loan Documents.

10.6 Set Off

In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, the Agent and the Lenders are authorized at any time after the occurrence of an Event of Default which has not theretofore been waived by the Lenders and from time to time thereafter without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set off and to appropriate and to apply any and all deposits (general and special) and any other Indebtedness at any time held by or owing by the Agent or such Lender to or for the credit of or the account of the Borrower against and on account of the Loan Indebtedness, including without limitation, all claims of any nature or description arising out of this Agreement or the Loan Documents, irrespective of whether or not the Agent or such Lender has made any demand under this Agreement. This set-off may occur notwithstanding that such deposits or other Indebtedness are expressed in different currencies and the Agent or such Lender is hereby authorized to effect any necessary conversion at the Noon Rate.

10.7 Cash Collateral Accounts

Upon the occurrence of an Event of Default and in addition to any other rights or remedies of the Lenders hereunder, the Agent, for the benefit of the Lenders, shall thereafter be entitled to deposit and retain in an account to be maintained by the Agent, and which for the purposes hereof shall be considered to be for the Agent's account and not for the Borrower's account (bearing interest for the Borrower's account at the rates of the Agent as may be applicable in respect of other deposits of similar amounts for similar terms), amounts which are received by the Agent from the Borrower to the extent that and for so long as such amounts may be required to satisfy any obligations or liabilities of the Borrower to the Agent and the Lenders under the Loan Documents in respect of Bankers' Acceptances which have not yet matured; provided that the amounts on deposit shall not be considered to be subject to a Security Interest in favour of the Agent or the Lenders but shall be considered to be a prepayment by the Borrower in respect of such obligations (without any deduction of fees or discount in respect thereof) and held by the Agent for set off on behalf of the Lenders against such obligations on the maturity of such Bankers' Acceptances.

10.8 Lenders May Perform Covenants

If the Borrower shall fail to perform any covenant on its part herein contained, the Agent may on behalf of the Lenders and with the approval of the Majority Lenders, upon fifteen (15) Business Days prior notice to the Borrower, perform any of the said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds on behalf of the Lenders and shall be entitled to reimbursement of any such expenditure from the Lenders based upon the proportion that each Lender's Commitment bears to the aggregate of Total Commitment. All amounts so paid by the Agent hereunder shall be repaid by the Borrower on demand therefor, and shall bear interest at the rate set forth in Section 6.6 from the date paid by the Agent hereunder to and including the date such amounts are repaid in full by the Borrower.

ARTICLE XI
EXPENSES AND INDEMNITIES

11.1 Reimbursement of Expenses and Indemnity

All statements, reports, certificates, opinions and other documents or information required to be furnished to the Agent or the Lenders by the Borrower under this Agreement shall be supplied by the Borrower without cost to the Agent or the Lenders. In addition, the Borrower hereby agrees to pay promptly to the Agent on demand all reasonable legal fees and all other reasonable out of pocket expenses which are incurred from time to time by the Agent in respect of the documentation, preparation, negotiation, execution, and administration of the Loan Documents (including stamp taxes or other Taxes payable in connection with the execution, delivery or enforcement of the Loan Documents) and all expenses which are incurred from time to time by the Agent or the Lenders in respect of the enforcement of this Agreement and any other Loan Documents; provided that such expenses do not relate to an assignment by a Lender pursuant to Section 13.1.

11.2 Increased Cost

If, subsequent to the date of this Agreement, the introduction of, any change in or the implementation of any applicable law, regulation, treaty or official directive or regulatory requirement of general application now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by any Lender with any request from any central bank or other fiscal, monetary or other authority (whether or not having the force of law):

(a) subjects a Lender to any Tax, or changes the basis of taxation of payments due to such Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by the Borrower to such Lender under this Agreement;

(b) imposes, modifies or deems applicable any reserve, special deposit, capital adequacy, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans or commitments to fund loans or obligations in respect of bankers' acceptances accepted by a Lender; or

(c) imposes on a Lender any other condition with respect to this Agreement;

and the result of (a), (b) or (c) is, in the sole determination of such Lender acting reasonably and in good faith, to increase the cost to such Lender or to reduce the income receivable by such Lender in respect of a Borrowing or standby fees payable pursuant to Section 6.7, such Lender shall promptly notify the Agent. The Agent shall promptly notify the Borrower and the Borrower shall pay to the Agent for the benefit of such Lender from time to time that amount which compensates such Lender for such additional cost or reduction in income ("**Additional Compensation**") on the next date on which standby fees are payable under Section 6.7 in the case of standby fees, on the next date of issuance of any Bankers' Acceptances in the case of Bankers' Acceptances and on the next Interest Payment Date in any other case (and each such successive date of issuance or Interest Payment Date, if applicable). Unless such Additional Compensation arises from events which are retroactive in effect, the Borrower shall not be obligated to pay any portion of such Additional Compensation accruing under this Section 11.2 for any period prior to the date which is ninety (90) days prior to the date on which the Agent, on behalf of the Lender, gives notice to the Borrower that such Additional Compensation is so accruing. A certificate by a duly authorized officer of such Lender prepared in good faith and setting forth the amount of the Additional Compensation and the basis for it must be submitted by the Agent to the Borrower and is *prima facie* evidence of the amount of the Additional Compensation. Such Lender shall, for the purposes of the calculation of Additional Compensation and to the extent contractually permitted, treat the Borrower in a manner consistent with other borrowers of the Lender having credit facilities with such Lender comparable to the credit facilities provided hereunder. If the Agent notifies the Borrower that Additional Compensation is owed, the Borrower shall pay such Additional Compensation to the Agent for the account of such Lender and the Borrower shall have the right, upon written irrevocable prior notice of at least three (3) Business Days to the Agent at the Agent's Branch of Account, to make payment in full to the Agent for the account of such Lender in respect of the applicable Borrowing on the date specified in such notice together with accrued interest in respect of such Borrowing or to convert such Borrowing into another basis of Borrowing available under this Agreement.

11.3 Illegality

If the introduction of or any change in applicable law, regulation, treaty or official directive, or regulatory requirement (whether or not having the force of law) or in the interpretation or application thereof by any court or by any governmental authority charged with the administration thereof, makes it unlawful, or prohibited for a Lender (acting reasonably and in good faith) to make, to fund or to maintain the Borrowings or a portion of the Borrowings or to perform its obligations under this Agreement, the Lender may, by written notice to the Borrower through the Agent, terminate its obligations under this Agreement to make such Borrowings or perform such obligations and the Borrower shall prepay such Borrowings forthwith (or at the end of such period as the Lender in its discretion agrees acting in good faith) together with all accrued but unpaid interest and fees as may be applicable to the date of payment or convert by notice to the Agent such Borrowings forthwith into another basis of Borrowing available under this Agreement.

11.4 General and Environmental Indemnity

The Borrower shall forthwith on demand fully indemnify, defend and save the Agent and the Lenders and their respective directors, officers, employees and agents, and any of them, (in this Section 11.4 any one or more of all of such Persons is referred to as the "**Indemnified Party**") harmless from and against any and all liabilities, losses, claims, damages and expenses (including, without limitation, all reasonable lawyers fees on a solicitor and his own client basis and accountant fees and expenses, court costs and all other out of pocket expenses) sustained, paid, incurred or suffered by the Indemnified Party arising in any manner whatsoever out of or as a result of any default by the Borrower under any of the provisions of the Loan Documents, any Environmental Laws or any environmental claims, liabilities or obligations of any and every nature whatsoever relating to or affecting the Borrower or its properties and assets, including, without limitation, its oil and gas properties and related production facilities, or the property of others where the Borrower would be reasonably likely to have any liability in respect thereof (all or any item or part of the foregoing liabilities, losses, claims, damages and expenses are referred to in this Section 11.4 as "**Loss**"). Notwithstanding the generality of the foregoing, the Borrower shall not be obligated to indemnify the Indemnified Party to the extent any Loss has been incurred by reason of the negligence or wilful misconduct of the Agent or the Lenders or of their respective directors, officers, employees and agents. The Borrower acknowledges that the Agent and each of the Lenders is entering into the provisions of this Section 11.4 on its behalf and as agent and trustee for its directors, officers, employees and agents. If any claim (in this Section 11.4 referred to as a "**Claim**") shall be asserted by any Person against the Indemnified Party which may give rise to a Loss, the Indemnified Party shall promptly notify the Borrower of all particulars of such Claim upon learning of same. The failure to give any notice, however, shall not affect the Borrower's liability to indemnify the Indemnified Party except to the extent such failure adversely affects the Borrower's ability to defend, object to, oppose or contest that Claim.

The Borrower shall at all time have the right, if no Event of Default has occurred and is continuing, but shall not be required, at its sole expense to resist, defend and compromise any Claim in the name of the Indemnified Party, by legal counsel reasonably acceptable to the Indemnified Party who will cooperate in such defence on a reasonable basis; provided that the Indemnified Party shall have the right to participate in the defence or compromise of any Claim by other legal counsel of its choosing if the Indemnified Party, acting reasonably, determines it should so participate; provided that the fees and disbursements of such other counsel shall by paid by the Borrower. The Indemnified Party shall not effect any settlement or compromise of any Claim without the written consent of the Borrower, which consent shall not be unreasonably withheld. Notwithstanding anything herein to the contrary, the Borrower on its own behalf must defend diligently and reasonably throughout the period while such Claim exists. If the Borrower exercises its rights under this Section 11.4, it shall not compromise or otherwise settle a Claim without the consent of the Indemnified Party suffering such Claim, which consent shall not be unreasonably withheld. The inability of the Borrower to pay such Claim in full shall constitute a sufficient reason to withhold such consent. The Borrower shall not, in connection with any Loss in the same jurisdiction, be liable for the fees and expenses of more than one separate legal firm for the Indemnified Parties unless such representation by the same legal counsel would be inappropriate due to actual or potential differing interests or the employment thereof has been specifically authorized by the Borrower in writing and such firm or firms shall be designated in writing by the Agent on behalf of each Indemnified Party. This indemnity shall survive the termination of this Agreement.

ARTICLE XII
THE AGENT AND THE LENDERS

12.1 Authorization of Agent

Each Lender irrevocably appoints and authorizes the Agent to exercise such powers, perform such duties, take such actions, make such decisions and determinations and give such consents under the Loan Documents as are required to be exercised, performed, taken, made, given or otherwise carried out by the Agent hereunder or under any other agreement between the Lenders, together with all powers reasonably incidental thereto. As to any matters not expressly required by this Agreement or by any other agreement between the Lenders to be carried out by the Agent, the Agent is not required to exercise any discretion or take or to refrain from taking any action except upon the written instructions of the Majority Lenders. Notwithstanding anything to the contrary in this Agreement, the Agent shall not be required to exercise any discretion or to take or to refrain from taking any action in any manner which is contrary to the Loan Documents, to any other agreement between the Lenders or to applicable law.

12.2 Responsibility of Agent

The Agent, in its capacity as Agent hereunder, makes no representation or warranty and accepts no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or priority of any of the Loan Documents nor with respect to the due execution, legality, validity, sufficiency, enforceability, accuracy or authenticity of any documents, papers, materials or other information furnished by the Borrower (or any other Person, including the Agent) in connection with the Loan Documents, whether provided before or after the date of this Agreement. The Agent shall incur no liability to the Lenders under or in respect of the Loan Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Agent assumes no responsibility for the payment of any of the Borrowings or other amounts outstanding hereunder by the Borrower.

12.3 Acknowledgment of Lenders

Each Lender acknowledges to the Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and its Subsidiaries and accordingly each Lender confirms to the Agent that it has not relied, and will not hereafter rely on the Agent:

(a) **Information**: to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower and its Subsidiaries or in connection with the Loan Documents (whether or not such information has been or is hereafter circulated to such Lender by the Agent);

(b) **Performance**: to inquire as to the performance by the Borrower of its obligations under the Loan Documents; or

(c) **Credit Review**: to assess or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower and its Subsidiaries.

12.4 Rights and Obligations of Each Lender

The rights and obligations of each Lender under this Agreement are several and no Lender shall be obligated to make Borrowings available to the Borrower in excess of such Lender's Commitment. The failure of a Lender to perform its obligations under this Agreement shall neither:

(a) **No Liability to Other Lenders**: result in any other Lender incurring any liability whatsoever; nor

(b) **No Relief from Obligations**: relieve the Borrower or any other Lender from their respective obligations to each other under any Loan Document.

Nothing contained herein or in any other Loan Document nor any action taken pursuant hereto or thereto shall be deemed to constitute the Lenders a partnership, joint venture or any other similar entity.

12.5 Determinations by Lenders

(a) **Lenders' Determinations**: Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Loan Documents may be made or any action, consent or other determination in connection with the Loan Documents may be taken or given, with the consent or agreement of the Majority Lenders or "the Lenders" and not "all the Lenders", then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders shall be binding on all of the Lenders and all of the Lenders shall cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(b) **Deemed Non-Consent**: If the Agent delivers a written notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Loan Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its written consent or objection to such matter within fifteen (15) Business Days of the delivery of such written notice by the Agent to such Lender, such Lender shall be deemed not to have consented thereto upon the expiry of such fifteen (15) Business Day period.

12.6 Notices between the Lenders, the Agent and the Borrower

All notices by the Lenders to the Agent shall be through the Agent's Branch of Account and all notices by the Agent to a Lender shall be through such Lender's Branch of Account. All notices or communications between the Borrower and the Lenders which are required or contemplated pursuant to the Loan Documents shall be given or made through the Agent at the Agent's Branch of Account.

12.7 Agent's Duty to Deliver Documents Obtained from the Borrower

The Agent shall within five (5) Business Days deliver to each Lender, at its Branch of Account, such documents, papers, materials and other information as are furnished by the Borrower to the Agent on behalf of such Lender pursuant to this Agreement, and the Borrower shall provide the Agent with sufficient copies of all such information for such purpose. The Agent shall make requests of the Borrower pursuant to subsection 9.1(p) from time to time on behalf of a Lender for such information as such Lender may from time to time reasonably request.

12.8 Arrangements for Borrowings

The Agent shall promptly give written notice to each Lender at its Branch of Account upon receipt by the Agent of any notice given pursuant to Section 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.10, 3.11, 3.13, 5.1, 5.3 or 5.4; provided that the Agent shall not be required to provide any such notice to each Lender if the Borrower is obligated to provide any such notice (or a copy thereof) directly to such Lender. The Agent shall advise each Lender of the amount, date and details of each Borrowing and of such Lender's participation in each Borrowing. At or before 11:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date:

(a) **Loan Participation**: each Lender will make available to the Borrower its share of Borrowings by way of Prime Loans, USBR Loans and Libor Loans at the Agent's Accounts for Payments by forwarding to the Agent the amount of Prime Loans, USBR Loans and Libor Loans required to be made available by such Lender;

(b) **Bankers' Acceptance Participation**: each Lender will make available to the Borrower its share of Borrowings by way of the acceptance of Bankers' Acceptances at the Agent's Accounts for Payments by forwarding the Discount Proceeds or the discounted proceeds of sale received by it, as applicable, (less the amount of applicable fees payable by the Borrower to such Lender pursuant to Section 6.4) to the Agent at the Agent's Accounts for Payments;

(c) **Documentary Credits**: the Agent will, on behalf of each Lender, make available the Documentary Credit required to be issued at the request of the Borrower by forwarding the confirmations and documentation required under Section 3.7; and

(d) **Availability at Borrower's Accounts**: unless otherwise expressly provided in this Agreement, the Agent will make available to the Borrower the Borrowings received by it at the Borrower's Accounts.

12.9 Arrangements for Repayment of Borrowings

(a) **Prior to Acceleration**: Prior to the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), upon receipt by the Agent of payments from the Borrower on account of principal, interest, fees or any other payment made to the Agent on behalf of the Lenders, the Agent shall pay over to each Lender at its Branch of Account the amount to which it is entitled under this Agreement and shall use its best efforts to make such payment to such Lender on the same Business Day on which such payment is received by the Agent; provided that if such payments by the Borrower are received by the Agent after 1:00 p.m. (Toronto time), the Agent shall make such payment to such Lender on the immediately following Business Day. If the Agent does not remit any such payment to a Lender on the same Business Day as such payment is received by the Agent, the Agent shall pay interest thereon to such Lender until the date of payment at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice in respect of deposits of amounts comparable to the amount of such payment which are received by the Agent at a time similar to the time at which such payment is received by the Agent.

(b) **Subsequent to Demand and Acceleration**: Following the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), the Lenders shall share any payments subsequently received in accordance with Section 10.4 of this Agreement.

12.10 Repayment by the Lenders to Agent

(a) **Where Borrower Fails to Pay**: Unless the Agent has been notified in writing by the Borrower at least one (1) Business Day prior to the date on which any payment to be made by the Borrower hereunder is due that the Borrower does not intend to remit such payment, the Agent may, in its discretion, assume that the Borrower has remitted such payment when so due and the Agent may, in its discretion and in reliance upon such assumption, make available to each Lender on such payment date an amount equal to the amount of such payment which is due to such Lender pursuant to this Agreement. If the Borrower does not in fact remit such payment to the Agent, the Agent shall promptly notify each Lender and each such Lender shall forthwith on demand repay to the Agent the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practices for similar advances to financial institutions of like standing to such Lender.

(b) **Where a Lender Fails to Pay**: Unless the Agent has been notified in writing by a Lender at least one (1) Business Day prior to the applicable Drawdown Date, Conversion Date or Rollover Date that such Lender does not intend to make available the amount required to be made available by such Lender pursuant to this Agreement on such Drawdown Date, Conversion Date or Rollover Date, the Agent may, in its discretion, assume that such Lender has remitted funds to the Agent in an amount equal to the amount required to be made available by such Lender pursuant to this Agreement and the Agent may, in its discretion and in reliance upon such assumption, make available to the Borrower on such Drawdown Date, Conversion Date or Rollover Date an amount equal to the amount required to be made available by such Lender pursuant to this Agreement. If a Lender does not in fact remit such funds to the Agent, the Agent shall promptly notify such Lender and such Lender shall forthwith remit such funds to the Agent, failing which the Borrower shall forthwith on demand repay to the Agent (without prejudice to the Borrower's rights against such Lender) the amount made available by the Agent on behalf of such Lender, in each case together with interest thereon until the date of repayment thereof at the lesser of a rate determined in accordance with the Loan Documents and a rate determined by the Agent (such rate to be conclusive and binding on such Lender or the Borrower, as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

12.11 Adjustments Among Lenders

(a) **Adjustments to Outstanding Borrowings**: Each Lender agrees that, after the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), it will at any time and from time to time upon the request of the Agent as required by any Lender purchase portions of the Borrowings made available by the other Lenders which remain outstanding and make any other adjustments which may be necessary or appropriate, in order that the amount of Borrowings made available by each Lender which remain outstanding, as adjusted pursuant to this Section 12.11, will be in the same proportion as the *Lender's Proportion of such Lender*.

(b) **Application of Payments**: The Lenders agree that, after the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), the amount of any repayment made by the Borrower under this Agreement, and the amount of any proceeds from the exercise of any rights or remedies of the Lenders under the Loan Documents, which are to be applied against amounts owing hereunder, will be so applied in a manner so that to the extent possible the amount of Borrowings made available by each Lender which remain outstanding after giving effect to such application will be in the same proportion as the Lender's Proportion of such Lender.

(c) **Receipt of Payments other than Borrowings**: Notwithstanding anything contained in this Section 12.11, there shall not be taken into account for the purposes of computing any amount payable to any Lender pursuant to this Section 12.11, any amount which a Lender receives as a result of any payment (whether voluntary, involuntary, through the exercise of any right of set off, or otherwise) on account of any monies owing by the Borrower to such Lender other than on account of the Loan Indebtedness; provided that, if at any time a Lender receives any payment (whether voluntary, involuntary, through the exercise of any right of set off, or otherwise) on account of monies owing or payable to it by the Borrower in respect of the Loan Indebtedness, such Lender shall purchase portions of the Borrowings made available by the other Lenders which remain outstanding to the extent required pursuant to subsection 12.11(a).

(d) **Further Assurances**: The Borrower agrees to be bound by and, at the request of the Agent, to do all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 12.11 but shall incur no increased liabilities, in aggregate, by reason thereof.

12.12 Lenders' Consents to Waivers, Amendments, etc.

(a) **Unanimous Consent**: Notwithstanding anything herein to the contrary and without in any way limiting any provision in this Agreement requiring the consent, approval or action of all Lenders, the following matters shall require written approval, consent or agreement, as the context requires of all Lenders:

(i) a change in the types of Borrowings, the Margin, or the amount of any payments payable by the Borrower to the Lenders under this Agreement and including any waiver of the time of payment of any amounts payable to the Lenders under this Agreement or any change in the notice periods provided for hereunder;

(ii) an increase in the Commitment of any Lender or a decrease in the Commitment of any Lender other than as provided for herein;

(iii) an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement other than as expressly contemplated or provided for hereunder;

(iv) a change in the definition of "Majority Lenders", "Term Date" or "Maturity Date";

(v) a waiver of or change to any matter which, pursuant to the Loan Documents, specifically requires the consent or agreement of all of the Lenders;

(vi) a change to the provisions of this subsection 12.12(a);

(vii) a waiver of or change to an Event of Default under subsection 10.1(a); or

(viii) a waiver of or change to the conditions precedent contained in Section 8.1.

(b) **Majority Consent**: Subject to subsection 12.12(a) and except as otherwise provided in the Loan Documents by reference to "all Lenders" or "all of the

Lenders", any waiver of or any amendment to any provision of the Loan Documents and any action, consent or other determination in connection with the Loan Documents shall bind all of the Lenders if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(c) **Agent's Consent**: Any waiver of or any amendment to any provision of the Loan Documents which relates to the rights or obligations of the Agent shall require the agreement of the Agent thereto.

12.13 Reimbursement of Agent's Expenses

Each Lender agrees that it will indemnify the Agent for its Lender's Proportion of any and all out of pocket costs, expenses and disbursements (including, without limitation, those costs and expenses referred to in Section 11.1) which may be incurred or made by the Agent in good faith in connection with the Loan Documents, and agrees that it will, on written demand, reimburse the Agent for any such costs, expenses or disbursements for which the Agent is not promptly reimbursed at any time by the Borrower. The Agent may refrain from exercising any further right, power or discretion or taking any action to protect or enforce the rights of any Lender under the Loan Documents until it has been so reimbursed.

12.14 Reliance by Agent on Notices, etc.

The Agent shall be entitled:

(a) **Reliance on Written Documents**: to rely upon any writing, letter, notice, certificate, telex, facsimile copy, cable, statement, order or other document believed by the Agent to be genuine and correct and to have been signed, sent or made by the proper person or persons;

(b) **Reliance on Legal Advice**: with respect to legal matters, to act upon advice of legal advisors selected by the Agent concerning all matters pertaining to the Loan Documents and the Agent's duties thereunder; and

(c) **Reliance of Accounting Advice**: with respect to accounting matters, to act upon the advice of independent public accountants selected by the Agent;

and the Agent, in its capacity as Agent hereunder, shall assume no responsibility and shall incur no liability to the Borrower or any Lender by reason of relying on any such document or acting on any such advice.

12.15 Relations with Borrower

Except for the transactions provided for in this Agreement, each Lender may deal with the Borrower in all transactions and generally do any banking business with or provide any financial services to the Borrower without having any liability to account to the other Lenders therefor. With respect to its Lender's Commitment and Lender's Proportion, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent.

12.16 Successor Agent

(a) The Agent shall resign if at any time:

(i) the Commitment of the Agent in its capacity as a Lender is less than the lesser of:

(A) Cdn $60,000,000; and

(B) 20% of the Total Commitment;

(ii) at least one other Lender has a Commitment which is equal to or greater than the Commitment of the Agent in its capacity as a Lender, and such Lender (the **"Replacement Agent"**) is willing to act as Agent; and

(iii) the Borrower demands by written notice to the Agent that the Agent resign;

in which circumstances the Replacement Agent shall be appointed as Agent hereunder.

(b) Subject to the appointment and acceptance of a successor agent as provided in this Section 12.16, the Agent may resign at any time by giving written notice thereof (the **"Resignation Notice"**) to each of the Lenders and the Borrower, and the Agent may be removed at any time for cause by the Lenders other than the Agent in its capacity as a Lender (the **"Remaining Lenders"**) provided that the Remaining Lenders holding commitments of eighty percent (80%) or more of the aggregate Commitments of all the Remaining Lenders consent to such removal. Upon any such resignation or removal, the Remaining Lenders shall have the right to appoint a successor agent with the written approval of the Borrower (such approval not to be unreasonably withheld). Any successor agent appointed under this Section 12.16 shall be a Lender which has offices in Calgary, Alberta and Toronto, Ontario. If no successor agent shall have been appointed by the Remaining Lenders and shall have accepted such appointment within thirty (30) days of receipt of the Resignation Notice or the Remaining Lenders removal of the retiring agent, then the retiring agent may, on behalf of the Lenders and with the written approval of the Borrower (such approval not to be unreasonably withheld) appoint a successor agent. Upon the acceptance of any appointment as Agent by a successor agent such successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring agent as Agent, and the retiring agent shall be discharged from its duties and obligations under this Agreement as Agent. After any retiring agent's resignation hereunder as the Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the retiring agent while it was acting as the Agent.

12.17 Amendment of this Article 12

Save and except for the provisions of Section 12.16, the provisions of this Article 12 may be amended or added to, from time to time, without the agreement of the Borrower provided such amendment or addition does not adversely affect the rights of the Borrower hereunder or increase, in aggregate, the liabilities or obligations of the Borrower hereunder. A copy of the instrument evidencing such amendment or addition shall be forwarded by the Agent to the Borrower as soon as practicable following the execution thereof.

12.18 Dealing with Agent

In the absence of notice or any actual knowledge of a lack of authority of the Agent to act for and on behalf of the Lenders in respect of any matter hereunder or under the Loan Documents, the Borrower shall be entitled to conclusively assume that any certificate, directive or other writing of the Agent for and on behalf of the Lenders in connection with such matter has been duly authorized by the Lenders in accordance with this Agreement.

12.19 Indemnity of Agent

Each Lender hereby agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), as to its Lender's Proportion from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, out of pocket costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or the other Loan Documents or any action taken or omitted by the Agent under or in respect of this Agreement or the other Loan Documents provided that the Lenders shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Lender's Proportion of any out of pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement and the other Loan Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower.

ARTICLE XIII
SUCCESSORS AND ASSIGNS

13.1 Successors and Assigns

(a) Except as otherwise permitted by subsection 9.2(a) or this subsection 13.1, the Borrower shall not assign its rights or obligations hereunder without the prior written consent of all of the Lenders; provided that the Borrower may assign all of its rights and obligations hereunder to the Commercial Trust so long as:

(i) prior written notice of such assignment is given to the Agent not less than thirty (30) days prior to the proposed date of such assignment;

(ii) the Commercial Trust has in all material respects, directly or indirectly, the same assets as the Borrower and the same or less liabilities as the Borrower (excluding Subordinated Debt);

(iii) the requirements of subsections 9.2(a)(i) through to (vi) inclusive are met (other than the requirement that the Commercial Trust be a Successor pursuant to a Transaction); and

(iv) such consequential amendments are made to this Agreement as may be reasonably required in order to reflect the change in entity and to provide the Borrower and the Lenders with rights and obligations which are equivalent in all material respects to their respective rights and obligations hereunder on the Closing Date.

Upon completion of such assignment referred to above, the predecessor Borrower shall be released from all liabilities and obligations under any of the Loan Documents to which it is a party.

(b) If an Event of Default has occurred and is continuing, a Lender may, at its sole cost and expense, with the prior consent of the Agent (such consent not to be unreasonably withheld) but without the Borrower's consent, assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents to a Person who is not a non-resident and is not deemed to be a non-resident of Canada as defined in the *Income Tax Act* (Canada) as amended from time to time (the "***Tax Act***"). If no Event of Default has occurred, a Lender may, at its sole cost and expense, with the prior consent of the Agent and the Borrower (such consents not to be unreasonably withheld), assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents to a financial institution which is not a non-resident and is not deemed to be a non-resident of Canada as defined in the *Tax Act*; provided any such assignment is for a minimum Commitment of Cdn \$10,000,000, and, if assigned in part only, such assignor Lender would thereafter retain for its own account a Commitment of at least Cdn \$10,000,000.

(c) Upon any assignment by a Lender to an assignee in accordance with the foregoing provisions of this Section 13.1 (a "**Permitted Assignee**"), the Permitted Assignee shall, to the fullest extent permitted by law, have the same rights and benefits hereunder and under the other Loan Documents and the same continuing obligations as it would have if it were such Lender hereunder; provided, however, that the Agent and the Borrower shall be entitled to continue to deal solely and directly with the assignor Lender in connection with the interests so assigned unless and until such Permitted Assignee becomes a Lender pursuant to a Lender Transfer Agreement executed by such Permitted Assignee, the relevant assignor Lender and the Agent and, prior to an Event of Default, acknowledged by the Borrower. Upon (i) such execution of such Lender Transfer Agreement, (ii) delivery of an executed copy thereof to the Borrower and the Agent, (iii) payment by such Permitted Assignee to such assignor Lender of an amount equal to the purchase price agreed between such assignor and such Permitted Assignee, and (iv) payment by the assignor Lender of Cdn $3,000 to the Agent, such assignor Lender shall be released from its obligations hereunder (except for obligations of confidentiality herein contained) to the extent of such assignment and such Permitted Assignee shall for all purposes be a Lender party to this Agreement as a Lender and shall have all the rights and obligations of a Lender under this Agreement to the same extent as if it were an original party hereto, and no further consent or action by the Borrower, the Lenders or the Agent shall be required. Such Lender Transfer Agreement shall be deemed to amend this Agreement to the extent, and only to the extent, necessary to reflect the addition of such Permitted Assignee Lender as a Lender and the resulting adjustment of the Commitments arising from the purchase by such Permitted Assignee of all or a portion of the Outstanding Principal and the Commitment of such assignor Lender. Any such assignment shall not increase, in aggregate, the liabilities of the Borrower hereunder.

13.2 Exchange and Confidentiality of Information

Each of the Lenders and the Agent acknowledges the confidential nature of the financial, environmental, operational and other information, reports and data provided and to be provided to them by the Borrower pursuant to this Agreement (the "**Information**") and agrees to hold the Information in the strictest confidence and shall not discuss or disclose or allow access to, or transfer or transmit the Information to any Person, provided however that:

(a) each of the Lenders and the Agent may disclose all or any part of the Information if, in its reasonable opinion, such disclosure is required by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement, or is required in connection with any actual or threatened judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement;

(b) each of the Lenders and the Agent may disclose Information to each other and to any Permitted Assignee and to their respective counsel, agents, employees and advisors provided any such Person is under the same duty of confidentiality to the Borrower with respect to such information;

(c) each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential Permitted Assignees for the purposes of assignment or participation pursuant to Section 13.1; provided that such potential Permitted Assignee shall have, for the benefit of the Borrower, previously provided to the Agent or such Lender, as the case may be, its written agreement to hold the Information under the same obligations of confidentiality as set forth in this Section 13.2 at all times prior to and after becoming a Permitted Assignee;

(d) each of the Lenders and the Agent may disclose all or any part of the Information so as to enable the Agent or the Lenders to initiate any lawsuit against Borrower or to defend any lawsuit commenced by the Borrower, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defence of such lawsuit; and

(e) each of the Lenders and the Agent may disclose Information to any Person with the prior written consent of the Borrower.

Notwithstanding the foregoing, "Information" shall not include any such information:

(f) which has been made readily available to the public by the Borrower;

(g) which the Agent or any Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent's or such Lender's possession and not then subject to any obligation on its part to the Borrower to maintain confidentiality; or

(h) which the Agent or any Lender received from a third party which was not, to the knowledge of the Agent or such Lender, subject to a duty of confidentiality to the Borrower at the time the information was so received.

The provisions of this Section 13.2 shall survive the termination of this Agreement.

13.3 Judgment Currency

If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement it becomes necessary to convert into the currency of such jurisdiction (herein called the "**Judgment Currency**") any amount due hereunder in any currency other than the Judgment Currency, then such conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For such purpose "rate of exchange" means the spot rate at which the Agent, on the relevant date at or about 12:00 o'clock noon (Toronto time), would be prepared to sell the amount of such currency in Toronto, Ontario against the Judgment Currency. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower shall, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount of the Judgment Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due from the Borrower under this Section 13.3 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

ARTICLE XIV
MISCELLANEOUS

14.1 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

14.2 Survival of Undertakings

All covenants, undertakings, agreements, representations and warranties made pursuant to this Agreement shall survive the execution and delivery of this Agreement and continue in full force and effect until the full payment and satisfaction of all obligations of the Borrower incurred pursuant to the Loan Documents and the termination of this Agreement.

14.3 Failure to Act

No failure, omission or delay on the part of any Lender in exercising any right, power or privilege hereunder shall impair such right, power or privilege or operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

14.4 Amendments

No amendment, waiver, discharge or termination of any provision of the Loan Documents shall in any event be effective unless it is in conformity with Section 1.9 or 12.12 and then such amendment, waiver, discharge or termination will be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

14.5 Notice

Except as otherwise expressly provided herein, all notices, advices, requests and demands hereunder shall be in writing (including facsimile transmissions) or, if telephonic, immediately confirmed in writing, and shall be given to or made upon the respective parties hereto at the address (which shall be an address in Canada) set forth opposite their names on the signature pages hereto or at such other address as any party shall designate for itself. All notices shall be effective upon actual receipt. In the event of any discrepancy between any telephonic notice, advice, request or demand and the written confirmation thereof, the telephonic version shall govern with respect to actions taken by the recipient thereof notwithstanding subsequent written notice to the contrary but the Person receiving such contrary subsequent written notice shall, as soon as practicable, use its reasonable best efforts to act in accordance with the written notice.

14.6 Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement and the other Loan Documents.

14.7 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

14.8 Whole Agreement

This Agreement together with the other Loan Documents constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of this Agreement and the other Loan Documents.

14.9 Term of Agreement

The term of this Agreement shall commence on the Closing Date and continue until the termination of the Commitment of each Lender and payment in full of all the obligations of the Borrower incurred pursuant to this Agreement.

14.10 Time of Essence

Time shall be of the essence of this Agreement.

14.11 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMMITMENTS AND ADDRESS FOR NOTICE

Borrower:

1700, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attn: Treasurer
Telecopier: (403) 508-7258

ALTAGAS GENERAL PARTNER INC.
in its capacity as General Partner
for and on behalf of
ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

Lenders:

11th Floor, 335 – 8th Avenue S.W.
Calgary, Alberta
T2P 1C9

Attn: Manager
Telecopier: (403) 292-3436

Commitment: **Cdn $60,000,000**

ROYAL BANK OF CANADA, as Lender



Per:
Name: S.G. Tibbatts
Title: Sales & Market Manager



Per:
Name: L.M.A. D'Aleo
Title: Senior Account Manager

9th Floor, Bankers Hall
855 - 2nd Street S.W.
Calgary, Alberta
T2P 2P2

Attn: Vice President
Telecopier: (403) 221-5333

CANADIAN IMPERIAL BANK OF COMMERCE



Per: ______________________
Name: CIBC COMMERCIAL BANKING
Title: OIL & GAS AND ALBERTA
CHRIS PERKS, DIRECTOR



Per: ______________________
Name: *Carmen Angelescu*
Title: *Manager, Commercial Credit*

Commitment: **Cdn $60,000,000**

2200, 333 - 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Attn: Director
Telecopier: (403) 515-3650

Commitment: **Cdn $60,000,000**

BANK OF MONTREAL

Per:
Name:
Title:



Corporate Energy Banking
700 – 2nd Street S.W., Suite 2000
Calgary, Alberta
T2P 2N7

Attn: Director
Telecopier: (403) 221-6497

Commitment: **Cdn $60,000,000**

THE BANK OF NOVA SCOTIA



Per:
Name: Dan W. Lindquist
Title: Director



Per:
Name: Matt van Remmen
Title: Associate Director

Calgary Corporate
3rd Floor, 239 8th Avenue S.W.
Calgary, Alberta
T2P 1B9

Attn: Dwayne Hoopfer
Telecopier: (403) 974-5784

ALBERTA TREASURY BRANCHES

Per: 
Name: D.G. MANN
Title: VICE-PRESIDENT COMMERCIAL CREDIT

Per: 
Name: TIM POOLE
Title: SENIOR CREDIT MANAGER ENERGY BANKING

Commitment: **Cdn $30,000,000**

Corporate & Investment Banking
Suite 2802, TransCanada Tower
450 1st Street S.W.
Calgary, Alberta
T2P 5H1

Attn: Manager
Telecopier: (403) 265-0543

Commitment: **Cdn $30,000,000**

NATIONAL BANK OF CANADA

Per: [signature]
Name: Phil Taylor
Title: Senior Manager Corporate Banking

Per: [signature]
Name: Anne Collins
Title: Manager, Corporate Banking

Agent:

Royal Bank of Canada
RBC Agency Services Group
Royal Bank Plaza
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario
M5J 2W7

Attn: Manager, Agency
Telecopier: (416) 842-4023

ROYAL BANK OF CANADA, as Agent



Per: ______________________
Name: Gail Watkin
Title: Manager, Agency

Per: ______________________
Name:
Title:

Schedule "A" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

NOTICE OF DRAWDOWN, REPAYMENT, PREPAYMENT OR CANCELLATION OF TOTAL COMMITMENT

Date: •

Royal Bank of Canada
Global Syndications - Canada
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
M5J 2J5

Telecopier: (416) 842-4023

Attention: Manager, Agency

Dear Sir:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of our request for a **[Drawdown, repayment, prepayment and/or cancellation of Total Commitment]** pursuant to Section **[3.4, 3.8, 5.1 or 5.3]** of the Credit Agreement as follows:

1. Amount of **[Drawdown, repayment, prepayment and/or cancellation] [Cdn/US]** $__________.

2. Date of **[Drawdown, repayment, prepayment and/or cancellation of Total Commitment]** ____________________.

3. **[If applicable]** Nature of **[Drawdown, repayment or prepayment]** is by way of a **[a Prime Loan, a USBR Loan, a Libor Loan or Bankers' Acceptances] [with an Interest Period of ________________]**.

4. **[If applicable]** The amount of the Total Commitment to be cancelled is Cdn $________. Accordingly, the amount of the Commitment for each Lender and the amount of the Total Commitment after giving effect to the cancellation requested shall be as follows:

[specify particulars]

5. **[If applicable - Bankers' Acceptances not purchased by Lenders only]**. We will forward a confirmation of Borrowing by way of Bankers' Acceptance in the form of Schedule "B-1" to the Credit Agreement on the **[Drawdown Date]**. The term of each such Bankers' Acceptance shall be __________ days.

6. **[If applicable - Bankers' Acceptances only]**. We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

We hereby represent and warrant that as at the Drawdown Date there exists no Default or Event of Default.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ________________________________

Name: •
Title: •

Schedule "B-1" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

NOTICE OF BORROWING BY WAY OF BANKERS' ACCEPTANCE (MARKETED)

Date: •

Royal Bank of Canada
Global Syndications - Canada
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
M5J 2J5

Telecopier: (416) 824-4023

Attention: Manager, Agency

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1. as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.6 of the Credit Agreement, we confirm our instructions regarding the issuance of the following Bankers' Acceptances for value on _______________, 20_____.

Each should be dated so as to mature on _____________________, 20____, resulting in a term of _________ days.

Particulars in respect of such Bankers' Acceptances are as set out in Exhibit 1 attached hereto.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ________________________________
Name: •
Title: •

Exhibit 1 to Notice of Borrowing by way of Bankers' Acceptances

CONFIRMATION OF BANKERS' ACCEPTANCES FUNDING DETAILS Date: ______________________

Further to the Notice of Borrowing dated ______________________, we hereby confirm the following including details of Bankers' Acceptances for the period ______________________ to ______________________.

Name of Lender	[•]	[•]	[•]	[•]
Face Amounts	[•]	[•]	[•]	[•]
Discount Rate	[•]	[•]	[•]	[•]
Price	[•]	[•]	[•]	[•]
Discounted proceeds	[•]	[•]	[•]	[•]
BA Acceptance Fee	[•]	[•]	[•]	[•]
Net Proceeds	[•]	[•]	[•]	[•]
Broker Name/Location	[•]	[•]	[•]	[•]
Split	[•]	[•]	[•]	[•]
Term	[•]	[•]	[•]	[•]

Schedule "B-2" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

CONFIRMATION OF BORROWING BY WAY OF BANKERS' ACCEPTANCE (PURCHASED)

Confirmation to Borrower

Date: •

TO: AltaGas Holding Limited Partnership No. 1
1700, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attention: Treasurer

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.6 of the Credit Agreement, we confirm our instructions regarding the issuance of Bankers' Acceptances as follows:

1. The Discount Rate applicable to Bankers' Acceptances purchased by each Schedule I Lender is _______% and each Schedule II Lender or Schedule III Lender is ___________%. This is the Discount Rate determined pursuant to the Credit Agreement.

2. Aggregate Bankers' Acceptances purchased by the Lenders were as follows:

   Face Amount: Cdn $___________________
   Term: _____ days from _______ to ___________
   Discount Rates: __________% and _____________%
   Price: Cdn $___________________
   Discount Proceeds: Cdn $___________________
   BA Acceptance Fees: Cdn $___________________
   Net Proceeds : Cdn $___________________

3. For value on ___________, 20____, we will credit your account ________________ maintained at _________________ Branch with Cdn $__________________.

Yours very truly,

ROYAL BANK OF CANADA, as Agent

Per: ______________________________
Title: •

COPY TO EACH LENDER

Schedule "C" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

NOTICE OF CONVERSION

Date: •

Royal Bank of Canada
Global Syndications - Canada
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
M5J 2J5

Telecopier: (416) 842-4023

Attention: Manager, Agency

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Conversion of Borrowings pursuant to Section 3.10 of the Credit Agreement.

We have outstanding **[Cdn / US]** $_______________ by way of **[a Prime Loan/a USBR Loan/a Libor Loan/Bankers' Acceptances]**. Please convert **[Cdn / US]** $_______________________ outstanding by way of _______________

[a Prime Loan/a USBR Loan/a Libor Loan/Bankers' Acceptances] [with an Interest Period ending ____________________**]** into ____________________ **[a Prime Loan/a USBR Loan/a Libor Loan/Bankers' Acceptances] [with an Interest Period ending** ________________**]** on the ____________ day of ____________________, 20______.

[If applicable] We will forward a confirmation of Borrowing by way of Bankers' Acceptances in the form of Schedule "B-1" to the Credit Agreement on the Conversion Date.

[If applicable] We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

We hereby represent and warrant that as at the Conversion Date there exists no Event of Default.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ______________________________

Name: •

Title: •

Schedule "D" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

NOTICE OF ROLLOVER

Date: •

Royal Bank of Canada
Global Syndications - Canada
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
M5J 2J5

Telecopier: (416) 842-4023

Attention: Manager, Agency

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Rollover of **[Bankers' Acceptances/a Libor Loan]** pursuant to Section 3.11 of the Credit Agreement.

[If applicable] We have outstanding **[Cdn/US]$** ________________ by way of **[Bankers' Acceptances/a Libor Loan] [with an Interest Period ending** ________________**.]** Please Rollover ________________ **[Cdn/US]** dollars of such **[Bankers' Acceptances/Libor Loan] [with a new Interest Period of** ______________**.]**

[If applicable] We will forward a Notice of Borrowing by way of Bankers' Acceptances in the form of Schedule "B-1" to the Credit Agreement on the Rollover Date.

[If applicable] We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ______________________________

Name: •
Title: •

Schedule "E-1" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

BANKERS' ACCEPTANCE UNDERTAKING

1. This Bankers' Acceptance Undertaking is provided pursuant to the Credit Agreement made as November 30, 2004 among AltaGas Holding Limited Partnership No. 1 as Borrower and a consortium of Lenders with Royal Bank of Canada as Agent (as amended, modified, supplemented or restated from time to time, the "**Credit Agreement**"). Terms and expressions defined in the Credit Agreement which are used in this Power of Attorney and not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

2. Except as provided in paragraphs 3 and 5 below, the Borrower hereby agrees to pay on demand to each Lender at the Agent's Accounts for Payment the face amount of the bankers' acceptance forms, delivered in blank, and subsequently accepted and paid by each Lender that has been put into circulation fraudulently or without authority, and to indemnify each Lender against any loss, cost, damages, expense or claim regardless of by whosoever made, that each Lender may suffer or incur by reason of any fraudulent, unauthorized or unlawful issue or use of any such bankers' acceptance.

3. Where a bankers' acceptance purports to have been issued by the Borrower but bears the forged or unauthorized signatures of the undersigned drawer and the genuine acceptance of each Lender, such Lender shall have no claim against the purported undersigned drawer regardless of by whomsoever such claim may be made for loss, cost, damages, or expense such Lender may suffer or incur by reason of having accepted the said bankers' acceptance except where such forged or unauthorized signatures have been or were caused to be applied due to or as a result of any act or omission of the undersigned or by any of its officers, employees, agents or representatives.

4. On request, the Borrower hereby agrees to return to a Lender at its Branch of Account all such bankers' acceptance forms not signed by the Borrower.

5. The provisions of paragraph 2 above shall not apply in respect of any fraudulent, unauthorized or unlawful issue or use of any such bankers' acceptance which occurs while such bankers' acceptance is in the possession of a Lender or which is caused or permitted to occur by a Lender or any of its officers, employees, agents or representatives.

Schedule "E-2" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

POWER OF ATTORNEY - BANKERS' ACCEPTANCES

1. This Power of Attorney is provided pursuant to the Credit Agreement made as November 30, 2004 among AltaGas Holding Limited Partnership No. 1 as Borrower and a consortium of Lenders with Royal Bank of Canada as Agent (as amended, modified, supplemented or restated from time to time, the "**Credit Agreement**"). Terms and expressions defined in the Credit Agreement which are used in this Power of Attorney and not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

2. The Borrower hereby appoints each Lender which is not a Non-Acceptance Lender (individually, the "**Lender**"), acting by any authorized signatory of the Lender, the attorney of the Borrower:

   (a) to sign, for and on behalf and in the name of the Borrower as drawer, and to endorse on its behalf, Bankers' Acceptances drawn on the Lender payable to the order of "CDS & Co."; and

   (b) to fill in the amount payable at maturity, date and maturity date of such Bankers' Acceptances;

   provided that such acts in each case are to be undertaken by the Lender strictly in accordance with instructions given to the Lender by the Agent as hereinafter provided in paragraph 3 of this Power of Attorney. The Borrower understands signatures of any authorized signatory of the Lender may be mechanically reproduced in facsimile on Bankers' Acceptances in accordance herewith and such facsimile signatures shall be binding and effective as if they had been manually executed by such authorized signatory of the Lender.

3. Instructions from the Borrower to the Lender relating to the amounts payable at maturity, date and maturity dates of Bankers' Acceptances to be purchased by the Lender shall be communicated by the Borrower in writing to the Lender by delivery to the Agent on behalf of the Lender of written notice (each being a "**Notice**") in accordance with provisions of the Credit Agreement. The communications in writing by the Borrower to the Agent on behalf of the Lender of the instructions set out in the Notice shall constitute (a) the authorization and instruction of the Borrower to the Lender to sign for and on behalf and in the name of the Borrower as drawer the requested Bankers' Acceptances and to complete and/or endorse Bankers' Acceptances in accordance with such information as set out therein, and (b) the request of the Borrower to the Lender to accept such Bankers' Acceptances and purchase the same in accordance with the Credit Agreement. The Borrower acknowledges that the Lender shall not be obligated to accept

or purchase any such Bankers' Acceptances except in accordance with the provisions of the Credit Agreement.

4. The Lender shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions from the Agent communicated to the Lender as provided herein if the Lender reasonably believes such instructions to be genuine. The Lender's actions in compliance with such instructions from the Agent shall be conclusively deemed to have been in accordance with the instructions of the Borrower.

5. The Borrower hereby agrees to indemnify the Lender and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this Power of Attorney or the acts contemplated hereby; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the negligence or wilful misconduct of the Lender or any of its directors, officers, employees, affiliates and agents.

6. No revocation of this Power of Attorney shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Bankers' Acceptances executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.

7. The Power of Attorney is in addition to and not in substitution of any agreement to which the Lender and the Borrower are parties, including the Credit Agreement.

8. The Power of Attorney shall be governed in all respects by the laws of Alberta and the laws of Canada applicable therein and the Borrower and the Lender each hereby irrevocably attorns to the non-exclusive jurisdiction of the courts and such jurisdiction in respect of all matters arising out of this Power of Attorney.

9. In the event of a conflict between the provisions of this Power of Attorney and the Credit Agreement, the Credit Agreement shall prevail.

Schedule "F" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

COMPLIANCE CERTIFICATE

I, ______________________________, of the City of Calgary, in the Province of Alberta, hereby certify as at the date of this Certificate as follows:

1. I am the [**Chairman, President, Chief Executive Officer, Chief Operating Officer Chief Financial Officer, Treasurer, Secretary or** __________________________] of AltaGas Ltd., the Administrator of AltaGas Holding Limited Partnership No. 1 (the "Borrower") and I am authorized to provide this certificate to you for and on behalf of the Borrower;

2. This Certificate applies to the Fiscal [**Quarter/Year**] ending ________________, 20____;

3. I am familiar with and have examined the provisions of the Credit Agreement made as of November 30, 2004 among the Borrower and a consortium of Lenders with Royal Bank of Canada as Agent and I have made such investigations of corporate records and inquiries of other officers and senior personnel of the Borrower as I have deemed reasonably necessary for purposes of this Certificate;

4. No Default or Event of Default has occurred and is continuing of which we are aware;

5. The Consolidated Debt to Capitalization Ratio at the end of this Fiscal [**Quarter/Year**], expressed as a percentage, is __________% where Consolidated Debt is $________________ and Consolidated Capitalization is $____________________;

6. The amount of Indebtedness of the Restricted Subsidiaries (other than Subsidiary Guarantors) of the type referred to in paragraphs (a) through (h) inclusive of the definition of Consolidated Debt but excluding Indebtedness of the type referred to in paragraphs (i) through (n) inclusive of such definition as at the end of this Fiscal [**Quarter/Year**] is ____________% of the amount of the Consolidated Total Assets of the Borrower and its Restricted Subsidiaries;

7. The Consolidated Debt to EBITDA Ratio as at the end of this Fiscal [**Quarter/Year**] is _______ to 1:00 where Consolidated EBITDA is $ _______;

8. The Consolidated EBITDA to Interest Expense Ratio as at the end of this Fiscal [**Quarter/Year**] is _______ to 1:00 where Consolidated Interest Expense is $_______;

9. The amount of Working Capital [**Deficit/Surplus**] as at the end of this Fiscal [**Quarter/Year**] is Cdn $____________________ calculated as follows:

Current Liabilities:	Cdn $________________
Current Assets:	Cdn $________________
Working Capital **[Deficit/Surplus]**	Cdn $________________

10. Except where the context otherwise requires, all capitalized terms used herein have the same meaning as in the Credit Agreement; and

11. This Certificate is given by the undersigned officer in his/her capacity as an officer of AltaGas Ltd. without any personal liability on the part of such officer.

EXECUTED at the City of Calgary, in the Province of Alberta this ________ day of ______________________, 20_________.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ________________________________

Name: •

Title: •

Schedule "G" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

LENDER TRANSFER AGREEMENT

To: Royal Bank of Canada, as Agent

And to: AltaGas Holding Limited Partnership No. 1 (the "Borrower")

Re: Credit Agreement made as of November 30, 2004 among the Borrower, the Agent and Royal Bank of Canada and each of the financial institutions which have entered into or shall enter into a Lender Transfer Agreement

Capitalized terms in this Lender Transfer Agreement shall have the meanings set out in the Credit Agreement.

1. **[name of new lender]** (the "Assignee") acknowledges that its proper officers have received and reviewed a copy of the Loan Documents and further acknowledges the provisions of the Loan Documents.

2. The Assignee agrees to become a Lender under the Credit Agreement; **[name of selling Lender]** (the "Assignor") has agreed to and does hereby sell, assign and transfer to the Assignee an undivided ________________% interest in the Total Commitment equal to Cdn $_________________; and, accordingly, the Assignee has agreed to execute this Lender Transfer Agreement.

3. The Assignee, by its execution and delivery of this Lender Transfer Agreement, agrees that from and after the date hereof it shall be a Lender under the Credit Agreement and agrees to be bound by and to perform all of the terms, conditions and covenants of the Credit Agreement applicable to a Lender but its liability to make Borrowings shall be limited to its Commitment identified in paragraph 4 of this Lender Transfer Agreement.

4. [The Assignee confirms that its Commitment under the Credit Agreement is Cdn $_________________________.] [Insert if applicable] [The Assignor confirms that its remaining Commitment under the Credit Agreement is Cdn $__________.]

5. The Assignee agrees to assume, without recourse to the Assignor, all present and future liabilities and obligations of the Assignor as Lender under the Credit Agreement to the extent of the Assignee's Commitment as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent.

6. The Assignee acknowledges and confirms that it has not relied upon and that neither the Assignor nor the Agent nor any of their respective directors, officers, employees or agents have not made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of any of the Loan Documents or any other documentation or information delivered by the Assignor or the Agent to the

Assignee in connection therewith or for the performance thereof by any party thereto or of the financial condition of the Borrower. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

7. The Assignee represents and warrants that it is not a non-resident and is not deemed to be a non-resident of Canada as defined in the *Income Tax Act* (Canada) and that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and has not relied and will not hereafter rely on the Assignor or the Agent or any of their respective directors, officers, employees or agents to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower.

8. Each of the Assignor and the Assignee represents and warrants to the other, and to the Agent, the Lenders and the Borrower that it has the capacity and power to enter into this Lender Transfer Agreement in accordance with the terms hereof and to perform its obligations arising therefrom, and all actions required to authorize the execution and delivery hereof and the performance of such obligations have been duly taken.

9. This Lender Transfer Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada.

10. Notices shall be given to the Assignee in the manner provided for in the Credit Agreement as follows:

   [•]
   [•]
   Attention: [•]
   Telecopier: [•]

11. This Lender Transfer Agreement shall be binding upon the Assignee and its successors and permitted assigns.

DATED this ____________ day of ____________________, 20______.

____
[Name of Assignee]

By: ______________________________
Name: •
Title: •

The Assignor hereby acknowledges the above Lender Transfer Agreement and agrees that its Commitment is reduced by an amount equal to the Commitment assigned to the Assignee hereby.

____
[Name of Assignor]

By: ______________________________
Name: •
Title: •

The Borrower hereby acknowledges the above Lender Transfer Agreement and consents to the Assignee becoming a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 4 of the Lender Transfer Agreement.

ALTAGAS LTD.as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ______________________________
Name: •
Title: •

SEC File # 82-34911

Schedule "H" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

OPINION OF COUNSEL TO THE BORROWER

November 30, 2004

Royal Bank of Canada
335 - 8th Avenue S.W.
Calgary, Alberta T2P 1C9

Canadian Imperial Bank of Commerce
10th Floor, Bankers Hall
855 - 2nd Street S.W.
Calgary, Alberta T2P 2P2

Bank of Montreal
North American Corporate Banking
14th Floor
421 - 7th Avenue S.W.
Calgary, Alberta T2P 4K9

The Bank of Nova Scotia
Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, Alberta T2P 2N7

Macleod Dixon LLP
Barristers & Solicitors
3700 Canterra Tower
400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Alberta Treasury Branches
Calgary Corporate
3rd Floor, 239 - 8th Avenue S.W.
Calgary, Alberta T2P 1B9

National Bank of Canada
Corporate & Investment Banking
Suite 2802, TransCanada Tower
450 – 1st Street S.W.
Calgary, Alberta T2P 1H1

Each of the other financial institutions which becomes a Lender under the Credit Agreement

Royal Bank of Canada, as Agent
RBC Agency Services Group
Royal Bank Plaza
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario M5J 2W7

Dear Sirs and Mesdames:

Re: AltaGas Holding Limited Partnership No. 1 - Cdn. $300,000,000 Credit Facility

1. Introduction

1.1 We have acted as counsel to AltaGas Holding Limited Partnership No. 1 (the "Borrower") in connection with the negotiation, execution and delivery of the credit agreement made as of November 30, 2004 among AltaGas Holding Limited Partnership No. 1, as Borrower, each of the financial institutions named on the signature pages thereto as Lender and each other financial institution which becomes a party to the Agreement as Lender, as Lenders, and Royal Bank of Canada, as Agent, with respect to credit facilities in the aggregate principal amount of Cdn. $300,000,000 (the "Credit Agreement").

1.2 We have also acted as counsel to AltaGas Operating Partnership ("AOP") in connection with the negotiation, execution and delivery of the guarantee made as of November 30, 2004 by AOP in favour of the Guarantee Beneficiaries (as defined therein) (the "Guarantee") (the Borrower and AOP, collectively, the "Loan Parties" and individually a "Loan Party").

1.3 This opinion is furnished pursuant to Section 8.1(d)(x) of the Credit Agreement.

1.4 Capitalized terms used without definition herein shall have the meanings ascribed thereto in the Credit Agreement.

1.5 References herein to the authorization, execution, delivery and performance of a Loan Document (as defined below) by a Loan Party which is a general partnership or limited partnership shall (unless the context otherwise requires) be deemed to be references to the authorization, execution, delivery and performance thereof by the partners or general partner thereof, respectively, on behalf of such Loan Party; similarly, references herein to the enforceability, validity or binding effect of Loan Documents against a Loan Party shall be deemed to be references to the enforceability, validity or binding effect thereof against the partners or general partner thereof, respectively, on behalf of such Loan Party.

2. Documents Reviewed

2.1 For the purposes of giving this opinion, we have examined originally executed copies of the following:

(a) the Credit Agreement; and

(b) the Guarantee

(collectively, the "Loan Documents" and individually a "Loan Document").

2.2 We have also examined:

(a) a Trade Name/Partnership Search of the Borrower together with a Certified Copy of Register Partnership - Proof of Filing and a Certified Copy of Amend Partnership - Proof of Filing in respect of the Borrower;

(b) Certificate of Compliance dated November 30, 2004 issued by the Director of Corporations, Industry Canada appointed under the Canada Business Corporations Act (the "CBCA") in respect of AltaGas General Partner Inc. (the "General Partner");

(c) Certificate of Status dated November 30, 2004 issued by the Registrar of Corporations, Alberta, in respect of the General Partner;

(d) a Trade Name/Partnership Search of AOP together with a Certified Copy Register Partnership - Proof of Filing and a Certified Copy Amend Partnership - Proof of Filing in respect of AOP; and

(e) the Officer's Certificates (described below) and certain other corporate and partnership proceedings, records, certificates and documents,

copies of which have been delivered to you concurrently with this opinion.

2.3 In addition, we have considered such questions of law and made such investigations and inquiries, as we have considered necessary or advisable for the purposes of this opinion.

3. Legal System

3.1 The scope of our review is restricted to and this opinion is rendered solely with respect to the laws of the Province of Alberta and the federal laws of Canada having application therein as of the date hereof.

4. Reliances

4.1 We have relied, exclusively and without independent investigation, on those certificates referred to in paragraphs 2.2(a), (b), (c) and (d) for purposes of providing the opinions set forth in paragraphs 6.1, 6.2(a) and (b) and 6.9 of this opinion.

4.2 As to certain facts material to the opinions expressed herein, we have also relied, without independent investigation, on certificates of representatives of each of the Borrower and AOP (collectively, the "Officer's Certificates").

5. Assumptions

5.1 For the purposes of this opinion we have assumed:

(a) that all facts set forth in the Officer's Certificates are true and correct;

(b) the genuineness of all signatures on all documents reviewed by us in delivering this opinion; the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as photocopied, telecopied or certified copies;

(c) that all facts set forth in the official public records, indices and filing systems and all certificates and documents supplied by public officials or otherwise conveyed to us by public officials are complete, true and accurate; and

(d) the existence of each of the Lenders and the Agent, their power, capacity and authority to execute and deliver the Loan Documents to which they are a party, their due authorization, execution and delivery of such Loan Documents and the validity, binding effect and enforceability of such Loan Documents against each such party.

6. Opinions

Based on relying on the foregoing we are of the opinion that:

Credit Agreement

6.1 The Borrower has been duly formed as a limited partnership under the laws of the Province of Alberta.

6.2 The General Partner is:

(a) a corporation incorporated under the CBCA, is not discontinued and has not been dissolved under the CBCA; and

(b) a valid and subsisting extra provincial corporation under the laws of the Province of Alberta.

6.3 The Borrower has the partnership capacity, power and authority to execute, deliver and perform its obligations under the Credit Agreement.

6.4 The Borrower has duly authorized, by all necessary partnership action, the execution, delivery and performance of the Credit Agreement.

6.5 The Credit Agreement has been duly executed and delivered by the Borrower.

6.6 The Credit Agreement constitutes a legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms.

6.7 The execution, delivery and performance of the Credit Agreement by the Borrower does not and will not contravene, conflict with or constitute a breach of:

(a) any law, statute, rule or regulation applicable to it in the Province of Alberta; or

(b) any provision of its partnership agreement or other governing documents.

6.8 No authorization, consent, approval or exemption from or filing, registration, declaration or qualification with, or any giving of notice to, any governmental body or regulatory authority is required:

(a) for the execution, delivery and performance by the Borrower of the Credit Agreement; or

(b) to ensure the validity or enforceability against the Borrower of the Credit Agreement.

<u>**Guarantee**</u>

6.9 AOP has been duly formed as a general partnership under the laws of the Province of Alberta.

6.10 AOP has the partnership capacity, power and authority to perform its obligations under the Guarantee.

6.11 AOP has duly authorized, by all necessary partnership action, the execution, delivery and performance of the Guarantee.

6.12 The Guarantee has been duly executed and delivered by AOP.

6.13 The Guarantee constitutes a legal, valid and binding obligation of AOP, enforceable against AOP in accordance with its terms.

6.14 The execution, delivery and performance of the Guarantee by AOP does not and will not contravene, conflict with or constitute a breach of:

(a) any law, statute, rule or regulation applicable to it in the Province of Alberta; or

(b) any provision of its partnership agreement or other governing documents.

6.15 No authorization, consent, approval or exemption from or filing, registration, declaration or qualification with, or any giving of notice to, any governmental body or regulatory authority is required:

(a) for the execution, delivery and performance by AOP of the Guarantee; or

(b) to ensure the validity or enforceability against AOP of the Guarantee.

7. Qualifications

7.1 Our opinion set forth above as to the validity, legality, enforceability or binding effect of the Loan Documents is subject to the following qualifications and limitations:

(a) the effects of any applicable bankruptcy, winding-up, liquidation, insolvency, fraudulent preference, reorganization, moratorium or any other laws affecting the enforcement of creditors' rights and remedies generally;

(b) general principles of equity which may apply to any proceeding, whether in equity or at law, including, without limitation, the powers of the court to stay proceedings before it and to stay the execution of judgments and to relieve from the consequences of default;

(c) equitable remedies, such as specific performance and injunctive relief, may only be available in the discretion of the court and accordingly may not be available as a remedy in any particular circumstance;

(d) any provision of the Loan Documents purporting to allow severance of an invalid, illegal or unenforceable provision, or restricting its effect, would be enforced only in the discretion of the court and may not be legal, valid, binding or enforceable if such severance or restriction would not accord with public policy or would involve a court making a new contract for the parties;

(e) the Judgment Interest Act (Alberta) limits interest on a judgment debt;

(f) the Currency Act (Canada) precludes a court in Canada from giving judgment in any currency other than Canadian currency;

(g) the rights and privileges of the Crown and its agents;

(h) applicable laws and privileges of the Crown and its agents;

(i) applicable laws regarding limitations of actions; and

(j) the awarding of costs as between parties to legal proceedings being in the discretion of the court before which applications for such costs may be brought.

7.2 No opinion is expressed as to the enforceability of provisions of the Loan Documents which:

(a) restrict access to legal or equitable remedies or defences;

(b) purport to establish evidentiary standards;

(c) purport to waive or affect any rights to notices;

(d) provide for a covenant to take actions, the taking of which are discretionary with or subject to approval of a third party or which are otherwise subject to a contingency, or the fulfilment of which is not within the control of the parties so covenanting;

(e) purport to render a party liable for a higher rate of interest after default than before;

(f) provide for non-judicial foreclosure or self-help remedies; or

(g) relate to time periods for complying with demands or to determinations made by the Agent, the Lenders or other parties in the exercise of a discretion purported to be given by them if made in an unreasonable or arbitrary fashion.

8. Reliance Limitation

8.1 This opinion is given solely for the benefit of the addressees hereof and may not be used, relied upon or distributed to any other person or used in connection with any other transaction without our express written consent.

Yours truly,

Schedule "I" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

REQUEST FOR EXTENSION

Date: •

Royal Bank of Canada
Global Syndications - Canada
12th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario M4J 2J5

Telecopier: (416) 842-4023

Attention: Manager, Agency

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.13 of the Credit Agreement, we hereby request that the Lenders (other than those which have previously refused to provide us with an Offer of Extension) provide us with an Offer of Extension to extend the Term Date applicable to such Lenders for a period of 364 days.

If you are in agreement with this extension, please execute the counterpart of this Request for Extension and return it to us.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ______________________________

Name: •
Title: •

Schedule "J" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

OFFER OF EXTENSION

Date: •

AltaGas Holding Limited Partnership No. 1
1700, 355 - 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Telecopier: (403) 691-7576

Attention: President

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO 1, as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We acknowledge receipt of your Request for Extension dated ________________, 20______. In accordance with Section 3.13 of the Credit Agreement, and on behalf of the Requested Lenders (other than the Non-Extending Lenders) and the Purchasing Lenders (if any), we hereby offer to extend the Term Date applicable to such Lenders to the date 364 days from the date of acceptance by you of this Offer of Extension.

Please indicate your acceptance of this offer by executing the counterpart of this Offer of Extension and returning it to us. This Offer of Extension is open for acceptance by you until the Business Day immediately preceding the current Term Date.

Yours truly,

ROYAL BANK OF CANADA, as Agent

By: ______________________________
Name: •
Title: •

Agreed and Accepted on this _______ day of
____________________, 20_____ by:

ALTAGAS LTD.
as Administrator of
ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ________________________________
Name: •
Title: •

Schedule "K" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

FORM OF ISSUE NOTICE
DOCUMENTARY CREDITS

Date: •

Royal Bank of Canada,
as attorney in fact for the Lenders
200 Bay Street, 12th Floor
South Tower
Toronto, Ontario
M5J 2J5

Attention: Manager, Agency

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1., as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms and herein have the same meaning as in the Credit Agreement.

The undersigned hereby gives you notice pursuant to subsection 3.7(b) of the Credit Agreement that the Borrower hereby requests an Issue under the Credit Agreement of a Documentary Credit, and, in that connection, sets forth below the information relating to such Issue as required by subsection 3.7(b) of the Credit Agreement:

(i) The Issue Date, being a Business Day, is ____________________.

(ii) The aggregate face amount of such Documentary Credit is $________________.

(iii) The expiration date of such Documentary Credit, being a Business Day, is ________________ **[and the provisions relating to extension, if any, are:____________]**.

(iv) The Applicable Lenders are ______________________________.

(v) The name and address of the beneficiary is ________________________.

(vi) **[If applicable]** Such Documentary Credit is a Rollover of an existing Documentary Credit in the aggregate face amount of $________________ and with an expiration date of ____________.

(vii) Special instructions, if any, ______________________________.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ______________________________
Name: •
Title: •

SEC File # 82-34911

Schedule "L" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

FORM OF DOCUMENTARY CREDIT

ROYAL BANK OF CANADA
INTL TRADE CENTRE ALBERTA
335 - 8TH AVENUE S.W.
CALGARY, ALBERTA T2P 1C9

DATE OF ISSUE: ______________

DATE OF EXPIRY: ______________
PLACE OF EXPIRY: ______________

BENEFICIARY:
NAME:
ADDRESS:

APPLICANT:
NAME:
ADDRESS:

AMOUNT: ______________

IRREVOCABLE STANDBY LETTER OF CREDIT NO. ______________
WE, THE ISSUING BANKS, HEREBY ISSUE IN YOUR FAVOUR THIS IRREVOCABLE STANDBY LETTER OF CREDIT WHICH IS AVAILABLE BY PAYMENT AGAINST YOUR WRITTEN DEMAND ADDRESSED TO ROYAL BANK OF CANADA, INTERNATIONAL TRADE CENTRE ALBERTA, 335 - 8TH AVENUE S.W., CALGARY, ALBERTA, T2P 1C9, BEARING THE CLAUSE: "DRAWN UNDER STANDBY LETTER OF CREDIT NO. __________ ISSUED BY ROYAL BANK OF CANADA, INTERNATIONAL TRADE CENTRE ALBERTA, 335 - 8TH AVENUE S.W., CALGARY, ALBERTA, T2P 1C9 ON BEHALF OF THE ISSUING BANKS," WHEN ACCOMPANIED BY THE FOLLOWING DOCUMENTS:

1. BENEFICIARY'S SIGNED CERTIFICATE SPECIFYING AMOUNT(S) CLAIMED AND STATING THAT THE AMOUNT(S) DRAWN IS DUE AND PAYABLE BY APPLICANT AND THAT THE APPLICANT IS IN DEFAULT OF ITS OBLIGATIONS WITH RESPECT TO PAYMENTS RELATED TO ______________.

2. THE ORIGINAL OF THIS LETTER OF CREDIT FOR OUR ENDORSEMENT OF ANY PAYMENT.

PARTIAL DRAWINGS ARE PERMITTED.

SPECIAL CONDITION:

EACH ISSUING BANK HEREBY IRREVOCABLY UNDERTAKES, SEVERALLY ACCORDINGLY TO THE PERCENTAGE SET FORTH NEXT TO ITS SIGNATURE BELOW (SUCH ISSUING BANK'S "APPLICABLE PERCENTAGE") AND NOT JOINTLY

WITH ANY OTHER ISSUING BANK, THAT DOCUMENTS PRESENTED IN STRICT COMPLIANCE WITH THE TERMS OF THIS LETTER OF CREDIT WILL BE DULY HONOURED BY PAYING TO ROYAL BANK OF CANADA AS ADMINISTRATIVE AGENT (THE "ADMINISTRATIVE AGENT") SUCH ISSUING BANK'S SHARE (ACCORDING TO ITS APPLICABLE PERCENTAGE) OF THE AMOUNT OF SUCH DRAWING. THE ADMINISTRATIVE AGENT HEREBY IRREVOCABLY UNDERTAKES THAT ANY AMOUNT SO RECEIVED BY IT WILL BE MADE AVAILABLE TO YOU BY PROMPTLY CREDITING OR REMITTING THE PAYMENT SO RECEIVED, IN LIKE FUNDS, IN ACCORDANCE WITH YOUR INSTRUCTIONS.

THE OBLIGATION OF EACH ISSUING BANK UNDER THIS LETTER OF CREDIT IS SEVERAL AND NOT JOINT AND SHALL AT ALL TIMES BE AN AMOUNT EQUAL TO SUCH ISSUING BANK'S APPLICABLE PERCENTAGE OF THE AGGREGATE UNDRAWN AMOUNT OF THIS LETTER OF CREDIT (AND OF EACH DRAWING UNDER THIS LETTER OF CREDIT).

THIS LETTER OF CREDIT HAS BEEN EXECUTED AND DELIVERED BY THE ADMINISTRATIVE AGENT IN THE NAME AND ON BEHALF OF, AND AS ATTORNEY IN FACT FOR, EACH ISSUING BANK. THE ADMINISTRATIVE AGENT IS AUTHORIZED TO ACT UNDER THIS LETTER OF CREDIT AS THE AGENT OF EACH ISSUING BANK TO (1) RECEIVE DEMANDS FOR PAYMENT AND OTHER DOCUMENTS PRESENTED BY YOU UNDER THIS LETTER OF CREDIT, (2) DETERMINE WHETHER SUCH DEMANDS AND DOCUMENTS ARE IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS LETTER OF CREDIT AND (3) NOTIFY EACH ISSUING BANK THAT A VALID DRAWING HAS BEEN MADE AND THE DATE THAT THE RELATED DISBURSEMENT IS TO BE MADE. THE ADMINISTRATIVE AGENT IRREVOCABLY UNDERTAKES THAT IT WILL PROMPTLY NOTIFY EACH ISSUING BANK OF ANY VALID DRAWING UNDER THIS LETTER OF CREDIT.

BY YOUR ACCEPTANCE HEREOF, YOU AGREE THAT THE ADMINISTRATIVE AGENT SHALL HAVE NO OBLIGATION OR LIABILITY TO HONOUR ANY DRAWING UNDER THIS LETTER OF CREDIT WITH THE EXCEPTION OF THE AMOUNT COMMITTED TO BY IT IN ITS CAPACITY AS AN ISSUING BANK, AND THAT NEITHER ANY ISSUING BANK NOR THE ADMINISTRATIVE AGENT SHALL BE RESPONSIBLE FOR THE FAILURE OF ANY OTHER ISSUING BANK TO MAKE A PAYMENT TO BE MADE BY SUCH OTHER ISSUING BANK HEREUNDER. THE OBLIGATION OF EACH ISSUING BANK UNDER THIS LETTER OF CREDIT IS THE INDIVIDUAL OBLIGATION OF SUCH ISSUING BANK AND IS IN NO WAY CONTINGENT UPON REIMBURSEMENT FOR ANY DRAWING HEREUNDER.

BUT FOR THE FACT THAT THIS LETTER OF CREDIT IS ISSUED BY A NUMBER OF ISSUING BANKS, IT IS OTHERWISE ISSUED SUBJECT TO THE UNIFORM CUSTOMS AND PRACTICE FOR DOCUMENTARY CREDITS (1993 REVISION), ICC PUBLICATION NO. 500 (OR ANY REPLACEMENT PUBLICATION), AS SUCH PUBLICATION MAY BE AMENDED FROM TIME TO TIME OR OTHERWISE IN ACCORDANCE WITH THE INTERNATIONAL STANDBY PRACTICES ISP98 (ICC PUBLICATION NO. 590) AND

SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ALBERTA AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN (WITHOUT REGARD TO CONFLICTS OF LAWS PROVISIONS). EACH OF THE ISSUING BANKS HEREBY IRREVOCABLY ATTORNS TO THE NON-EXCLUSIVE JURISDICTION OF THE ALBERTA COURTS AND WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK JURISDICTION OVER IT.

VERY TRULY YOURS,

ROYAL BANK OF CANADA,
AS ADMINISTRATIVE AGENT

By: ______________________________
NAME:
TITLE:

APPLICABLE PERCENTAGE	ISSUING BANKS
______________%	**[NAME OF BANK]** BY: ROYAL BANK OF CANADA, ATTORNEY IN FACT By: ______________________ TITLE:
______________%	**[NAME OF BANK]** BY: ROYAL BANK OF CANADA, ATTORNEY IN FACT By: ______________________ TITLE:
______________%	**[NAME OF BANK]** BY: ROYAL BANK OF CANADA, ATTORNEY IN FACT By: ______________________ TITLE:
______________%	**[NAME OF BANK]** BY: ROYAL BANK OF CANADA, ATTORNEY IN FACT By: ______________________ TITLE:

Schedule "M" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

RESTRICTED SUBSIDIARIES

AltaGas Holding Limited Partnership No. 2
AltaGas Ltd.
AltaGas Holdings Inc.
AltaGas Power Holdings Partnership
AltaGas Operating Partnership
AltaGas Utility Holdings Inc.
AltaGas Utilities Inc.
AltaGas Pipeline Partnership
AltaGas Limited Partnership
Premstar Energy Canada Limited Partnership
ECNG Limited Partnership
Cedar Energy Partnership
AltaGas Utility Holdings (Nova Scotia) Inc.
AltaGas Energy Solutions Inc.
AltaGas Services (US) Inc.
AltaGas Facilities (US) Inc
AltaGas Marketing (US) Inc.

Schedule "N" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

FORM OF SUBSIDIARY GUARANTEE

THIS GUARANTEE is made as of • by **[Subsidiary Guarantor]**, a **[corporation / partnership / trust]** duly **[incorporated/formed]** pursuant to the laws of • (the "**Guarantor**"), in favour of and for the benefit of the Guarantee Beneficiaries.

Recitals

1. The Guarantee Beneficiaries (or Affiliates thereof) have agreed to enter into the Credit Agreement on the condition that the Guarantor provide this Guarantee;

2. The Guarantor will derive significant benefit from the extension of credit by the Guarantee Beneficiaries to the Borrower and its Subsidiaries under Swap Agreements;

NOW, THEREFORE, the Guarantor agrees with the Guarantee Beneficiaries as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Guarantee, unless something in the subject matter or context is inconsistent therewith:

"**Borrower**" means AltaGas Holding Limited Partnership No. 1 and includes its successors and permitted assigns;

"**Credit Agreement**" means the credit agreement made as of November 30, 2004 among the Borrower, Royal Bank of Canada, as Agent, and the Lenders party thereto, as amended, supplemented or restated from time to time;

"**Event of Default**" means an "**Event of Default**" as defined in the Credit Agreement or a default by the Borrower or any Subsidiary under any Swap Agreement which entitles the applicable Guarantee Beneficiaries to demand payment thereunder;

"**Guarantee Beneficiaries**" means Royal Bank of Canada, for itself and as Agent and on behalf of the Lenders under the Credit Agreement (including the Swap Lenders);

"**Guaranteed Obligations**" means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower or any Subsidiary to the Guarantee Beneficiaries or any of them under, pursuant or relating to the Credit Agreement, any other Loan Document or any Swap Agreement, whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

1.2 Headings and Guarantee References

(a) The division of this Guarantee into Articles and Sections, and the insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this Guarantee.

(b) The terms "this Guarantee", "hereof", "hereunder" and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof, and include any amendments hereto. Unless otherwise stated, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

ARTICLE 2
NO COLLATERAL AGREEMENTS

2.1 Acknowledgement

The Guarantor confirms that its obligations under this Guarantee are not subject to any promise or condition affecting or limiting its liability, and no statement, representation, collateral agreement or promise on the part of the Guarantee Beneficiaries or any officer, employee or agent thereof forms any part of this Guarantee or has induced the making thereof or shall be deemed in any way to affect the Guarantor's liability hereunder, unless expressly set out herein. It is the parties' intent that all conditions and limitations relating to this Guarantee be expressly set out herein, failing which the Guarantor expressly waives reliance thereon as a defence to or limitation of its obligations hereunder.

ARTICLE 3
GUARANTEE

3.1 Guarantee

The Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guarantee Beneficiaries the due and punctual payment and discharge of all Guaranteed Obligations. The Guarantor covenants that the Guaranteed Obligations will be fully and punctually paid strictly in accordance with the terms of the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable). The Guarantor hereby indemnifies the Guarantee Beneficiaries on demand by the Agent or the applicable Guarantee Beneficiaries against any loss or liability suffered by them as a result of any Guaranteed Obligation being or becoming unenforceable, invalid or illegal.

3.2 Continuing Guarantee

This Guarantee shall be a continuing guarantee, shall cover and secure any ultimate balance owing to the Guarantee Beneficiaries on account of the Guaranteed Obligations, and shall be operative and binding notwithstanding that at any time or times the Guaranteed Obligations may equal zero or that any payments from time to time may be made to the Guarantee Beneficiaries or any settlements of account effected or any other thing whatsoever done, suffered or permitted, or any other action short of actual and final payment to the Guarantee Beneficiaries of all Guaranteed Obligations.

3.3 Other Guarantors

This Guarantee shall be operative and binding regardless of whether or not any proposed guarantor or any Persons other than the Guarantor have executed or shall execute this Guarantee or any other guarantee of the Guaranteed Obligations or is or are or shall become in any other way responsible to the Guarantee Beneficiaries for or in respect of the Guaranteed Obligations or any part thereof, and regardless of whether or not any other Persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof (whether under this Guarantee or otherwise) shall cease to be so liable.

3.4 Identity of Borrower and Subsidiaries

This Guarantee is to extend to the Borrower and each Subsidiary notwithstanding any change or changes in the name, business, powers, objects, membership, partners, shareholders or other equity owners, directorate, organization or management of the Borrower or such Subsidiary, and notwithstanding any reorganization of the Borrower or such Subsidiary or the merger or amalgamation of the Borrower or such Subsidiary with another or others (including with the Guarantor, in which case the obligations of the Guarantor hereunder shall be direct), or the sale or disposal of any of the Borrower's or such Subsidiary's business in whole or in part to another or others, or the receivership, dissolution, insolvency, winding-up, arrangement, reorganization, bankruptcy or liquidation of or in respect of the Borrower or such Subsidiary, and no such event shall lessen, release or discharge the obligations of the Guarantor under this Guarantee.

3.5 Acknowledgement of Continued Liability

The Guarantor shall from time to time forthwith on the reasonable request of the Guarantee Beneficiaries deliver to them suitable acknowledgements of its continued liability hereunder in such form as counsel for the Guarantee Beneficiaries may advise.

3.6 Guarantor to Pay; Interest; Currency

(a) If at any time an Event of Default shall have occurred and be continuing and, in the case of the Credit Agreement, if the Agent shall be entitled to issue an Acceleration Notice under the Credit Agreement, the Guarantor shall forthwith on demand by the Agent or the other applicable Guarantee Beneficiaries, pay to the Guarantee Beneficiaries the amount in default (including any accelerated obligations).

(b) If the Guarantee Beneficiaries make demand upon the Guarantor as provided in this Section, the Guarantor shall thereupon be liable to the Guarantee Beneficiaries for the amount demanded directly, as principal, and not just as surety, and will not plead or assert to the contrary in any proceeding taken by the Guarantee Beneficiaries in enforcing this Guarantee.

(c) The Guarantor shall pay interest on those of the Guaranteed Obligations that are payment obligations for which demand shall have been made, computed from and after the date of demand until payment in full, at the rate or rates provided in the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) in respect of the obligation so demanded, calculated and compounded in the same manner, but without duplication of interest which is payable by the Guarantor where such interest forms part of the Guaranteed Obligations.

(d) All Guaranteed Obligations that are payment obligations shall be paid by the Guarantor in whichever currency or currencies in which they are denominated.

3.7 Statement of Obligations

The statement in writing of the Guarantee Beneficiaries from time to time of the indebtedness, obligations or liability of the Borrower or any Subsidiary to them shall be binding upon the Guarantor and shall be *prima facie* evidence of the amount of the indebtedness, obligations or liability. All right to question in any way the present or future method of the Guarantee Beneficiaries of dealing with the Borrower or any Subsidiary, or with any Persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof, is hereby waived to the extent permitted by applicable law.

3.8 Not Bound to Exhaust Recourse

The Guarantee Beneficiaries shall not be bound to exhaust their recourse against the Borrower or any Subsidiary or to pursue any rights or remedies they may have against the Borrower or any Subsidiary, any other guarantor or any other Person, or to make any demand on or present any note to the Borrower or any Subsidiary or any Person other than the Guarantor, or file any proof of claim in any insolvency, administration, arrangement, winding-up, liquidation or bankruptcy before demanding or being entitled to demand payment from the Guarantor hereunder.

3.9 Authority

The Guarantee Beneficiaries shall not be concerned to see or enquire into the powers of the Borrower or any Subsidiary or the directors, officers or agents of the Borrower or any Subsidiary acting or purporting to act on its behalf, and all moneys, advances, renewals and credits in fact borrowed or obtained in the professed exercise of such powers shall be deemed to the extent permitted by applicable law to form part of the Guaranteed Obligations even if irregularly, fraudulently, defectively or informally effected or in excess of the powers of the Borrower or any Subsidiary or the directors, officers or agents thereof, and notwithstanding any incapacity or disability of any thereof, and further notwithstanding any actual or constructive notice of the powers of the Borrower or any Subsidiary or the directors, officers or agents thereof.

3.10 Reinstatement

Where any discharge (whether in respect of the obligations of the Borrower or any Subsidiary, any security for such obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be repaid on insolvency, bankruptcy, administration, arrangement, liquidation or otherwise, the liability of the Guarantor under this Guarantee shall continue as if there had been no such discharge or arrangement. The Guarantee Beneficiaries shall be entitled to concede or compromise any claim that any such payment, security or other disposition is liable to avoidance or repayment.

3.11 Postponement of Claims

During the continuance of an Event of Default applicable to the Borrower or a Subsidiary, all indebtedness and liabilities, present and future, of the Borrower or such Subsidiary, as applicable, to the Guarantor, together with any security therefor, is hereby postponed to all present and future indebtedness and liabilities of the Borrower or such Subsidiary, as applicable, to the Guarantee Beneficiaries and all monies received from the Borrower or such Subsidiary, as applicable, or for the account of the Borrower or such Subsidiary, as applicable, by the Guarantor shall be received and held by the Guarantor in trust for the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations, and forthwith upon receipt paid over to the Guarantee Beneficiaries and such other lenders (pro rata to each in proportion to the aggregate of such obligations owing to such lenders) until the Borrower's or such Subsidiary's, as applicable, indebtedness and liabilities to the Guarantee Beneficiaries is finally paid and satisfied in full, all without prejudice to and without in any way limiting or lessening the liability of the Guarantor to the Guarantee Beneficiaries under this Guarantee.

3.12 Subrogation; No Competition with Guarantee Beneficiaries

The Guarantor shall not exercise any rights which it may have acquired by way of subrogation, indemnity or contribution under this Guarantee (by virtue of any payment being made by it hereunder, any liability to make payment hereunder, or otherwise), or exercise any right of contribution against any other guarantor, or, during the continuance of an Event of Default applicable to the Borrower or a Subsidiary, claim or exercise any right of set-off against the Borrower or such Subsidiary, as applicable, or any other guarantor, unless and until all Guaranteed Obligations have been finally paid and performed in full. If any amount shall be paid (including through any exercise of set-off rights) to the Guarantor arising out of or based upon such right of subrogation, indemnity, contribution or, during the continuance of an Event of Default, set-off at a time when the Guaranteed Obligations have not been paid and performed in full, such amount (in the case of a set-off, an amount equal to such set-off in fact exercised by it) shall be deemed to have been paid to the Guarantor for the benefit of, and held by the Guarantor in trust for, the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations and shall forthwith be paid to the Guarantee Beneficiaries and such other lenders (pro rata to each in proportion to the aggregate of such obligations owing to such lenders).

3.13 Filing of Claims in Insolvency

Notwithstanding Section 3.12, during the continuance of a Default or Event of Default applicable to the Borrower or such Subsidiary, on request by the applicable Guarantee Beneficiaries, the Guarantor will file, enforce and collect all claims against the Borrower or such Subsidiary, as applicable, in any receivership, bankruptcy, arrangement or other proceedings in which the filing of claims is contemplated by law in respect of any indebtedness of the Borrower or such Subsidiary, as applicable, to the Guarantor, and will hold in trust and assign to the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations all of the Guarantor's rights thereunder. If the Guarantor fails to file, enforce or collect any such claim, any Guarantee Beneficiary, as attorney in fact of the Guarantor, is hereby authorized to do so in the name of the Guarantor or, in its discretion, to assign the claim to the Guarantee Beneficiaries or their nominee and cause a proof of claim to be filed in the Guarantee Beneficiaries' name or the name of their nominee for the benefit of the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations. In all such cases, whether in receivership, bankruptcy, arrangement proceedings or otherwise, the Person or Persons authorized to pay such claim shall be fully authorized and entitled to pay to the Guarantee Beneficiaries (or their nominee) and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations the full amount payable on the claim in the proceeding before making any payment to the Guarantor, and to the extent necessary to give effect hereto, the Guarantor hereby assigns to the Guarantee Beneficiaries for the benefit of the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations all of its rights to any payments or distributions to which the Guarantor otherwise would be entitled in such proceeding.

3.14 Preservation of Rights

Until all amounts which may be or become payable under or in connection with the Credit Agreement, any Loan Document or any Swap Agreement (as applicable) have been irrevocably paid and discharged in full (whether by the Borrower, any Subsidiary, the Guarantor or otherwise), after a claim has been made pursuant to this Guarantee which has not been paid in full, the Guarantee Beneficiaries may:

(a) refrain from applying or enforcing any other security, monies or rights held or received by the Guarantee Beneficiaries, as the case may be, in respect of (or capable of being applied in respect of) such amounts or apply and enforce the same in such manner and order as the Guarantee Beneficiaries see fit (whether against such amounts or otherwise); and

(b) hold in a suspense account (with the obligation to pay interest on the monies held therein at a reasonable rate available to it for deposits made by it in the same currency on like terms and in like amounts) any monies received from the Guarantor or on account of the Guarantor's liability under this Guarantee.

ARTICLE 4
OBLIGATIONS NOT RELEASED

4.1 Obligations Absolute

The obligations of the Guarantor hereunder shall be absolute and unconditional, and shall not be released, diminished, discharged or in any way lessened, abated, impaired or reduced by:

(a) the Guarantee Beneficiaries agreeing to any renewal, extension, increased commitment, change, variation, alteration, restatement, waiver, modification, release or discharge in or in respect of the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), or anything done, suffered or permitted by the Guarantee Beneficiaries in relation to the Guaranteed Obligations, the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), including any amendment or change in the manner, time, place or calculation of payment of the Guaranteed Obligations (including increases or decreases in principal, interest rates, fees or other obligations);

(b) time or any indulgence being given to the Borrower, any Subsidiary or any other Person by the Guarantee Beneficiaries;

(c) the merging of the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or the Guaranteed Obligations or other obligations of the Borrower or any Subsidiary in, or any alteration thereof by virtue of, any subsequent agreement or amending agreement;

(d) the Guarantee Beneficiaries agreeing to any compromise, settlement, proposal, arrangement or plan of reorganization affecting the Borrower, any Subsidiary or any other guarantor;

(e) the Guarantee Beneficiaries agreeing to the release of any other guarantor or any other Person liable directly or as surety or otherwise for the Guaranteed Obligations or any part thereof, or the addition of any guarantor, endorser or surety;

(f) the Guarantee Beneficiaries failing or omitting to, or refraining from, taking any action to enforce the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or any rights or remedies thereunder, or proving the claim or part of the claim of the Guarantee Beneficiaries in any liquidation, bankruptcy, winding up, compromise, arrangement or other proceeding relating to the Borrower, any Subsidiary or any other Person;

(g) the lack of validity, enforceability, provability or collectibility (in whole or in part) for any reason of, or any informality, defect or irregularity in or omission from, the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or any impossibility, impracticability, frustration, illegality, fraud, forgery, *force majeure*, act of government or change in applicable law, or the loans or advances constituting the Guaranteed Obligations having been made in excess of the power of the Guarantee Beneficiaries or any of them or in contravention of any of their governing statutes or constating documents;

(h) any common law or statute bar on enforcement of the whole or any part of the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable);

(i) any marshalling of assets and liabilities;

(j) any notice by the Guarantor purporting in any way to limit its liability hereunder in respect of any Guaranteed Obligations, whether arising prior or subsequent to such notice;

(k) any failure or lack of diligence on the part of the Guarantee Beneficiaries to examine, inspect, investigate, monitor or take any other steps in connection with the Borrower's or any Subsidiary's obligations under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), including in respect of environmental matters;

(l) any limitation on the amount guaranteed by any other guarantor of the Guaranteed Obligations; or

(m) any other event, circumstance, occurrence or contingency which might otherwise constitute a legal or equitable defence available to, or discharge of, the Guarantor, the Borrower, any Subsidiary or any other guarantor of or in respect of the Guaranteed Obligations;

in each case regardless of how substantial, fundamental or material such event or circumstance mentioned above may be, or however prejudicial it may be to the Guarantor, and without any requirement for notice to the Guarantor of any of such event or circumstance, subject to the requirements of applicable law.

4.2 Security from the Borrower or a Subsidiary

(a) Without limiting the generality of Section 4.1, the Guarantee Beneficiaries shall be at liberty (without in any way prejudicing or affecting their rights hereunder) from time to time to hold and receive such security for the Guaranteed Obligations or any part thereof as they may deem proper without any obligation of the Borrower or any Subsidiary to provide any security except as may be required under the Credit Agreement, and may give up, vary, exchange, release, surrender, discharge, waive, postpone, subordinate, abandon or otherwise deal with or fail to deal with such security or any part thereof or property covered thereby or allow the Borrower, any Subsidiary or others to deal with the property covered thereby, all as the Guarantee Beneficiaries may consider expedient or appropriate, subject to the requirements of applicable law.

(b) The Guarantee Beneficiaries may, without exonerating in whole or in part the Guarantor, abstain from taking, perfecting or registering, or from continuing any such perfection or registration of, or from taking advantage of, any security or the provisions of any applicable law relating thereto.

(c) The Guarantee Beneficiaries may realize or refrain from realizing upon any security when, and in such manner, as the Guarantee Beneficiaries deem expedient, and the Guarantor to the extent permitted by applicable law waives any right it may have to receive notice of any actions or proceedings taken in respect thereof.

(d) None of (i) the failure to take or any loss of or in respect of any security or the property covered thereby, whether occasioned by the fault, omission, carelessness, negligence or recklessness of the Guarantee Beneficiaries or otherwise (including improvident or improper handling, collection or realization thereof or thereunder), (ii) the failure by the Guarantee Beneficiaries, in whole or in part, to put or keep themselves in a position to deliver any security or any of it to the Guarantor on payment of the Guaranteed Obligations, or (iii) any release, modification or waiver of, or failure, omission, delay, neglect, refusal or lack of diligence to enforce, any right, benefit, privilege or interest under any contract or agreement under which the rights of the Borrower or any Subsidiary have been collaterally or absolutely assigned or in which a security interest has been granted, shall in any way limit, lessen or release or otherwise abate the liability of the Guarantor hereunder.

4.3 Dealing with the Borrower or a Subsidiary

It is the intent of the Guarantor and the Guarantee Beneficiaries that the Guarantee Beneficiaries may discontinue, reduce, increase or otherwise vary the credit of the Borrower or any Subsidiary and otherwise deal, in the broadest sense of that word, with the Borrower or any Subsidiary and others, including any other guarantor, as the Guarantee Beneficiaries may see fit, all without prejudice to or in any way limiting or lessening the Guarantor's liability hereunder and without necessity for obtaining the consent of or giving notice to the Guarantor.

4.4 Notices not Required

No Guarantee Beneficiary nor any other Person shall, subject to the requirements of applicable law, have any duty or obligation to notify, or timely notify, the Guarantor of (i) any default, event of default or similar event (however denominated) under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), or any renewal, extension, supplement, modification, rearrangement, amendment, restatement, replacement, cancellation, rescission, revocation or reinstatement (whether or not material) in respect thereof, (ii) any taking, release or exchange of any security, (iii) any action taken or not taken by any Guarantee Beneficiary or any other Person against the Borrower, any Subsidiary or any other Person, (iv) any new agreement between any Guarantee Beneficiary, the Borrower, any Subsidiary or any other Person, or (v) any other event or circumstance whatsoever.

ARTICLE 5
REPRESENTATIONS AND COVENANTS

5.1 Representations

The Guarantor represents and warrants to each of the Guarantee Beneficiaries that:

(a) It is a **[corporation / partnership / trust]** duly **[incorporated / formed]** and validly existing under the laws of the •. It is duly qualified to carry on business in each jurisdiction in which such qualification is required by law. It has the power and authority to own the assets it purports to own, to transact the business it transacts and proposes to transact and to comply with the provisions of this Guarantee and to duly perform and observe all of its obligations hereunder;

(b) The execution, delivery, and performance of this Guarantee by the Guarantor has been or will be, when executed and delivered, duly authorized by all necessary action, are within its power and capacity and will not violate any provision of applicable law, the constating documents of the Guarantor or any other governing document and will not result in the breach of, or constitute a default or require any consent under, any indenture or other agreement or instrument to which it is a party or by which it or its property may be bound or affected, and does not require any governmental approval;

(c) This Agreement constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by applicable law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and to the qualification that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought and general equitable principles; and

(d) It has determined that its liability and obligation under this Guarantee may reasonably be expected to substantially benefit the Guarantor directly. The Guarantor has had full and complete access to the underlying papers relating to the Guaranteed Obligations and all other papers executed by any other Person in connection with the Guaranteed Obligations. The Guarantor is fully informed of all circumstances which bear upon the risks of executing this Guarantee which a diligent inquiry would reveal. The Guarantor has adequate means to obtain from the Borrower or any Subsidiary, on a continuing basis, information concerning the Borrower's or such Subsidiary's financial condition, and is not depending on any Guarantee Beneficiary to provide such information, now or in the future. The Guarantor agrees that no Guarantee Beneficiary shall have any obligation to advise or notify the Guarantor or to provide the Guarantor with any data or information. The Guarantor acknowledges receipt of a copy of all Loan

Documents and Swap Agreements (if any) and understands the obligations of the Borrower or the applicable Subsidiary thereunder.

5.2 Covenants

The Guarantor covenants with the Guarantee Beneficiaries that it shall:

(a) comply with and be bound by each covenant in the Credit Agreement and the other Loan Documents and Swap Agreements that is applicable to the Guarantor; and

(b) not take any action or fail to take any action which would result in the Borrower or any Subsidiary being in breach of any term or provision of the Credit Agreement or any other Loan Document or Swap Agreement.

ARTICLE 6
WITHHOLDING TAX

6.1 Payment Net of Withholding Tax

The Guarantor shall make all payments required hereunder to any Guarantee Beneficiary which is not a non-resident and is not deemed to be an non-resident of Canada as defined in the *Income Tax Act* (Canada), whether by way of principal, interest or otherwise, without withholding any Tax. If the Guarantor is required by applicable law to deduct any withholding Tax from or in respect of any amounts payable under this Guarantee in respect of a Guarantee Beneficiary which is not a non-resident and is not deemed to be a non-resident of Canada as defined in the *Income Tax Act* (Canada) (a) the amounts payable by the Guarantor hereunder will be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6.1), the Guarantee Beneficiaries will receive an amount equal to the sum they would have received had no such deductions been made, (b) the Guarantor will make such deductions, and (c) the Guarantor will pay the full amount deducted to the relevant taxing authority or other governmental authority in accordance with applicable law.

ARTICLE 7
EXPENSES AND INDEMNITY

7.1 Expenses

The Guarantor shall pay to the Guarantee Beneficiaries all reasonable out-of-pocket costs and expenses incurred by the Guarantee Beneficiaries from time to time in the documentation, preparation, negotiation, printing, execution, registration, delivery, enforcement, realization and collection of or in respect of this Guarantee, including the reasonable fees of legal counsel for the Guarantee Beneficiaries on a solicitor and his own client basis. All such amounts shall be payable by the Guarantor on demand, shall bear interest at the Prime Rate plus one percent (1%) per annum, calculated from the date demanded by the Guarantee Beneficiaries to the date paid by the Guarantor.

7.2 Indemnity

The Guarantor shall indemnify the Guarantee Beneficiaries and hold them harmless against all losses, costs, expenses, liabilities, actions, suits, claims or damages of any and every kind incurred by the Guarantee Beneficiaries as a result of:

(a) a default by the Guarantor in the payment of any Guaranteed Obligations, and

(b) the failure by the Guarantor to comply with any of its covenants or other obligations hereunder.

Without limiting the generality of the foregoing, this indemnity shall extend to:

(i) reasonable legal fees on a solicitor and his own client basis, including the costs of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter, and

(ii) any amounts payable arising out of a settlement of any action entered into between the Guarantee Beneficiaries or any of them and any other Person with the consent of the Guarantor, not to be unreasonably withheld.

A certificate of the Guarantee Beneficiaries as to the amount of any such loss or expense shall be *prima facie* proof of the amount thereof. The amount required to be paid by the Guarantor hereunder shall be payable by the Guarantor on demand, shall bear interest at the Prime Rate plus one percent (1%) per annum calculated from the date of demand for any indemnified outlay is made by the Guarantee Beneficiaries hereunder to the date paid by the Guarantor. The provisions of and undertakings and indemnification set out in this Section shall survive the payment and satisfaction of the Guaranteed Obligations.

ARTICLE 8
GENERAL

8.1 Notice

Any notice, communication or demand to be made or given hereunder shall be in writing and may be made or given by personal delivery or by facsimile or other electronic means of communication addressed as follows:

To the Guarantor:

[Subsidiary Guarantor]
c/o AltaGas Ltd.
1700, 355 - 4th Avenue SW
Calgary, AB T2P 0J1

Attention: Treasurer
Facsimile: (403) 508-7258

To the Guarantee Beneficiaries:

Royal Bank of Canada, as Agent
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
P.O. Box 50, 200 Bay Street
Toronto, ON M5J 2W7

Attention: Manager, Agency Service
Facsimile: (416) 842-4023

or to such other address or facsimile number as any party may from time to time notify the other in accordance with this Section. Any notice, communication or demand made or given by personal delivery during usual business hours at the place of receipt on a Business Day shall be deemed to have been given on the day of actual delivery thereof. Any notice, communication or demand made or given by personal delivery after usual business hours on a Business Day or by facsimile or other electronic means of communication shall be deemed to have been given, on the first Business Day following the delivery or transmittal thereof.

8.2 Governing Law and Jurisdiction

(a) THIS GUARANTEE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE PROVINCE OF ALBERTA AND THE LAW OF CANADA APPLICABLE THEREIN.

(b) The Guarantor agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with the aforesaid documents and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any Guarantee Beneficiary to take proceedings in any other jurisdictions, whether concurrently or not.

8.3 Payment on Stay

If:

(a) the Borrower, any Subsidiary or the Guarantor is prevented from making payment of any of the Guaranteed Obligations when it would otherwise be required to do so; or

(b) the Guarantee Beneficiaries are prevented from demanding payment of the Guaranteed Obligations;

in each case because of a stay or other judicial proceeding or any other legal impediment, all Guaranteed Obligations or other amounts otherwise subject to demand, acceleration or payment shall nevertheless be payable by the Guarantor as provided for hereunder.

8.4 Prohibited Rate

In no event shall any interest or fee to be paid hereunder exceed the maximum rate permitted by applicable law. In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under applicable law. It is further agreed that any excess actually received by a Guarantee Beneficiary shall be credited against the Guaranteed Obligations.

8.5 Assignment

(a) The Guarantee Beneficiaries may assign, or grant participation in, this Guarantee (in whole or in part) to any Person to whom they are entitled to assign any Guaranteed Obligations under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable).

(b) Except as permitted by the Credit Agreement, the Guarantor shall not assign its rights or obligations hereunder without the prior written consent of the Guarantee Beneficiaries.

(c) Subject to paragraphs (a) and (b), this Guarantee shall enure to the benefit of and be binding upon the Guarantor, the Guarantee Beneficiaries, and their respective successors and permitted assigns.

8.6 Severability

Any provision of this Guarantee which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.7 Whole Agreement

This Guarantee constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments and representations, written or oral, in respect thereof.

8.8 Amendments, Waivers and Consents

This Guarantee may only be amended by an agreement in writing between the Guarantor and the Guarantee Beneficiaries which are Lenders under the Credit Agreement, and provisions hereof may be waived or matters consented to by the Guarantee Beneficiaries which are Lenders under the Credit Agreement only if the Guarantee Beneficiaries which are Lenders under the Credit Agreement so agree in writing. Any waiver or consent by the Guarantee Beneficiaries which are Lenders under the Credit Agreement under any provision of this Guarantee may be given subject to any conditions thought fit by the Guarantee Beneficiaries which are Lenders under the Credit Agreement. Any waiver or consent shall be effective only in the specific instance and for the purpose for which it is given.

8.9 Further Assurances

(a) Each party shall promptly cure any defect by it in the execution and delivery of this Guarantee.

(b) The Guarantor, at its expense, shall promptly execute and deliver to the Guarantee Beneficiaries, upon request by the Guarantee Beneficiaries in writing, all such other and further documents, agreements, certificates and instruments in order to give effect to the covenants and agreements of the Guarantor in this Guarantee, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate.

8.10 Time of the Essence

Time shall be of the essence of this Guarantee.

8.11 Separate Action

In case of default hereunder, the Guarantee Beneficiaries may maintain an action or separate successive actions upon this Guarantee against the Guarantor whether or not the Borrower or the applicable Subsidiary is joined therein or a separate action is brought against the Borrower, such Subsidiary or any other guarantor or any judgment obtained against any of them. The Guarantee Beneficiaries' rights shall not be exhausted by the exercise of any of the Guarantee Beneficiaries' rights hereunder or otherwise against the Guarantor or by any number of successive actions until and unless all Guaranteed Obligations have been fully paid and performed, and each of the Guarantor's obligations hereunder has been fully performed.

8.12 Waiver and Acknowledgement

(a) The Guarantor hereby to the extent permitted by applicable law expressly waives:

(i) notice of acceptance of this Guarantee;

(ii) notice of the existence or creation of all or any of the Guaranteed Obligations;

(iii) any right to require marshalling of assets and liabilities;

(iv) presentment, notice of dishonour, protest, and all other notices whatsoever except for demand for payment hereunder; and

(v) diligence in collection or protection of or realization upon all or any of the Guaranteed Obligations or any obligation hereunder.

(b) The Guarantor acknowledges the terms of the Credit Agreement, the other Loan Documents and the Swap Agreements (if any) and consents to and approves the same.

(c) The Guarantor hereby acknowledges receipt of a true copy of this Guarantee.

(d) Nothing herein shall create any joint or joint and several liability of the Borrower and any of the Subsidiaries under any Loan Document or Swap Agreement except to the extent expressly set forth therein.

8.13 Release of Guarantee

This Guarantee shall be released by the Agent on behalf of Guarantee Beneficiaries if and to the extent permitted by subsection 9.4(b) of the Credit Agreement.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

[SUBSIDIARY GUARANTOR]

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

Schedule "O" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

TRANSITIONAL PROVISIONS REGARDING EXISTING TERM INDEBTEDNESS

1. Defined Terms

Capitalized terms used in this Schedule "O" have the same meanings as in the Credit Agreement. In addition:

"Existing Bankers' Acceptances" means the following bankers' acceptances previously accepted by the Existing Lenders under the Existing Term Credit Agreement and outstanding on the Closing Date:

Amount	Maturity Date
10,000,000.00	29-Nov-04
10,000,000.00	29-Nov-04
10,000,000.00	01-Dec-04
5,000,000.00	08-Dec-04
5,000,000.00	10-Dec-04
15,000,000.00	13-Dec-04
5,000,000.00	15-Dec-04
8,000,000.00	17-Dec-04
5,000,000.00	20-Dec-04
10,000,000.00	20-Dec-04
7,000,000.00	22-Dec-04
5,000,000.00	24-Dec-04
10,000,000.00	10-Jan-05
15,000,000.00	13-Jan-05
5,000,000.00	14-Jan-05
10,000,000.00	19-Jan-05
5,000,000.00	24-Jan-05
5,000,000.00	24-Jan-05
5,000,000.00	28-Jan-05
5,000,000.00	26-Jan-05
10,000,000.00	31-Jan-05
5,000,000.00	03-Feb-05
7,000,000.00	07-Feb-05
5,000,000.00	09-Feb-05
10,000,000.00	11-Feb-05
5,000,000.00	14-Feb-05
20,000,000.00	16-Feb-05
20,000,000.00	22-Feb-05
$237,000,000.00	

"Existing Lenders" means the lenders under the Existing Term Credit Agreement.

2. Assumption of Certain Existing Term Indebtedness

The Borrower hereby assumes all obligations of AltaGas under or in respect of the Existing Bankers' Acceptances and the Existing Bankers' Acceptances shall be deemed to form part of the Loan Indebtedness.

3. Existing Bankers' Acceptances

The Existing Bankers' Acceptances shall be dealt with under the Credit Agreement as follows:

(a) notwithstanding any provisions in the Credit Agreement providing that Borrowings are to be funded on a proportionate basis in accordance with the respective Lender's Proportions of each Lender, the Existing Bankers' Acceptances accepted by each Existing Lender shall continue to be a Borrowing made only by such Lender until the maturity date thereof and the other Lenders shall not participate therein (except as contemplated in subsection 3(b) below);

(b) if and to the extent that the Existing Bankers' Acceptances are subject to a Rollover or Conversion on their maturity date, all Lenders shall participate in such Rollover or Conversion in accordance with their respective Lender's Proportions;

(c) while the Existing Bankers' Acceptances are outstanding, no Lender shall be required to participate in any Borrowings to the extent that such participation would result in such Lender exceeding its Commitment; and

(d) for so long as the Lenders' respective shares of outstanding Borrowings do not match their respective Lender's Proportions as a result of the foregoing provisions, the applicable provisions of this Agreement relating to determination and payments of amounts owing to the Lenders in accordance with their respective Lender's Proportions shall be adjusted accordingly.

4. Existing Guarantees

All existing Guarantees provided by AltaGas, the Trust and the Operating Partnership in respect of the fourth amendment to the Existing Term Credit Agreement shall be released upon satisfaction of the condition precedents in Section 8.1 of the Credit Agreement.



FIRST AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of September 30, 2005.

AMONG:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership formed under the laws of Canada, having an office in Calgary, Alberta

OF THE FIRST PART

-and-

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, in its capacity as a Lender

OF THE SECOND PART

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, in its capacity as Agent

OF THE THIRD PART

WHEREAS the Borrower, the Agent and the Lender entered into the Credit Agreement; and

WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement as hereinafter set forth.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

(a) In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

(i) **"Agreement"** means this agreement, as amended, modified, supplemented or restated from time to time;

(ii) **"Credit Agreement"** means the credit agreement made as of November 30, 2004 among the Borrower, the Lender and the Agent; and

(iii) **"Utility Spin-Off Transaction"** means the disposition of the Trust's natural gas distribution business (consisting of its ownership interests in AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd.) to unitholders of the Trust.

(b) All capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Credit Agreement or in Section 3.1 of this Agreement, as applicable.

1.2 Headings and Table of Contents

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Except where the context otherwise requires, the words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this First Amending Agreement.

ARTICLE 2
WAIVERS

2.1 Waivers Regarding Utility Spin-Off Transaction

The parties hereto acknowledge and agree that the Utility Spin-Off Transaction:

(a) shall be deemed to be permitted by the Credit Agreement;

(b) shall not be regarded as a Material Disposition for the purposes of Section 9.3 of the Credit Agreement; and

(c) shall be wholly disregarded for the purposes of determining compliance with subsections 9.1(u), 9.2(a), 9.2(d) and 9.2(g) of the Credit Agreement.

ARTICLE 3
AMENDMENTS

3.1 Amendments to Definitions

(a) The following definition is added in the appropriate alphabetical place in Section 1.1 of the Credit Agreement:

""**Securitization Program**" means a securitization sale or program entered into by the Borrower and/or its Restricted Subsidiaries after the date hereof which meets all of the following criteria:

(a) the assets to be securitized in such transaction are current assets;

(b) the transfer of such current assets is structured as a non-recourse sale (subject to certain customary exceptions);

(c) any Security Interest created by such transaction is limited to such current assets; and

(d) such program is entered into on customary terms which are consistent with programs entered into by Persons of comparable size and financial standing to the Borrower and the Restricted Subsidiaries;".

(b) The definition of "**Permitted Encumbrances**" in Section 1.1 of the Credit Agreement is hereby amended by adding the following new paragraph (w) and re-numbering the existing paragraphs (w) and (x) as paragraphs (x) and (y):

"(w) Security Interests created by any Securitization Program (not to exceed $125,000,000 in the aggregate);".

""**Margin**"

(d) The definition of "**Maturity Date**" in Section 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

""**Maturity Date**" means, with respect to any Lender, September 30, 2008 (or such later date as may apply pursuant to the extension provisions in Section 3.13);".

3.2 Amendments to Extension Provisions

(a) Section 3.13 is hereby deleted and replaced with the following:

"**3.13 Extension of Maturity Date**

(a) In this Section 3.13, "**Request for Extension**" means a written request by the Borrower to the Agent (in substantially the form of Schedule "I") to have the Lenders, other than those Lenders which were previously Non-Extending Lenders (each a "**Requested Lender**"), extend the Maturity Date applicable to such Requested Lender for a further period of one year.

(b) **Request for Extension**: The Borrower may, from time to time, request an extension of the Maturity Date applicable to the Requested Lenders by sending to the Agent at the Agent's Branch of Account a Request for Extension not less than sixty (60) days and not more than ninety (90) days prior to the date which is two years prior to the then current Maturity Date applicable to the Requested Lenders and the Agent shall forthwith notify the Requested Lenders of such request and each Requested Lender shall acknowledge receipt of such notification. Each Requested Lender shall advise the Agent as to whether it agrees with such request within thirty (30) days of being so notified; provided that in the event a Requested Lender does not so advise the Agent within such thirty (30) day period, such Requested Lender shall be deemed to have advised the Agent that it does not agree with such request (the date on which such Requested Lender so advises the Agent or is deemed to so advise the Agent being the "**Confirmation Date**"). The Agent shall advise the Borrower and the Requested Lenders within two (2) Business Days of the Confirmation Date that a Requested Lender does not agree (or is deemed not to agree) with any Request for Extension.

(c) **Request Refused**: If any Requested Lender receiving a Request for Extension does not agree to such a request (a "**Non-Extending Lender**"), each of the other Requested Lenders which do agree to such request shall have the right (but not the obligation) to purchase the Commitment of the Non-Extending Lender. Each of the other Requested Lenders (each, a "**Purchasing Lender**") wishing to exercise its rights to purchase the Commitment of a Non-Extending Lender shall, within four (4) Business Days of the Confirmation Date, so notify the Borrower, the Agent, the Non-Extending Lender and each of the other Requested Lenders, if any, and such Purchasing Lender shall thereupon be obligated to purchase, and such Non-Extending Lender shall thereupon be obligated to sell, not more than fifteen (15) days after the Confirmation Date, that portion of such Commitment which is in the ratio that the Purchasing Lender's Commitment bears to the aggregate of the Commitments of all Purchasing Lenders or as otherwise agreed to by the Borrower and the Purchasing Lenders. The Non-Extending Lenders, the Purchasing Lenders, the Agent, the Borrower and each of the other Requested Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to any such purchase.

(d) **Replacement by Borrower**: If a Non-Extending Lender's Commitment is not purchased pursuant to subsection 3.13(c), the Borrower may, commencing on the fifth Business Day after the Confirmation Date, replace the Non-Extending Lender in accordance with Section 5.4. If the Borrower replaces a Non-Extending Lender's Commitment as provided for herein, the Borrower shall forthwith so notify the Agent and provide to the Agent all particulars relating thereto.

(e) **Prepayment by Borrower**: If a Non-Extending Lender's Commitment is not replaced pursuant to subsection 3.13(c) or 3.13(d), the Borrower may, commencing on the fifth Business Day after the Confirmation Date, but only if no Default or Event of Default has occurred and is continuing, repay all Borrowings (and accrued and unpaid interest thereon) owing to such Non-Extending Lender, together with all other amounts payable hereunder by the Borrower to such Non-Extending Lender with respect to its

Commitment, without making corresponding repayment to the other Lenders upon which the Borrower may cancel such Non-Extending Lender's Commitment; upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation (except those expressed to survive the termination of this Agreement) in respect of this Agreement and the Total Commitment shall be reduced by the amount of such Non-Extending Lender's cancelled Commitment.

(f) **Extension**: Provided that the Majority Lenders (after taking into account Commitments purchased or agreed to be purchased pursuant to subsection 3.13(c)), agree with the Request for Extension, the Agent shall deliver to the Borrower a written extension executed by the Agent, on behalf of the Requested Lenders (other than the Non-Extending Lenders) (the "**Extending Lenders**") within five (5) Business Days of the Confirmation Date. Upon delivery of such written extension to the Borrower, the Maturity Date applicable to the Extending Lenders shall be extended to a date which is one year from the then current Maturity Date applicable to the Requested Lenders. The Agent shall also notify the Borrower within such period if the Request for Extension has been denied. The failure of the Agent to deliver a written extension shall be deemed to be notification by the Agent to the Borrower that the Requested Lenders have denied the Borrower's request.

(g) **Independent Credit Decision**: The Borrower understands that the consideration of any Request for Extension constitutes an independent credit decision which each Requested Lender retains the absolute and unfettered discretion to make and that no commitment in this regard is hereby given by the Requested Lenders. Unless permitted by the Majority Lenders, the Borrower shall not be entitled to deliver any Request for Extension at any time when a Default or an Event of Default has occurred and is continuing.

(h) **Partial Extensions**: If a written extension is delivered by the Agent to the Borrower in circumstances where there are Non-Extending Lenders and all of the Commitments of such Non-Extending Lenders are not assigned or repaid in accordance with subsection 3.13(d) or 3.13(e):

(i) the Maturity Date applicable to such Non-Extending Lenders shall not be extended; and

(ii) prior to such Maturity Date, the remaining Commitments of such Non-Extending Lenders shall continue and such

Non-Extending Lenders shall continue to be obligated to make available its Lender's Proportion of Drawdowns until such Maturity Date."

3.3 Amendments to Repayment Provisions

Subsection 5.4(b) of the Credit Agreement is hereby deleted and replaced with the following:

"(b) a Lender becomes a Non-Extending Lender pursuant to Section 3.13;".

3.4 Amendments to Negative Covenants

Subsection 9.2(d) of the Credit Agreement is hereby amended by deleting the word "and" at the end of paragraph (iii), adding the following new paragraph (iv) and re-numbering the existing paragraphs (iv) and (v) as paragraphs (v) and (vi):

"(iv) dispositions pursuant to any Securitization Program (not to exceed $125,000,000 in the aggregate); and".

3.5 Amendments to Unanimous Consent Provisions

Subsection 12.12(a) of the Credit Agreement is hereby amended by deleting the word "or" at the end of paragraph (vii), replacing the period at the end of paragraph (viii) with a semi-colon followed by the word "or" and adding the following new paragraph (ix):

"(ix) a waiver of or change to the monetary limit on Securitization Programs in Subsection 9.2(d) and in paragraph (w) of the definition of "Permitted Encumbrances."

3.6 Amendments to Schedules

(a) Schedule "I" to the Credit Agreement is hereby deleted and replaced with the new Schedule "I" attached hereto.

(b) Schedule "J" to the Credit Agreement is hereby deleted.

ARTICLE 4
CONDITIONS PRECEDENT

4.1 Conditions Precedent

(a) As conditions precedent to this Agreement becoming effective, the Borrower shall deliver or cause to be delivered to the Agent the following:

(i) an executed copy of this Agreement;

(ii) an executed confirmation of the Subsidiary Guarantee from AltaGas Operating Partnership in the form annexed hereto; and

(iii) a certified copy of the resolutions of the board of directors of the General Partner of the Borrower authorizing the execution, delivery and performance of this Agreement, and authority and incumbency certificates for the Borrower which either attach copies of all changes to the constating documents and by-laws or confirm no such changes have occurred.

(b) The conditions precedent set out in Section 4.1(a) above are inserted for the sole benefit of the Lenders and may be waived only by unanimous consent of the Lenders..

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties

The Borrower hereby represents and warrants to the Agent and the Lenders as follows:

(a) the Borrower is a limited partnership, duly formed and validly existing under the laws of its jurisdiction of its formation;

(b) the execution, delivery and performance by the Borrower of this Agreement will not:

(i) violate any provisions of any applicable law or its constating or governing documents, or any agreement, deed, undertaking or instrument or by which it or its assets are bound except to the extent that any such violation does not have a Material Adverse Effect; or

(ii) require any Governmental Approval; and

(c) this Agreement constitutes a legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms subject to the exceptions referred to in the opinion of counsel to the Borrower delivered on the Closing Date in connection with the Credit Agreement.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or Lenders' counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

ARTICLE 6
MISCELLANEOUS

6.1 Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Loan Documents are hereby ratified and confirmed as being in full force and effect.

6.2 Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Loan Documents, constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Loan Documents.

6.3 Further Assurances

Each of the Loan Parties, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

6.4 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

6.5 Time of the Essence

Time shall be of the essence of this Agreement.

6.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Borrower:

1700, 355 - 4 Avenue S.W.
Calgary, AB T2P 0J1

Attn: Treasurer

Telecopier: (403) 508-7258

ALTAGAS GENERAL PARTNER INC. in its capacity as General Partner for and on behalf of **ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1**



Authorized Signatory

Per: ______________________
Authorized Signatory

Lender:

Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, AB T2P 2N7

Attn: Director

Telecopier: (403) 221-6497

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

Agent:

Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, AB T2P 2N7

Attn: Director

Telecopier: (403) 221-6497

THE BANK OF NOVA SCOTIA, as Agent

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CONFIRMATION OF GUARANTEE

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the undersigned hereby consents to the amendments contained in the above First Amending Agreement and confirms and agrees that (a) the Subsidiary Guarantee executed and delivered by it is and shall remain in full force and effect in all respects notwithstanding these amendments and (b) all references in such Subsidiary Guarantee to the Credit Agreement shall be deemed to refer to the Credit Agreement as amended by the First

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Borrower:

1700, 355 - 4 Avenue S.W.
Calgary, AB T2P 0J1

Attn: Treasurer

Telecopier: (403) 508-7258

ALTAGAS GENERAL PARTNER INC. in its capacity as General Partner for and on behalf of **ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1**

Per: ____________________
Authorized Signatory

Per: ____________________
Authorized Signatory

Lender:

Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, AB T2P 2N7

Attn: Director

Telecopier: (403) 221-6497

THE BANK OF NOVA SCOTIA, as Lender



Per:
Name: Matt van Remmen
Title: Associate Director



Per:
Name: Richard D. Lee
Title: Managing Director

Agent:

Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, AB T2P 2N7

Attn: Director

Telecopier: (403) 221-6497

THE BANK OF NOVA SCOTIA, as Agent



Per:
Name: Matt van Remmen
Title: Associate Director



Per:
Name: Richard D. Lee
Title: Managing Director

CONFIRMATION OF GUARANTEE

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the undersigned hereby consents to the amendments contained in the above First Amending Agreement and confirms and agrees that (a) the Subsidiary Guarantee executed and delivered by it is and shall remain in full force and effect in all respects notwithstanding these amendments and (b) all references in such Subsidiary Guarantee to the Credit Agreement shall be deemed to refer to the Credit Agreement as amended by the First

Amending Agreement and as same may be further amended, supplemented or otherwise modified or restated from time to time. This confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of such Subsidiary Guarantee including, without limitation, Article 4 thereof. Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in such Subsidiary Guarantee.

ALTAGAS OPERATING PARTNERSHIP, by its duly Authorized Partner, ALTAGAS LTD.



Per: Authorized Signatory

Per: ______________________
Authorized Signatory

Schedule "I" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent

---

REQUEST FOR EXTENSION

Date: •

The Bank of Nova Scotia
Corporate Energy Banking
700-2nd Street S.W., Suite 2000
Calgary, Alberta
T2P 2N7

Telecopier: (403) 221-6497

Attention: Director

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, as Borrower, THE BANK OF NOVA SCOTIA, as Lender, and THE BANK OF NOVA SCOTIA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.13 of the Credit Agreement, we hereby request that the Lenders (other than those which were previously Non-Extending Lenders) agree to extend the Maturity Date applicable to such Lenders for a period of one year.

If you are in agreement with this extension, please execute the counterpart of this Request for Extension and return it to us.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ______________________
Name: •
Title: •

SEC File # 82-34911

FIRST AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of September 30, 2005.

AMONG:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership formed under the laws of Canada, having an office in Calgary, Alberta

OF THE FIRST PART

-and-

Each of the financial institutions named on the signature pages hereto as Lender and each other financial institution which becomes a party to this Agreement as a Lender, in their respective capacities as Lenders

OF THE SECOND PART

-and-

ROYAL BANK OF CANADA, a Canadian chartered bank, in its capacity as Agent

OF THE THIRD PART

WHEREAS the Borrower, the Agent and the Lenders entered into the Credit Agreement; and

WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement as hereinafter set forth.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

(a) In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

(i) **"Agreement""** means this agreement, as amended, modified, supplemented or restated from time to time;

(ii) **"Credit Agreement"** means the credit agreement made as of November 30, 2004 among the Borrower, the Lenders and the Agent; and

(iii) **"Utility Spin-Off Transaction"** means the disposition of the Trust's natural gas distribution business (consisting of its ownership interests in AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd.) to unitholders of the Trust.

(b) All capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Credit Agreement or in Section 3.1 of this Agreement, as applicable.

1.2 Headings and Table of Contents

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Except where the context otherwise requires, the words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this First Amending Agreement.

ARTICLE 2
WAIVERS

2.1 Waivers Regarding Utility Spin-Off Transaction

The parties hereto acknowledge and agree that the Utility Spin-Off Transaction:

(a) shall be deemed to be permitted by the Credit Agreement;

(b) shall not be regarded as a Material Disposition for the purposes of Section 9.3 of the Credit Agreement; and

(c) shall be wholly disregarded for the purposes of determining compliance with subsections 9.1(u), 9.2(a), 9.2(d) and 9.2(g) of the Credit Agreement.

ARTICLE 3
AMENDMENTS

3.1 Amendments to Definitions

(a) The following definition is added in the appropriate alphabetical place in Section 1.1 of the Credit Agreement:

""**Securitization Program**" means a securitization sale or program entered into by the Borrower and/or its Restricted Subsidiaries after the date hereof which meets all of the following criteria:

(a) the assets to be securitized in such transaction are current assets;

(b) the transfer of such current assets is structured as a non-recourse sale (subject to certain customary exceptions);

(c) any Security Interest created by such transaction is limited to such current assets; and

(d) such program is entered into on customary terms which are consistent with programs entered into by Persons of comparable size and financial standing to the Borrower and the Restricted Subsidiaries;".

(b) The definition of "**Permitted Encumbrances**" in Section 1.1 of the Credit Agreement is hereby amended by adding the following new paragraph (w) and re-numbering the existing paragraphs (w) and (x) as paragraphs (x) and (y):

"(w) Security Interests created by any Securitization Program (not to exceed $125,000,000 in the aggregate);".

""**Margin**"

(d) The definition of "**Maturity Date**" in Section 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

> ""**Maturity Date**" means, with respect to any Lender, September 30, 2008 (or such later date as may apply pursuant to the extension provisions in Section 3.13);".

(e) The definition of "**Term Date**" in Section 1.1 of the Credit Agreement and the reference thereto in subsection 12.12(a)(iv) of the Credit Agreement are hereby deleted and all other references thereto in the Credit Agreement are replaced with references to "**Maturity Date**".

3.2 Amendments to Extension Provisions

(a) Section 3.13 is hereby deleted and replaced with the following:

> **"3.13 Extension of Maturity Date**
>
> (a) In this Section 3.13, "**Request for Extension**" means a written request by the Borrower to the Agent (in substantially the form of Schedule "I") to have the Lenders, other than those Lenders which were previously Non-Extending Lenders (each a "**Requested Lender**"), extend the Maturity Date applicable to such Requested Lender for a further period of one year.
>
> (b) **Request for Extension**: The Borrower may, from time to time, request an extension of the Maturity Date applicable to the Requested Lenders by sending to the Agent at the Agent's Branch of Account a Request for Extension not less than sixty (60) days and not more than ninety (90) days prior to the date which is two years prior to the then current Maturity Date applicable to the Requested Lenders and the Agent shall forthwith notify the Requested Lenders of such request and each Requested Lender

shall acknowledge receipt of such notification. Each Requested Lender shall advise the Agent as to whether it agrees with such request within thirty (30) days of being so notified; provided that in the event a Requested Lender does not so advise the Agent within such thirty (30) day period, such Requested Lender shall be deemed to have advised the Agent that it does not agree with such request (the date on which such Requested Lender so advises the Agent or is deemed to so advise the Agent being the "**Confirmation Date**"). The Agent shall advise the Borrower and the Requested Lenders within two (2) Business Days of the Confirmation Date that a Requested Lender does not agree (or is deemed not to agree) with any Request for Extension.

(c) **Request Refused**: If any Requested Lender receiving a Request for Extension does not agree to such a request (a "**Non-Extending Lender**"), each of the other Requested Lenders which do agree to such request shall have the right (but not the obligation) to purchase the Commitment of the Non-Extending Lender. Each of the other Requested Lenders (each, a "**Purchasing Lender**") wishing to exercise its rights to purchase the Commitment of a Non-Extending Lender shall, within four (4) Business Days of the Confirmation Date, so notify the Borrower, the Agent, the Non-Extending Lender and each of the other Requested Lenders, if any, and such Purchasing Lender shall thereupon be obligated to purchase, and such Non-Extending Lender shall thereupon be obligated to sell, not more than fifteen (15) days after the Confirmation Date, that portion of such Commitment which is in the ratio that the Purchasing Lender's Commitment bears to the aggregate of the Commitments of all Purchasing Lenders or as otherwise agreed to by the Borrower and the Purchasing Lenders. The Non-Extending Lenders, the Purchasing Lenders, the Agent, the Borrower and each of the other Requested Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to any such purchase.

(d) **Replacement by Borrower**: If a Non-Extending Lender's Commitment is not purchased pursuant to subsection 3.13(c), the Borrower may, commencing on the fifth Business Day after the Confirmation Date, replace the Non-Extending Lender in accordance with Section 5.4. If the Borrower replaces a Non-Extending Lender's Commitment as provided for herein, the Borrower shall forthwith so notify the Agent and provide to the Agent all particulars relating thereto.

(e) **Prepayment by Borrower**: If a Non-Extending Lender's Commitment is not replaced pursuant to subsection 3.13(c) or 3.13(d), the Borrower may, commencing on the fifth Business Day after the Confirmation Date, but only if no Default or Event of Default has occurred and is continuing, repay all Borrowings (and accrued and unpaid interest thereon) owing to such Non-Extending Lender, together with all other amounts payable hereunder by the Borrower to such Non-Extending Lender with respect to its Commitment, without making corresponding repayment to the other Lenders upon which the Borrower may cancel such Non-Extending Lender's Commitment; upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation (except those expressed to survive the termination of this Agreement) in respect of this Agreement and the Total Commitment shall be reduced by the amount of such Non-Extending Lender's cancelled Commitment.

(f) **Extension**: Provided that the Majority Lenders (after taking into account Commitments purchased or agreed to be purchased pursuant to subsection 3.13(c)), agree with the Request for Extension, the Agent shall deliver to the Borrower a written extension executed by the Agent, on behalf of the Requested Lenders (other than the Non-Extending Lenders) (the "**Extending Lenders**") within five (5) Business Days of the Confirmation Date. Upon delivery of such written extension to the Borrower, the Maturity Date applicable to the Extending Lenders shall be extended to a date which is one year from the then current Maturity Date applicable to the Requested Lenders. The Agent shall also notify the Borrower within such period if the Request for Extension has been denied. The failure of the Agent to deliver a written extension shall be deemed to be notification by the Agent to the Borrower that the Requested Lenders have denied the Borrower's request.

(g) **Independent Credit Decision**: The Borrower understands that the consideration of any Request for Extension constitutes an independent credit decision which each Requested Lender retains the absolute and unfettered discretion to make and that no commitment in this regard is hereby given by the Requested Lenders. Unless permitted by the Majority Lenders, the Borrower shall not be entitled to deliver any Request for Extension at any time when a Default or an Event of Default has occurred and is continuing.

(h) **Partial Extensions**: If a written extension is delivered by the Agent to the Borrower in circumstances where there are Non-Extending Lenders and all of the Commitments of such Non-Extending Lenders are not assigned or repaid in accordance with subsection 3.13(d) or 3.13(e):

(i) the Maturity Date applicable to such Non-Extending Lenders shall not be extended; and

(ii) prior to such Maturity Date, the remaining Commitments of such Non-Extending Lenders shall continue and such Non-Extending Lenders shall continue to be obligated to make available its Lender's Proportion of Drawdowns until such Maturity Date."

3.3 Amendments to Repayment Provisions

(a) Section 5.2 of the Credit Agreement is hereby deleted and replaced with the following:

"5.2 Mandatory Repayment on Maturity Date

On the Maturity Date applicable to a Lender, such Lender's Commitment shall be reduced to zero and the Borrower shall repay all Borrowings and other Loan Indebtedness owing to such Lender.".

(b) Subsection 5.4(b) of the Credit Agreement is hereby deleted and replaced with the following:

"(b) a Lender becomes a Non-Extending Lender pursuant to Section 3.13;".

3.4 Amendments to Negative Covenants

Subsection 9.2(d) of the Credit Agreement is hereby amended by deleting the word "and" at the end of paragraph (iii), adding the following new paragraph (iv) and re-numbering the existing paragraphs (iv) and (v) as paragraphs (v) and (vi):

"(iv) dispositions pursuant to any Securitization Program (not to exceed $125,000,000 in the aggregate); and".

3.5 Amendments to Unanimous Consent Provisions

Subsection 12.12(a) of the Credit Agreement is hereby amended by deleting the word "or" at the end of paragraph (vii), replacing the period at the end of paragraph (viii) with a semi-colon followed by the word "or" and adding the following new paragraph (ix):

"(ix) a waiver of or change to the monetary limit on Securitization Programs in Subsection 9.2(d) and in paragraph (w) of the definition of "Permitted Encumbrances."

3.6 Amendments to Schedules

(a) Schedule "I" to the Credit Agreement is hereby deleted and replaced with the new Schedule "I" attached hereto.

(b) Schedule "J" to the Credit Agreement is hereby deleted.

ARTICLE 4
CONDITIONS PRECEDENT

4.1 Conditions Precedent

(a) As conditions precedent to this Agreement becoming effective, the Borrower shall deliver or cause to be delivered to the Agent the following:

(i) an executed copy of this Agreement;

(ii) an executed confirmation of the Subsidiary Guarantee from AltaGas Operating Partnership in the form annexed hereto; and

(iii) a certified copy of the resolutions of the board of directors of the General Partner of the Borrower authorizing the execution, delivery and performance of this Agreement, and authority and incumbency certificates for the Borrower which either attach copies of all changes to the constating documents and by-laws or confirm no such changes have occurred.

(b) The conditions precedent set out in Section 4.1(a) above are inserted for the sole benefit of the Lenders and may be waived only by unanimous consent of the Lenders.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties

The Borrower hereby represents and warrants to the Agent and the Lenders as follows:

(a) the Borrower is a limited partnership, duly formed and validly existing under the laws of its jurisdiction of its formation;

(b) the execution, delivery and performance by the Borrower of this Agreement will not:

(i) violate any provisions of any applicable law or its constating or governing documents, or any agreement, deed, undertaking or instrument or by which it or its assets are bound except to the extent that any such violation does not have a Material Adverse Effect; or

(ii) require any Governmental Approval; and

(c) this Agreement constitutes a legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms subject to the exceptions referred to in the opinion of counsel to the Borrower delivered on the Closing Date in connection with the Credit Agreement.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or Lenders' counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

ARTICLE 6
MISCELLANEOUS

6.1 Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Loan Documents are hereby ratified and confirmed as being in full force and effect.

6.2 Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Loan Documents, constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Loan Documents.

6.3 Further Assurances

Each of the Loan Parties, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

6.4 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

6.5 Time of the Essence

Time shall be of the essence of this Agreement.

6.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Borrower: 1700, 355 - 4 Avenue S W. Calgary, AB T2P 0J1 Attn: Treasurer Telecopier: (403) 508-7258	**ALTAGAS GENERAL PARTNER INC.** in its capacity as General Partner for and on behalf of **ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1**  Per: ______ Authorized Signatory Per: ______ Authorized Signatory
Lender: Bankers Hall West 1100, 888 - 3rd Street S.W. Calgary, AB T2P 5C5 Attn: Manager Telecopier: (403) 292-3436	**ROYAL BANK OF CANADA, as Lender** Per: ______ Name: Title: Per: ______ Name: Title:
Lender: 9th Floor, Bankers Hall East 855 - 2nd Street S.W. Calgary, AB T2P 2P2 Attn: Vice President Telecopier: (403) 221-5333	**CANADIAN IMPERIAL BANK OF COMMERCE** Per: ______ Name: Title: Per: ______ Name: Title:

6.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Borrower:

1700, 355 - 4 Avenue S.W.
Calgary, AB T2P 0J1

Attn: Treasurer

Telecopier: (403) 508-7258

ALTAGAS GENERAL PARTNER INC. in its capacity as General Partner for and on behalf of **ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1**

Per: ______________________
Authorized Signatory

Per: ______________________
Authorized Signatory

Lender:

Bankers Hall West
1100, 888 - 3rd Street S.W.
Calgary, AB T2P 5C5

Attn: Manager

Telecopier: (403) 292-3436

ROYAL BANK OF CANADA, as Lender



Per: ______________________
Name:
Title: TOM J. OBERAIGNER
ATTORNEY-IN-FACT

Per: ______________________
Name:
Title:

Lender:

9th Floor, Bankers Hall East
855 - 2nd Street S.W.
Calgary, AB T2P 2P2

Attn: Vice President

Telecopier: (403) 221-5333

CANADIAN IMPERIAL BANK OF COMMERCE

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

6.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Borrower:

1700, 355 - 4 Avenue S.W.
Calgary, AB T2P 0J1

Attn: Treasurer

Telecopier: (403) 508-7258

ALTAGAS GENERAL PARTNER INC. in its capacity as General Partner for and on behalf of **ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1**

Per: ______________________
Authorized Signatory

Per: ______________________
Authorized Signatory

Lender:

Bankers Hall West
1100, 888 - 3rd Street S.W.
Calgary, AB T2P 5C5

Attn: Manager

Telecopier: (403) 292-3436

ROYAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

Lender:

9th Floor, Bankers Hall East
855 - 2nd Street S.W.
Calgary, AB T2P 2P2

Attn: Vice President

Telecopier: (403) 221-5333

CANADIAN IMPERIAL BANK OF COMMERCE

Per: ______________________
Name: Glen Farrow, Director
Title: CIBC Commercial Credit
Oil & Gas and Prairies Region

Per: ______________________
Name:
Title:

Chris Perks
Regional Team Leader
CIBC Commercial Credit
Oil & Gas and Prairies Region

SEC File # 82-34911

Lender:	BANK OF MONTREAL
2200, 333 - 7th Avenue S.W. Calgary, AB T2P 2Z1 Attn: Director Telecopier: (403) 515-3650	 Per: __________ Name: R.P. Heinrichs Title: Vice-President
Lender:	**THE BANK OF NOVA SCOTIA**
Corporate Energy Banking 700 - 2nd Street S.W., Suite 2000 Calgary, AB T2P 2N7 Attn: Director Telecopier: (403) 221-6497	Per: __________ Name: Title: Per: __________ Name: Title:
Lender:	**ALBERTA TREASURY BRANCHES**
Calgary Corporate 3rd Floor, 239.- 8th Avenue S.W. Calgary, AB T2P 1B9 Attn: Dwayne Hoopfer Telecopier: (403) 974-5784	Per: __________ Name: Title: Per: __________ Name: Title:
Lender:	**NATIONAL BANK OF CANADA**
Corporate & Investment Banking Suite 2802, Transcanada Tower 450 1st Street S.W. Calgary, AB T2P 5H1 Attn: Manager Telecopier: (403) 265-0543	Per: __________ Name: Title: Per: __________ Name: Title:

Lender:

2200, 333 - 7th Avenue S.W.
Calgary, AB T2P 2Z1

Attn: Director

Telecopier: (403) 515-3650

BANK OF MONTREAL

Per: ______________________
Name:
Title:

Lender:

Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, AB T2P 2N7

Attn: Director

Telecopier: (403) 221-6497

THE BANK OF NOVA SCOTIA



Per: ______________________
Name: Matt van Remmen
Title: Associate Director



Per: ______________________
Name: Dan W. Lindquist
Title: Director

Lender:

Calgary Corporate
3rd Floor, 239 - 8th Avenue S.W.
Calgary, AB T2P 1B9

Attn: Dwayne Hoopfer

Telecopier: (403) 974-5784

ALBERTA TREASURY BRANCHES

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

Lender:

Corporate & Investment Banking
Suite 2802, Transcanada Tower
450 1st Street S.W.
Calgary, AB T2P 5H1

Attn: Manager

Telecopier: (403) 265-0543

NATIONAL BANK OF CANADA

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

SEC File # 82-34911

Lender:	**BANK OF MONTREAL**
2200, 333 - 7th Avenue S.W. Calgary, AB T2P 2Z1 Attn: Director Telecopier: (403) 515-3650	Per: ____________ Name: Title:
Lender:	**THE BANK OF NOVA SCOTIA**
Corporate Energy Banking 700 - 2nd Street S.W., Suite 2000 Calgary, AB T2P 2N7 Attn: Director Telecopier: (403) 221-6497	Per: ____________ Name: Title: Per: ____________ Name: Title:
Lender:	**ALBERTA TREASURY BRANCHES**
Calgary Corporate 3rd Floor, 239 - 8th Avenue S.W. Calgary, AB T2P 1B9 Attn: Dwayne Hoopfer Telecopier: (403) 974-5784	 Per: ____________ Name: Bruce Edgelow Title: Vice President, Energy Group  Per: ____________ Name: Adrian van Sluys Title: Account Manager
Lender:	**NATIONAL BANK OF CANADA**
Corporate & Investment Banking Suite 2802, Transcanada Tower 450 1st Street S.W. Calgary, AB T2P 5H1 Attn: Manager Telecopier: (403) 265-0543	Per: ____________ Name: Title: Per: ____________ Name: Title:

<u>Lender:</u>

2200, 333 - 7th Avenue S.W.
Calgary, AB T2P 2Z1

Attn: Director

Telecopier: (403) 515-3650

BANK OF MONTREAL

Per: ______________________
Name:
Title:

<u>Lender:</u>

Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, AB T2P 2N7

Attn: Director

Telecopier: (403) 221-6497

THE BANK OF NOVA SCOTIA

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

<u>Lender:</u>

Calgary Corporate
3rd Floor, 239 - 8th Avenue S.W.
Calgary, AB T2P 1B9

Attn: Dwayne Hoopfer

Telecopier: (403) 974-5784

ALBERTA TREASURY BRANCHES

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

<u>Lender:</u>

Corporate & Investment Banking
Suite 2802, Transcanada Tower
450 1st Street S.W.
Calgary, AB T2P 5H1

Attn: Manager

Telecopier: (403) 265-0543

NATIONAL BANK OF CANADA



Per: ______________________
Name: Doug Ruzicki
Title: Senior Manager, Corporate Banking



Per: ______________________
Name: Anne Collins
Title: Manager, Corporate Banking

Agent:

RBC Agency Services Group
Royal Bank Plaza
12th Floor, South Tower
P.O. Box 50, 200 Bay Street
Toronto, ON M5J 2W7

Attn: Manager, Agency

Telecopier: (416) 842-4023

ROYAL BANK OF CANADA, as Agent

Per: [signature]
Name: David Wheatley
Title: Manager, Agency

CONFIRMATION OF GUARANTEE

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the undersigned hereby consents to the amendments contained in the above First Amending Agreement and confirms and agrees that (a) the Subsidiary Guarantee executed and delivered by it is and shall remain in full force and effect in all respects notwithstanding these amendments and (b) all references in such Subsidiary Guarantee to the Credit Agreement shall be deemed to refer to the Credit Agreement as amended by the First Amending Agreement and as same may be further amended, supplemented or otherwise modified or restated from time to time. This confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of such Subsidiary Guarantee including, without limitation, Article 4 thereof. Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in such Subsidiary Guarantee.

ALTAGAS OPERATING PARTNERSHIP, by its duly Authorized Partner, ALTAGAS LTD.

Per: ______________________
Authorized Signatory

Per: ______________________
Authorized Signatory

<u>Agent:</u>

RBC Agency Services Group
Royal Bank Plaza
12th Floor, South Tower
P.O. Box 50, 200 Bay Street
Toronto, ON M5J 2W7

Attn: Manager, Agency

Telecopier: (416) 842-4023

ROYAL BANK OF CANADA, as Agent

Per: ______________________
Name:
Title:

CONFIRMATION OF GUARANTEE

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the undersigned hereby consents to the amendments contained in the above First Amending Agreement and confirms and agrees that (a) the Subsidiary Guarantee executed and delivered by it is and shall remain in full force and effect in all respects notwithstanding these amendments and (b) all references in such Subsidiary Guarantee to the Credit Agreement shall be deemed to refer to the Credit Agreement as amended by the First Amending Agreement and as same may be further amended, supplemented or otherwise modified or restated from time to time. This confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of such Subsidiary Guarantee including, without limitation, Article 4 thereof. Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in such Subsidiary Guarantee.

ALTAGAS OPERATING PARTNERSHIP, by its duly Authorized Partner, ALTAGAS LTD.



Per: ______________________
Authorized Signatory

Per: ______________________
Authorized Signatory

Schedule "I" to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

---

REQUEST FOR EXTENSION

Date: •

Royal Bank of Canada
Global Syndications - Canada
12th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario M5J 2W7

Telecopier: (416) 842-4023

Attention: Manager, Agency

Dear Sirs:

We refer to the Credit Agreement made as of November 30, 2004 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.13 of the Credit Agreement, we hereby request that the Lenders (other than those which were previously Non-Extending Lenders) agree to extend the Maturity Date applicable to such Lenders for a period of one year.

If you are in agreement with this extension, please execute the counterpart of this Request for Extension and return it to us.

Yours truly,

ALTAGAS LTD. as Administrator of ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

Per: ______________________
Name: •
Title: •

SECOND AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of September 30, 2006.

AMONG:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership formed under the laws of Alberta, having an office in Calgary, Alberta

OF THE FIRST PART

-and-

Each of the financial institutions named on the signature pages hereto as Lender and each other financial institution which becomes a party to this Agreement as a Lender, in their respective capacities as Lenders

OF THE SECOND PART

-and-

ROYAL BANK OF CANADA, a Canadian chartered bank, in its capacity as Agent

OF THE THIRD PART

WHEREAS the Borrower, the Agent and the Lenders entered into the Credit Agreement; and

WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement as hereinafter set forth.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

(a) In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

(i) "**Agreement**"" means this agreement, as amended, modified, supplemented or restated from time to time; and

(ii) **"Credit Agreement"** means the credit agreement made as of November 30, 2004 among the Borrower, the Lenders and the Agent, as amended by the first amending agreement made as of September 30, 2005.

(b) All capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Credit Agreement or in Section 2.1 of this Agreement, as applicable.

1.2 Headings and Table of Contents

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Except where the context otherwise requires, the words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this First Amending Agreement.

ARTICLE 2
AMENDMENTS

2.1 Amendments to Definitions

""**Margin**"

(b) The definition of "**Maturity Date**" in Section 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

> ""**Maturity Date**" means, with respect to any Lender, September 30, 2009 (or such later date as may apply pursuant to the extension provisions in Section 3.13);".

2.2 Amendments to Drawdown Provisions

Subsection 3.4(d) of the Credit Agreement is hereby amended by deleting the reference to "$5,000,000" and replacing same with "$2,500,000".

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties

The Borrower hereby represents and warrants to the Agent and the Lenders as follows:

(a) the Borrower is a limited partnership, duly formed and validly existing under the laws of its jurisdiction of its formation;

(b) the execution, delivery and performance by the Borrower of this Agreement will not:

(i) violate any provisions of any applicable law or its constating or governing documents, or any agreement, deed, undertaking or instrument or by which it or its assets are bound except to the extent that any such violation does not have a Material Adverse Effect; or

(ii) require any Governmental Approval;

(c) this Agreement, and the Credit Agreement as amended by this Agreement, constitute legal, valid and binding obligations of the Borrower and are enforceable against the Borrower in accordance with their respective terms subject to the exceptions referred to in the opinion of counsel to the Borrower delivered on the Closing Date in connection with the Credit Agreement; and

(d) no Default or Event of Default has occurred and is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or Lenders' counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

ARTICLE 4
MISCELLANEOUS

4.1 Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Loan Documents are hereby ratified and confirmed as being in full force and effect.

4.2 Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Loan Documents, constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Loan Documents.

4.3 Further Assurances

Each of the Borrower, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

4.4 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

4.5 Time of the Essence

Time shall be of the essence of this Agreement.

4.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Borrower:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1
by its General Partner
ALTAGAS GENERAL PARTNER INC.

Per: 
Authorized Signatory

Per: 
Authorized Signatory

Lenders:

ROYAL BANK OF CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

4.5 Time of the Essence

Time shall be of the essence of this Agreement.

4.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Borrower:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1
by its General Partner
ALTAGAS GENERAL PARTNER INC.

Per: ______________________________
Authorized Signatory

Per: ______________________________
Authorized Signatory

Lenders:

ROYAL BANK OF CANADA, as Lender

Per: 
Name: TOM J. OBERAIGNER
Title: ATTORNEY-IN-FACT

Per: ______________________________
Name:
Title:

SEC File # 82-34911

CANADIAN IMPERIAL BANK OF COMMERCE

Per: [signature]
Name: IAN MACINNES
Title: Director & Team Leader

Per: [signature]
Name: COLIN CLAHANE
Title: Associate

BANK OF MONTREAL

Per: ____________________
Name:
Title:

THE BANK OF NOVA SCOTIA

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

ALBERTA TREASURY BRANCHES

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BANK OF MONTREAL

Per: ______________________________
Name: R.P. Heinrichs
Title: Vice-President

THE BANK OF NOVA SCOTIA

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ALBERTA TREASURY BRANCHES

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BANK OF MONTREAL

Per: ______________________________
Name:
Title:

THE BANK OF NOVA SCOTIA



Per: ______________________________
Name: MATTHEW VAN REMMEN
Title: DIRECTOR



Per: ______________________________
Name: Angela Becker
Title: Associate

ALBERTA TREASURY BRANCHES

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

SEC File # 82-34911

CANADIAN IMPERIAL BANK OF COMMERCE

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BANK OF MONTREAL

Per: ______________________________
Name:
Title:

THE BANK OF NOVA SCOTIA

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ALBERTA TREASURY BRANCHES

Per: ______________________________
Name: D. A. (Dwayne) Hoopfer
Title: Senior Relationship Manager

Per: ______________________________
Name: Adrian van Sluys
Title: Account Manager

NATIONAL BANK OF CANADA



Per:
Name:
Title: Doug Ruzicki
Senior Manager, Corporate Banking



Per:
Name:
Title: Anne Collins
Manager, Corporate Banking

Agent:

ROYAL BANK OF CANADA, as Agent

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

Agent:

ROYAL BANK OF CANADA, as Agent

Per: 
Name: David Wheatley
Title: Manager, Agency

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance :	54,659,711	As at :	03/01/2007
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0		
DRIP Plan #1 - Trust Units	161,973		
DRIP Plan #2 - Exchangeable LP Units	9,064		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	54,830,748		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **968,550** As at : 03/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/22/2007	N			500	

Filer's comment

Remainder of options cancelled due to employee departure 30 days previous - these options were at a strike price of $29.15 and were granted on December 19, 2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/23/2007	N	177,500			

Filer's comment

Options granted to various employees at a strike price of $25.54 expiring March 23, 2017

		Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		177,500	0	500	0

Stock Options Outstanding Closing Balance: **1,145,550** As at : 03/31/2007

DRIP Plan #1 - Trust Units

Opening Reserve **3,501,683** As at : 03/01/2007

Effective Date	Securities Listed	Securities Issued
03/15/2007		161,973
Totals	0	161,973

Closing Reserve: **3,339,710** As at : 03/31/2007

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **749,451** As at : 03/01/2007

Effective Date	Securities Listed	Securities Issued
03/15/2007		9,064
Totals	0	9,064

Closing Reserve: **740,387** As at : 03/31/2007

SEC File # 82-34911

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	04/04/2007

SEC File # 82-34911

CERTIFICATE OF COMPLIANCE

TO: The Securities Commission or other Securities Regulatory Authority in each of the Provinces of Canada

RE: Annual Undertaking Pursuant to National Policy 41-102 "Income Trusts and Other Indirect Offerings" to be filed Concurrently with the Annual Financial Statements

AltaGas Ltd. ("**AltaGas**"), in its capacity as the administrator of AltaGas Income Trust (the "**Trust**"), hereby certifies for and on behalf of the Trust that the Trust has complied with the undertaking dated June 3, 2004, given by the Trust in relation to the offering of trust units by way of a short form prospectus of the Trust dated June 3, 2004.

DATED March 20, 2007.

ALTAGAS INCOME TRUST, by its administrator, ALTAGAS LTD.

By: *"David W. Cornhill"*

David W. Cornhill
Chief Executive officer and Chairman

346069 v1

Form 52-109F1 - Certification of Annual Filings

I, David W. Cornhill, Chairman, President and Chief Executive Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 20, 2007

"Signed"

David W. Cornhill,
Chairman, President and
Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

I, Richard M. Alexander, Executive Vice President, Chief Operating Officer and Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 20, 2007

"Signed"

Richard M. Alexander,
Executive Vice President, Chief Operating
Officer and Chief Financial Officer

SEC File # 82-34911

AltaGas

ALTAGAS INCOME TRUST

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON APRIL 26, 2007

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units ("**Trust Units**") of AltaGas Income Trust (the "**Trust**") will be held at Bankers Hall Auditorium, Lower Level A/P3, 315 - 8th Avenue S.W., Calgary, Alberta, on Thursday, April 26, 2007, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive the annual report of the directors of AltaGas General Partner Inc. (the "**General Partner**"), on behalf of the Trust, to the Unitholders and the consolidated financial statements of the Trust for the year ended December 31, 2006 and the auditors' report thereon;
2. to consider the nominees standing for election as directors of the General Partner and to direct Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of the directors of the General Partner;
3. to appoint Ernst & Young LLP as auditors of the Trust and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity;
4. to re-appoint Computershare Trust Company of Canada as Trustee of the Trust for a further three-year term;
5. to consider and if thought fit, to pass an ordinary resolution in the form set forth in Schedule B to the management information circular of the Trust dated March 1, 2007 (the "Management Information Circular"), approving certain amendments to the Trust's Trust Unit option plan to permit amendments without Unitholder approval in certain circumstances; and
6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Information relating to the matters to be brought before the Meeting is set forth in the Management Information Circular dated March 1, 2007 which accompanies this notice and which is expressly made a part of this notice.

DATED at Calgary, Alberta, as of the 1st day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF ALTAGAS GENERAL PARTNER INC., for and on behalf of ALTAGAS INCOME TRUST

"David W. Cornhill"
David W. Cornhill
Chairman, President and Chief Executive Officer

Unitholders of record at the close of business on March 1, 2007 (the "Record Date"), will receive notice of, and be entitled to attend and vote at, the Meeting. No Unitholder who becomes a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting.

A Unitholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to



SEC File # 82-34911

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on April 26, 2007

This Instrument of Proxy is solicited on behalf of Computershare Trust Company of Canada in its capacity as trustee of AltaGas Income Trust (the "Trustee") by AltaGas General Partner Inc.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

Fold

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 p.m., Calgary time, on April 24, 2007.

SEC File # 82-34911

Computershare

Computershare Trust Company of Canada
530 - 8th Ave SW, Suite 600
Calgary, Alberta
T2P 3S8
Telephone: (403) 267-6800
Facsimile: (403) 267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

LETTER OF CONFIRMATION

March 26, 2007

To: Stephanie Labowka-Poulin

Dear Sirs:

Subject: AltaGas Income Trust

We confirm that the following materials were sent by mail on March 26, 2007, to the registered holders of Trust Units and Limited Partnership #1 B Units of AltaGas Income Trust:

1. Combined Notice/ Circular
2. Proxy
3. Return Envelope
4. Annual Report
5. Letter

We are providing this confirmation to you in our capacity as agent for the Trust.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)



Serena Fischer
Assistant Trust Officer – Corporate Trust Department
Ph: (403) 267-6387
Fax: (403) 267-6598
Email: serena.fischer@computershare.com

RECEIVED

2007 MAY 22 P 2:03

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC File # 82-34911

12-31-06
AR/S

ALTAGAS INCOME TRUST

Annual Information Form

For the year ended December 31, 2006

Dated: March 20, 2007



Well connected

TABLE OF CONTENTS

All dollar amounts in this Annual Information Form are in Canadian dollars unless otherwise stated.

FORWARD-LOOKING INFORMATION

This Annual Information Form, including the documents incorporated by reference, contains forward-looking statements. When used in this Annual Information Form, including the documents incorporated by reference, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this Annual Information Form and the documents incorporated by reference contain forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, and general economic conditions and the other factors discussed under the heading “Risk Factors” in this Annual Information Form. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this Annual Information Form, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Annual Information Form as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this Annual Information Form, should not be unduly relied upon. Such statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference are expressly qualified by this cautionary statement.

GLOSSARY

In this Annual Information Form, unless the context otherwise requires, the following terms have the indicated meanings. A reference to an agreement means the agreement as amended, supplemented or restated from time to time.

"Administration Agreement" means the administration agreement dated May 1, 2004 among the Trust, the General Partner, AltaGas Ltd. as administrator, Holding Trust, AltaGas LP #1 and AltaGas LP #2 as described under "Management of the Trust – Administration Agreement";

"AESO" means Alberta Electric System Operator;

"Aeolis" means Aeolis Wind Power Corporation;

"AltaGas" means AltaGas Ltd., AltaGas Limited Partnership and the other operating affiliates of the Trust;

"AltaGas LP #1" means AltaGas Holding Limited Partnership No. 1;

"AltaGas LP #1 B units" means Class B limited partnership units of AltaGas LP #1;

"AltaGas LP #2" means AltaGas Holding Limited Partnership No. 2;

"AltaGas LP #2 B units" means Class B limited partnership units of AltaGas LP #2;

"AltaGas Services" or **"ASI"** means AltaGas Services Inc., a predecessor by amalgamation to AltaGas Ltd.;

"Arrangement" means the arrangement, under the provisions of section 192 of the CBCA, involving, among others, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2, pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

"ASTC Partnership" or **"ASTC"** means ASTC Power Partnership;

"Balancing Pool" means the governmental agency established to manage unsold PPAs from the original PPA auction, and which serves as a liability backstop for all PPAs;

"Bankruptcy Act" means the Bankruptcy and Insolvency Act (Canada);

"Bbls" means stock tank barrels of ethane and NGLs, expressed in standard 42 U.S. gallon barrels or 34.972 imperial gallon barrels; "MBbls" means 1,000 Bbls; "Bbls/d" means Bbls per day;

"Bcf" means 1,000,000 Mcf of natural gas; "Bcf/d" means 1,000,000 Mcf of natural gas per day;

"Board of Directors" means the board of directors of the General Partner, as from time to time constituted;

"BPA" means the Balancing Pool Administrator;

"Cash Flow of the Trust" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Trust units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less the sum of (iii) all amounts which relate to the redemption of Trust units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C 44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"Closing Market Price" means: (i) an amount equal to the closing price of the Trust units if there was a trade on the date on which Trust units were tendered for redemption and the exchange or market provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of the Trust units on the date on which the Trust units were tendered for redemption if there was trading and the exchange or other market provides only the highest and lowest prices of Trust units traded on a particular day; or (iii) the average of the last bid and last ask prices if there was no trading on the date;

"Committee" means the Audit Committee of the Board of Directors;

"**Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

"**DBRS**" means Dominion Bond Rating Service;

"**Delegation Agreement**" means the delegation agreement dated May 1, 2004 among the Trust, the General Partner and the Trustee described under "Management of the Trust – Delegation Agreement";

"**Distribution Period**" means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"**ECNG Energy**" means ECNG Energy L.P.;

"**EEEP**" means the Edmonton Ethane Extraction Plant;

"**EUB**" means the Alberta Energy and Utilities Board;

"**Exchangeable units**" means AltaGas LP #1 B units and AltaGas LP #2 B units, if any;

"**Exempt Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;

"**General Partner**" means AltaGas General Partner Inc., a direct wholly owned subsidiary of the Trust and the general partner of AltaGas LP #1, AltaGas LP #2, AltaGas Limited Partnership, PremStar and ECNG;

"**GJ**" means gigajoule or 1,000,000,000 joules; "GJ/d" means GJ per day;

"**GreenWing**" means GreenWing Energy Management Ltd.;

"**GWh**" means gigawatt-hour or 1,000,000,000 watt-hours; the watt-hour is equal to one watt of power flowing steadily for one hour;

"**Holding Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the Trust, as settlor, and the Holding Trust Trustee, pursuant to which Holding Trust was created, as from time to time amended, supplemented or restated;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust, all of the beneficial interests of which are owned by the Trust;

"**Holding Trust Note Indenture**" means the agreement dated as of March 26, 2004 between Holding Trust and Computershare Trust Company of Canada, as note trustee, pursuant to which Holding Trust Notes have been, and may in the future be, issued by Holding Trust, as from time to time amended, supplemented or restated;

"**Holding Trust Notes**" means the unsecured subordinated notes issued pursuant to the Holding Trust Note Indenture and described in greater detail under "Holding Trust – Holding Trust Notes";

"**Holding Trust Trustee**" means AltaGas Holding Trust Corp., as initial trustee of Holding Trust;

"**iQ2**" means iQ2 Power Corp.;

"**km**" means kilometre;

"**m^3**" means a cubic metre of natural gas at standard conditions of measurement;

"**Market Price**" means an amount equal to the simple average of the closing price of the Trust units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for that trading day if there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days before the applicable date, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the bid and ask prices for each day on which there was no trading; the weighted average trading price of the Trust units for each day that there was trading if the exchange or market provides a weighted average trading price; and the average of the highest and lowest prices of the Trust units for each day that there was trading, if the market provides only the highest and lowest prices of Trust units traded on a particular day;

"Mcf" means a thousand cubic feet of natural gas at standard imperial conditions of measurement; "Mcf/d" means Mcf per day; "Mmcf" means a million cubic feet of natural gas at standard conditions of measurement; "Mmcf/d" means Mmcf per day;

"Mm" means millions;

"MW" means megawatt; one MW is 1,000,000 watts; the watt is the basic electrical unit of power;

"MWh" means megawatt-hour or 1,000,000 watt-hours; the watt-hour is equal to one watt of power flowing steadily for one hour;

"NGL" or **"NGLs"** means natural gas liquids, which includes primarily propane, butane and pentanes plus;

"Plan" means the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan of the Trust;

"Pool" means the Alberta Power Pool;

"PPA" means power purchase arrangement;

"PremStar" means PremStar Energy Canada Limited Partnership;

"RAPP" means the rolling 30-day average Pool price of electricity in Alberta;

"S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc.;

"Special Voting Unit" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights attached to one Trust unit) equal to the number of outstanding Exchangeable units held, other than by the Trust and its affiliates;

"Tax Act" means the Income Tax Act (Canada), including the regulations thereunder as amended from time to time;

"Taylor" means Taylor NGL Limited Partnership, a limited partnership created pursuant to the laws of Alberta;

"Tcf" means 1,000,000,000 Mcf;

"TransAlta" means TransAlta Corporation;

"TransCanada" means TransCanada Energy Ltd.;

"Trust" means AltaGas Income Trust and, where appropriate, includes its affiliates;

"Trust units" means trust units of the Trust;

"Trust options" means options to acquire Trust units granted pursuant to AltaGas' trust unit option plan;

"Trustee" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"TSX" means the Toronto Stock Exchange;

"Unanimous Shareholder Agreement" means the agreement entered into on May 1, 2004 among the General Partner, AltaGas LP #1, AltaGas LP #2 and AltaGas Ltd. pursuant to which AltaGas Ltd. granted to the General Partner the powers of the directors of AltaGas Ltd. to manage, or supervise the management of, the business and affairs of AltaGas Ltd., as from time to time amended, supplemented or restated as described under "Management of the Trust – Unanimous Shareholders Agreement";

"Unit" or **"units"** means Trust units and Exchangeable units;

"unitholders" means the holders of Trust units and Exchangeable units;

"Utility Group" means AltaGas Utility Group Inc.;

"Voting and Exchange Trust Agreement" means the agreement dated May 1, 2004 among the Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated;

"Voting and Exchange Trustee" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement; and

"WCSB" means Western Canada Sedimentary Basin.

METRIC CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply by
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	Bbls	6.290
tonnes	long tons	0.984
feet	metres	0.305

To Convert From	To	Multiply By
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoule	Mcf	0.9482

ALTAGAS INCOME TRUST

AltaGas Income Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. See "Declaration of Trust and Description of Units". The Trust indirectly holds all of the assets, liabilities and businesses formerly owned by AltaGas Services. AltaGas Services was incorporated on August 30, 1993 under the CBCA as 2950341 Canada Ltd. and commenced operations on April 1, 1994. Effective May 1, 2004 the business of AltaGas Services was reorganized pursuant to the Arrangement and holders of common shares of AltaGas Services received Trust units and/or Exchangeable units in exchange for their common shares. AltaGas Services became an indirect subsidiary of the Trust and was amalgamated to form AltaGas Ltd.

The operational and financial results presented in this Annual Information Form report on a continuity-of-interest accounting basis which recognizes the Trust as the successor to AltaGas Services.

The Trust was established principally for the purposes of acquiring or investing in the securities of entities involved in the business of, or the ownership, lease or operation of assets or property in connection with gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, natural gas liquids or other related products, power or other forms of energy and related businesses and such other investments as the Trustee may determine. See "Description of the Trust".

At December 31, 2006 the Trust had 54,313,552 outstanding Trust units and 2,088,814 outstanding Exchangeable units consisting entirely of AltaGas LP #1 B units. The Trust units are listed on the TSX under the trading symbol ALA.UN. The Exchangeable units are not listed for trading on an exchange.

Holders of Trust units are the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the trustee of the Trust.

The Trust's fiscal year-end is December 31 and references in this Annual Information Form to particular years mean the Trust's fiscal years unless otherwise indicated.

The head and principal office of the Trust is located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1.

TRUST STRUCTURE

The Trust and certain of its affiliates are shown in the following chart. Excluded from the chart are certain of the Trust's affiliates whose total assets individually did not constitute more than 10 percent of the consolidated assets of the Trust at December 31, 2006 and whose total revenue individually did not exceed 10 percent of the Trust's consolidated revenue at the year ended December 31, 2006. These excluded affiliates, in the aggregate, represented less than 20 percent of the consolidated assets of the Trust as at December 31, 2006 and less than 20 percent of the consolidated revenue of the Trust for the year ended December 31, 2006.


Public Unitholders
Trust Units
AltaGas Income Trust
Units (100%) and Holding Trust Notes
Common Shares (100%)
Class B Units (100%)
AltaGas Holding Trust
Class A Units (100%)
AltaGas General Partner Inc.
AltaGas Holding Limited Partnership No. 1
0.01%
Class A Units (100%)
AltaGas Holding Limited Partnership No. 2
99.99%
AltaGas Limited Partnership
Common Shares (100%) and Debt
0.01%
0.01%
99.99%
99.99%
AltaGas Ltd.
PremStar Energy Canada Limited Partnership
ECNG Energy L.P.
100%
99.99%
AltaGas Holdings Inc.
0.01%
AltaGas Operating Partnership
0.15%
99.85%
22.59%
AltaGas Power Holdings Partnership
77.36%
AltaGas Pipeline Partnership
0.05%
50%
ASTC Power Partnership

(1) The Exchangeable units are exchangeable for Trust units at the option of the holder on a one-for-one basis, are entitled to vote with unitholders and are entitled to the same cash payments per Exchangeable unit as the cash distributions made on a Trust unit. See "Declaration of Trust and Description of Units".

(2) Substantially all of the operating assets formerly owned by AltaGas Services and its subsidiaries were contributed to, and certain obligations of AltaGas Services and its subsidiaries were assumed by, AltaGas Operating Partnership on May 1, 2004.

(3) The Trust, Holding Trust and each of the partnerships are established under the laws of Alberta. Each of General Partner, AltaGas Ltd. and AltaGas Holdings Inc. is a corporation incorporated or formed by amalgamation under the CBCA

OBJECTIVE OF THE TRUST

The objective of the Trust is to grow and operate its businesses, indirectly through its operating affiliates, in a manner that builds long-term value and delivers stable results. In order to achieve its objective the Trust, through its operating affiliates, plans to:

- Grow its energy infrastructure and services businesses through expansions and acquisitions in Canada and the northern United States;
- Operate new and existing assets to provide stable and predictable cash flow;
- Focus on energy businesses along the value chain that are diversified in terms of their revenue source, contractual terms, exposure to industry cycles and geographic location;
- Build on the current mix of energy assets and services with a continued focus on predictable, long-term cash flow horizons using cost-of-service, fixed-fee, and margin-based contract terms and with minimal or managed exposure to commodity prices; and
- Continue to evaluate opportunities and expand its integrated businesses in a manner that is accretive to unit value, ensuring concentrations of risk are minimized.

The Trust strives to provide unitholders with stable and growing cash distributions. The Trust employs a strategy to provide unitholders with a competitive annual cash-on-cash yield by making monthly cash distributions that are supported by a sound financial strategy and strong business performance.

BUSINESS STRATEGY

AltaGas uses its energy infrastructure and in-depth market knowledge to move energy from its source to end-users. AltaGas' objective is to grow its asset base, increase operating efficiency and utilization of its energy infrastructure and link the components of its integrated energy business to increase unitholder value.

Energy Value Chain Integration

Energy value chain integration is the integration of the natural gas, electric power and petroleum markets and industries. The natural gas and electricity industries are interdependent as a result of natural gas and power deregulation, the growing use of natural gas for power generation and ongoing fluctuations in energy pricing.

AltaGas owns and operates energy infrastructure in both the natural gas and power sectors and has in-depth knowledge and expertise in the natural gas and power markets where it operates. AltaGas employs its assets and expertise to capture value effectively and efficiently, linking the assets, the gas and power interdependencies, and the arbitrage opportunities across these commodities and services to enhance value for its customers and unitholders.

AltaGas:

- Owns, develops and operates natural gas and NGL gathering and processing facilities;
- Owns and operates NGL extraction plants;
- Owns and operates natural gas and condensate transmission pipelines;
- Controls 353 MW of coal-fired power generation through ownership of certain PPAs and 25 MW of gas-fired peaking capacity, both of which provide power to the Alberta market;
- Serves energy producers in western Canada and consumers on a national basis with multi-energy services, including energy procurement and supply management; and
- Plans to develop renewable energy power projects in Canada and the northern United States through development and financial partnerships.


Field Gathering and Processing
Extraction and Transmission
Power Generation
Energy Services

REPORTING SEGMENTS

At December 31, 2006 the Trust reported consolidated financial and operating results on the basis of five segments:

- Field Gathering and Processing, which includes natural gas gathering pipelines and processing facilities.
  - Gathering systems move natural gas from producing wells to processing facilities
  - Processing facilities remove impurities and certain hydrocarbon components from natural gas, in addition to compressing the gas to meet downstream pipelines' operating specifications for transportation;
- Extraction and Transmission, which includes ethane and NGL extraction plants and natural gas and condensate transmission pipelines.
  - Extraction plants straddle major transmission pipelines and reprocess the natural gas to extract and recover ethane and NGLs
  - Transmission pipelines deliver natural gas and condensate to distribution systems, end-users or other downstream pipelines;
- Power Generation, which consists of 353 MW of coal-fired generation under power purchase arrangements, 25 MW of gas-fired power output under a lease arrangement and interests in two partnerships to develop wind power;
- Energy Services, which includes energy management services, gas services, and oil and natural gas production.
  - Energy management provides energy (gas and electricity) consulting and supply management services to industrial, agricultural, commercial and institutional energy end-users
  - The gas services business buys and resells power and gas supply, gas transportation and storage, and markets gas for producers
  - AltaGas holds a small portfolio of oil and natural gas producing assets with output sold on the spot market; and
- Corporate, which consists of corporate assets and related revenues and expenses not directly identifiable with the operating segments.

The Natural Gas Distribution segment, which consisted of the distribution of natural gas, was spun out into a separate publicly traded company, AltaGas Utility Group Inc., on November 17, 2005. The consolidated financial and operating results for 2006 show 2005 results for this segment when it was part of AltaGas' operating business. The Trust retains a 26.7 percent equity ownership in Utility Group.

ALTAGAS' GEOGRAPHIC FOOTPRINT



BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MANITOBA
ONTARIO
QUEBEC
Current Operations
AltaGas Office



Rainbow Lake
BC
Kahntah Pipeline
Alberta
Saskatchewan
Clear Prairie
Blair Creek
Clear Hills
Pouce Coupe
Wabasca
Thornbury
Prairie River
Bear Mountain
Ante Creek
Cold Lake Pipeline
Windfall
Barrhead
Birch Wavy North
Cold Lake
Summerdale Pipeline
Edmonton
EEEP
Alder Flats
Battle Lake Pipeline
Bonnie Glen
Birch Wavy South
Joffre
Sylvan Lake
Kirkpatrick
Central Border
North Suffield Pipeline
Calgary
Empress (ATCO)
Princess
Empress (Provident)
Bantry
South Suffield Pipeline
Porcupine Hills Pipeline
South Foothills
Taber
Burdett
Shaunavon
Coaldale
Fort Macleod

Proposed wind project

Gathering and processing operating area

Extraction plant

Fractionation plant

Transmission pipeline

Power generation

Energy services office

At December 31, 2006

GENERAL DEVELOPMENT OF THE TRUST'S BUSINESS

OVERVIEW

AltaGas transports, processes, generates and sells energy to create value. AltaGas:

- Physically gathers, processes and transports natural gas;
- Extracts ethane and NGLs from natural gas and transports condensate;
- Provides energy consulting and supply management services and arranges gas and power supply for non-residential end-users; and
- Markets natural gas, NGLs and electrical power and generates power through the dispatch of gas-fired generating units.

AltaGas' mix of assets provides revenue streams with long-term cash flows and minimal or managed exposure to commodity prices. Going forward, AltaGas intends to grow each of its business segments and manage risks such as commodity prices, natural gas supply, counterparty and geographic concentration in a conservative manner.

To build long-term value, AltaGas' financial strategy is to focus on net income, as well as cash flow and return on equity. AltaGas will continue to grow its equity to maintain a strong balance sheet and support its growth strategy, which will in turn support strong and stable cash flow available for distribution to unitholders.

HISTORICAL DEVELOPMENT

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust effected on May 1, 2004. The Trust indirectly holds all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. On April 29, 2004 the securityholders of ASI voted 99.9 percent in favour of a plan of arrangement to reorganize the business of ASI into an income trust called AltaGas Income Trust. The plan of arrangement was approved by the Court of Queen's Bench of Alberta on April 30, 2004.

ASI commenced operations on April 1, 1994 with a team of 20 people with experience in the natural gas industry. The founding vision was to build a major Canadian natural gas midstream business combining a portfolio of natural gas-related services with long-life assets to grow net income. The concept of a distinct, full-service midstream business was unique in Canada at the time. ASI commenced operations with two major contracts to provide transportation, regulatory and gas management services. The revenue generated from these contracts during 1994 and 1995, together with private placement equity financings, provided the funds for ASI to establish its midstream asset base and make the transition from a consulting services company to a midstream operating company.

The nature of AltaGas' participation in the midstream industry evolved from holding primarily service contracts and non-operated investments to include fully-operated natural gas facilities of which AltaGas owns 100 percent or in which it has a controlling interest. Since 1994 AltaGas has acquired or constructed over $812 million in field gathering and processing, extraction and transmission assets. AltaGas has the ability to focus on either the acquisition or development of facilities, depending on market conditions in any given time period.

In late 2001 AltaGas entered the power business by purchasing 353 MW of power output from two coal-fired power generation units in the province of Alberta under long-term PPAs. In 2003 another PPA for an additional 100 MW of coal-fired power output was purchased under a three-year power contract with the Balancing Pool in Alberta, which terminated in March 2006. In 2004, 25 MW of gas-fired peaking capacity was acquired under a long-term capital lease arrangement.

In late 2003 and early 2004 AltaGas expanded its Field Gathering and Processing segment by acquiring interests in two natural gas processing systems for approximately $17 million. The Rainbow Lake gathering and processing system acquisition in 2003 included a 100 percent interest in a 40 Mmcf/d sour gas processing facility and 130 km of gathering lines located near the town of Rainbow Lake in northwestern Alberta. The Mica Pouce Coupe gathering and processing system acquisition in 2004 included a 40.8 percent interest in a gas processing facility with gross capacity of 43 Mmcf/d and approximately 70 km of gathering lines located along the Alberta-B.C. border.

During 2004 AltaGas invested $16.4 million in internal expansion projects in the Field Gathering and Processing segment. Strong producer drilling and well tie-in activity generated the need to expand throughput capability at AltaGas' Marten Creek, Doris, Thunder Lake, Manola and Windfall facilities and to increase the Kirkpatrick Lake processing facility capacity by 7 Mmcf/d during 2004. AltaGas also increased its ownership in the 25 Mmcf/d Namaka facility from 75 percent to 100 percent.

In late 2004 AltaGas significantly expanded its Energy Services segment into Ontario and further into B.C. with the acquisition of substantially all of the assets and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. by AltaGas affiliates PremStar Energy Canada Limited Partnership and ECNG Limited Partnership. The purchase price of $21.9 million, after closing adjustments from the effective date of April 1, 2004, was paid primarily by way of the issuance of 993,789 Trust units. The businesses of PremStar Energy Canada Ltd. and its subsidiaries were integrated with AltaGas, but the trade names PremStar and ECNG continue to be used within the Energy Services segment. As of January 1, 2007 ECNG Limited Partnership changed its name to ECNG Energy L.P., and AltaGas began providing energy management services under the brand name ECNG Energy.

On November 3, 2005 AltaGas further expanded its Energy Services segment through the acquisition of substantially all of the assets and liabilities of iQ2 Power Corp. for $3.8 million, including acquisition costs. As a result of the acquisition of this business, AltaGas purchases power and gas for resale to agricultural, industrial and commercial customers in Alberta.

On November 17, 2005 AltaGas completed the spin-out of its Natural Gas Distribution segment into a separate, publicly traded company, AltaGas Utility Group Inc. The common shares of Utility Group commenced trading on the TSX at market opening November 17, 2005 under the symbol AUI. The Trust holds 2,184,010 common shares, or 26.7 percent of Utility Group's total issued and outstanding common shares.

In 2005 AltaGas invested $50.8 million in growth capital in the Field Gathering and Processing segment to add new and expand existing infrastructure in order to meet growing producer demand in AltaGas' operating areas. This investment included a 14 Mmcf/d expansion at Windfall and a 31 Mmcf/d expansion at Marten Creek, as well as the acquisition of the 24 Mmcf/d Blair Creek gas processing plant in late 2005. The disposal of some of the assets from the Winefred facility in the first quarter of 2005 resulted in proceeds of approximately $3.9 million.

In 2006 AltaGas invested $53.3 million in growth capital in the Field Gathering and Processing segment. The 20 Mmcf/d Princess sour gas plant went into service in 2006. Effective July 1, 2006 AltaGas' interest in the Pouce Coupe plant increased to 76.75 percent from 40.78 percent. The acquisition of the new 10 Mmcf/d Clear Hills sour gas plant on September 25, 2006 increased AltaGas' processing capability in a highly prospective area that is already served by the 15 Mmcf/d Clear Prairie plant that was constructed in 2005 and went into service in 2006. Additionally, the expansion of the Prairie River gas facility in August increased throughput capability at that plant by up to 10 Mmcf/d.

In 2006 AltaGas announced strategic partnerships with Aeolis and GreenWing for the purpose of developing renewable power projects. These partnerships are part of AltaGas' strategy to develop renewable power. In July 2006 AltaGas and Aeolis announced that the Bear Mountain Wind Park had been selected as a successful bidder in the BC Hydro Fiscal 2006 Open Call for Power.

OPPORTUNITIES

AltaGas is continually evaluating growth opportunities along the energy value chain. AltaGas' management believes that North America's natural gas producing regions will continue to require significant investment in drilling and field development to support the levels of production needed to meet long-term demand for natural gas as consuming markets continue to compete for supply. AltaGas expects that natural gas prices will remain relatively strong for the next decade, which will support activity required to increase production in the WCSB. North American power demand has also grown steadily for many decades and AltaGas expects power demand to continue to grow in the future. Management believes that power prices, over the long term, will support the construction of new generation to meet new demand and replace retired assets.

AltaGas will pursue energy opportunities that offer strong financial returns and growth potential. In the last two years AltaGas has captured several opportunities to expand its integrated energy business and has added $167 million to invested capital, including growth, maintenance and administrative capital.

Additions to Invested Capital ($ millions)[1]	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution[2]	Corporate	Total
Year ended December 31, 2005	53.4	1.6	-	5.6	11.2	18.4	90.2
Total segment assets at December 31, 2005	532.1	211.1	156.1	120.1	-	48.9	1,068.3

Additions to Invested Capital ($ millions)[1]	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Year ended December 31, 2006	58.5	4.3	4.3	0.8	3.6	71.5
Total segment assets at December 31, 2006	573.7	143.0	130.1	219.2	43.5	1,109.6

(1) Additions to invested capital include growth, maintenance and administrative capital, and are not net of disposals.

(2) The Natural Gas Distribution segment was spun out on November 17, 2005.

Opportunities – Field Gathering and Processing

AltaGas' Field Gathering and Processing segment is well positioned to take advantage of the existing and future gathering and processing needs of its customers. In addition to its network of approximately 6,000 km of gathering lines, substantial processing capacity, expansion potential and access to downstream transportation pipelines that offer customers diverse marketing opportunities, approximately 80 percent of the segment's compression units are skid-mounted. This allows AltaGas to move units quickly and cost-effectively to respond to the changing processing needs of its customers.

Existing field gathering and processing areas are generally surrounded by adjoining or overlapping gathering and processing systems. As AltaGas has grown, opportunities to expand by tying in new wells and building or purchasing adjoining facilities and systems have increased. New area development comes in large part from the drilling programs of AltaGas' existing and expanding customer base. At present, the majority of gathering and processing infrastructure in western Canada is still owned by oil and natural gas producers. AltaGas believes that its strong operational skills and extensive market penetration create opportunities to work with exploration and production companies to provide field gathering and processing services, in turn enabling producers to focus on exploration and production activities.

AltaGas maintains a conservative risk profile in part by focusing on acquisitions that create value for unitholders and refraining from transactions that it believes are overpriced and unlikely to be accretive to net income in the long term. Over the past few years, the midstream industry has experienced acquisition activity at prices with high earning multiples for field gathering and processing assets. This has led AltaGas to focus primarily on building new facilities and expanding existing infrastructure, rather than on acquisitions. However, as a result of the softening of gas prices in 2006 and the slowdown in drilling that began in the second half of 2006, the opportunity may arise to acquire additional existing facilities as producers focus on drilling rather than on non-core activities, such as processing. AltaGas expects to continue capitalizing on its ongoing relationships with producers in the WCSB.

Opportunities – Extraction and Transmission

Extraction growth opportunities may arise from: plant modifications to increase product recoveries at facilities in which AltaGas already has ownership interests; increasing interests in existing extraction plants; the construction of new facilities; and increased throughput due to additional extraction agreements. Extraction plant opportunities typically reflect lower-risk, long-term, cost-of-service ethane processing arrangements contracted with Alberta ethylene producers; lower-risk, long-term NGL fixed-processing-fee arrangements; and a small percentage of short-term sales of NGLs based on an Edmonton or U.S. index.

Transmission pipeline opportunities arise from the ability to use existing facilities to capture additional market share by constructing or acquiring transmission pipelines, often combined with AltaGas' gathering and processing, natural gas marketing and transportation services. In previously unserved areas, AltaGas works with customers to develop transmission solutions. In capturing opportunities, AltaGas focuses on long-term cost-of-service type contractual arrangements. AltaGas' natural gas transmission services enable current and potential shippers to focus on their exploration and development activities.

Opportunities – Power Generation

Power Generation development and ownership opportunities are likely to arise as a function of the growing North American demand for cleaner energy sources such as natural gas, hydro and wind. The decommissioning of thermal plants in Ontario, and beginning in 2010 in Alberta, may present additional growth opportunities through the development and ownership of new capacity. In addition, the sale of contractual rights to existing generation capacity by provincial systems operators may provide further growth prospects. Energy demand continues to grow in Alberta and natural gas prices are expected to remain strong over the longer term, which is expected to support power prices. This could increase the profitability of AltaGas' base-load, coal-fired PPAs while allowing it to earn higher revenue from the sale of ancillary services from its coal and gas-fired capacity. The expectation of continued strong power prices is further supported by the tightening of the electricity reserve margin in Alberta as transmission constraints are dampening the construction starts of new generation facilities.

Opportunities – Energy Services

In the Energy Services segment, AltaGas expects continued organic growth through the addition of energy management customers as well as through expansion of services to existing customers by managing both gas and electricity supply nationwide. Customer demand for energy management and advisory services continues to grow as a result of energy price volatility. AltaGas continues to capitalize on the interconnection across segments including using the marketing and contracting expertise of the gas services group to generate earnings from AltaGas' assets. This intersegment potential includes increasing services on AltaGas transmission assets as well as identifying and capitalizing on market opportunities in collaboration with other operating segments.

BUSINESS OF THE TRUST

The Trust has grown its net revenue from $6.0 million in 1995, the first full year of operation, to $318.9 million for the 12-month period ended December 31, 2006.

Net Revenue by Segment for 2005 (1)



Natural Gas Distribution (4) 10%
Corporate 4%
Energy Services (2) 8%
Power Generation 19%
Extraction and Transmission 19%
Field Gathering and Processing (3) 40%

Net Revenue by Segment for 2006 (1)



Energy Services (2) 8%
Corporate 1%
Power Generation 31%
Extraction and Transmission 20%
Field Gathering and Processing (3) 40%

(1) Net revenue is gross revenue less the costs to purchase natural gas for resale and shrinkage, and cost of power purchased under the PPAs.
(2) Includes oil and natural gas production.
(3) Field Gathering and Processing includes AltaGas' investments in AltaGas Energy Solutions Inc. and the Ikhil Gas Project.
(4) The Natural Gas Distribution segment was spun out on November 17, 2005.

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing segment contributed net revenue of $129.7 million for the year ended December 31, 2006, representing approximately 40 percent of the Trust's total net revenue before intersegment eliminations. AltaGas had interests in 74 gathering and processing facilities in 29 operating areas located in western Canada and the Northwest Territories and approximately 6,000 km of gathering lines upstream of processing facilities that ultimately deliver sales gas into downstream pipeline systems that feed North American markets. AltaGas operated 71 of these processing facilities, and has a total gross processing capacity of 1.0 Bcf/d, including 252 Mmcf/d of sour gas capacity.

Field Gathering and Processing - Business Strategy

Field gathering and processing facilities are critical to the delivery of natural gas from the wellhead to the end-use market. AltaGas has grown its Field Gathering and Processing business based on an acquisition and development strategy unique in the Canadian natural gas market. AltaGas' strategy is to:

- Expand its reach into British Columbia and northern Alberta where there is strong producer activity, less existing infrastructure and where existing producer processing facilities are fully utilized;
- Maintain flexibility by investing in moveable assets that can be easily and quickly redeployed to new locations, improving operational flexibility and profitability, and responding quickly to producer requirements;
- Offer customers diverse marketing opportunities by providing access to one or more downstream natural gas transportation pipelines;
- Acquire and maintain large working interests in assets to control operations, increase efficiency and maintain or enhance operational excellence and reduce operating costs;
- Reduce overall business risk through geographic and customer diversity and contracting provisions, such as minimum volume commitments, to underpin expended capital;
- Acquire underutilized assets that offer upside through increased throughput;
- Build new facilities in response to producer demand in new exploration areas; and
- Construct or acquire and connect complementary facilities to create large facility complexes.

AltaGas seeks to increase the utilization of its facilities by:

- Increasing throughput by working closely with producers who are developing new and existing natural gas fields;
- Offering flexible contractual terms and equitable access to all producers in areas where AltaGas operates; and
- Enhancing operational efficiencies through consolidation and plant upgrades.

AltaGas complements its Field Gathering and Processing segment with investments in transmission pipelines and extraction plants and through its Energy Services business. AltaGas enhances the value of its gathering and processing infrastructure by providing a suite of integrated services such as natural gas transmission, NGL extraction and natural gas and NGL marketing to its customers.

Field Gathering and Processing – Typical Field Gas Processing Plant


Refrigeration
Processed
Natural Gas
(to downstream
pipelines)
Sweet
Gas
Compression
Dehydration
Inlet Separation
Sweet
Gas
Compression
Sweetening
Sour
Gas
Inlet Separation
Acid
(for disposal)
NGL
(trucked to
fractionators)

Raw natural gas produced at the wellhead is a mixture of methane and other hydrocarbon components and impurities, including water vapour, carbon dioxide and hydrogen sulphide. Raw gas with amounts of hydrogen sulphide in excess of downstream pipeline specifications is considered sour. All other gas is considered sweet. Sour gas goes through more extensive processing – known as sweetening – in order to remove the hydrogen sulphide and ensure that the gas meets pipeline specifications. All natural gas must be processed through a natural gas plant to remove impurities and the various hydrocarbon components before the natural gas is delivered via downstream pipelines for ultimate sale and consumption. The amount and complexity of processing required before the raw gas is of saleable quality is a function of the quantity of NGLs and impurities present in the raw gas stream.

The raw natural gas is first gathered from the wellhead through natural gas gathering systems, and then delivered to and processed through a natural gas processing plant. The design of a natural gas processing plant is determined by the composition of the raw gas that it is intended to process. Natural gas that contains minimal or no amounts of NGLs or other elements will bypass certain processes within a typical natural gas plant configuration.

Raw natural gas entering the natural gas plant is subject to inlet separation where free water and any free NGLs are separated from the natural gas stream. If the natural gas is sour, it is sweetened by the removal of hydrogen sulphide. The natural gas is then usually dehydrated to remove any remaining water. If significant NGLs are still present in the sweet gas they are removed to meet downstream pipeline specifications. NGLs generally have greater value if extracted in liquid form and additional NGL recovery beyond downstream pipeline specifications may be carried out in order to capture the value of the NGLs. This additional recovery process can be done at field gas plants or at large-scale extraction plants. See "Extraction". AltaGas has NGL extraction capability at 29 of its natural gas field processing facilities.

The remaining processed gas exiting the natural gas plant is delivered to the downstream transportation pipeline for eventual distribution to end-use markets. NGLs must be further processed (fractionated) into their individual components: propane, butane and pentanes-plus. The NGLs may be fractionated on site, as is the case at AltaGas' Bantry plant, or trucked or pipelined to fractionation facilities.

Field Gathering and Processing - Facilities

AltaGas' Field Gathering and Processing segment generates revenue from fees for volumes of natural gas processed at a processing facility or gathered through a gathering system.

AltaGas strives for continued improvement, operational excellence, and maximum utilization of all facilities over which it has operational control and to consistently exceed WCSB average utilization rates. Volume additions at facilities, which come from new well tie-ins and from reactivations, recompletions and well optimizations performed by producers, are offset by natural production declines. The focus on skid-mounted facilities allows AltaGas to redeploy these assets in response to producer processing requirements, thereby increasing processing volumes, profitability and utilization.

Field Gathering and Processing Facility Capacity and Throughput

	2006	2005	2004
Capacity (gross Mmcf/d)[1][3]	1,021	962	913
Capacity growth year-over-year (%)	6	5	6
Throughput (gross Mmcf/d)[2][3]	549	573	558
Throughput (gross annual Mmcf/d)[3]	555	563	560
Capacity utilization (%)[2]	54	60	61

(1) As at December 31.
(2) Fourth quarter average.
(3) Gross numbers are before and are not adjusted to reflect AltaGas' working interest.

Natural gas demand resulted in an estimated 15,280 gas well completions and approximately 16.6 Bcf/d of marketable production in the WCSB during 2006, according to Ziff Energy Group. The Field Gathering and Processing segment continued to capitalize on the historically robust activity in the WCSB, connecting 384 wells over the year, compared to 456 new wells tied-in during 2005. High gas prices in 2005 drove a high number of coalbed methane (CBM) wells to be tied in. The softening of gas prices delayed CBM activities in the second half of 2006 in AltaGas areas such as Manola. Natural gas gathering and processing gross average throughput for the fourth quarter of 2006 decreased to 549 Mmcf/d from 573 Mmcf/d in the fourth quarter of 2005.

Average facility utilization declined to 54 percent this year from 60 percent in 2005. In 2006 AltaGas acquired and constructed assets in prospective areas. In some cases, capacity was licensed at levels higher than currently required in order to facilitate future expansion activity. In others, volumes are expected to increase as producers execute their development plans over the next year. In 2006 North American natural gas markets experienced a softening of natural gas prices. As a result, many producers have announced reduced drilling programs resulting in a decline in well tie-in activity in the latter half of the year. AltaGas expects the impact on volumes processed at its facilities to continue during this period of lower drilling and lower well tie-in activity. Despite the lower volumes expected, AltaGas expects its strategy of increasing the percentage of operating costs flowed through to producers, volumes from its new facilities and take-or-pay provisions to mitigate the impact of lower tie-ins and natural declines. Management believes that AltaGas will continue to operate at well above the average utilization rate for the industry as a whole.

Field Gathering and Processing - Significant Operating Areas

AltaGas has historically focused on owning and operating smaller, moveable natural gas processing facilities in western Canada with processing capacity of under 50 Mmcf/d, which it believes has distinguished it from most of its competitors. AltaGas' facilities are often physically linked, creating facility complexes that offer delivery options and revenue continuity in the event that one of the plants in a complex shuts down.

In 2006 AltaGas invested $53.3 million in growth capital in the Field Gathering and Processing segment (see "Historical Development"). These investments were consistent with AltaGas' philosophy of expanding and linking existing processing facilities. The completion and start-up of the 20 Mmcf/d Princess sour gas plant is an extension of the existing Bantry operating area. The plant went into service on January 24, 2006 and a staged completion of the acid gas injection facility was finalized in September 2006. This staged construction allowed producer gas to be processed and sold in a timely manner and is an example of linking two closely situated facilities to provide flexibility of processing options to the customers.

Effective July 1, 2006 AltaGas' interest in the Pouce Coupe plant increased to 76.75 percent from 40.78 percent. The acquisition of the new 10 Mmcf/d Clear Hills sour gas plant on September 25, 2006 increased AltaGas' processing capacity in a highly prospective area that is already served by the 15 Mmcf/d Clear Prairie plant that was constructed in 2005 and went into service on February 9, 2006. Additionally, the expansion of the Prairie River gas facility increased throughput capability at that plant by up to 10 Mmcf/d effective August 10, 2006. This expansion allowed producer gas in an area of inadequate infrastructure to be delivered to market significantly faster than other options available to producers. Redeployment of existing equipment allowed this project to be completed on a tight timeline, getting customer gas to market approximately six months earlier than otherwise possible.

With 74 processing plants in 29 operating areas, AltaGas' Field Gathering and Processing segment is not dependent on any one facility or operating area. The following table provides a summary of AltaGas' most significant field gathering and processing operating areas as at December 31, 2006:

Operating Area	Ownership (%)	Facility Type	Facility Count	Gross Capacity (Mmcf/d)[1]	Gross Throughput (Mmcf/d)[1][2]	Number of Compressors (includes boosters)	Operated or Non-operated
Western Canada							
North							
Ante Creek	100.0	sweet	1	36	24.4	2	Operated
Barrhead	65.6	sweet	5	67	20.1	16	Operated
Blair Creek	100.0	sweet	1	24	7.3	2	Operated
Clear Hills	100.0	sour	1	10	6.8	2	Operated
Clear Prairie	100.0	sweet	1	15	2.3	1	Operated
Cold Lake	91.8	sweet	8	67	37.2	39	Operated
Pouce Coupe	76.75	sweet	1	43	8.2	2	Operated
Prairie River	100.0	sweet	1	20	9.1	8	Operated
Rainbow Lake	100.0	sour	1	40	22.4	2	Operated
Thornbury	100.0	sweet	7	32	10.5	17	Operated
Wabasca	100.0	sweet/sour	4	90	47.7	21	Operated
Windfall	100.0	sweet	2	44	22.8	4	Operated
Other North	15.8	sweet/sour	3	16	8.1	-	Operated / Non-operated
Subtotal - North			36	504	226.9	116	

Operating Area	Ownership (%)	Facility Type	Facility Count	Gross Capacity (Mmcf/d)(1)	Gross Throughput (Mmcf/d)(1)(2)	Number of Compressors (includes boosters)	Operated or Non-operated
South							
Alder Flats	100.0	sweet	1	40	16.2	5	Operated
Bantry	100.0	sour	1	25	16.3	8	Operated
Birch Wavy South	89.5	sweet	5	28	22.0	13	Operated
Birch Wavy North	81.0	sweet	7	78	57.9	24	Operated
Bonnie Glen	100.0	sweet	2	41	57.2	12	Operated
Central Border	100.0	sweet/sour	8	90	48.4	28	Operated
Kirkpatrick	100.0	sweet	1	14	10.5	6	Operated
Princess	100.0	sour	1	20	11.2	1	Operated
South Foothills	66.0	sweet/sour	3	78	40.4	9	Operated/ Non-operated
Sylvan Lake	100.0	sweet	1	30	19.5	8	Operated
Other South	78.9	sweet/sour	6	60	18.2	15	Operated/ Non-operated
Subtotal - South			36	504	317.8	129	
Northwest Territories							
Ikhil	33.3	sweet	1	8	2.0	-	Operated
Montana, USA							
Coutts	100.0	sweet	1	5	1.9	-	Operated
Total			**74**	**1,021**	**548.6**	**245**	

(1) Gross numbers and not adjusted to reflect AltaGas' working interest.
(2) Represents fourth quarter average.

Field Gathering and Processing - Customers

AltaGas conducts business with more than 260 customers in its 29 operating areas, with no customer representing more than 6 percent of Field Gathering and Processing net revenue during 2006. The Field Gathering and Processing segment's top 10 customers represented 13 percent of total consolidated net revenue for 2006.

Field Gathering and Processing - Contracts

AltaGas gathers and processes natural gas under contracts with natural gas producers. There are approximately 1,200 active gathering and processing contracts. These contracts, in general:

- Establish fees for the gathering and processing services offered by AltaGas;
- Define the producers' access rights to gathering and processing services;
- Establish minimum throughput commitments with producers and use appropriate fee structures to recover invested capital early in the life of the contract where capital investment is required by AltaGas;
- Define the terms and conditions under which future production is processed at an AltaGas facility; and
- Assist in mitigating volume risk.

The amount of capital that AltaGas commits to acquiring or developing gathering and processing facilities is linked to AltaGas' assessment of the production available to be processed at the facility, reserves in the area, the extent of the reserve dedication and the processing fees to be paid by producers for its services. When a facility is acquired, AltaGas conducts an independent review of the natural gas reserves and production in the area surrounding each facility using, among other sources, EUB production data and reserve estimates and producers' reserve reports for the area. AltaGas also conducts a review of the physical plant and equipment and the operating and maintenance costs for each facility.

Fee Structure

In determining appropriate contractual provisions, including a reasonable payback period on its invested capital, AltaGas seeks to align its interests with the financial and business objectives of its producer customers. The vast majority of AltaGas' gathering and processing contracts are volumetric service fee structures, based on a rate per Mcf of throughput. Volumetric fee structures may include a provision for recovery of actual operating costs, which further mitigates the financial risk related to volume variability. In 2006, 39 percent of operating costs were recovered, up from 30 percent in 2005. In addition, approximately 76 percent of contracts in place at December 31, 2006 were subject to annual price escalation related to changes in the Alberta Consumer Price Index. This toll-for-service structure (as opposed to the commodity spread-based price structures predominantly used by midstream companies in the U.S.) avoids exposure to commodity price risk as revenue is a function of volumes processed. AltaGas' investment is generally protected by the life of reserves behind the facility, since producing wells typically remain connected to a gathering and processing system for their entire productive lives.

AltaGas may underpin capital commitments through the use of one or more of the following contractual provisions:

Take-or-Pay: Take-or-pay arrangements are designed to ensure AltaGas recovers its invested capital in a relatively short period of time. This is achieved by producers providing minimum volume or capital recovery commitments to AltaGas. With minimum volume commitments the producer must process a specified volume at a rate per Mcf over a specified period of time or pay any revenue shortfall. The sum of the processing revenue provides AltaGas with a return on and of capital within a specified period. Risk is limited to counterparty creditworthiness. In recent years, AltaGas' strategy has shifted to minimum monthly volume commitments to decrease credit risk and lead to predictable cash flow. At December 31, 2006 in excess of 100 Mmcf/d or 18 percent of throughput was under take-or-pay arrangements.

Capital and Operating Cost Recovery: The producer pays two distinct fees to AltaGas, one to provide a return of and on capital and the other to cover AltaGas' operating costs. Return of and on capital is made more certain by reducing the risk of unexpected operating costs. Risk is largely limited to the timing of production.

Area of Mutual Interest: When AltaGas acquires a facility the vendor is typically the largest producer using that facility. As a result, AltaGas is usually entitled to gather and process the majority of the natural gas production associated with the facilities it acquires due to its reserve dedication contracts, thus reducing the possibility of competitive plants being built in the same area. Risk is largely limited to the timing of production. The contract terms also ensure any future production brought on stream in a specified area must flow to an AltaGas facility. Future natural gas throughput is generally secured by contractually committing the vendor of the facility to dedicate any future production from specified reserves or future areas of development surrounding the facility. At December 31, 2006 approximately 14 million acres of land were under area of mutual interest provisions. Of AltaGas' 29 operating areas, 28 had area of mutual interest provisions.

Geographic Franchise with Economic Out: Contractual provisions allow AltaGas to terminate or renegotiate a contract if it is not economical to continue processing. Risk is largely limited to the timing of production and operating cost efficiencies.

Length of Term

Where natural gas reserves have been dedicated under contract, the contract normally extends beyond one year and up to the life of the reserves, depending on the amount of capital AltaGas has invested in the facility. Where reserves have not been dedicated under contract or AltaGas has not made a significant capital investment, the contracts are normally subject to termination by either party upon one to three months notice. As mentioned previously, producing wells typically remain connected to a gathering and processing system for their entire productive lives.

Type of Service

In general, producers have access to either firm service or interruptible service. Firm service offers producers priority to have their natural gas processed at the applicable AltaGas facility subject to industry standard maintenance and force majeure. Interruptible service is available only if the applicable AltaGas facility has capacity available after all firm service commitments with respect to such facility have been satisfied. Firm service is normally provided to a producer when the producer's natural gas reserves have been dedicated to an AltaGas facility.

Field Gathering and Processing - Operating and Maintenance Expenses

Operating and maintenance expenses for gathering and processing facilities generally include: (i) labour costs for operators; (ii) materials consumed in processing or maintenance, including chemicals and lubricants; (iii) land lease costs; (iv) property taxes; (v) fuel and power costs; and (vi) other overhead costs. For the plants operated by AltaGas, the most significant expenses are labour, utilities, property taxes and repairs and maintenance. Repairs and maintenance are scheduled, where possible, to minimize down time and coordinate with producers' well maintenance activities.

Field Gathering and Processing - Competition

Independent midstream companies currently provide a small portion of the midstream field processing function in Canada. AltaGas estimates that on a net capacity basis, approximately 15 percent of the total estimated field processing capacity in western Canada is owned by independent midstream entities. AltaGas competes with other midstream entities operating in the WCSB, including Keyera Facilities Income Fund, Spectra Energy Income Fund (formerly Duke Energy Income Fund), SemCanada, L.P., Taylor, Provident Energy Trust and ATCO Midstream Ltd. In 2006 AltaGas processed an average of 555 Mmcf/d, which was approximately 3 percent of volumes produced in the WCSB. The majority of processing capacity generally continues to be provided by the upstream natural gas exploration and production companies.

The field gathering and processing marketplace continues to evolve and the competitive environment also continues to change. AltaGas believes that its field gathering and processing strategies and competitive advantages will continue to allow it to effectively compete in the midstream marketplace. AltaGas also believes that its operational skills and market penetration make it a preferred business partner for many exploration and production companies.

EXTRACTION AND TRANSMISSION

AltaGas' Extraction and Transmission segment contributed net revenue of $63.2 million for the year ended December 31, 2006, representing approximately 20 percent of the Trust's total net revenue before intersegment eliminations. Total growth capital spent on extraction and transmission facilities during 2006 was $3.4 million.

Extraction - Business Description

AltaGas owns extraction plant processing capacity through its interests in two extraction plants at Empress, Alberta, one extraction plant at Joffre, Alberta and one extraction plant in Edmonton, Alberta. AltaGas operates the Edmonton plant. AltaGas' working interests in these extraction plants provide stable fixed-fee, cost-of-service and margin-based revenue. Also included in the extraction business is AltaGas' Bantry field fractionation facility. Fractionation services at Bantry are provided at a rate per m^3 of product processed. AltaGas' raw gas licensed inlet capacity at these plants was 554 Mmcf/d at December 31, 2006.

Ethane and NGLs generally have greater value if extracted from the sales gas. Consequently, additional ethane and NGL recovery beyond transmission pipeline specifications may occur in order to capture the value of the ethane and NGLs. This additional recovery process can be done at field gas plants or at large extraction plants where economies of scale are realized. Approximately 90 percent of NGLs are recovered from natural gas, with approximately 40 percent extracted at straddle plants and 50 percent at field plants. The remaining 10 percent of NGLs are produced at crude oil refineries. Ethane is recovered exclusively from natural gas, with 70 percent extracted at straddle plants and 30 percent at field plants. Nine of the 10 extraction plants in Canada are located in Alberta and process the vast majority of the natural gas exported from Alberta. Large extraction plants are located along major high-volume pipeline transmission systems that transport natural gas to end-markets. Extraction plants straddle these transmission systems so that sufficient volumes of residual ethane and NGLs in the natural gas stream can be recovered.

After extraction, NGLs must be fractionated into their constituent components of propane, butane and pentanes-plus. Some NGLs are fractionated at Empress, Alberta, or in the field, such as at AltaGas' Bantry facility. However, most NGLs from field and extraction plants are shipped to Fort Saskatchewan, Alberta, Sarnia, Ontario, or Marysville, Michigan for fractionation. Propane, butane and pentanes-plus are used directly as energy products and as feedstock for the petrochemical and crude oil refining industries.

The value of ethane and NGL extraction is a function of the difference between the value of the ethane, propane, butane and pentanes-plus as separate marketable commodities and their value as constituents of the natural gas stream. This difference is commonly known as the frac spread. If the components are not extracted, they are sold as natural gas for their heating value at the prevailing natural gas price. As ethane and NGLs, the components are sold at higher prices that reflect the premium value of each of the individual commodities.

When an extraction plant has more than one owner, the operator manages the facility according to the terms and conditions of an agreement that covers the construction, ownership and operation of the plant (CO&O agreement). CO&O agreements describe, among other things, the voting procedures and other mechanisms governing operating and capital expenditure decisions, processing rights, supply obligations and other aspects of facility operations. A CO&O agreement may also empower the operator to negotiate extraction rights and enter into ethane and NGL sales arrangements on behalf of all co-owners in the facilities. AltaGas has directly negotiated extraction rights and ethane and

NGL sales arrangements for the majority of its net processing capacity and net production. AltaGas also actively participates in the operating committee meetings and has voting rights for all extraction plants in which it holds an interest.

Extraction assets are long-life assets. AltaGas estimates that the average remaining life of its extraction facilities is in excess of 20 years, based on its assessment of regional natural gas supply and demand.

Extraction - Plant Fee Structures

Extraction facility owners obtain the right to extract liquids from the natural gas stream, either directly as the owner of the gas, or through gas extraction agreements. The typical commercial arrangement involves the ethane and NGL extraction plant owner contracting with shippers on a gas transmission system for the right to extract the ethane and NGLs from the shipper's natural gas. By removing ethane and NGLs, the extraction plant is, in effect, extracting or shrinking a portion of the energy contained in the shipper's natural gas. The extraction plant owner pays the shipper for the extracted energy or alternatively replaces the extracted energy, thereby keeping the shipper whole. This purchased gas is referred to as shrinkage or make-up gas. Extraction contract terms may be for firm or interruptible processing, and may vary from monthly to multi-year in length. Currently the majority of AltaGas' extraction agreements are multi-year term arrangements.

AltaGas' share of all ethane production is sold through long-term, cost-of-service or fixed-fee arrangements that bear no commodity price risk (ethane cost-of-service contracts). The sales price received under these contracts provides for a return on and of capital and the recovery of certain operating costs, including shrinkage gas attributable to that production. AltaGas' share of ethane production is sold at the outlet of the plants, with the product purchaser responsible for all downstream transportation and handling. AltaGas' ethane sales provide a stable, predictable cash flow base.

AltaGas' NGL production is sold under a variety of arrangements. Approximately 75 percent of AltaGas' NGL production is sold under long-term, fixed-fee arrangements (NGL fixed-fee contracts). These volumes do not bear any commodity price risk. The revenue from this portion of NGL sales provides a stable, predictable cash flow base.

On the portion of the extraction production that is not sold under ethane cost-of-service contracts or NGL fixed-fee contracts, performance is subject to the price spread between NGLs extracted and the natural gas purchased to make up the heating value of the NGLs extracted (frac spread).

Approximately 20 percent of AltaGas' NGL production (7 percent of total extraction production) is sold under short-term contracts subject to frac spread (NGL spread contracts). The remaining 5 percent of AltaGas' NGL production is sold under a profit and loss arrangement that includes a processing fee and revenue that varies with product pricing. If commodity prices or operating costs make NGL extraction uneconomical, the NGLs may be reinjected or the facilities may be turned down or shut-in. When this occurs, the operational flexibility of the commercial contracts translates into a minimal effect on margins.

The following diagram shows the operating margin based on type of extraction contract. In 2006 AltaGas benefited from historically high frac spreads.


NGL Spread
NGL Fixed
Ethane
Operating Margin
100%
80%
60%
40%
20%
0%
2006
2005
2004

Extraction – Plant Production

Extraction production is a function of natural gas volume processed, natural gas composition, recovery efficiency of the extraction plant and plant on-line time. The following table represents a summary of AltaGas' capacity and the production associated with extraction and fractionation plants in which AltaGas holds an interest:

Extraction or Fractionation Plant	Interest (%)[1]	AltaGas' Inlet Processing Capacity (Mmcf/d)[1]	2006 Liquids Production (Bbls/d)[2]		2005 Liquids Production (Bbls/d)[2]		Operated or Non-Operated
Edmonton (EEEP)	48.667	190	NGLs Ethane	2,290 7,815	NGLs Ethane	2,211 7,759	Operated
Empress ATCO (EGLJV)	7.2	79	NGLs Ethane	678 703	NGLs Ethane	484 501	Non-Operated
Empress Provident (PEEP)	11.25	135	NGLs Ethane	1,375 2,456	NGLs Ethane	1,323 2,426	Non-Operated
Joffre (JEEP)	50.0	125	NGLs Ethane	882 2,861	NGLs Ethane	600 2,830	Non-Operated
Bantry	100.0	25	NGLs	232	NGLs	319	Operated
Total[3]		**554**	**NGLs** **Ethane**	5,457 13,835	**NGLs** **Ethane**	**4,937** **13,516**	

(1) At December 31, 2006.
(2) Average volumes for the fourth quarter.
(3) Excludes field NGLs.

AltaGas' extraction and field fractionation plant annual average production for the last two years is as follows:

Extraction and Fractionation Plant Production [1]	2006	2005
NGLs (Bbls/d)	6,564	6,202
Ethane (Bbls/d)	13,132	13,155
Total	**19,696**	**19,357**

(1) Average Bbls/d to AltaGas for years ended December 31.

Extraction - Empress ATCO Extraction Plant

At December 31, 2006 AltaGas' ownership interest in the Empress ATCO extraction plant located in southeast Alberta on the Alberta-Saskatchewan border was 7.2 percent. The remaining 92.8 percent interest in the facility is held by nine other owners with varying interests. AltaGas' ownership corresponds to a 79 Mmcf/d share of the plant's 1,100 Mmcf/d of natural gas inlet capacity. Current firm gas supply under contract is 73 Mmcf/d, of which 28 Mmcf/d is under contract until December 2009 and the remainder is processed for the Energy Services segment on a yearly renewable basis dependent on customer load requirements. At the Empress ATCO extraction plant, AltaGas also processes any interruptible gas volumes that are made available to the plant by the Energy Services segment and any gas volumes diverted from the shutdown of its other Empress facility. As there are five other extraction plants in the Empress area, there is considerable competition amongst the owners of the plants for producers' extraction rights. The Empress ATCO plant consists of four processing trains which provide the flexibility to easily manage production to reduce operating costs and operational risk, minimizing any downside associated with fluctuating production volumes.

AltaGas' ethane production is sold under a long-term, cost-plus sales arrangement. AltaGas' share of NGL production at the Empress ATCO plant is sold under one-year evergreen marketing arrangements at the monthly market price for NGLs. In addition to this marketing arrangement, approximately 40 percent of AltaGas' share of NGL production generates revenue subject to a long-term profit and loss arrangement that includes a processing fee and revenue that varies with product pricing.

Extraction - Empress Provident Extraction Plant

Effective April 1, 1998 AltaGas acquired a 10 percent interest in the Empress Provident extraction plant, which began operations in September 1996 and is located 2 km southeast of the Empress ATCO extraction plant. The plant is licensed to process 1,200 Mmcf/d of natural gas, of which 120 Mmcf/d was AltaGas' share. In October 2003 modifications were completed to increase the ethane recovery efficiency. AltaGas' share of the modification costs was $5.5 million and the project more than doubled its ethane production to approximately 2,400 Bbls/d. Effective December 15, 2006 AltaGas increased its interest in the plant to 11.25 percent and its share of processing capacity to 135 Mmcf/d.

AltaGas has managed its gas supply risk at this plant by securing sufficient natural gas throughput on a long-term basis to ensure that its share of 135 Mmcf/d is fully utilized at all times.

AltaGas' share of ethane production is sold under a long-term, cost-of-service type contract that provides for the recovery of certain operating costs. Approximately 74 percent of AltaGas' share of NGL production from this plant generates fixed-fee revenue plus reimbursement of associated operating costs under a long-term processing arrangement. The remainder is sold under a one-year evergreen marketing arrangement at the monthly market price for NGLs.

Extraction - Joffre Ethane Extraction Plant

AltaGas and Taylor each own 50 percent of the ethane extraction plant at Joffre, Alberta. The Joffre plant, which was constructed in 2002 at a net cost to AltaGas of $24.8 million, started operations in December 2002. AltaGas' share of processing capacity is 125 Mmcf/d of natural gas, which is capable of producing up to 5,200 Bbls/d of ethane and NGLs. Taylor operates the facility.

The Joffre plant is adjacent to NOVA Chemicals Corporation's Joffre petrochemical complex and recovers ethane and NGLs from the fuel gas used at the complex. All ethane production from the Joffre plant is sold under a cost-of-service type contract with NOVA Chemicals Corporation that expires in 2031. Under this ethane sales agreement, a small portion of the operating cost risk is borne by AltaGas and Taylor, based on the ratio of NGLs to total plant production. AltaGas and Taylor each market their respective 50 percent share of the NGL production from the facility. AltaGas sells its share of NGL production under a one-year evergreen marketing agreement based on the monthly average market price for NGLs.

The Joffre plant is physically configured such that NGL production can easily be matched to market demand. This ability to step in and out of the NGL market depending on NGL pricing allows AltaGas to fully participate in the market when NGL prices are strong, while minimizing exposure during times of unfavourable pricing.

Extraction – Edmonton Ethane Extraction Plant

In late August 2004 AltaGas acquired a 48 $^2/_3$ percent interest in EEEP for $48.2 million, including an environmental liability of $5.0 million, for a net cash outlay of $43.2 million. The remaining interest in the plant is held by ATCO Midstream Ltd. AltaGas operates the plant. The plant has a licensed gross inlet capacity of 390 Mmcf/d of natural gas and gross production of specification ethane of 16,000 Bbls/d and NGLs of 6,000 Bbls/d. A long-term gas supply contract provides a secure feedstock supply to EEEP. AltaGas' share of the plant products is sold under long-term contracts through cost-of-service or cost-plus sales arrangements.

In early December 2006 the partial completion of a $4.6 million project (AltaGas share $2.2-million) to increase processing capability and ethane recovery at EEEP was accomplished. The project, which was fully completed on January 31, 2007, increased AltaGas' processing capability by 15 Mmcf/d, with no change to licensed capacity. These changes are expected to increase ethane production at the plant by almost 10 percent on an annualized basis, adding 800 Bbls/d of ethane for AltaGas.

EEEP is directly connected to the Alberta Ethane Gathering System, and to BP Canada Energy Resources' Co-Ed NGL pipeline, providing safe and reliable outlets for the plant products. The processed gas from the facility supplies end-use markets in the city of Edmonton, Alberta.

Extraction - Bantry Field Fractionation Facility

AltaGas purchased the Bantry natural gas processing plant in May 2000 and expanded it in 2001. See "Field Gathering and Processing - Facilities". The plant is equipped with fractionation facilities capable of producing up to 400 Bbls/d of specification propane, butane and pentanes-plus for sale to local markets at market prices. Fractionation services at Bantry are provided at a rate per m^3 of product processed.

Extraction - Competition

Currently there are six extraction plants in the Empress area, resulting in significant competition for natural gas supply. AltaGas is largely insulated from this competition through long-term natural gas supply contracts.

Transmission – Business Description

AltaGas owns five natural gas transmission systems and one condensate pipeline.

AltaGas provides transportation on its transmission lines through cost-of-service type fee structures, with the exception of the Suffield and Kahntah pipelines, which are take-or-pay arrangements. Pipeline throughput has minimal impact on the financial results of AltaGas' transmission business due to cost-of-service and take-or-pay contract arrangements in place. The largest contributor to AltaGas' transmission revenue is the Suffield natural gas transmission system, which generally represents between 70 and 75 percent of transmission annual net revenue.

The Suffield system consists of two natural gas pipelines at Suffield located in southeastern Alberta which transport natural gas produced in and around the Suffield military block to the TransCanada Pipelines mainline at Burstall, Saskatchewan. The Suffield system is regulated by the National Energy Board and rates on the system are based on a market-based tolling methodology. The two pipelines have 400 Mmcf/d of combined transmission capacity. The south Suffield pipeline is a 147-km pipeline of six to 16-inch diameter pipe and the north Suffield pipeline is 96 km of 16-inch diameter pipe.

The majority of the Suffield system's capacity is currently contracted by EnCana through transport-or-pay volume commitments that will expire in 2022 and be renewable for one-year periods thereafter. Volume commitments are expected to increase annually from approximately 360,000 GJ/d in 2006 to approximately 406,000 GJ/d in 2010 and will decline thereafter. On the Suffield system, EnCana pays AltaGas based on a daily contract quantity (DCQ). To the extent that annual volumes shipped are less than the annualized daily contract quantity (shortfall volumes), AltaGas does not refund the shipper for payments made under the DCQ but posts the shortfall quantity to a shortfall account as a credit (revenue deferral) until such time as the shipper reduces the shortfall by delivering excess quantities or until the shortfall amounts expires. AltaGas continues to work with existing and potential shippers to pursue additional transmission opportunities to expand the Suffield system.

AltaGas owns and operates the majority of the Cold Lake natural gas transmission system, which interconnects with TransCanada's NOVA Gas Transmission Limited system and the TransGas Limited system, and consists of 39 receipt points and 36 delivery points (including four pipeline interconnects). In November 2006 AltaGas announced plans to complete an 18 Mmcf/d expansion of the Cold Lake natural gas transmission system. AltaGas expects to spend approximately $3 million to install compression and construct 4 km of 8-inch diameter natural gas pipeline from its existing Cold Lake transmission system to the BlackRock Ventures Inc. (BlackRock) Orion steam assisted gravity drainage (SAGD) plant. Additionally, AltaGas will provide BlackRock with natural gas supply of up to 17,000 GJ/d. Natural gas deliveries to Orion are expected to commence by May 1, 2007. The project will include modifications to AltaGas' existing field gathering and processing and transmission systems in the area, which will reduce overall Cold Lake system compression requirements.

The Kahntah pipeline, built to transport natural gas from British Columbia to Alberta, is regulated by the National Energy Board on a complaints basis. The Kahntah pipeline contract is negotiated annually. The Porcupine Hills pipeline, located in southeast Alberta, is a single shipper condensate pipeline. The Porcupine contract, which expires on June 30, 2007, is expected to be extended on similar terms.

The following table provides a summary of the gross capacity of AltaGas' transmission pipelines at December 31, 2006 and average throughput volumes for the fourth quarter:

Transmission Pipeline	Product	Area	Ownership (%)	Operating Capacity	Throughput[1]	Length (km)	Operated/ Non-operated[2]
Battle Lake	natural gas	Central Alberta	100.0	15 Mmcf/d	1 Mmcf/d	16	Operated
Cold Lake	natural gas	East central Alberta	99.2	80 Mmcf/d	44 Mmcf/d	253	Operated
Kahntah	natural gas	Northeast B.C.	100.0	35 Mmcf/d	2 Mmcf/d	55	Operated
Suffield	natural gas	Southeast Alberta	100.0	400 Mmcf/d	353 Mmcf/d	243	Operated
Summerdale	natural gas	Central Alberta	100.0	24 Mmcf/d	13 Mmcf/d	18	Operated
Porcupine Hills	condensate	Southwest Alberta	100.0	11,600 Bbls/d	3,293 Bbls/d	164	Operated

(1) Represents fourth quarter average.
(2) AltaGas operates the Cold Lake pipeline and has subcontracted out the operator function at its five other pipelines.

POWER GENERATION

AltaGas' Power Generation segment contributed net revenue of $99.6 million for the year ended December 31, 2006, representing approximately 31 percent of the Trust's total net revenue before intersegment eliminations. In 2006 AltaGas invested $4.3 million in growth capital in the Power Generation segment.

AltaGas entered the power business in December 2001 and on December 31, 2006 had 378 MW of power generation capacity in Alberta through a 50 percent ownership interest in each of the two Sundance B PPAs and a capital lease for gas-fired power peaking capacity. Power generation capacity was 100 MW lower than in 2005 and the first quarter of

2006 due to the expiry on March 31, 2006 of the three-year Genesee power contract. AltaGas' 378 MW of power capacity served approximately 5 percent of Alberta's power demand at December 31, 2006.

In 2006 AltaGas announced strategic partnerships with Aeolis and GreenWing for the purpose of developing wind power projects. In July 2006 AltaGas and Aeolis announced that the Bear Mountain Wind Park had been selected as a successful bidder in the BC Hydro Fiscal 2006 Open Call for Power. A 25-year electricity purchase agreement with BC Hydro was signed in August 2006. AltaGas and Aeolis continue to optimize the project configuration and finalize key supplier contracts, with construction expected to commence in 2007. As the project is likely to include one or more additional investors, AltaGas has not yet finalized its ownership interest in the project. Renewable generation is becoming an increasingly important component of the power supply in many jurisdictions throughout North America, and AltaGas believes that wind and other renewable power generation projects represent an excellent opportunity to grow a base of low-risk assets that provide attractive investment returns through long-term contracts with high quality counterparties.

Power Purchase Arrangements

PPAs were established in 1999 under Alberta's program of power industry deregulation. PPAs were created to separate ownership of the physical power generation assets from control of output.

The ASTC Power Partnership

AltaGas and TransCanada are partners in the ASTC Partnership. Each partner owns a 50 percent share and contributed 50 percent of the $223.1 million required for the ASTC Partnership to purchase the two Sundance B PPAs from Enron Canada Power Corporation on December 28, 2001. There are two Sundance B PPAs, one for each of Units 3 and 4 at the Sundance Plant. The ASTC Partnership holds the Sundance B PPAs as partnership property, with both partners having an equal interest in each PPA.

The 50 percent interest in the Sundance B PPAs provides AltaGas with the rights to 353 MW of coal-fired generation capacity, as well as to ancillary services from Sundance Units 3 and 4, until December 31, 2020.

The ASTC Partnership started dispatching power effective December 29, 2001. AltaGas maintains the books and records of the ASTC Partnership, including providing accounting services. TransCanada manages daily operations, including the dispatch of power into the Alberta Power Pool. AltaGas and TransCanada are each responsible for managing the market risk associated with their individual shares of the power generation capacity.

The Sundance B Plant

TransAlta Corporation owns the coal-fired Sundance Plant, which is located approximately 70 km west of Edmonton, Alberta. The Sundance Plant consists of Units 1 through 6. An auction conducted on August 24, 2000 grouped the units into three plants: Sundance A Plant - Units 1 and 2, Sundance B Plant - Units 3 and 4, and Sundance C Plant - Units 5 and 6. Sundance B Plant has been operating since 1976 (Unit 3) and 1977 (Unit 4).

The Sundance Plant is connected to the Alberta Interconnected Electric System, which allows access to markets in Alberta, British Columbia, Saskatchewan and the United States.

The Sundance B Plant - Power Sales

Revenue from the sale of power is largely driven by target availability, hedge prices (for the portion of capacity that is hedged) and Pool prices (for the portion of capacity that is not hedged). The inter-relationship of production, Pool prices and cost of sales is specified in the PPA. Generally, the ASTC Partnership will be compensated when power production is less than target levels, at a rate based on the previous 30-day average Pool price, as described in more detail later in this section. AltaGas recognizes its share of revenue based on target production levels, with any increase or decrease relative to target credited or charged to operating expenses.

Under the Sundance B PPAs, the ASTC Partnership holds the rights to the power capacity and ancillary services from Units 3 and 4 of the Sundance Plant. Day-to-day operation requires the ASTC Partnership to communicate the volume of power available and the price of the power to the AESO. The ASTC Partnership is obligated to pay TransAlta a price which covers TransAlta's capital and operating costs as determined by formulas in the Sundance B PPAs. The majority of the ASTC Partnership's cost of sales is the fixed costs and variable operating costs paid to TransAlta and the variable costs of transmission and Pool trading charges.

Each of Units 3 and 4 has a nameplate capacity of 353 MW. The Sundance B PPAs recognize that the plant will not produce at 100 percent capacity all of the time. TransAlta is obligated to provide AltaGas financial compensation if actual generation of electricity from Units 3 and 4 falls below a specified target level, which was 86 percent of rated capacity in 2006. This is accomplished by a monthly payment based on the difference between actual availability and target availability, multiplied by RAPP. Similarly, if Units 3 and 4 produce above target, then ASTC is obligated to pay TransAlta based on the difference between actual availability and target availability, multiplied by RAPP. ASTC pays transmission charges based on actual power delivered. During these under or over-generation periods AltaGas has financial exposure to the difference between the Alberta spot price and RAPP on the difference between volumes generated and target availability. The financial exposure may be positive or negative depending on the difference between the current Pool price and RAPP.

TransAlta is an experienced operator of coal-fired electrical generation facilities and has financial incentives to operate the Sundance B plant efficiently and at high levels of electricity generation. The plant uses coal from the adjacent Highvale Mine, which is anticipated to have sufficient reserves for the expected fuel requirements of the Sundance B Plant beyond the life of the Sundance B PPAs. The coal price formula, which is pre-defined in the PPAs, is subject to inflationary indices and is not linked to current market prices for coal.

Gas-Fired Peaking Capacity

On September 1, 2004 AltaGas entered into a long-term capital lease with Maxim Energy Group Ltd. for 25 MW of gas-fired power peaking capacity on four sites in southern Alberta. The capital lease has a 10-year term that commenced September 1, 2004 and includes an option at the end of the initial term to extend the term for 15 years or to purchase the assets. The capital lease requires AltaGas to pay a monthly variable operating and maintenance charge plus a capacity fee. AltaGas retains 100 percent of the ancillary services and merchant peaking sales revenue.

In Alberta, gas-fired power peaking capacity generally provides energy during times of high prices. AltaGas manages the gas requirement and dispatches the units. This 25 MW of gas-fired power capacity provides fuel diversity to AltaGas' power business and provides partial backstopping to outages at Sundance. In addition, due to their quick ramp-up capability, the peaking plants provide revenue from the sale of energy and ancillary services.

Power Generation - Risk Mitigation

The main risk faced in the power business is the fluctuation in the margin between power revenue and the cost for power. This is generally created through changes in power prices, increases in operating costs, changes in transmission rates and reductions in power available for sale mainly due to outage and force majeure events. AltaGas mitigates this risk through disciplined power hedging strategies and portfolio diversity. AltaGas uses hedges to fix the selling prices on a significant portion of its available capacity prior to the beginning of any calendar year. Hedge contracts tend to have terms ranging from three to 36 months. AltaGas also satisfies its own electrical demand requirements of approximately 11 MW and supplies approximately 10 MW to Alberta power retail customers, for terms of up to 8 years.

During 2006 the average monthly Pool price ranged from a low of $42.36/MWh in April to a high of $174.09/MWh in October. The average all-hours Pool price for 2006 was $80.48/MWh, compared to $70.19/MWh for 2005. The average sales price received by AltaGas for 2006 was $69.26/MWh, compared to $54.59/MWh during 2005. AltaGas has sold approximately two-thirds of its power forward for 2007 and a small portion for 2008 through 2013.

The following chart provides a summary of power prices and volumes for the last three years.

Power Prices and Volumes	2006	2005	2004
Volume of power sold (GWh)	2,878	3,466	3,481
Average price received on the sale of power ($/MWh)[1]	69.26	54.59	48.77
Alberta Power Pool average spot price ($/MWh)[1]	80.48	70.19	54.54

(1) Annual average.

In the event of any force majeure related to the Sundance B PPAs, AltaGas is entitled to a termination payment from the Balancing Pool equal to its portion of the net present value of the amortized Sundance B PPAs' purchase price to that date. AltaGas has further minimized the risk of a force majeure event by diversifying its supply over two independent baseload Sundance B units, acquiring 25 MW of gas-fired peaking capacity, and executing independent backstopping arrangements with external counterparties to supply electricity in the event of a force majeure. In addition, delivery obligations are suspended during outages.

A part of AltaGas' business portfolio risk mitigation strategy is geographic and fuel type diversification. In 2006 AltaGas announced it had entered into partnerships with two developers, Aeolis and GreenWing, for the purpose of developing wind power projects in western Canada and the United States.

Power Generation - Competition

All of the power produced in Alberta is currently sold into the Pool, which operates an open market for the exchange of electricity and is run by the AESO. The AESO establishes the power price based on offers from Pool participants using a uniform pricing model whereby the marginal unit establishes the price for all generators. AESO system controllers sort the offers by price into a merit order beginning with the lowest priced offer, thereby defining a supply curve for each hour. By matching energy supply with demand, the Pool establishes a uniform hourly market price, which is published on the AESO's website.

In Alberta, coal-fired electrical generation, which is generally produced at a lower cost than gas-fired electrical generation, is a baseload source of supply, while gas-fired units tend to set the marginal price. Management is not aware of any significant new power plants coming on line in Alberta in the next several years and therefore expects natural gas-fired electricity to continue to influence the marginal price in Alberta.

The Sundance plant is one of the lowest-cost power producers in Alberta and therefore among the lowest in the dispatch merit order. AltaGas does not expect this situation to change with the addition of new capacity on the grid. In the near-term, the tightening reserve margin should lead to higher power prices, which will be advantageous for AltaGas' existing coal and gas-peaking facilities.

ENERGY SERVICES

AltaGas' Energy Services segment contributed net revenue of $24.7 million for the year ended December 31, 2006, representing approximately 8 percent of the Trust's total net revenue before intersegment eliminations. In 2006 AltaGas invested $0.2 million in growth capital in the Energy Services segment.

Business Description

The Energy Services segment consists of two main components: an energy management business providing energy consulting and supply management services and arranging gas and power supply for non-residential end-users; and a gas services business buying and reselling natural gas, transportation and storage. The segment also includes a small portfolio of oil and natural gas production.

AltaGas has marketed natural gas since 1994. In the past, this business has focused on marketing natural gas processed through its Field Gathering and Processing and Extraction and Transmission facilities, and gas supplied by a pool of producers. On October 6, 2004 AltaGas significantly expanded this business with the acquisition of substantially all of the assets and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. See "Historical Development". On November 3, 2005 AltaGas further expanded its Energy Services business through the acquisition of substantially all of the assets and liabilities of iQ2 Power Corp. AltaGas now purchases power and gas for sale to agricultural, industrial and commercial customers in Alberta.

The Energy Services segment is interconnected with AltaGas' other asset-based segments. The gas services group contracts supply and shrinkage gas for AltaGas extraction facilities. It also contracts and resells capacity on AltaGas transmission pipelines, providing gas control services to balance gas flows. Gas services markets gas for Field Gathering and Processing customers and in the process earns margins, manages credit exposure, and provides additional value-added services to AltaGas' producer customers. In addition, it contracts and manages gas for AltaGas' peaking plants. In Alberta, AltaGas' energy management business manages electricity supplies for AltaGas' internal power demand in the Field Gathering and Processing and Extraction and Transmission segments and sells power supplied from the Power Generation segment.

Energy Management

The energy management business consists of arranging natural gas and power supply and related transportation contracts and providing energy consulting services for commercial, industrial, agricultural, and institutional end-users across Canada. As of January 1, 2007 AltaGas' energy management services are provided under the brand name ECNG Energy and are supported by employees in Burlington and Chatham, Ontario; Calgary, Alberta; and Burnaby, British Columbia.

The majority of this fee-for-service business is based on one to three-year evergreen contracts, with some extending as far as eight years. Fees are earned by providing advisory services, and arranging and managing supply on behalf of customers. These services allow customers to reduce exposure to gas and power price volatility and to match their energy supply arrangements with their risk and budget objectives.

In the energy management business AltaGas, as ECNG Energy, mainly enters into agency retainer agreements with clients, under which it provides gas and electricity supply and price management advice to its customers. Under these agency agreements ECNG Energy, on behalf of its end-use customers, also purchases and manages gas supply and fixes the price of customer electricity purchases. ECNG Energy acts as agent on behalf of its customers and is generally not exposed to changes in commodity prices.

Gas Services

Energy Services also includes a gas services business that is focused on buying and reselling gas transportation and storage, and marketing natural gas for producers. Within the gas services business, AltaGas takes ownership of the gas and earns a fixed margin. The gas supply comes from both deliveries of natural gas processed at AltaGas' facilities and from deliveries not associated with AltaGas' facilities. Purchase and sales transactions are matched back-to-back to lock in a margin at the time the sale is made.

AltaGas also provides energy procurement services for a select group of industrial and other users including AltaGas Utilities Inc., wholly owned by AltaGas Utility Group Inc., the publicly traded entity created from the spin-out of the Natural Gas Distribution segment in 2005. See "Historical Development." AltaGas purchases gas to sell to AltaGas Utilities under a fee-for-service contract. Similar gas supply management arrangements are in place with other industrial and producer customers, including the Joffre Ethane Extraction Plant. In addition, AltaGas manages the third-party pipeline transportation requirements for many of its gas marketing customers under contractual arrangements whereby it is indemnified for all risks and obligations relating to contracts entered into by AltaGas to supply customers' transportation contracts.

In addition to its commodity purchase and sale business, AltaGas' gas services includes transportation arrangements into eastern Canadian markets and within Alberta in the form of gas exchange arrangements with AltaGas' gathering and processing customers. AltaGas markets or exchanges all of the volumes that flow through its Cold Lake and Summerdale pipeline systems. In a gas exchange transaction, AltaGas receives natural gas from customers on an AltaGas system and delivers the gas to its customers on the TransCanada, ATCO or TransGas systems. By purchasing or exchanging gas on these pipeline systems and at other facilities, AltaGas has been successful in achieving positive margins while providing improved netbacks for producers.

Oil and Natural Gas Production

AltaGas is not in the business of exploration and development of natural gas reserves, as it chooses not to compete with producers flowing natural gas through its gathering and processing systems. However, in connection with larger acquisitions that included gathering and processing facilities, AltaGas has accumulated a portfolio of oil and natural gas production assets. The portfolio is non-core to the Trust's operations. AltaGas held and produced these assets primarily as a hedge to a long-term natural gas sales contract. Late in 2006 AltaGas fixed the price for this long-term natural gas commitment with a third party. Production from these producing assets is sold on the spot market.

During 2006 AltaGas' capital investment in oil and natural gas production was $0.4 million. Oil and natural gas production represented less than 1 percent of the Trust's total operating income in 2006. AltaGas' focus in 2006 was to partially offset production declines, primarily through an outsourcing agreement with a third-party producer. The oil and gas production business is not a core business and is experiencing production declines as a result of minimal capital expenditures in 2006. The underlying reserves continue to have value and AltaGas is considering alternatives for maximizing the value of these assets.

Energy Services - Customers

AltaGas has more than 1,390 energy management service contracts. Customer retention rates are over 95 percent. These customers are commercial, industrial, agricultural and institutional end-users in Ontario, Alberta, B.C., Quebec, New Brunswick and Manitoba. The AltaGas energy management business arranges natural gas and electricity supply on behalf of its customers through an array of qualified suppliers, including AltaGas. The energy management business sources gas and power supply from third-party suppliers and AltaGas.

In its gas services business, AltaGas buys natural gas from a wide array of suppliers including wholesale marketing companies and producers and sells natural gas to other wholesale marketing companies and retail end-users. No Energy Services customer represented more than 5 percent of consolidated revenue during 2006.

Energy Services - Competition

In the gas services business, AltaGas' competitors range from single-person operations to large marketing and aggregation companies. Prior to 2002, many large energy marketers competed for very thin margins with success achieved by providing a wide range of "value-added" energy services and by trading large volumes. As a result of changes in the industry, the primary source of competition is now the marketing arms of large oil and gas producers, as well as a limited number of creditworthy energy utilities.

AltaGas competes in this environment by focusing on marketing natural gas produced at its gathering and processing facilities, as well as the gas of smaller natural gas producers whose needs are not met by larger marketers. AltaGas also acts as an aggregator, buying natural gas from larger wholesale marketers for resale to its customers.

In the energy management business, AltaGas competes with other marketing and consulting firms. AltaGas believes it is successful in this market because of its history and experience, its focus on agricultural, commercial and institutional end-users across a variety of business sectors, its focused customer service and the effectiveness in its back office systems and processes, which allow AltaGas to closely manage customers' energy supplies and requirements.

There is significant competitive pressure on the margins in the Alberta energy management business. AltaGas is addressing this pressure by focusing on markets where the Energy Services segment can add unique value through agricultural and other mid-market customers.

CORPORATE INVESTMENTS

AltaGas makes investments where it considers it to be prudent to do so and where it sees an opportunity to create value. The resulting investments and related revenues and expenses not directly identifiable with the operating segments are reported in the Corporate segment. The Corporate segment contributed net revenue of $4.4 million for the year ended December 31, 2006, representing approximately 1 percent of the Trust's total net revenue before intersegment eliminations. At December 31, 2006 AltaGas' investment in public and private entities was $40.4 million.

AltaGas holds units in Taylor, whose business is the ownership and operatorship of facilities in the midstream sector of the western Canadian natural gas industry. AltaGas owned 4,027,585 limited partnership units or approximately 9.5 percent of Taylor at December 31, 2006. Additionally, AltaGas holds shares of AltaGas Utility Group Inc., which is the result of the spin-out of AltaGas' natural gas distribution business in November 2005. AltaGas held 2,184,010 common shares, or 26.7 percent, of Utility Group on December 31, 2006. Utility Group and Taylor are accounted for on an equity basis.

DESCRIPTION OF THE TRUST

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. See "AltaGas Income Trust" and "Declaration of Trust and Description of Units". The Trust's operations and activities are restricted but include among other things: acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind of, or issued by, Holding Trust, the General Partner, AltaGas Ltd. or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, NGLs or other related products, power or other forms of energy and related businesses and such other investments as the Trustee may determine, and to borrow funds and issue debt securities, directly or indirectly, for that purpose and enter into hedging arrangements in relation thereto; engaging in all activities ancillary or incidental to any of these activities; and undertaking such other activities or taking such actions including investing in securities as shall be approved by the Trustee from time to time, provided that the Trust shall not, in any event, undertake any activity, take any action, or make any investment which would result in the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act or the Trust units being considered "foreign property" for the purposes of the Tax Act or the Trust itself being liable for any tax under Part XI of the Tax Act.

MANAGEMENT OF THE TRUST

THE TRUSTEE

The Declaration of Trust provides that the assets and affairs of the Trust are subject to the power, control and authority of the Trustee. Computershare Trust Company of Canada is the Trust's Trustee and also acts as transfer agent and registrar for the units of the Trust.

The initial term of the Trustee's appointment is until the third annual meeting of unitholders. The unitholders shall, at that annual meeting of the unitholders, re appoint, or appoint a successor to the Trustee for an additional three-year term, and thereafter, the unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of unitholders three years following the reappointment or appointment of the successor to the Trustee.

The Trustee may be removed by notice in writing delivered by AltaGas Ltd. or the General Partner to the Trustee in the event that, at any time: (a) the Trustee no longer qualifies as such; (b) the Trustee is declared bankrupt or insolvent or enters into liquidation, whether compulsory or voluntary, to wind-up its affairs; (c) if the assets of the Trustee, or a substantial part thereof, otherwise become subject to seizure or confiscation; (d) if the Trustee otherwise becomes incapable of performing its responsibilities under the Declaration of Trust; or (e) as a result of a material increase in the fees charged by the Trustee. In such case, the removal is not effective until approved by an ordinary resolution of the unitholders and upon the acceptance or appointment of a successor Trustee. The Trustee may also be removed by ordinary resolution of the unitholders with or without cause.

The Trustee is required to act honestly and in good faith with a view to the best interests of the Trust and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Powers of the Trustee

Without in any way limiting the general power and authority over the assets and affairs of the Trust granted to the Trustee, the Trustee has the specific powers and authorities to do the following or to cause the same to be done, among other things: (a) supervise the activities and manage the investments and conduct the affairs of the Trust; (b) maintain records and provide reports to unitholders; (c) effect payment of distributions to Trust unitholders; (d) invest funds of the Trust; (e) where reasonably required, engage or employ on behalf of the Trust any persons as agents, representatives, administrators, employees or independent contractors in one or more capacities; (f) arrange for the procedures regarding the limitations on non-resident ownership as described under the heading "Declaration of Trust and Description of Units – Limitation on Non-Resident Ownership", (g) except as prohibited by applicable law, delegate any of the powers and duties of the Trustee in relation to the Trust as provided in the Declaration of Trust or otherwise to any one or more agents, representatives, administrators, officers, employees, independent contractors or other persons (including but not limited to the General Partner or AltaGas Ltd.) without liability to the Trustee, except as provided in the Declaration of Trust, and may, from time to time, with the consent of the General Partner, change the administrator of the Trust; (h) enter into or perform the obligations of the Trust under and in respect of any and all agreements to which the Trust becomes a party; and (i) without limit as to amount, issue any type of debt securities or convertible debt securities and borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust; and exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Declaration of Trust.

The Trustee has delegated to the General Partner, pursuant to the Delegation Agreement, the power, authority and responsibility of the Trustee in respect of those matters referred to in the Delegation Agreement. See "Management of the Trust - Delegation Agreement". In addition, the Trustee has contracted to AltaGas Ltd. to provide management, administrative and operating support pursuant to the Administration Agreement.

Restrictions on Trustee's Powers

Notwithstanding any of the Trustee's power and authority, the Trustee may not under any circumstances: vote the Holding Trust units, the Trust's securities of the General Partner or, where applicable, the Holding Trust Notes; or vote the Trust's securities of, or permit Holding Trust or the General Partner to vote their interests in, AltaGas LP #1 or AltaGas LP #2; or AltaGas LP #1 to vote its interests in AltaGas LP #2; or AltaGas LP #2 to vote its securities of AltaGas Ltd., to authorize:

(a) Any sale, lease or other disposition of all or substantially all of the assets of the General Partner, Holding Trust, AltaGas LP #1, AltaGas LP #2 or AltaGas Ltd., except in conjunction with an internal reorganization or a pledge to secure indebtedness incurred in carrying out the purposes of the Trust;

(b) Any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving Holding Trust, AltaGas LP #1, AltaGas LP #2 or AltaGas Ltd., except in conjunction with an internal reorganization;

(c) Any material amendment to the Holding Trust Note Indenture, other than an amendment which is not prejudicial to the Trust;

(d) The winding-up, liquidation or dissolution of the General Partner, Holding Trust, AltaGas Ltd. or (unless all of such limited partnership interests therein are owned directly or indirectly by the Trust) AltaGas LP #1 or AltaGas LP #2 prior to the end of the term of the Trust; or

(e) Any material amendment to the Holding Declaration of Trust, the AltaGas LP #1 limited partnership agreement, the AltaGas LP #2 limited partnership agreement, or the articles of the Holding Trust Trustee, the General Partner or AltaGas Ltd., in a manner prejudicial to the Trust, without the approval of the unitholders by special resolution at a meeting of unitholders called for that purpose. In addition, except as part of an internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization, the Trustee has no power to:

(a) Sell or otherwise dispose of any securities of the General Partner, Holding Trust units or Holding Trust Notes, except pursuant to a pledge pursuant to the Declaration of Trust or an in specie redemption; or

(b) Sell all or substantially all of the Trust's assets or cause Holding Trust to sell all or substantially all of its assets, or cause Holding Trust to cause any subsidiary thereof to sell all or substantially all of the direct or indirect assets of the Trust, in each case in a single transaction or a series of related transactions, without the approval of the unitholders by special resolution.

Compensation of the Trustee

The Trustee shall be paid by the Trust such fees as may be agreed upon in writing from time to time by the General Partner and the Trustee, and if any such fees are not paid by the Trust within 30 days of the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust's assets. As part of the expenses of the Trust, the Trustee may pay or cause to be paid all reasonable fees, costs and expenses incurred in connection with the discharge of any of the duties in the Declaration of Trust, including, without limitation, fees, costs and expenses of AltaGas Ltd. pursuant to the Administration Agreement, auditors, accountants, lawyers, appraisers and other agents, consultants, professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to unitholders, including remuneration of the Trustee for services rendered to the Trust in any other capacity (including as transfer agent or Depository).

Liability of Trustee

Except in the event of a breach of the standard of care, diligence and skill required of the Trustee, the Trustee shall not be liable to any unitholder for any action taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security; for the loss or disposition of monies or securities; or for any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by Holding Trust to perform obligations or pay monies owed to the Trust. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under the Declaration of Trust, the Trustee may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of the Declaration of Trust, including, without limitation, the standard of care, diligence and skill required of the Trust, the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

Subject to the standard of care required of the Trustee, neither the Trustee nor any officer, director, employee or agent thereof shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with the Trust assets or the affairs of the Trust, including, without limitation, in respect of any loss or diminution in value of any Trust assets to the Trust or to the unitholders or to any other person for anything done or permitted to be done by the Trustee. The Trustee shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect of the affairs of the Trust. No property or assets of the Trustee, owned in its personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustee in its personal capacity. The Trust shall be solely liable therefore and resort shall be had solely to the Trust assets for payment or performance thereof.

DELEGATION AGREEMENT

Pursuant to the Declaration of Trust and the Delegation Agreement the Trustee is authorized to, and may, delegate to the General Partner the power, authority and responsibility to make all decisions required to be made by the Trustee from time to time in relation to the Trust including, without limitation the power, authority and responsibility for any and all matters referred to in the Delegation Agreement.

Pursuant to the terms of the Delegation Agreement, the Trustee has delegated to the General Partner the responsibility for:

(a) Undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to the determination of distributions (including the designation of any capital gain) to Trust unitholders and including, without limitation, the determination from time to time of the record dates for, and payment dates of, such distributions;

(b) Undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to the redemption of Trust units;

(c) Undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to ensuring compliance with the restrictions contained in the Declaration of Trust with respect to non-resident ownership of Trust units;

(d) Undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters related to the direct or indirect acquisition of Trust assets by the Trust and the negotiation of agreements in respect thereof;

(e) Undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters related to any offering of Trust units or other securities of the Trust including:

  (i) The listing and maintaining of the listing on the TSX of the Trust units;

  (ii) The filing of documents or obtaining of permission from any governmental authority or the taking of any other step under federal or provincial law to enable securities which a unitholder is entitled to receive to be properly and legally delivered and thereafter traded;

  (iii) Ensuring compliance with all applicable laws;

  (iv) The content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof;

  (v) All matters concerning the terms of the sale or issuance of Trust units or rights to Trust units including without limitation all matters concerning any underwriting agreement;

(f) Undertaking responsibility to make all directions and approve the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Trust or any entity in which the Trust holds any direct or indirect interest;

(g) Approving on behalf of the Trust the annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information;

(h) Approving on behalf of the Trust all information to which unitholders are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust;

(i) Undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to any and all proceedings from time to time before or in respect of governmental authorities on behalf of the Trust;

(j) Approving on behalf of the Trust, any prospectus or comparable documents of the Trust to qualify the sale of securities of the Trust from time to time;

(k) Undertaking and performing, by and through the audit committee of the Board of Directors, all acts and making all decisions and doing all other things, for, on behalf or in relation to the Trust, as is required by applicable law or desirable of an audit committee of the Trust;

(l) Undertaking and performing, by and through committees of the Board of Directors, all acts and making all decisions and doing all other things, for, on behalf of or in relation to the Trust, as is required by applicable law or desirable of the applicable committee of the governing body of the Trust;

(m) Undertaking responsibility to make all decisions and take, or cause to be taken, all such actions relating to all matters pertaining to the Trust in respect of which the administrator has a conflict of interest;

(n) Determining the timing and terms of any offer by the Trust for, and repurchase by the Trust of, previously issued Trust units;

(o) Determining whether to make any amendments to the Declaration of Trust, as in the opinion of the Board of Directors may be necessary or appropriate, in order to provide unitholders with the benefit of any legislation limiting their liability (including, if appropriate, amendments to effect a change in the status of the Trust or the laws governing the Trust); and

(p) Undertaking all matters in connection with any take-over bid, merger, amalgamation, arrangement, reorganization, recapitalization, purchase or repurchase of any securities or assets of any person, any business combination, or any other similar transaction involving the Trust (the foregoing individually referred to as a Transaction and collectively as the Transactions), including, without limiting the generality of the foregoing, the right, power and authority to:

  (i) Establish, implement and amend (when and as required, once established) any unitholder rights plan as the General Partner may determine to be desirable for the Trust to establish;

  (ii) Issue news releases and ensure compliance by the Trust with its continuous disclosure obligations under all applicable securities legislation;

  (iii) Provide, or arrange for the provision of, investor relations services to the Trust;

  (iv) Approve, prepare or cause to be prepared, and send or cause to be sent to unitholders, any circular or other disclosure documents (and all amendments thereto) required under applicable securities legislation in response to any offer for the Trust units; and

  (v) Call and hold, as well as prepare or cause to be prepared all materials (including notices of meetings and information circulars) in respect of all special meetings of unitholders required in connection with any Transaction;

(q) Making all determinations, enter all agreements, prepare all documents and take all other actions with respect to any Transaction which the General Partner may determine to be necessary, expedient, desirable or advisable for the best interests of the Trust and its unitholders, and so as to comply with all applicable laws; and

(r) Doing all such other acts and things whatsoever as may be incidental to or required in connection with the foregoing.

The Delegation Agreement will continue in full force and effect until such time as the first of the following occurs: (a) the Trust or the General Partner terminates the Delegation Agreement by notice to the other parties to the Delegation Agreement, with termination to become effective 30 days after the receipt of such notice by the last of the parties; (b) the parties mutually agree in writing to terminate the Delegation Agreement; or (c) the Trust is terminated pursuant to the Declaration of Trust.

EXPENSES

Pursuant to the Delegation Agreement, generally, all costs, charges and expenses reasonably incurred by the General Partner and the Board of Directors in carrying out the General Partner's obligations and duties under the Delegation Agreement in connection with the provision and performance of the services delegated thereunder (including, without limitation, salary, wages, and other forms of compensation paid to employees engaged in rendering the services to be provided thereunder and/or management fees paid to management entities which might be engaged to provide such services) shall be payable by the Trust out of the Trust's assets.

Pursuant to the Administration Agreement, AltaGas Ltd. is reimbursed by each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner, without duplication, for such of the expenses (including, without limitation, salary, wages and other forms of compensation paid to employees engaged in rendering services under the Administration Agreement, and out-of-pocket expenses) incurred by AltaGas Ltd. as are, in the opinion of AltaGas Ltd., acting reasonably, reasonably allocable respectively thereto.

AltaGas Ltd. as administrator calculates the expenses and allocation thereof for each month and periodically invoices each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner, without duplication, in respect thereof by setting out the details of the services provided by AltaGas Ltd. and the expenses and taxes incurred by AltaGas Ltd. in connection therewith. Such amounts shall be payable by each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner, without duplication, not later than 30 days after such month. Notwithstanding the foregoing, each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner, without duplication, shall have the right from time to time on written notice to AltaGas Ltd. to assign the obligation to reimburse AltaGas Ltd., whereupon the assignee shall be responsible for such reimbursements until further notice and shall be invoiced for such.

Notwithstanding the foregoing, in respect of expenses allocable to the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 or the General Partner that are not, in accordance with the Tax Act properly deductible against the respective income in the fiscal year in which the expense is incurred, AltaGas Ltd. has agreed to waive reimbursement in that fiscal year of that portion of the expense which is not deductible in that fiscal year and to provide AltaGas LP #2 (or, if AltaGas LP #2 has been wound-up or otherwise no longer exists, AltaGas LP #1) with the funds necessary to pay the non-deductible portion of the expenses of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 or the General Partner by repayment of loan, return of capital or otherwise. AltaGas LP #2 (or, if AltaGas LP #2 has been wound-up or otherwise no longer exists, AltaGas LP #1) will lend an amount equal to that non-deductible portion to the applicable entity. The amount loaned will be non-interest bearing and repayable at the end of the first calendar quarter of each subsequent fiscal year of that entity as to the amount then deductible in accordance with the Tax Act in such fiscal year, until fully repaid.

ADMINISTRATION AGREEMENT

Except as otherwise provided in the Declaration of Trust or as expressly prohibited by applicable law, the Trustee has the power to grant or delegate to an administrator such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under the Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to such administrator to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make decisions which conform to general policies and general principles set forth in the Declaration of Trust or established by the Trustee. Pursuant to that authority, AltaGas Ltd. has been given the powers and duties expressly provided for in the Declaration of Trust and in the Administration Agreement, including the power to further delegate administration of the Trust.

Generally, AltaGas Ltd. provides administrative and support services to, and is responsible for the management and general administration of, the affairs of the Trust, and pursuant to the Administration Agreement:

(a) Undertakes any matters required by the terms of the Declaration of Trust to be performed by the Trustee, which are not otherwise delegated therein, pursuant to the Delegation Agreement or the Administration Agreement and generally provides all other services as may be necessary or as requested by the Trustee for the administration of the Trust;

(b) Prepares all returns, filings and documents and makes all determinations necessary for the discharge of the Trustee's obligations under the Declaration of Trust;

(c) Retains and monitors, on behalf of the Trustee, the transfer agent and other organizations serving the Trust;

(d) On behalf of the Trust , authorizes and pays operation expenses incurred on behalf of the Trust and negotiates contracts with third-party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

(e) Provides office space, telephone, office equipment, facilities, supplies and executive, secretarial and clerical services;

(f) Subject to the direction and approval of the General Partner, deals with banks and other institutional lenders, including in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Trust or any entity in which the Trust holds any direct or indirect interest;

(g) Subject to the approval of the General Partner, prepares and provides to the unitholders annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information;

(h) Submits all income tax returns and filings to the Trustee in sufficient time prior to the dates upon which they must be filed so that the Trustee has a reasonable opportunity to review them, execute them and return them to AltaGas Ltd., and arranges for their filing within the time required by applicable tax law;

(i) Subject to the approval of the General Partner, computes, determines and makes on the Trust's behalf distributions to Trust unitholders of distributions properly payable by the Trust and administers on behalf of the Trust such distribution reinvestment plans and other similar plans as the Trust may establish from time to time;

(j) Ensures compliance by the Trust with, and enforces all rights of the Trust under, all agreements entered into by the Trust, including the Support Agreement among the Trust, Holding Trust, AltaGas LP #1 and AltaGas LP #2 and the Voting and Exchange Trust Agreement;

(k) Ensures compliance by the Trust with all applicable securities legislation including without limitation, continuous disclosure obligations;

(l) Subject to the approval of the General Partner, prepares on behalf of the Trust any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust units;

(m) Provides investor relations services to the Trust;

(n) Calls and holds all annual and/or special meetings of unitholders pursuant to the Declaration of Trust and subject to the approval of the General Partner, prepares and arranges for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(o) Subject to the approval of the General Partner, prepares and provides or causes to be provided to unitholders on a timely basis all information to which unitholders are entitled under the Declaration of Trust and under applicable laws, including information on proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust;

(p) Takes all steps necessary to complete the issuance of securities of the Trust as directed by the General Partner;

(q) Attends to all administrative and other matters arising in connection with any redemptions of Trust units;

(r) Obtains and maintains appropriate liability insurance for the benefit of the directors and officers of the Holding Trust Trustee, the General Partner and AltaGas Ltd. and its subsidiaries;

(s) Ensures that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a "mutual fund trust" within the meaning of that act since inception, and assuming the requirements for such election are met, monitors on behalf of the General Partner the Trust's status as such a mutual fund trust and provides the Trustee and the General Partner with written notice when the Trust ceases or is at risk of ceasing to be such a mutual fund trust;

(t) Monitor the investments of the Trust to ensure that the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the Tax Act, the result of which would be to expose the Trust to Part XI tax under such act;

(u) Under the direction of the General Partner, undertakes, manages and prosecutes any and all proceedings from time to time before or in respect of governmental authorities on behalf of the Trust;

(v) Subject to the approval of the General Partner, prepares any prospectus or comparable documents of the Trust to qualify the sale of securities of the Trust from time to time; and

(w) Promptly notifies the Trust of any event that might reasonably be expected to have a material adverse effect on the affairs of the Trust.

AltaGas Ltd. provides similar administrative services to the foregoing to each of Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to the Administration Agreement, modified as necessary to take into account the nature of the entity and the terms, conditions and limitations of the Holding Declaration of Trust, the constating documents of the General Partner, AltaGas LP #1 Limited Partnership Agreement and AltaGas LP #2 Limited Partnership Agreement, respectively.

In the conduct of its duties pursuant to the Administration Agreement, AltaGas Ltd. has full right, power and authority to execute and deliver all contracts, leases, licenses and other documents and agreements, to make applications and filings with governmental authorities and take such other actions as it considers appropriate in connection with the business of the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2, respectively.

AltaGas Ltd. must exercise the powers and discharge the duties conferred under the Administration Agreement honestly, in good faith and in the best interests of the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 and exercise the degree of care, diligence and skill that a reasonably prudent administrator in Canada having responsibilities of a similar nature would exercise in comparable circumstances.

DECLARATION OF TRUST AND DESCRIPTION OF UNITS

The following is a summary which does not purport to be complete of the material attributes and characteristics of the Trust units and special voting units and certain provisions of the Declaration of Trust. Reference is made to the Declaration of Trust for the full text of its provisions and a complete description of the Trust units and special voting units.

TRUST UNITS

An unlimited number of Trust units may be created and issued pursuant to the Declaration of Trust. Each Trust unit entitles the holder thereof to one vote at any meeting of the unitholders or in respect of any written resolution of unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding up of the Trust. All Trust units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each Trust unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust units held by such holder. See "Declaration of Trust and Description of Units – Trust Unit Redemption Right".

SPECIAL VOTING UNITS

The Declaration of Trust allows for the creation of special voting units which enables the Trust to provide voting rights to holders of exchangeable securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable units issued by AltaGas LP #1 and AltaGas LP #2 to vote at meetings of unitholders. The Special Voting Unit created and issued pursuant to the Arrangement was issued to the Voting and Exchange Trustee. The holder of a special voting unit, including in respect of the Special Voting Unit, the Voting and Exchange Trustee, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes at meetings of unitholders as is equal to the number of Trust units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable units pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of unitholders pursuant to the instructions of the holders of Exchangeable units. However, if no instructions are provided by the holders of Exchangeable units, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that upon the exchange of Exchangeable units for Trust units, the entitlement to vote pursuant to the Special Voting Unit will be eliminated in respect of those Exchangeable units.

EXCHANGEABLE UNITS

AltaGas LP #1 is authorized to issue an unlimited number of AltaGas LP #1 B units. Similarly, AltaGas LP #2 is authorized to issue an unlimited number of AltaGas LP #2 B units. AltaGas LP #1 and AltaGas LP #2 issued AltaGas LP #1 B units and AltaGas LP #2 B units, respectively, to eligible AltaGas Services' securityholders in consideration for their common shares in the capital of AltaGas Services pursuant to the Arrangement.

Each Exchangeable unit is exchangeable for a Trust unit on a one-for-one basis at any time at the option of the holder, entitles the holder thereof to receive non-interest bearing loans from AltaGas LP #1 or AltaGas LP 2, as the case may be, in an amount in cash equal to the cash distributions made by the Trust on a Trust unit, entitles the holder thereof to direct the Voting and Exchange Trustee to vote the Special Voting Unit at all meetings of unitholders, entitles the holder thereof to vote separately as a class in respect of proposals to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable units or in respect of any other amendment to the applicable limited partnership agreement which will have an adverse impact on the holders of such Exchangeable units, will not be transferable except to eligible transferees, and AltaGas LP #1 or AltaGas LP #2, as the case may be, will be entitled to acquire all of the Exchangeable units in exchange for Trust units in certain specified circumstances, including there being outstanding fewer than 750,000 AltaGas LP #1 B units or 1,000,000 AltaGas LP #2 B units or in the event of certain transactions which may involve a change of control of the Trust.

ISSUANCE OF UNITS

The Declaration of Trust provides that Trust units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for Trust units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

DISTRIBUTIONS

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

PURCHASE OF UNITS

The Trust may from time to time purchase for cancellation some or all of the Trust units (or other securities of the Trust which may be issued and outstanding from time to time) in the market, by private agreement or upon any recognized stock exchange on which such Trust units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust units, provided in each case that the Trustee has determined that such purchases are in the best interests of the Trust. Any such purchases may constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof. A unitholder will not have the right at any time to require the Trust to purchase such unitholder's Trust units.

TRUST UNIT REDEMPTION RIGHT

Trust units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requesting the Trust to redeem Trust units. Upon receipt of the notice to redeem Trust units by the Trust, the holder thereof shall thereafter cease to have any rights with respect to the Trust units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as required) including the right to receive any distributions thereon which are declared payable on a date subsequent to the day of receipt by the Trust of the notice requesting redemption.

Cash Redemption

Upon receipt by the Trust of the notice to redeem Trust units, the tendering unitholder will thereafter be entitled to receive the Market Redemption Price, which is equal to the lesser of: (a) 90 percent of the Market Price per Trust unit on the principal stock exchange on which the Trust units are listed (or, if the Trust units are not listed on any such exchange, on the principal market on which the Trust units are quoted for trading) during the period of the last 10 trading days immediately prior to the date on which the Trust units were tendered for redemption; and (b) 100 percent of the Closing Market Price on the principal stock exchange on which the Trust units are listed (or, if the Trust units are not listed on any such exchange, on the principal market on which the Trust units are quoted for trading) on the date that the Trust units were tendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of the Trust units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment within five business days after the end of the calendar month in which the Trust units were tendered for redemption.

Trust unitholders will not receive cash upon the redemption of their Trust units if:

(a) The total amount payable by the Trust in respect of such Trust units and all other Trust units tendered for redemption in the same calendar month exceeds $50,000; provided that the Trustee may, in its sole discretion, waive such limitation in respect of all Trust units tendered for redemption in any calendar month. If this limitation is not so waived, the Trust units tendered for redemption in such calendar month shall be redeemed for cash based on the Market Redemption Price and, unless any applicable regulatory approvals are required, by a distribution in specie of the Trust's assets, based on the in specie Redemption Price (as defined below), which may include Series 3 Notes issued by Holding Trust (Series 3 Notes) or other assets held by the Trust, on a pro rata basis. See "Holding Trust – Holding Trust Notes";

(b) At the time such Trust units are tendered for redemption, the outstanding Trust units are not listed for trading on the TSX or traded or quoted on any stock exchange or market which the Trustee considers, in its sole opinion, provides representative fair market value prices for the Trust units;

(c) The normal trading of the Trust units is suspended or halted on any stock exchange on which the Trust units are listed for trading or, if not so listed, on any market on which the Trust units are quoted for trading, on the date that such Trust units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10-day trading period prior to the date on which such Trust units were tendered for redemption; or

(d) The redemption of Trust units will result in the delisting of the Trust units on the principal stock exchange on which the Trust units are listed.

In Specie Redemption

If a cash redemption is not available for Trust units tendered for redemption by a unitholder, then such unitholder will, instead of the Market Redemption Price per Trust unit, be entitled to receive a price per Trust unit (the in specie Redemption Price) equal to the fair market value of a Trust unit as determined by the Trustee in its sole discretion. The in specie Redemption Price will, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of Trust assets, which may include Series 3 Notes or other assets held by the Trust (other than Holding Trust units), as determined in the sole discretion of the Trustee.

The aggregate in specie Market Redemption Price payable by the Trust in respect of the Trust units surrendered for redemption during any calendar month shall be paid by the transfer, to or to the order of the Trust unitholder who exercised the right of redemption within five business days after the end of the calendar month in which the Trust units were tendered for redemption, of Trust assets.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust units to dispose of their Trust units. Series 3 Notes which may be distributed in specie to Trust unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Series 3 Notes. Series 3 Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

MEETINGS OF UNITHOLDERS

The Declaration of Trust provides that meetings of unitholders must be called and held for, among other matters, the election of the Board of Directors, the appointment or removal of the auditors of the Trust, the approval of amendments to the Declaration of Trust (except as described under "Declaration of Trust and Description of Units - Amendments to the Declaration of Trust"), the sale of all or substantially all of the Trust's assets, the dissolution or termination of the Trust and the appointment or removal of the Holding Trust Trustee. Meetings of unitholders will be called and held annually for, among other things, the election of the Board of Directors and the appointment of the auditors of the Trust.

A meeting of unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5 percent of all votes entitled to be voted at a meeting of unitholders (including the votes attached to Exchangeable units by virtue of the Special Voting Unit) by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Subject to the Voting and Exchange Trust Agreement, only unitholders of record may attend and vote at all meetings of unitholders either in person or by proxy and a proxyholder need not be a unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5 percent of the votes attaching to all outstanding Trust units and the Special Voting Unit shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the Special Voting Unit shall be regarded as representing outstanding Trust units equivalent in number to the number of Exchangeable units represented by proxy by the Voting and Exchange Trustee at such meeting.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of unitholders in accordance with the requirements of applicable laws.

LIMITATION ON NON-RESIDENT OWNERSHIP

In order to ensure that the Trust qualifies as a "mutual fund trust" under the Tax Act, the Declaration of Trust provides, in part, that:

(a) The General Partner shall: (i) prior to the consummation of any transaction involving the acquisition by the Trust of any properties or assets other than securities of the General Partner or Holding Trust; (ii) prior to any material modification to the Trust other than as contemplated by (i); (iii) promptly following any proposed amendment to paragraph 132(7)(a) of the Tax Act or the publication of any administrative bulletin or other notice of interpretation relating to the interpretation or application of such section; or (iv) otherwise at any time when requested by the Trustee, obtain an opinion of counsel confirming whether the Trust is, at the date thereof and following such transaction or event (which in the case of (iii) shall mean the coming into effect of the amendment or change of interpretation), entitled to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" under the Tax Act;

(b) If at any time the Board of Directors determines, in its sole discretion, or becomes aware, pursuant to (a) above or otherwise, that the Trust's ability to continue to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" thereunder is in jeopardy, then forthwith after such determination:

    (i) The Trust shall not be maintained primarily for the benefit of non-residents and it shall be the sole responsibility of the General Partner to monitor the holdings by non-residents; and

    (ii) The General Partner shall take such steps as are necessary or desirable to ensure that the Trust is not maintained primarily for the benefit of non-residents;

(c) The General Partner may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Trust units, perform residency searches of Trust unitholders and holders of Exchangeable units and beneficial Trust unitholders and holders of Exchangeable units mailing address lists and take such other steps specified by the General Partner, at the cost of the Trust, to determine or estimate as best possible the residence of the beneficial owners of Trust units; and

(d) If at any time the Board of Directors, in its sole discretion, determines that it is in the best interest of the Trust, the General Partner, notwithstanding the ability of the Trust to continue to rely on subsection 132(7)(a) of the Tax Act for the purpose of qualifying as a "mutual fund trust" under the Tax Act or otherwise, may:

    (i) Require the Trustee to refuse to accept a subscription for Trust units from, or issue or register a transfer of Trust units to, a person unless the person provides a declaration to the Trust that the Trust units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non-resident;

    (ii) To the extent practicable in the circumstances, send a notice to registered holders of Trust units which are beneficially owned by non-residents, chosen in inverse order to the order of acquisition or registration of such Trust units beneficially owned by non-residents or in such other manner as the General Partner may consider equitable and practicable, requiring them to sell their Trust units which are beneficially owned by non-residents or a specified portion thereof within a specified period of not less than 60 days. If the Trust unitholders receiving such notice have not sold the specified number of such Trust units or provided the General Partner with satisfactory evidence that such Trust units are not beneficially owned by non-residents within such period, the General Partner may, on behalf of such registered Trust unitholders, sell such Trust units and, in the interim, suspend the voting and distribution rights attached to such Trust units and make any distribution in respect of such Trust units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust units so deposited of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the Trust Certificates representing such Trust units;

(iii) Delist the Trust units from non-Canadian stock exchanges; and/or

(iv) Take such other actions as the Board of Directors determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust units held by non-resident Trust unitholders to ensure that the Trust is not maintained primarily for the benefit of non-residents.

AMENDMENTS TO THE DECLARATION OF TRUST

The Trustee may, without the consent, approval or ratification of any of the unitholders, amend the Declaration of Trust at any time:

(a) For the purpose of ensuring the Trust's continuing compliance with applicable laws, regulations or policies of any governmental authority having jurisdiction over the Trustee or the Trust;

(b) In a manner which, in the opinion of the Trustee, provide additional protection for the unitholders;

(c) In a manner which, in the opinion of the Trustee, is necessary or desirable as a result of changes in Canadian tax laws;

(d) To remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the unitholders; or

(e) To change the situs of, or the laws governing, the Trust which, in the opinion of the Trustee is desirable in order to provide unitholders with the benefit of any legislation limiting their liability.

TERM OF THE TRUST

The unitholders may vote by special resolution to terminate the Trust at any meeting of the unitholders duly called for that purpose, following which the Trustee shall commence to wind-up the affairs of the Trust (and shall thereafter be restricted to only such activities).

Unless the Trust is earlier terminated or extended by vote of the unitholders, the Trustee shall commence to wind up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the earlier of March 24, 2104 and the date which is one day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. In the event that the Trust is wound up, the Trustee will sell and convert into money the assets of the Trust in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the unitholders (in respect of termination authorized pursuant to a special resolution). After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of Trust's assets pro rata among the unitholders.

TAKE-OVER BIDS

The Declaration of Trust contains provisions to the effect that if a take-over bid, as defined under the Securities Act (Alberta), is made for the Trust units and not less than 90 percent of the Trust units (including Trust units issuable upon the conversion, exercise or exchange of any securities exchangeable into Trust units but not including any Trust units held at the date of the take-over bid by or on behalf of, or issuable to, the offeror or an affiliate or associate of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust units and exchangeable securities held by unitholders who did not accept the take-over bid on the terms offered by the offeror.

HOLDING TRUST

The Holding Declaration of Trust contains provisions substantially similar to those of the Declaration of Trust relating to the Trust. The principal differences between the Holding Declaration of Trust and the Declaration of Trust for the Trust are those described below. The description below is a summary only and is qualified in its entirety by reference to the text of the Holding Declaration of Trust and the Declaration of Trust.

GENERAL

Holding Trust is an unincorporated investment trust established under the laws of Alberta pursuant to the Holding Declaration of Trust. Its activities are restricted but include specifically, among other things: acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind of, or issued by, AltaGas LP #1, AltaGas LP #2, AltaGas Ltd. or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, extracting, transporting, buying, storing or selling of petroleum, natural gas, natural gas liquids, and other related products, power or other forms of energy, and related businesses, and such other investments as the Holding Trust Trustee may determine, and borrowing funds and issuing debt securities for such purposes and entering into hedging arrangements in relation thereto; and engaging in all activities ancillary or incidental to any of the foregoing activities and undertaking such other activities or taking such actions including investing in securities as shall be approved by the Holding Trust Trustee from time to time.

As at the date of this Annual Information Form, Holding Trust does not intend to hold securities of any entities other than AltaGas LP #1.

RESTRICTIONS ON HOLDING TRUST TRUSTEE'S POWERS

Notwithstanding any of the Holding Trust Trustee's power and authority, the Holding Trust Trustee may not under any circumstances vote its securities of AltaGas LP #1, or permit AltaGas LP #1 to vote its interests in AltaGas LP #2 or AltaGas LP #2 to vote its securities of AltaGas Ltd., to authorize:

(a) Any sale, lease or other disposition of all or substantially all of the assets of AltaGas LP #1, AltaGas LP #2 or AltaGas Ltd., except in conjunction with an internal reorganization or a pledge to secure indebtedness incurred in carrying out the purposes of Holding Trust;

(b) Any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving AltaGas LP #1, AltaGas LP #2 or AltaGas Ltd., except in conjunction with an internal reorganization;

(c) The winding-up, liquidation or dissolution of AltaGas Ltd., or (unless all of such limited partnership interests therein are owned directly or indirectly by the Trust) AltaGas LP #1 or AltaGas LP #2 prior to the end of the term of Holding Trust or the Trust; or

(d) Any material amendment to the AltaGas LP #1 limited partnership agreement, the AltaGas LP #2 limited partnership agreement, or the constating documents of AltaGas Ltd., in a manner prejudicial to Holding Trust or the Trust,

without the approval of the unitholders of Holding Trust by special resolution at a meeting of such unitholders called for that purpose. In addition, except as part of an internal reorganization of the direct or indirect assets of Holding Trust as a result of which Holding Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization, the Holding Trust Trustee shall have no power to sell all or substantially all of its assets or cause any subsidiary to sell all or substantially all of the direct or indirect assets of the Trust, in each case in a single transaction or a series of related transactions, without the approval of the unitholders of Holding Trust by special resolution.

REDEMPTION RIGHT

The right of redemption conferred upon a holder of trust units of Holding Trust by the Holding Declaration of Trust and discussed below may only be exercised after the holder of trust units of Holding Trust has received written notice from the Holding Trust Trustee that it may exercise that right, such that holders of Holding Trust trust units will not be entitled to redeem their Holding Trust trust units on demand.

Subject to the foregoing limitation, the Holding Trust trust units will be redeemable, upon meeting the terms and conditions to exercise such right (including time period(s)) specified in the written notice by the Holding Trust Trustee, upon delivery to Holding Trust of a duly completed and properly executed notice requiring Holding Trust to redeem

Holding Trust trust units, in a form reasonably acceptable to the Holding Trust Trustee, together with the certificates for Holding Trust trust units representing Holding Trust trust units to be redeemed and written instructions as to the number of Holding Trust trust units to be redeemed. Upon tender of Holding Trust trust units by a holder thereof for redemption, the holder of Holding Trust trust units tendered for redemption will no longer have any rights with respect to such Holding Trust trust units, including the right to receive any distributions thereon which are declared payable to the holders of Holding Trust trust units of record on a date which is subsequent to the day of receipt by Holding Trust of such notice, other than the right to receive the redemption price for such Holding Trust trust units. The redemption price for each Holding Trust trust unit tendered for redemption will be equal to (the Holding Redemption Price):

$$\frac{(A \times B) - C}{D}$$

Where:

A = The cash redemption price per Trust unit calculated as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder of Holding Trust trust units;

B = The aggregate number of Trust units outstanding as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder thereof;

C = The aggregate unpaid principal amount and accrued interest thereon of any indebtedness held by or owed to the Trust (including the Holding Trust Notes) and the fair market value of any other assets or investments held by the Trust (other than Holding Trust trust units) as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder thereof; and

D = The aggregate number of Holding Trust trust units outstanding as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder thereof.

The aggregate Holding Redemption Price payable by Holding Trust in respect of any Holding Trust trust unit tendered for redemption by the holders thereof during any month will be satisfied, at the option of the Holding Trust Trustee: (a) in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the holder whose Holding Trust trust units are to be redeemed; (b) by the issuance to or to the order of the holder whose Holding Trust trust units are to be redeemed of such aggregate amount of Series 2 Notes as is equal to the aggregate Holding Redemption Price payable to such holder rounded down to the nearest $10, with the balance of any such aggregate Holding Redemption Price not paid-in Series 2 Notes to be paid in immediately available funds by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of such holder; or (c) by any combination of payment in immediately available funds, drawn on a Canadian chartered bank or trust company in lawful money of Canada, and Series 2 Notes as the Holding Trust Trustee shall determine in its discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Holding Trust trust units were so tendered for redemption; provided, however, that a holder whose Holding Trust trust units are to be redeemed may elect, at any time prior to the payment of the Holding Redemption Price, to receive Series 2 Notes, pursuant to clause (b) above in the place of all or part of a payment pursuant to clause (a) or (b) above of the cash otherwise payable, the amount of such Series 2 Notes payable to be equal to the amount of cash otherwise payable, rounded down to the nearest $10, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Holding Trust trust units were so tendered for redemption.

CASH DISTRIBUTIONS

Holding Trust intends to make monthly cash distributions to the Trust of its net monthly cash flow, after satisfaction of its interest obligations on the Holding Trust Notes, if any, and less any estimated cash amounts required for expenses, costs and other obligations of Holding Trust. Such distributions will be paid on the day which is the same as the Trust's distribution payment date to enable the Trust to pay its distributions.

If the Holding Trust Trustee determines that Holding Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Holding Trust trust units or Holding Trust Notes having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Holding Trust Trustee to be available for the payment of such distribution. The value of each Holding Trust trust unit so issued will be the Holding Redemption Price thereof and the value of each Holding Trust Note so issued will be the redemption amount thereof as determined pursuant to the Holding Trust Note Indenture.

Any Holding Trust trust units transferred to unitholders pursuant to a distribution in specie may be subject to resale and transfer restrictions and cannot be resold or transferred except as permitted by applicable securities law.

LIMITATION ON NON-RESIDENT OWNERSHIP

Notwithstanding any other provision of the Holding Declaration of Trust, no Holding Trust trust unit may be issued to, held by or transferred to a non-resident.

RESTRICTIONS ON TRANSFER OF HOLDING TRUST UNITS

Notwithstanding any other provision of the Holding Declaration of Trust, no transfer of any Holding Trust trust unit will be made without the consent of the Holding Trust Trustee, which consent may be withheld by the Holding Trust Trustee for any reason.

HOLDING TRUST NOTES

The Holding Trust Note Indenture authorizes the creation and issuance of three series of Holding Trust Notes in Canadian Currency: Series 1 Notes; Series 2 Notes; and Series 3 Notes. Each series of Holding Trust Notes consists of an unlimited aggregate principal amount, is issuable in denominations of $10 and integral multiples of $10, represents an unsecured debt obligation of Holding Trust and is redeemable pursuant to the provisions of the Holding Trust Note Indenture. In addition, the specific characteristics unique to each series of Holding Trust Note are as follows:

(a) Series 1 Notes:

- (i) Payable on demand and, in any event, mature on the 25th anniversary of the date of issuance;
- (ii) Non-interest bearing until maturity and thereafter bear interest;

(b) Series 2 Notes:

- (i) May be issued only to holders of Holding Trust trust units in payment of, and for an aggregate principal amount equal to, the Holding Redemption Price of such Holding Trust trust units;
- (ii) Mature on a date determined by Holding Trust Trustee, not to exceed five years from issuance; and
- (iii) Bear interest from and including the date of issuance at a market rate determined at the time of issuance by the Holding Trust Trustee; and

(c) Series 3 Notes:

- (i) May be issued only to holders of Series 1 Notes in payment of, and for an aggregate principal amount equal to, the Holding Redemption Price of such Series 1 Notes;
- (ii) Mature on the 25th anniversary of the date of issuance; and
- (iii) Bear interest from and including the date of issuance at a market rate determined at the time of issuance by the Holding Trust Trustee.

Payment Upon Maturity

On maturity, Holding Trust will repay the Holding Trust Notes by paying to the Note Trustee under the Holding Trust Note Indenture in cash an amount equal to the principal amount of the outstanding Holding Trust Notes which have then matured, together with accrued and unpaid interest thereon.

Redemption

The Holding Trust Notes are redeemable at the option of Holding Trust prior to maturity.

Subordination/Security

The Holding Trust Notes rank pari passu with one another. However the payment of the principal amount and interest on any of the Holding Trust Notes is expressly subordinated in right of payment to the prior payment in full of all senior indebtedness, being all indebtedness, liabilities and obligations of Holding Trust which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or pari passu with the indebtedness evidenced by the Holding Trust Note Indenture. In addition, any liens held by the Note Trustee or holders of Holding Trust Notes, as well as the rights, remedies and recourses granted to the Note Trustee or holders of Holding Trust Notes, are completely subordinated to any and all liens held at present or in the future by the holders of senior indebtedness notwithstanding any ranking that might otherwise be established by law.

The Holding Trust Note Indenture provides that upon any distribution of the assets of Holding Trust in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Holding Trust, or in the event of any proceedings for voluntary liquidation or termination or other winding-up of Holding Trust, the holders of all such senior indebtedness will be entitled to receive payment in full (of principal, premium or penalty, if any, and interest) before the holders of the Holding Trust Notes are entitled to receive any payment.

Default

The Holding Trust Note Indenture provides that any of the following shall constitute an event of default:

(a) If default is made in the payment of any principal due on any of the Holding Trust Notes of any series when the same becomes due under any provision of the Holding Trust Note Indenture or of the Holding Trust Notes as required under Holding Trust Note Indenture and such default shall have continued for a period of 10 business days; or

(b) If default is made in the payment of any interest due on any of the Holding Trust Notes and such default shall have continued for a period of 15 business days; or

(c) If default is made in the performance or breach by Holding Trust of any other covenant or agreement under the provisions of the Holding Trust Notes or the Holding Trust Note Indenture which shall continue for 30 days after written notice specifying such default and requiring such default to be remedied shall have been given to Holding Trust by the Note Trustee; or

(d) If there occurs with respect to any issue or issues of indebtedness of Holding Trust having an outstanding principal amount of $100 million or more an event of default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; or

(e) If a proceeding or action shall be commenced against Holding Trust, except in certain circumstances, in any court of competent jurisdiction, seeking (i) its reorganization, liquidation, termination or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a receiver, custodian, liquidator or the like of Holding Trust or all or any substantial part of its property, or (iii) similar relief in respect of Holding Trust under any law relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, and such proceeding or action shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 or more days, or an order for relief against Holding Trust shall be entered in an involuntary case under the Bankruptcy Act; or

(f) If Holding Trust shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, examiner, liquidator or the like of itself or of all or any substantial part of its property, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the Bankruptcy Act or any other similar foreign statute, (iv) institute any proceeding or file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, termination, winding up or composition or readjustment of debts, (v) fail to contest in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Bankruptcy Act or any other similar foreign statute, or (vi) take any action for the purpose of effecting any of the foregoing; or

(g) If a creditor shall have taken possession of all or substantially all of the assets of Holding Trust.

Holding Trust Unit Certificates

As Holding Trust trust units are not intended to be issued or held by any person other than the Trust, registration of interests in, and transfers of, the Holding Trust trust units will not be made through the book entry system administered by the Canadian Depository for Securities Limited. Rather, holders of Holding Trust trust units will be entitled to receive certificates therefore.

MEETINGS OF HOLDING TRUST UNITHOLDERS

An annual meeting of holders of Holding Trust trust units shall be called on a day on or before June 30 in each year, at such time and place as shall be prescribed for the purpose of presenting the audited financial statements of Holding Trust, appointing the auditors of Holding Trust for the ensuing year and transacting such other business as the Holding

Trust Trustee may determine or as may properly be brought before the meeting. Notwithstanding the foregoing, a resolution in writing executed by holders of Holding Trust trust units holding more than 66 2/3 percent of the votes attached to Holding Trust trust units at any time will be valid and binding for all purposes.

GENERAL PARTNER

Pursuant to the Delegation Agreement, the General Partner is delegated certain of the Trustee's powers and duties in respect of the business and affairs of the Trust and pursuant to the Unanimous Shareholder Agreement the General Partner is entitled to exercise the powers of the directors of AltaGas Ltd. and any other entities as determined to manage, or supervise the management of, the business and affairs of AltaGas Ltd. See "Management of the Trust – Delegation Agreement" and "Declaration of Trust and Description of Units – Meetings of Unitholders".

The General Partner is the general partner of AltaGas LP #1, AltaGas LP #2, AltaGas Limited Partnership, PremStar Energy Canada Limited Partnership and ECNG Energy. The General Partner is also a party to the Administration Agreement pursuant to which AltaGas Ltd. provides certain administrative services to the General Partner. See "Management of the Trust – Administration Agreement".

DIRECTORS AND OFFICERS

The number of directors of the General Partner is to be determined from time to time by resolution of the Board of Directors. The number of directors currently comprises seven of which six are independent directors.

The term of office of any director continues until the annual meeting of shareholders of the General Partner next following the director's election or appointment or (if an election or appointment of a director is not held at such meeting or if such meeting does not occur) until the date on which the director's successor is elected or appointed, or earlier if the director dies or resigns or is removed or disqualified, or until the director's term of office is terminated for any other reason in accordance with the constating documents of the General Partner. Pursuant to the Declaration of Trust, the unitholders will annually be entitled to direct the Trustee as to the persons to be elected to the Board of Directors.

The names, municipalities of residence, positions with the General Partner and principal occupations within the last five years of the current directors and officers of the General Partner are set out below.

Name of Director, Municipality of Residence and Position with the General Partner	Principal Occupation During the Past Five Years	Director Since	Securities Beneficially Owned or Controlled[1]
David W. Cornhill [3][9] Calgary, Alberta, Canada Chairman, President and Chief Executive Officer	Since 2005, Chairman, President and Chief Executive Officer of AltaGas and the General Partner. In 2004, Chairman and Chief Executive Officer of AltaGas and the General Partner. Chairman and Chief Executive Officer of AltaGas Services from 2003 to 2004. Prior thereto President and Chief Executive Officer of AltaGas Services.	May 1, 2004 Director of AltaGas Services from March 28, 1994 to April 30, 2004	985,517 Trust Units Nil Trust Options
Allan L. Edgeworth [2][3][4] Calgary, Alberta, Canada Director	President ALE Energy Inc. from January 2005. President and Chief Executive Officer Alliance Pipeline 2001 through 2004. Executive Vice President and Chief Operating Officer Alliance Pipeline 1998 to 2001.	March 2, 2005	Nil Trust Units 35,000 Trust Options
Denis C. Fonteyne[2][3][5] Calgary, Alberta, Canada Director	Natural gas industry consultant since 1997.	May 1, 2004 Director of AltaGas Services from September 1, 1998 to April 30, 2004	36,300 Trust Units 15,000 Trust Options
Daryl H. Gilbert [2][4][5][8] Calgary, Alberta, Canada Director	Independent businessman from January 2005. Prior thereto President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd. (an engineering consulting firm).	May 1, 2004 Director of AltaGas Services from May 4, 2000 to April 30, 2004	36,800 Trust Units 15,000 Trust Options
Robert B. Hodgins [2][4][6] Calgary, Alberta, Canada Director	Independent businessman from November 2004. Chief Financial Officer Pengrowth Energy Trust from 2002 to 2004. Vice President and Treasurer Canadian Pacific Limited 1998 to 2002.	March 2, 2005	2,000 Trust Units 35,000 Trust Options

Name of Director, Municipality of Residence and Position with the General Partner	Principal Occupation During the Past Five Years	Director Since	Securities Beneficially Owned or Controlled(1)
Myron F. Kanik (2)(5)(6)(7) Calgary, Alberta, Canada Director	President Kanik and Associates Ltd. (an energy industry consulting company).	May 1, 2004 Director of AltaGas Services from June 1, 2001 to April 30, 2004	43,161 Trust Units 15,000 Trust Options
David F. Mackie (2)(5)(6) Houston, Texas, United States Director	Energy industry consultant and venture capital investor.	May 1, 2004 Director of AltaGas Services from January 12, 1995 to April 30, 2004	964,530 Trust Units 15,000 Trust Options

(1) References to Trust units in this column includes both Trust units and Exchangeable units beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and officer as at December 31, 2006.
(2) Independent director.
(3) Member of the Environment and Safety Committee.
(4) Member of the Audit Committee.
(5) Member of the Human Resources and Compensation Committee.
(6) Member of the Governance Committee.
(7) Lead director.
(8) Mr. Gilbert is also a director of Globel Direct, Inc. (Globel). Globel was the subject of a cease trade order issued by the Alberta Securities Commission and the British Columbia Securities Commission on November 7, 2002 because Globel had not filed its Annual Financial Statements for its fiscal year ending May 31, 2002 and its Interim Financial Statements for its first quarter ended August 31, 2002 prior to the prescribed filing deadlines. Globel filed the Annual Financial Statements and Interim Financial Statements on December 20, 2002 and the cease trade order was removed on December 20, 2002.
(9) Mr. Cornhill is not considered to be an independent director as he is an executive officer of the General Partner.

Name of Officer, Municipality of Residence and Position with the General Partner(2)	Principal Occupation During the Past Five Years	Officer Since	Securities Beneficially Owned or Controlled(1)
Richard M. Alexander Calgary, Alberta, Canada Executive Vice President Chief Operating Officer and Chief Financial Officer	Executive Vice President Chief Operating Officer and Chief Financial Officer since January 2007. Senior Vice President Finance and Chief Financial Officer from May 2006 to January 2007. Vice President Finance and Chief Financial Officer Niko Resources Ltd. October 2003 to April 2006. Vice President Investor Relations and Communications of Husky Energy Inc. from July 2001 to September 2003. Treasurer Husky Energy Inc. August 2000 to July 2001.	May 1, 2006	485 Trust Units Nil Trust Options
David W. Cornhill Calgary, Alberta, Canada Chairman, President and Chief Executive Officer	Since 2005, Chairman, President and Chief Executive Officer of AltaGas and the General Partner. In 2004, Chairman and Chief Executive Officer of AltaGas and the General Partner. Chairman and Chief Executive Officer of AltaGas Services from 2003 to 2004. Prior thereto President and Chief Executive Officer of AltaGas Services.	March 26, 2004	985,517 Trust Units Nil Trust Options
Dennis A. Dawson Calgary, Alberta, Canada Vice President, General Counsel and Corporate Secretary	Since 2005, Vice President General Counsel and Corporate Secretary. Vice President General Counsel and Corporate Secretary of AltaGas Ltd. from May 1, 2004. Vice President General Counsel and Corporate Secretary of AltaGas Services since 1998.	March 16, 2005	88,071 Trust Units Nil Trust Options

(1) References to Trust units in this column includes both Trust units and Exchangeable units beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and officer as at December 31, 2006.
(2) David R. Wright became an officer of the General Partner on January 16, 2007 when he was named Executive Vice President. His opening balance of beneficially owned or controlled Trust securities was 5,750 Trust units and 25,000 Trust Options. See "AltaGas Ltd. Directors and Officers" for principal occupation description.

As at December 31, 2006 the directors and executive officers of the General Partner and AltaGas Ltd., as a group, owned beneficially, directly or indirectly, or exercised control or direction over 2,156,864 of the outstanding Trust units and Exchangeable units, or approximately 4 percent of the outstanding Trust units and Exchangeable units. As at December 31, 2006 certain of the directors and officers also had been granted Trust Options to acquire an aggregate of 130,000 Trust units.

Audit Committee Mandate

See attached Schedule A for Audit Committee Mandate.

Composition of the Audit Committee

The Committee is currently comprised of Allan L. Edgeworth, Daryl H. Gilbert and Robert B. Hodgins. Robert B. Hodgins is the chair of the Committee. All of the members of the Committee are independent and financially literate as defined under Canadian securities law.

Relevant Education and Experience

Allan L. Edgeworth has been the President of ALE Energy Inc. since January 2005. Mr. Edgeworth was the President and Chief Executive Officer of Alliance Pipeline from 2001 until December 2004. Mr. Edgeworth joined Alliance Pipeline in 1998 as Executive Vice President and Chief Operating Officer. Prior to that, Mr. Edgeworth spent almost 20 years with Westcoast Energy where he held various positions including Vice President of Pipeline Operations and Senior Vice President of Regulatory Affairs.

Daryl H. Gilbert has been an independent businessman since January 2005. Prior to 2005, Mr. Gilbert had a 26-year career with Gilbert Laustsen Jung Associates Ltd., a reservoir engineering company, most recently as President and Chief Executive Officer for 11 years.

Robert B. Hodgins has been an independent businessman since November 2004. Prior to that, Mr. Hodgins was Chief Financial Officer at Pengrowth Energy Trust from 2002 to 2004. Mr. Hodgins was Vice President and Treasurer at Canadian Pacific Limited from 1998 to 2002 and Chief Financial Officer of TransCanada PipeLines Limited from 1993 to 1998.

Pre-Approval Policies and Procedures

As set forth in the Committee's charter, the Committee must pre-approve all non-audit services provided by the external auditor and has direct responsibility for overseeing the work of the external auditor.

External Auditor Service Fees by Category

Audit Fees

The aggregate fees billed by Ernst & Young LLP, the Trust's external auditors, for audit services were $478,969 in 2006 and $595,187 in 2005.

Audit-Related Fees

The aggregate fees billed by Ernst & Young LLP, the Trust's external auditors, for assurance and related services that were reasonably related to the performance of the audit or review of the Trust's financial statements and were not reported under "Audit Fees" above were $11,175 in 2006 and $10,000 in 2005. The nature of the services was for accounting advice.

Tax Fees

The aggregate fees billed by Ernst & Young LLP, the Trust's external auditors, for professional services for tax compliance, tax advice and tax planning were $8,325 in 2006 and $15,879 in 2005. The nature of the services was tax services and tax planning.

All Other Fees

The aggregate fees billed by Ernst & Young LLP, the Trust's external auditors, for products and services, other than those reported above, were $92,415 in 2006 and $175,224 in 2005. The nature of the services was for translation services and non-audit/tax related fees.

UNANIMOUS SHAREHOLDER AGREEMENT

Pursuant to the Unanimous Shareholder Agreement, the General Partner was granted the powers of the directors of AltaGas Ltd. to manage, or supervise the management of, the business and affairs of AltaGas Ltd., including without limitation in respect of the following matters:

(a) The appointment of the board of directors of AltaGas Ltd., as determined by the Board of Directors in its sole discretion; and

(b) The appointment, mandates and compensation of the executive officers of AltaGas Ltd.

ALTAGAS LTD.

AltaGas Ltd. is the resultant corporation from the amalgamation of ASI, certain of its subsidiaries and an electing shareholder pursuant to the Arrangement. As a result, AltaGas Ltd. owns, directly or indirectly, all of the assets that ASI owned, directly or indirectly, prior to conversion of the business of ASI to the Trust. AltaGas Ltd. retained certain of the liabilities of ASI, including liabilities relating to corporate and income tax matters.

In accordance with the Administration Agreement, AltaGas Ltd. provides all the management, administrative and operating services to the Trust. At December 31, 2006 AltaGas Ltd. and its subsidiaries employed a total of 531 individuals.

DIRECTORS AND OFFICERS

The names, municipality of residence and position of each of the executive officers of AltaGas Ltd. are as follows:

Name of Officer, Municipality of Residence and Position with AltaGas Ltd.	Principal Occupation During the Past Five Years
Gregory A. Aarssen Chatham, Ontario, Canada Divisional Vice President Energy Management	Divisional Vice President Energy Management from January 2007. Vice President Retail Services PremStar October 2004 to January 2007. Vice President PremStar Energy Canada Ltd. January 1998 to October 2004.
Richard M. Alexander Calgary, Alberta, Canada Executive Vice President Chief Operating Officer and Chief Financial Officer and Director	Executive Vice President Chief Operating Officer and Chief Financial Officer since January 2007. Senior Vice President Finance and Chief Financial Officer from May 2006 to January 2007. Vice President Finance and Chief Financial Officer Niko Resources Ltd. October 2003 to April 2006. Vice President Investor Relations and Communications of Husky Energy Inc. from July 2001 to September 2003. Treasurer Husky Energy Inc. August 2000 to July 2001.
Nancy A. Anderson Calgary, Alberta, Canada Vice President Business Development	Vice President Business Development since June 2005. Divisional Vice President Power Services from 2002 to 2005. Senior Vice President El Paso Merchant Energy Canada from 1999 to 2001.
Jeremy R. Baines Calgary, Alberta, Canada Treasurer	Treasurer since July 2005. Manager Corporate Finance Agrium Inc. from 2002 to 2005. Treasury Manager Agrium Inc. from 1999 to 2002.
James B. Bracken Calgary, Alberta, Canada Senior Vice President Energy Services and Power	Senior Vice President Energy Services and Power since 2006. Senior Vice President Energy Services from June 2005 to March 2006. Divisional Vice President Gas Services from 2004 to 2005. Managing Director Advisory Services for Acres Management Consulting from 2002 to 2004. Principal with PA Consulting Group from 2000 to 2001.
David W. Cornhill Calgary, Alberta, Canada Chairman, President and Chief Executive Officer and Director	Since 2005, Chairman, President and Chief Executive Officer of AltaGas and the General Partner. In 2004, Chairman and Chief Executive Officer of AltaGas and the General Partner. Chairman and Chief Executive Officer of AltaGas Services from 2003 to 2004. Prior thereto President and Chief Executive Officer of AltaGas Services.

Name of Officer, Municipality of Residence and Position with AltaGas Ltd.	Principal Occupation During the Past Five Years
Dennis A. Dawson Calgary, Alberta, Canada Vice President General Counsel and Corporate Secretary and Director	Vice President General Counsel and Corporate Secretary since 1998.
Massimiliano Fantuz Chatham, Ontario, Canada Vice President and President PremStar	Vice President since January 2007. Divisional Vice President Gas Services from 2005 to January 2007. President PremStar Energy Canada Limited Partnership from 2004. President PremStar Energy Canada Ltd. from 1998 to 2004.
Michael J. Kilby Chatham, Ontario, Canada Divisional Vice President Gas Services	Divisional Vice President Gas Services from January 2007. Vice President Operations PremStar from October 2004 to January 2007. Vice President Marketing and Operations PremStar Energy Canada Ltd. from February 1998 to October 2004.
Patricia M. Newson Calgary, Alberta, Canada Senior Vice President	President and Chief Executive Officer of Utility Group since July 2005. Senior Vice President since May 2006. Senior Vice President Finance and Chief Financial Officer 1996 to April 2006.
Jeffrey F. Perry Calgary, Alberta, Canada Divisional Vice President Field Gathering and Processing	Divisional Vice President Field Gathering and Processing since January 2007. Divisional Vice President Gathering and Processing Operations from June 2005 to January 2007. Divisional Vice President Field Gathering and Processing from 2003 to June 2005. Area Manager Cochrane Extraction Plant Williams Canada 2001 to 2003.
Marilyn A. Pfaefflin Calgary, Alberta, Canada Divisional Vice President Transmission	Divisional Vice President Transmission since June 2005. Treasurer from 1998 to June 2005.
Deborah S. Stein Calgary, Alberta, Canada Vice President Finance	Vice President Finance since January 2007. Vice President Controller from October 2005 to January 2007. Vice President Corporate Risk from January to October 2005. Manager Investor Relations TransCanada Pipelines Limited from 2001 to 2005.
Kent E. Stout Calgary, Alberta, Canada Vice President Corporate Resources	Vice President Corporate Resources since 2002. Director Human Resources from 1999 to 2002.
Marshal L. Thompson Calgary, Alberta, Canada Senior Vice President External Relations and Corporate Risk	Senior Vice President External Relations and Corporate Risk since January 2007. Senior Vice President Gathering and Processing from June 2005 to January 2007. Vice President Business Development from 2004 to June 2005. Segment Vice President Gathering and Processing from 2002 to 2004. Director Marketing and Extraction from 2001 to 2002.
Randy W. Toone Calgary, Alberta, Canada Divisional Vice President Extraction and Transmission	Divisional Vice President Extraction and Transmission since January 2007. Operations Manager Extraction and Transmission from November 2004 to January 2007. Senior Operations Engineer November 2003 to November 2004. Plant Engineer Williams Energy Canada January 2002 to November 2003.
David R. Wright Calgary, Alberta, Canada Executive Vice President and Director	Executive Vice President from January 2007. Executive consultant 2005 to January 2007. Executive Vice President General Counsel and Corporate Secretary EPCOR Utilities Inc. from 2001 to 2005. Prior thereto Partner with Borden Ladner Gervais LLP and Howard Mackie.

RISK FACTORS

RISKS RELATING TO THE TRUST AND THE UNITS OF THE TRUST

A security holder should consider carefully the risk factors set out below. In addition, prospective security holders should carefully review and consider all other information contained in this Annual Information Form before making an investment decision and consult their own experts where necessary.

Nature of Trust Units

The Trust units do not represent a traditional investment in the diversified energy services business and should not be viewed by unitholders as shares in AltaGas. The units represent a fractional interest in the Trust. As holders of units, unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets are the shares of the General Partner, the units of the Holding Trust, Holding Trust Notes and other investments in securities.

Cash distributions of the Trust are not guaranteed and the price per Trust unit is a function of anticipated distributions, the underlying assets of the Trust and management's ability to effect long-term growth in the value of AltaGas and other entities now or hereafter owned directly or indirectly by the Trust. The market price of the Trust units will be sensitive to a variety of market conditions including, but not limited to, interest rates, electricity prices and natural gas and NGL prices. Changes in market conditions may adversely affect the trading price of the Trust units.

The Trust units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Potential Sales of Additional Trust Units

The Trust may issue additional Trust units in the future to directly or indirectly fund capital expenditure requirements of entities now or hereafter owned directly or indirectly by the Trust, including to finance acquisitions by those entities. Such additional Trust units may be issued without the approval of unitholders. Unitholders will have no pre-emptive rights in connection with such additional issues. The Board of Directors has discretion in connection with the price and the other terms of the issue of such additional Trust units.

Nature of Distributions

Unlike interest payments on an interest-bearing security, cash distributions by income trusts on Trust units (including those of the Trust) are, for Canadian tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those cash distributions may change over time, thus affecting the after-tax return to unitholders. Therefore, a unitholder's rate of return over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a unitholder may receive cash distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a unitholder while returns of capital are generally non-taxable to a unitholder (but reduce a unitholder's adjusted cost base in the Trust unit for tax purposes). The Trust expects that substantially all of the cash distributions to unitholders will be taxed as ordinary income. See "Declaration of Trust and Description of Units – Distributions". Unitholders are advised to consult their own tax advisors with respect to the implications of the distinction discussed above in their own circumstances.

Variability of Distributions

The Cash Flow of the Trust available for distribution to unitholders is a function of numerous factors, including AltaGas' financial performance, the impact of interest rates, electricity prices, natural gas and NGL prices, debt covenants and obligations, working capital requirements and future capital requirements. Distributions may be reduced or suspended entirely depending on the operations of AltaGas and the performance of its assets.

The market value of the Trust units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

Changes in Legislation

Environmental and applicable operating legislation may be changed in a manner which adversely affects AltaGas through the imposition of restrictions on its business activities or by the introduction of regulations that increase AltaGas' operating costs thereby indirectly affecting the Trust and potentially reducing distributions to unitholders.

Income tax laws relating to the Trust, such as the status of mutual fund trusts, may be changed in a manner which adversely affects unitholders.

Federal Government Proposed Changes to Taxation of Income Trusts

On October 31, 2006 the Minister of Finance (Canada) (Finance) announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders. These changes, assuming they are enacted, would apply, in the case of trusts, to a trust that is resident in Canada for purposes of the Tax Act, holds one or more "non-portfolio properties", and the units of which are listed on a stock exchange or other public market (a specified investment flow-through trust, or SIFT trust). In the case of a SIFT trust the units of which were already publicly traded on October 31, 2006, the proposed changes generally would not take effect until January 1, 2011, provided the trust experiences only "normal growth" and no "undue expansion" before then. On December 15, 2006 Finance issued guidelines with respect to what would be considered "normal growth" for this purpose, and on December 21, 2006 Finance released draft legislative proposals to implement the changes previously announced on October 31, 2006. On January 30, 2007 Finance confirmed the Government's intention to proceed with these proposals. The October 31, 2006 proposals, December 15, 2006 guidelines and December 21, 2006 draft legislation are hereinafter collectively referred to as the "October 31 Proposals".

Pursuant to the October 31 Proposals, commencing January 1, 2011, the Trust would become subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties, that is paid or payable to Unitholders, at a rate of 30.5 percent (comparable to the projected combined federal and provincial corporate income tax rate in 2011), and distributions of such income to Unitholders would be treated as dividends paid by a taxable Canadian corporation. The trust units of Holding Trust and the Holding Trust Notes will constitute "non-portfolio properties" of the Trust under the October 31 Proposals, with the result that virtually all of the Trust's income would be subject to the 30.5 percent tax, and distributions of such income by the Trust to its Unitholders would be treated as dividends paid by a taxable Canadian corporation. Returns of capital by the Trust to its Unitholders would not be affected by the October 31 Proposals and would continue to be taxed in the same manner as under the current rules.

It is not expected that the Trust will become subject to these new rules until 2011. However, assuming the October 31 Proposals are ultimately enacted in the form currently proposed, the implementation of such proposals would be expected to result in adverse tax consequences to the Trust and certain Unitholders (in particular, Unitholders that are tax exempt or non-residents of Canada) and may impact cash distributions from the Trust.

In light of the foregoing, the October 31 Proposals may reduce the value of the Units, which would be expected to increase the cost to the Trust of raising capital in the public capital markets. There can be no assurance that the Trust will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the October 31 Proposals.

As noted above, the Trust could become subject to these changes before 2011 if it experiences growth, other than "normal growth", before that time. Under the December 15, 2006 guidelines, the Trust will be considered to have experienced only "normal growth" if its issuances of new equity (which for this purpose includes Trust units and debt that is convertible into Trust units, but does not include non-convertible debt) do not exceed, for each of the intervening periods set forth below, a safe harbour measured by reference to the Trust's market capitalization as of the end of trading on October 31, 2006 (measured solely by the value of the Trust's issued and outstanding publicly-traded Trust units as of that date). The Trust's market capitalization as of October 31, 2006 was approximately $1.5 billion. The intervening periods and their respective safe harbour amounts are as follows:

(a) November 1, 2006 to December 31, 2007 – 40 percent of the Trust's market capitalization as of October 31, 2006;

(b) January 1, 2008 to December 31, 2008 – 20 percent of the Trust's market capitalization as of October 31, 2006;

(c) January 1, 2009 to December 31, 2009 – 20 percent of the Trust's market capitalization as of October 31, 2006;

(d) January 1, 2010 to December 31, 2010 – 20 percent of the Trust's market capitalization as of October 31, 2006.

The December 15, 2006 guidelines provide that these annual safe harbour amounts are cumulative, and that replacing debt that was outstanding as of October 31, 2006 with new equity, whether through a debenture conversion or otherwise, will not be considered growth for these purposes. In addition, an issuance of new equity will not be considered growth to the extent that the issuance is made in satisfaction of the exercise by another person of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation, for Trust units.

While these guidelines are such that it is unlikely they would affect the Trust's ability to raise the capital required to maintain and grow its existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and the Trust's ability to undertake more significant acquisitions.

It is not known at this time when the October 31 Proposals will be enacted by Parliament or whether the October 31 Proposals will be enacted in the form currently proposed.

Loss of Mutual Fund Trust Status

The General Partner intends that the Trust will continue to qualify as a mutual fund trust (and thus also as a registered investment) for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements to maintain its mutual fund trust status. See "Changes in Legislation" above. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and unitholders. Some of the significant consequences of losing mutual fund trust status are listed below.

(a) If the Trust were to cease to be a mutual fund trust, it may, as a consequence of ceasing to be a mutual fund trust, also cease to be a registered investment. In that event, units would cease to be qualified investments for Exempt Plans effective January 1st of the second calendar year following the year in which the Trust ceases to be a registered investment. If, at the end of any month, an Exempt Plan holds units that are not qualified investments, the plan must pay a tax equal to 1 percent of the fair market value of the units at the time the units were acquired by the Exempt Plan. A registered retirement savings plan or registered retirement income fund holding units that are not qualified investments would be subject to taxation on income attributable to the units, including the full amount of any capital gain from a disposition of such units. If a registered education savings plan holds units that are not qualified investments, it may have its registration revoked by the Canada Revenue Agency.

(b) Units held by non-resident unitholders would immediately become taxable Canadian property. Non-resident unitholders would be subject to Canadian income tax and reporting requirements on any gains realized on a disposition of units held by them.

(c) The Trust would be taxed on certain types of income distributed to unitholders. Payment of this tax may have adverse consequences for some unitholders, particularly unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

(d) The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

(e) The Trust would no longer be exempt from the application of the alternative minimum tax provisions of the Tax Act.

In addition, the Trust may take certain measures in the future to the extent it believes necessary to ensure that the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain unitholders, particularly non-residents. See "Risks Associated With the Level of Foreign Ownership" below.

Risks Associated With the Level of Foreign Ownership

The Declaration of Trust contains a number of provisions designed to protect the status of the Trust as a "mutual fund trust" under the Tax Act which, inter alia, requires that a mutual fund trust cannot be established or maintained primarily for the benefit of non-residents. There is no indication that the mutual fund trust status of the Trust currently is in jeopardy. If, in the future, the General Partner determines that any such risk exists, it is entitled to take a number of actions under the Declaration of Trust, including requiring unitholders that it believes are non-residents to sell their Trust units, which actions may have an adverse effect on the market price of the Trust units. In addition, there can be no assurances that the Tax Act will not be amended in the future in a manner that would have a material adverse impact on the mutual fund trust status of the Trust.

Distribution of Holding Trust Notes or Other Securities on Redemption or Termination of the Trust

It is anticipated that the redemption right will not be the primary mechanism for unitholders to liquidate their investment. Holding Trust Notes which may be received as a result of a redemption of units will not be listed on any stock exchange and no market for Holding Trust Notes is expected to develop. In addition, there may be resale restrictions imposed by applicable law upon the recipients of Holding Trust Notes pursuant to the redemption right. The Holding Trust Notes will not be qualified investments for Exempt Plans. On termination of the Trust, the Trustee may distribute securities directly to unitholders, subject to obtaining all of the necessary regulatory approvals. The Holding Trust Notes will not be guaranteed by any other party, and the provisions of the Holding Trust Note Indenture governing events of default and the remedies available thereunder will not provide protection to the holders of Holding Trust Notes which would be comparable to the provisions generally found in debt securities issued to the public;

Debt Service

The Trust or its affiliates may, from time to time, finance a significant portion of their operations through debt. Amounts paid in respect of interest and principal on debt incurred by these entities may impair the ability to satisfy any obligations under its indebtedness held by the Trust or indirectly by the Trust. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service. Ultimately, this may result in lower levels of Cash Flow of the Trust and could reduce distributions to unitholders.

Loans to the Trust or its affiliates are unsecured and subject to customary covenants and financial tests which may in certain circumstances restrict the Trust's ability to make distributions to unitholders or AltaGas' ability to make distributions to AltaGas LP #2 and ultimately to unitholders.

Structural and Contractual Subordination

In the event of a bankruptcy, liquidation or reorganization of AltaGas LP #1, AltaGas or AltaGas Operating Partnership, holders of their respective indebtedness and trade payables will generally be entitled to payment of their claims from the assets of AltaGas or AltaGas Operating Partnership, as applicable, before any assets are made available for distribution to the Trust. The Trust units are therefore effectively junior to indebtedness and most other liabilities (including trade payables) of AltaGas, AltaGas LP #1 and AltaGas Operating Partnership. Neither AltaGas nor AltaGas Operating Partnership is limited in its ability (except pursuant to restrictive covenants contained in debt agreements) to incur secured or unsecured indebtedness.

AltaGas distributes a substantial portion of its cash flow to AltaGas LP #2 pursuant to an interest bearing loan agreement. Payments by AltaGas under this loan agreement are expressly subordinated to the prior payment in full of all indebtedness of AltaGas to third parties. Upon a default under certain indebtedness, AltaGas may be prevented from distributing cash to AltaGas LP #2 thereby ultimately reducing cash available for distribution to unitholders.

Dependence on Operating Entities

The Trust will be entirely dependent upon the success of the operations of affiliates. Accordingly, the distributions to the unitholders will be dependent on the ability of these entities to generate cash flow.

Taxation of Corporate Entities

Income fund structures often involve significant amounts of inter-entity debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. The Board of Directors expects this to be the case in respect of AltaGas Ltd. and its interest expense on its subordinated debt. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against AltaGas Ltd. it could have a material adverse affect on the Cash Flow of the Trust available for distribution to unitholders.

Unitholder Limited Liability

The Declaration of Trust provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a unitholder resulting from or arising out of such unitholder not having such limited liability. There is no assurance that at the relevant time the Trust will have sufficient assets to be able to satisfy such indemnity.

The Declaration of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that obligations under those instruments will not be binding upon unitholders personally. Personal liability may however arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel to the Trust, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the unitholders for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible.

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force, which provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

Deductibility of Expenses

Although the General Partner is of the view that all expenses to be claimed by the Trust, Holding Trust, AltaGas LP #1 and AltaGas LP #2 will be reasonable and deductible, there can be no assurance that the Canada Revenue Agency will agree. If the Canada Revenue Agency successfully challenges the deductibility of any such expenses, the return to unitholders may be adversely affected.

Potential Conflicts of Interest

Circumstances may arise where directors and officers of AltaGas and the General Partner are directors or officers of other entities that are in competition to the interests of AltaGas and the Trust. The General Partner owes a fiduciary duty to AltaGas and the Trust. While the General Partner has agreed to indemnify the Trust in certain circumstances, the General Partner may not have sufficient assets to honour such indemnification.

RISKS INHERENT IN THE TRUST'S OPERATING ENTITIES

The following are the primary risks associated with the business and affairs of the Trust's operating affiliates and should be considered carefully in light of the fact that the Trust will depend entirely on the operations and assets of these entities for its cash flow, and thereby its ability to pay distributions to unitholders. These risks are applicable to AltaGas' current operations and AltaGas' expected future operations.

Operating Risk

As the Trust continues to grow and diversify its energy infrastructure business, the risk profile of the Trust may change. Operating entities may enter into or expand business segments where there is greater economic exposure and more "at risk" capital. The Trust's expectation of higher returns from these businesses justifies the level of risk. In addition the Trust enters into these businesses on the basis that these risks can be actively managed.

Current operations are subject to the risks normally associated with the operation and development of natural gas and power facilities, including mechanical failure, physical degradation, operator error, manufacturer defects, sabotage, terrorism, failure of supply, catastrophic events and natural disasters. The occurrence or continuation of these events could increase AltaGas' costs and reduce its ability to process or transport natural gas or deliver power.

The Trust believes that operational risk is best managed by maintaining control over the timing of capital expenditures, operational decisions and costs by becoming the operator of the facilities in which it invests. At the end of 2006 AltaGas operated 71 of its 74 field gathering and processing facilities, all of its transmission facilities, the Bantry fractionation facility and EEEP. AltaGas does not operate the power plant from which power is generated under the PPA. Failure by the operators of these facilities to operate at the cost or in the manner projected by AltaGas could negatively affect AltaGas' results.

Facility Throughput

The majority of AltaGas' gathering and processing facilities process or transport natural gas from the WCSB. Continuing use of these systems is dependent on a number of factors including the level of exploration and development within the WCSB, the longer-term price of natural gas, the ability of natural gas producers to deliver natural gas to the various pipeline systems and processing facilities and the regulatory environment for producers, transporters and consumers of natural gas.

Throughput at AltaGas' gathering and processing facilities is influenced by production of natural gas in the areas serviced by AltaGas. At all of its field gathering and processing facilities, AltaGas actively pursues opportunities to maintain or increase throughput. AltaGas' contract provisions mitigate the impact of volume declines, generate additional volumes for gathering and processing at its facilities, encourage expansion into areas where AltaGas' facilities are located and allow AltaGas to recover its invested capital in a relatively short period of time. The majority of AltaGas' field processing facilities is skid-mounted and can be moved to areas with favourable production potential should a particular area's production decline significantly.

Market Risk

AltaGas is exposed to market risks resulting from movements in commodity prices and interest rates. AltaGas manages its exposure to these risks through the use of various physical and financial instruments.

AltaGas' Commodity Risk Management Policy details the parameters used to measure, monitor and report commodity price risks. It also includes risk management guidelines and objectives, risk tolerance and approved products. This policy prohibits the use of physical and financial instruments for speculative purposes.

Electricity Prices

AltaGas' revenue from sales related to PPAs and Alberta peaking plant generation under long-term lease are subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth. AltaGas reduces its exposure to floating electricity prices by locking in margins with financial instruments out as far as 36 months and signing fixed-price sales arrangements with end-use customers for terms of up to 8 years.

Interest Rates

The Trust is exposed to interest rate fluctuations on variable rate debt. The Trust monitors its level of fixed to variable rate debt and from time to time enters into interest rate swaps to help maintain balances of each commensurate with the Trust's target to have 70 to 75 percent of its debt at fixed interest rates. At December 31, 2006 the Trust had fixed interest rates on $145 million or 95 percent of its floating rate debt through interest rate swaps. At year-end, $265.5 million or 96 percent of the Trust's total debt, including its medium-term notes, capital lease and swaps, was at fixed interest rates. With the spin-out of the Natural Gas Distribution segment in late 2005 and the corresponding reduction in debt, AltaGas is currently above its target for fixed rate debt. As the Trust finances new growth activities and interest rate swap agreements mature, management anticipates returning to target levels for fixed-rate debt.

Regulatory

The Trust's businesses are subject to regulation in the jurisdictions in which they carry on business. Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek relief through regulator intervention.

Credit Risk

The Trust is exposed to credit-related losses in the event that counterparties to contracts fail to fulfill their present or future financial obligations to AltaGas. AltaGas' credit policy details the parameters used to grant, measure, monitor and report on credit provided to counterparties. AltaGas minimizes counterparty risk by conducting credit reviews and establishing specific credit limits on clients prior to providing products or services. In addition, most contracts include credit mitigation clauses which allow for AltaGas to obtain financial or performance assurances from counterparties under certain circumstances. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

AltaGas has credit risk relating to numerous industrial, commercial and institutional counterparties. AltaGas is satisfied that the counterparties are sufficiently well diversified such that there is no excessive concentration of risk associated with any particular industry or counterparty.

Collateral

AltaGas is able to obtain unsecured credit limits from its counterparties in order to lock in baseload electricity margins and also to procure natural gas supply and services for its energy services business. If counterparties' credit exposure to AltaGas exceeds the unsecured credit limits granted, AltaGas may have to provide collateral in the form of letters of credit or in certain circumstances, parental guarantees. AltaGas mitigates this risk through negotiation of contractual terms with counterparties related to unsecured credit, and diversification of electricity sales and natural gas purchases among a number of counterparties. Through accepted industry practices, AltaGas performs sensitivity analysis to ensure the Trust has sufficient bank lines of credit available to withstand commodity price movements that may require AltaGas to provide counterparties with letters of credit.

ENVIRONMENTAL REGULATION

The natural gas gathering and processing industry and the power generation industry are subject to environmental regulation pursuant to local, provincial, territorial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. Due to the highly toxic and corrosive nature of sour gas, numerous extra regulatory precautions are applied to sour gas wells, processing facilities and pipelines. Environmental legislation can affect the operation of facilities and limit the extent to which facility expansion is permitted. In addition, provincial, territorial and federal legislation requires that facility sites and pipelines be abandoned and reclaimed to the satisfaction of provincial authorities and local landowners. A breach of such legislation may result in the imposition of fines, the issuance of clean-up orders or the shutting down of facilities and pipelines.

AltaGas takes its responsibility to protect the environment in which it operates very seriously. Its mandate is to fully comply with all environmental laws and regulations and to immediately and efficiently deal with any environmental incidences.

With respect to the Kyoto Protocol on Climate Change, the federal government has stated it will not implement the Kyoto Protocol, but instead has stated its commitment to the development and implementation of a plan for reducing greenhouse gases through the Clean Air Act and other initiatives. On February 14, 2007 the House of Commons passed the Kyoto Protocol Implementation Act, a private member's bill which seeks to require the federal government to issue regulations to meet the greenhouse gas emission reduction targets set forth in the Kyoto Protocol. This Act must be approved by the Senate before coming into force. Until the relevant legislation and regulations are enacted under the Kyoto Protocol Implementation Act, if it comes into force, or under other federal acts or regulations, AltaGas is not in a position to accurately determine the impact of any federal requirement to reduce greenhouse gas emission levels on its financial position.

On March 8, 2007 the Alberta government introduced the Climate and Emissions Management Amendment Act and the draft Specified Gas Emitters Regulation. The regulation is proposed to become effective July 1, 2007. Under the proposed regulation, facilities that emit more than 100,000 tonnes of greenhouse gas per year must reduce net emissions intensity by 12 percent from baseline emissions by July 1, 2007. Compliance options include making operating improvements, buying an Alberta-based offset to apply against the emission total or contributing to the Alberta government's new Climate Change and Emissions Management Fund that will invest in technology to reduce greenhouse gas emissions in the province. It is proposed that owners of facilities which do not achieve the necessary reduction will have to pay $15 per tonne above the target for reduced emissions to the Climate Change and Emissions Management Fund.

AltaGas has completed an assessment program of its larger field gathering and processing facilities to quantify the current levels of greenhouse gas emissions. None of AltaGas' field gathering and processing facilities fall within the large emitters category contemplated by the Alberta regulation. If the Alberta regulation comes into force the Sundance B Plant is expected to fall within the large emitters category contemplated by the Alberta regulation and it is expected that TransAlta will have to comply with the Alberta regulation. Until the Alberta regulation comes into force AltaGas is not in a position to determine the impact of the regulation on its financial position.

On February 6, 2006 the Alberta government passed a regulation under the Alberta Environmental Protection and Enhancement Act related to control of mercury emissions from coal-fired power plants. Holders of approvals to operate a coal-fired power plant must submit a proposal in accordance with the regulation for a mercury emissions control program at their coal-fired plant prior to April 1, 2007. TransAlta is expected to submit a written proposal to Alberta Environment on April 1, 2007 detailing how it will reach the minimum mercury emission reduction levels. AltaGas has been working with TransAlta on this issue since before the mercury regulations were introduced, cooperating with TransAlta in order to test mercury reducing technology. Until a proposal is filed, AltaGas is not in a position to determine the impact of the mercury emissions control program on its financial position.

DISTRIBUTIONS

The Trust and AltaGas LP #1 pay cash distributions on or about the 15th day of each month, or if that date is not a business day then the following business day, to unitholders of record on the 25th day of the previous month, or if that day is not a business day the following business day.

Distribution levels are reviewed periodically by the Board of Directors, giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. The Trust targets to pay substantially all of its ongoing sustainable distributable cash through regular monthly distributions made to unitholders.

The Trust's distributions may be limited by its debt covenants under the $75,000,000 Extendible Revolving Term Credit Facility Credit Agreement and the $300,000,000 Extendible Revolving Term Credit Facility Credit Agreement (see "Material Contracts") if a default or event of default exists or would be reasonably expected to exist upon or as a result of making such distribution, or if such distribution would cause the aggregate distributions made during the 12-month period ending on the date of such distribution to exceed the cumulative distributable cash for such period.

In addition, the Declaration of Trust provides that, if necessary, on December 31 of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year. For income tax purposes, it is expected that approximately 73 percent of the cash distributions declared in 2006 will be taxed as interest income with the remaining 27 percent classified as return of capital.

The following table summarizes the monthly cash distributions of the Trust during 2004, 2005 and 2006. On November 17, 2005 all unitholders received a special distribution of one share of Utility Group for every 13.9592 Trust units held on November 14, 2005, for additional value of $0.54 per unit.

Record Date	Payment Date	Distribution per Unit(1)
January 25, 2006	February 15, 2006	$0.160
February 24, 2006	March 15, 2006	$0.160
March 27, 2006	April 17, 2006	$0.165
April 25, 2006	May 16, 2006	$0.165
May 25, 2006	June 15, 2006	$0.165
June 26, 2006	July 17, 2006	$0.165
July 25, 2006	August 15, 2006	$0.165
August 25, 2006	September 15, 2006	$0.170
September 26, 2006	October 16, 2006	$0.170
October 25, 2006	November 15, 2006	$0.170
November 27, 2006	December 15, 2006	$0.170
December 27, 2006	January 15, 2007	$0.170
Total 2006 Cash Distributions Declared		**$1.995**
January 25, 2005	February 15, 2005	$0.150
February 25, 2005	March 15, 2005	$0.150
March 28, 2005	April 15, 2005	$0.150
April 25, 2005	May 16, 2005	$0.150
May 25, 2005	June 15, 2005	$0.150
June 27, 2005	July 15, 2005	$0.150
July 25, 2005	August 15, 2005	$0.150
August 25, 2005	September 15, 2005	$0.160
September 26, 2005	October 17, 2005	$0.160
October 25, 2005	November 15, 2005	$0.160
November 25, 2005	December 15, 2005	$0.160
December 23, 2005	January 16, 2006	$0.160
Total 2005 Cash Distributions Declared		**$1.850**
March 19, 2004	March 31, 2004	$0.110
Total 2004 Dividends Declared(2)		**$0.110**
May 25, 2004	June 15, 2004	$0.150
June 25, 2004	July 15, 2004	$0.150
July 26, 2004	August 16, 2004	$0.150
August 25, 2004	September 15, 2004	$0.150
September 27, 2004	October 15, 2004	$0.150
October 25, 2004	November 15, 2004	$0.150
November 25, 2004	December 15, 2004	$0.150
December 29, 2004	January 17, 2005	$0.150
Total 2004 Cash Distributions Declared		**$1.200**

(1) Distributions declared and paid in November 2005 do not include $0.54 per unit paid to unitholders in the form of shares of Utility Group as a result of the spin-out of the Natural Gas Distribution business.

(2) AltaGas declared monthly distributions from May 2004 onwards. The last dividend declared by ASI was paid on March 31, 2004.

DISTRIBUTION REINVESTMENT PLAN

The Trust has adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for holders of Trust units and holders of Exchangeable units.

The Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan, as may be amended from time to time, provides eligible holders of Trust units and Exchangeable units with the opportunity to reinvest the cash distributions paid by the Trust or AltaGas LP #1 on their units towards the purchase of new Trust units at a 5 percent discount to the Average Market Price of the Trust units, as defined below, on the applicable distribution payment date (the distribution reinvestment component of the Plan) or to elect to exchange such Trust units for a cash payment equal to 102 percent of such distributions on such date (the premium distribution component of the Plan). The Trust unitholder Plan also provides Trust unitholders who are enrolled in either the distribution reinvestment component or the premium distribution component of the Plan with the opportunity to purchase new Trust units at the Average Market Price (with no discount) on the applicable distribution payment date (the optional cash payment component of the Plan). Each of the components of the Plan is subject to prorating and other limitations on availability of new Trust units in certain events.

The "Average Market Price", in respect of a particular distribution payment date, refers to the arithmetic average (calculated to four decimal places) of the daily volume weighted average trading prices of Trust units on the TSX for the trading days on which at least one board lot of Trust units is traded during the period beginning on the later of the 21st business day preceding a distribution payment date and the second business day following the record date applicable to such distribution payment date and ending on the second business day preceding such distribution payment date. Such trading prices will be appropriately adjusted for certain capital changes (including Trust unit subdivisions, Trust unit consolidations, certain rights offerings and certain distributions).

No brokerage commissions will be payable in connection with the purchase of Trust units under the distribution reinvestment component of the plan or optional unit purchase component of the plan and all administrative costs under the Plan are borne by the Trust. Proceeds received by the Trust upon the issuance of additional Trust units under the Distribution Reinvestment Plan will be used by AltaGas for future acquisitions, capital improvements and working capital. Unitholders resident outside of Canada are not entitled to participate in the Plan. Upon ceasing to be a resident of Canada, unitholders will be required to terminate their participation in the Plan.

MARKET FOR SECURITIES

AltaGas Services common shares ceased trading on May 4, 2004. The Trust units commenced trading on the TSX on May 5, 2004 under the symbol ALA.UN. The Exchangeable units are not listed for trading on an exchange.

On June 10, 2004 the Trust closed a public offering of 4.73 million Trust units, at a price of $18.70 per Trust unit for gross proceeds of $88.5 million. The net proceeds of the offering to the Trust, after payment of fees and expenses of $4.7 million, were $83.8 million. The net proceeds were used to reduce bank indebtedness, for general corporate purposes including AltaGas' ongoing capital program, and for funding the acquisition of EEEP.

The following chart provides the reported high and low trading prices and volume of Trust units traded by month from January to December 2006 as reported by the TSX:

Month	High	Low	Volume
January	$30.23	$27.16	1,447,439
February	$31.17	$27.11	2,078,196
March	$30.80	$29.01	3,673,389
April	$30.09	$28.55	1,909,353
May	$30.47	$27.70	2,014,051
June	$29.89	$25.86	2,371,630
July	$29.00	$26.55	2,112,043
August	$29.79	$27.60	2,600,376
September	$29.25	$27.50	2,311,997
October	$29.25	$26.71	2,719,160
November	$27.50	$21.55	6,024,473
December	$27.75	$25.38	2,319,222

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes selected financial information for the last three financial years:

Year ended and as at December 31 *($ millions unless otherwise indicated)*	**2006**	**2005**	**2004[2]**
Revenue			
Gathering and Processing[2]	n/a	n/a	222.6
Field Gathering and Processing	139.1	131.8	n/a
Extraction and Transmission	149.1	181.3	n/a
Power Generation	199.4	189.2	n/a
Energy Services[2]	948.9	1,080.2	629.5
Natural Gas Distribution	n/a	113.4	124.6
Corporate	4.4	10.9	n/a
Intersegment Eliminations	(78.3)	(204.5)	(112.1)
	1,362.6	1,502.3	864.6
Net revenue			
Gathering and Processing[2]	n/a	n/a	160.1
Field Gathering and Processing	129.7	120.1	n/a
Extraction and Transmission	63.2	58.0	n/a
Power Generation	99.6	57.8	n/a
Energy Services[2]	24.7	23.5	59.9
Natural Gas Distribution	n/a	29.0	30.7
Corporate	4.4	10.9	n/a
Intersegment Elimination	(2.7)	(2.4)	(0.3)
	318.9	296.9	250.4
EBITDA	173.1	155.5	133.4
- per unit (basic)[1]	$3.12	$2.88	$2.70
Net income	114.5	90.3	65.8
- per unit (basic)[1]	$2.06	$1.67	$1.33
Cash from operations	146.9	112.3	147.7
- per unit (basic)[1]	$2.65	$2.08	$2.99
Funds from operations	161.7	129.0	108.6
- per unit (basic)[1]	$2.92	$2.39	$2.20
Total assets	1,109.6	1,068.3	1,108.6
Total debt	265.5	269.0	359.5

(1) Reference to per unit metrics in periods prior to May 1, 2004 refer to common shares of AltaGas Services.
(2) Resegmentation occurred in 2005. Prior years were not restated.

CREDIT AND STABILITY RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an income trust's distribution stream when compared to other rated Canadian income trusts.

S&P and DBRS are rating agencies that provide credit ratings. These rating agencies' ratings for debt instruments range from a high of AAA to a low of D and for stability ratings range from a high of SR-1 (S&P) / STA-1 (DBRS) to a low of SR-7 (S&P) / STA-7 (DBRS). S&P also assigns a corporate rating which ranges from a high of AAA to a low of D.

On December 19, 2006 DBRS upgraded the trend on rating for the medium-term notes issued by the Trust to Positive from Stable. DBRS rates the medium-term notes issued by the Trust at BBB (low) with a Positive trend. On January 12, 2007 S&P affirmed its BBB- rating with a stable outlook on AltaGas corporate credit and senior unsecured debt. S&P rates the Trust's senior unsecured debt at BBB- and AltaGas long-term corporate credit at BBB-. The Trust has a stability rating of SR-3 from S&P and STA-3 (middle) from DBRS.

According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. "High" or "low" grades are used to indicate the relative standing within a particular rating category. A stability rating of STA-3 is considered to have good stability and sustainability of distributions per unit. The stability rating is further separated into high, middle and low to indicate where within the ratings category the trust falls. Seven areas are reviewed and assigned a ranking of superior, moderate or weak in determining the overall stability rating. The areas reviewed are operating and industry characteristics, asset quality, financial flexibility, diversification, size and market position, sponsorship and governance, and growth.

According to the S&P rating system, an obligor rated BBB has adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. A stability rating of SR-3 indicates that the Trust has a high level of distributable cash flow generation stability relative to other income funds in the Canadian marketplace.

The credit ratings accorded to the securities by the rating agencies are not recommendations to purchase, hold or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Neither DBRS nor S&P has announced that it is reviewing or intends to revise or withdraw the ratings on the Trust.

MATERIAL CONTRACTS

Set out below are agreements that may be considered material to the Trust:

- Declaration of Trust. See "Declaration of Trust and Description of Units";
- Holding Trust Note Indenture. See "Holding Trust – Holding Trust Notes";
- Administration Agreement. See "Management of the Trust – Administration Agreement";
- Delegation Agreement. See "Management of the Trust – Delegation Agreement";
- Voting and Exchanging Trust Agreement. See "Declaration of Trust and Description of Units – Special Voting Units";
- Unanimous Shareholders' Agreement. See "Unanimous Shareholder Agreement";
- Support Agreement. See "Management of The Trust – Administration Agreement";
- $75,000,000 Extendible Revolving Term Credit Facility Credit Agreement. This is an unsecured three-year extendible revolving letter of credit facility with The Bank of Nova Scotia maturing on September 30, 2009. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowing on the facility bear fees and interest at rates relevant to the nature of the draw made; and
- $300,000,000 Extendible Revolving Term Credit Facility Credit Agreement. This is an unsecured extendible revolving three-year credit facility with Royal Bank of Canada, Canadian Imperial Bank of Commerce, Bank of Montreal, The Bank of Nova Scotia, Alberta Treasury Branches and National Bank of Canada maturing on September 30, 2009. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or documentary credits. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made.
- Trust Indenture between the Trust and Computershare Trust Company of Canada dated May 12, 2005 related to the issuance and sale of debentures pursuant to the Trust's medium-term note program.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The General Partner and AltaGas Ltd. are not aware of any material interest, direct or indirect, of any director or officer of the General Partner or AltaGas Ltd., any director or officer of a corporation that is an insider or subsidiary of the Trust, or any other insider of the Trust, or any associate or affiliate of any such person, in any transaction since the commencement of the Trust's or AltaGas Services' last three completed financial years, or in any proposed transaction, that has materially affected or would materially affect the Trust or any of its subsidiaries.

LEGAL PROCEEDINGS

AltaGas Ltd. is not aware of any material legal proceedings to which the Trust or its affiliates is a party and to which their property is subject.

INTERESTS OF EXPERTS

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, 1000, 440-2nd Ave. S.W., Calgary, Alberta T2P 5E9. The Trust's consolidated financial statements as at December 31, 2006 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of Ernst & Young LLP, independent chartered accountants, given on their authority as experts in auditing and accounting. As of December 31, 2006, the partners and employees of Ernst & Young LLP collectively owned less than 1 percent of the Trust's outstanding Trust units.

ADDITIONAL INFORMATION

Additional information, including directors and officers remuneration and indebtedness, principal holders of the Trust's securities, options to purchase the Trust's securities, and interests of insiders in material transactions, where applicable, is contained in the Trust's 2007 Information Circular, which is expected to be filed on or about March 26, 2007 in connection with the Annual Meeting of unitholders to be held April 26, 2007.

Additional financial information is contained in the Trust's consolidated financial statements for the year ended December 31, 2006 and management's discussion and analysis contained in the 2006 Annual Report of the Trust.

The Trust routinely files all required documents through the SEDAR system and on its own website. Internet users may retrieve such material through the SEDAR website www.sedar.com. The Trust's website is located at www.altagas.ca, but the Trust's website is not incorporated by reference into this Annual Information Form.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Trust units and Exchangeable units is Computershare Trust Company of Canada, 600, 530-8th Avenue S.W., Calgary, Alberta T2P 3S8, Tel: 1-800-564-6253.

The registrar and trustee for the Trust's medium-term notes is Computershare Trust Company of Canada, 710, 530-8th Avenue S.W., Calgary, Alberta T2P 3S8, Tel: 1-800-564-6253.

EFFECTIVE DATE

Unless otherwise specifically herein provided, the information contained in this Annual Information Form is stated as at December 31, 2006.

SCHEDULE A: AUDIT COMMITTEE MANDATE

I. Constitution

The Board of Directors (the "Board") of AltaGas General Partner Inc. (the "General Partner" or the "Corporation") in accordance with the Delegation Agreement among the Trust, the General Partner and the Trustee, has established an Audit Committee (the "Committee") to serve as the Audit Committee of the Trust. Such committee shall be in compliance with the guidelines for corporate governance of The Toronto Stock Exchange ("TSX") and any regulatory or legal authority having jurisdiction over the Trust.

The Committee shall supervise the audit of the Trust's financial records and will ensure the adequacy and effectiveness of its policies and procedures regarding the Trust's financial reporting, internal accounting, financial controls, management information and risk management.

II. Membership

Following each annual meeting of unitholders of the Trust, the Board shall elect from its Members, not less than three (3) Directors to serve on the Committee (the "Members"). The Members and the Chair of the Committee are nominated and elected by the Board. Every Audit Committee Member must be:

- A Director of the Corporation;
- Independent; and
- Financially literate.

No Member of the Committee shall be an officer or employee of the Corporation or any other subsidiary or affiliate of the Trust. Any Member may be removed or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a Director of the Corporation. Each Member shall hold office until the Member resigns or is replaced, whichever first occurs.

The Board will appoint a Member as Chair of the Committee on an annual basis.

The Corporate Secretary of AltaGas Ltd. shall be secretary to the Committee unless the Committee directs otherwise.

III. Meetings

The Committee shall convene no less than four times per year at such times and places designated by its Chair or whenever a meeting is requested by a Member, the Board, or an officer of the Corporation or of AltaGas Ltd. A minimum of twenty-four (24) hours notice of each meeting, plus a copy of the proposed agenda, shall be given to each Member. The Corporate Secretary and Members of management shall attend whenever requested to do so by a Member.

A meeting of the Committee shall be duly convened if all Members are present, or a majority of the Members are present. Where the Members consent, and proper notice has been given or waived, Members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a Member participating in such a meeting by any such means is deemed to be present at that meeting.

In the absence of the chair of the Committee, the Members may choose one (1) of the Members to be the chair of the meeting.

The external auditor will be given notice of and be provided the opportunity to attend every meeting of the Committee.

The Audit Committee will hold in camera sessions with management, the internal and external auditors as may be deemed appropriate by the Members.

Minutes shall be kept of all meetings of the Committee by the Corporate Secretary or designate of the Corporate Secretary.

IV. Duties and Responsibilities

The Committee shall, as permitted by and in accordance with the requirements of the Canada Business Corporations Act, the Delegation Agreement, the Articles and By-Laws of the Corporation and any legal or regulatory authority having jurisdiction, periodically assess the adequacy of procedures for the public disclosure of financial information and review on behalf of the Board and report to the Board the results of its review and its recommendation regarding all material matters of a Financial Reporting and Audit nature, including, but not limited to the following main subject areas:

(a) Financial Statements, including Managements Discussion and Analysis;

(b) Reports to Unitholders and others;

(c) Annual and Interim Press releases regarding financial results;

(d) Internal controls;

(e) Audits and reviews of financial statements of the Trust and its subsidiaries;

(f) Filings to securities regulators;

(g) Review and approval of issuer's hiring policies re: current and former partners and employees of the external auditor;

(h) Pre-approve non-audit work undertaken by the external audit firm; and

(i) Accounting and Auditing Irregularity Reporting Policy.

The Committee shall ensure satisfactory procedures for receipt, retention and resolution of complaints and for the confidential, anonymous submission by employees regarding any accounting, internal accounting controls or auditing matters.

The full Board will be kept informed of the Committee's activities by a report at each regular meeting of the Board.

The Committee will review the relevance and adequacy of this Mandate on at least an annual basis and will provide recommendations to the Governance Committee of the Board.

V. External Auditor

The Audit Committee shall recommend the appointment of the external auditor annually as described in Exhibit "A". Once appointed by the Unitholders, the external auditor shall report directly to Audit Committee.

The Audit Committee shall pre-approve all non-audit services provided by the external auditor, and shall have direct responsibility for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services, including the resolution of disagreements between the external auditor and management.

VI. Relations with Management

The Committee will ensure that it coordinates its activities with the Chief Financial Officer on audit and financial matters and will:

- Meet regularly with Management to discuss areas of concern;
- Review and assess the quality of the executives involved in financial reporting process; and
- Ensure Management provides adequate funding to the Committee so that it may independently engage and remunerate the Auditor and any advisors.

VII. Committee Timetable

The major activities of the Committee will be outlined in an annual Schedule.

SEC File # 82-34911

AltaGas

Well connected

AltaGas Income Trust
1700, 355 - 4th Avenue S.W.
Calgary, AB T2P 0J1
Tel: 403-691-7575
Fax: 403-691-7576
www.altagas.ca

END